Exhibit 99.1

Warning Statement

The documents which you will access by clicking the “acceptance” button below (“these documents”) are being published by Silvercorp Metals Inc. (the “Company”) as required by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”)/the Securities and Futures Commission (the “Commission”) under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These documents should not be accessed by persons located in any jurisdictions where the provision of the following information may breach local securities law.

Each of these documents is in draft form. The information contained in it is incomplete and is subject to change which can be material.

If an offer or an invitation is made to the public in Hong Kong in due course, prospective investors are reminded to make their investment decisions solely based on the Company’s prospectus registered with the Registrar of Companies in Hong Kong, copies of which will be published during the offer period.

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The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law in the United States and may not be offered and sold in the United States or to or for the account or benefit of U.S. persons or persons in the United States (as such terms are used in Regulation S under such Act) unless they are registered under such Act and any applicable state securities laws, or an exemption from the registration requirements of such Act and any applicable state securities laws are available.

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Application Proof of

Silvercorp Metals Inc.

(the “Company”)

(a corporation incorporated under the Business Corporation Act of British Columbia, Canada with limited liability)

WARNING

The publication of this Application Proof is required by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the Securities and Futures Commission (the “Commission”) solely for the purpose of providing information to the public in Hong Kong.

This Application Proof is in draft form. The information contained in it is incomplete and is subject to change which can be material. By viewing this document, you acknowledge, accept and agree with the Company, its sole sponsor, overall coordinator, advisors or members of the underwriting syndicate that:

(a)	this document is only for the purpose of providing information about the Company to the public in Hong Kong and not for any other purposes. No investment decision should be based on the information contained in this document;

(b)	the publication of this document or supplemental, revised or replacement pages on the Stock Exchange’s website does not give rise to any obligation of the Company, its sole sponsor, overall coordinator, advisors or members of the underwriting syndicate to proceed with an offering in Hong Kong or any other jurisdiction. There is no assurance that the Company will proceed with the offering;

(c)	the contents of this document or supplemental, revised or replacement pages may or may not be replicated in full or in part in the actual final listing document;

(d)	the Application Proof is not the final listing document and may be updated or revised by the Company from time to time in accordance with The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

(e)	this document does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities to the public in any jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities, nor is it calculated to invite offers by the public to subscribe for or purchase any securities;

(f)	this document must not be regarded as an inducement to subscribe for or purchase any securities, and no such inducement is intended;

(g)	neither the Company nor any of its affiliates, advisors or underwriters is offering, or is soliciting offers to buy, any securities in any jurisdiction through the publication of this document;

(h)	no application for the securities mentioned in this document should be made by any person nor would such application be accepted;

(i)	the securities referred to in this document have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law in the United States and may not be offered and sold in the United States or to or for the account or benefit of U.S. persons or persons in the United States (as such terms are used in Regulation S under such Act) unless they are registered under such Act and any applicable state securities laws, or an exemption from the registration requirements of such Act and any applicable state securities laws are available;

(j)	the securities mentioned in this document have not been qualified by a prospectus in any jurisdiction in Canada and may not be offered or sold in Canada except pursuant to an available exemption from prospectus requirements under applicable Canadian securities laws;

(k)	as there may be legal restrictions on the publication of this document or dissemination of any information contained in this document, you agree to inform yourself about and observe any such restrictions applicable to you; and

(l)	the application to which this document relates has not been approved for listing and the Stock Exchange and the Commission may accept, return or reject the application for the subject public offering and/ or listing.

If an offer or an invitation is made to the public in Hong Kong in due course, prospective investors are reminded to make their investment decisions solely based on the Company’s prospectus registered with the Registrar of Companies in Hong Kong, copies of which will be published to the public during the offer period.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

IMPORTANT

If you are in any doubt about any of the contents of this Document, you should obtain independent professional advice.

Silvercorp Metals Inc.

(a corporation incorporated under the Business Corporation Act of British Columbia, Canada)

[REDACTED]

Number of [REDACTED] under the [REDACTED]	:	[REDACTED] Shares (subject to the [REDACTED])
Number of [REDACTED]	:	[REDACTED] Shares (subject to [REDACTED])
Number of [REDACTED]	:	[REDACTED] Shares (subject to [REDACTED] and the [REDACTED])
Maximum [REDACTED]	:	HK$[REDACTED] per [REDACTED], plus brokerage of 1.0%, SFC transaction levy of 0.0027%, AFRC transaction levy of 0.00015% and Stock Exchange trading fee of 0.00565% (payable in full on application in Hong Kong dollars and subject to refund)
[REDACTED]	:	[•]

Sole Sponsor, [REDACTED]

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this Document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Document.

A copy of this Document, having attached thereto the documents specified in “Documents Delivered to the Registrar of Companies and Available on Display” in Appendix VI to this Document, has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap 32 of the Laws of Hong Kong). The Securities and Futures Commission of Hong Kong and the Registrar of Companies in Hong Kong take no responsibility as to the contents of this Document or any other documents referred to above.

The [REDACTED] will not be more than HK$[REDACTED] per [REDACTED] and is expected to be not less than HK$[REDACTED] per [REDACTED], unless otherwise announced. Applicants for [REDACTED] may be required to pay, on application (subject to application channels), the maximum [REDACTED] of HK$[REDACTED] for each [REDACTED] together with a brokerage fee of 1.0%, a SFC transaction levy of 0.0027%, AFRC transaction levy of 0.00015% and a Stock Exchange trading fee of 0.00565%. The [REDACTED], for itself and on behalf of the [REDACTED], and with our consent may, where considered appropriate, reduce the number of [REDACTED] at any time prior to the morning of the last day for lodging applications under the [REDACTED]. In such a case, an announcement will be published on the website of our Company at www.silvercorpmetals.com and on the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the [REDACTED] will be canceled and relaunched at the revised number of [REDACTED] and the requirements under Rule 11.13 of the Listing Rules (which include the issue of a supplemental [REDACTED] or a new [REDACTED] (as appropriate)), as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the day which is the last day for lodging applications under the [REDACTED]. Further details are set forth in “Structure of the [REDACTED]” and “How to Apply for [REDACTED]” in this Document. The obligations of the Hong Kong [REDACTED] under the Hong Kong [REDACTED] are subject to termination by the [REDACTED] (for itself and on behalf of the Hong Kong [REDACTED]) if certain grounds arise prior to 8:00 a.m. on the [REDACTED] Date. See “[REDACTED]” of this Document.

We are listed on the Toronto Stock Exchange and NYSE American and are seeking a [REDACTED]. The [REDACTED] are not qualified for sale in Canada and may not be offered and sold in Canada in connection with the [REDACTED], directly or indirectly, except in circumstances where an exemption from [REDACTED] and registration requirements is available. The [REDACTED] have not been and will not be registered under the [REDACTED] or any [REDACTED] law in the United States and may not be offered and sold in the United States or to or for the account or benefit of U.S. Persons or persons in the United States unless the [REDACTED] are registered under the [REDACTED] and any applicable [REDACTED] laws, or an exemption from the registration requirements of the [REDACTED] and any applicable [REDACTED] laws are available. Neither the U.S. Securities and Exchange Commission nor any other U.S. federal or state securities commission or regulatory authority has approved or disapproved of the [REDACTED] or passed an opinion on the adequacy of this Document. Any representation to the contrary is a criminal offense in the United States.

Upon completion of the [REDACTED], all [REDACTED] will become fungible and freely tradable on [REDACTED], provided that [REDACTED] issued to certain Canadian resident subscribers will be subject to a four month hold period under Canadian [REDACTED] laws.

Prior to making an [REDACTED] decision, prospective [REDACTED] should consider carefully all of the information set out in this Document, including the risk factors set out in the section headed “Risk Factors” in this Document. Information regarding the proposed arrangements for the [REDACTED], and dealings and settlement of dealings in, the [REDACTED] following the [REDACTED] is set out in the section headed “[REDACTED], Registration, Dealings and Settlement” in this Document.

[REDACTED]

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

IMPORTANT

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

IMPORTANT

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

EXPECTED TIMETABLE(1)

[REDACTED]

– i –

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

EXPECTED TIMETABLE(1)

[REDACTED]

– ii –

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

EXPECTED TIMETABLE(1)

[REDACTED]

– iii –

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

CONTENTS

IMPORTANT NOTICE TO PROSPECTIVE [REDACTED]

This Document is issued by our Company solely in connection with the [REDACTED] and the [REDACTED] and does not constitute an offer to sell or a solicitation of an offer to subscribe for or buy any [REDACTED]. This Document may not be used for the purpose of, and does not constitute, an offer to sell or a solicitation of an offer to subscribe for or buy any security in any [REDACTED] circumstances. No action has been taken to permit a public offering of [REDACTED] or the distribution of this Document in any jurisdiction [REDACTED]. The distribution of this Document and the offering and sale of the [REDACTED] in other jurisdictions are subject to restrictions and may not be made except as permitted under the applicable [REDACTED] pursuant to registration with or authorization by the relevant [REDACTED] authorities or an exemption therefrom.

You should rely only on the information contained in this Document to make your [REDACTED] decision. We have not authorized anyone to provide you with information that is different from what is contained in this Document. Any information or representation not included in this Document must not be relied on by you as having been authorized by us, the Sole Sponsor, [REDACTED], [REDACTED], any of our or their respective directors or advisers, or any other person or party involved in the [REDACTED]. Information contained on our website, located at www.silvercorpmetals.com, does not form part of this Document.

Page

Expected Timetable	i

Contents	iv

Summary	1

Definitions	20

Summary of the NI 43−101 Code	35

Glossary of Technical Terms	37

Forward-Looking Statements	44

Risk Factors	46

Waivers and Exemption	72

Information about this Document and the [REDACTED]	78

Directors and Parties Involved in the [REDACTED]	82

Corporate Information	85

Industry Overview	87

– iv –

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

CONTENTS

Regulatory Overview	98

History and Corporate Structure	117

Business	131

Directors and Senior Management	197

Substantial Shareholders	211

Share Capital	212

Financial Information	215

Future Plans and [REDACTED]	253

[REDACTED]	255

Structure of the [REDACTED]	264

How to Apply for [REDACTED]	273

[REDACTED], Registration, Dealings and Settlement	287

Appendix I	—	Accountants’ Report	I-1

Appendix IA	—	Condensed Consolidated Financial Statements	IA-1

Appendix II	—	[REDACTED] Financial Information	II-1

Appendix III-A	—	Competent Person’s Report for the Ying Property	IIIA-1

Appendix III-B	—	Competent Person’s Report for the GC Mine	IIIB-1

Appendix III-C	—	Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador	IIIC-1

Appendix III-D	—	Technical Report on Condor Gold Project in Zamora Chinchipe Province, Ecuador	IIID-1

Appendix III-E	—	Technical Report on Chaarat Project in Kyrgyzstan	IIIE-1

Appendix III-F	—	Competent Person’s Report for the BYP Mine	IIIF-1

Appendix IV	—	Summary of Articles, Canadian Corporate and Securities Laws, and Certain United States Federal Securities Laws, TSX and NYSE American Listing Policies and Shareholder Protection Matters	IV-1

Appendix V	—	Statutory and General Information	V-1

Appendix VI	—	Documents Available on Display	VI-1

– v –

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

This summary aims to give you an overview of the information contained in this Document and should be read in conjunction with the full text of this Document. As this is only a summary, it does not contain all the information that may be important to you. You should read this Document in its entirety before you decide to [REDACTED] in the [REDACTED]. There are risks associated with any [REDACTED]. Some of the particular risks in [REDACTED] in the [REDACTED] are set out in “Risk Factors.” You should read that section carefully before you decide to [REDACTED] in the [REDACTED]. Various expressions used in this section are defined or explained in “Definitions” and “Glossary of Technical Terms” in this Document.

OVERVIEW

We are a global precious-metal mining company headquartered in Vancouver, Canada, primarily engaged in the exploration, development and production of silver and gold, and non-ferrous metals including copper, lead and zinc.

We have a proven track record in acquiring, exploring, developing and operating mining assets since 2003. As at the Latest Practicable Date, we held majority interests in six major mining assets across the PRC, Ecuador and the Kyrgyz Republic, namely the Ying Property (which comprises of the Ying Project and the KP Project), the GC Mine, the El Domo Project, the Condor Project, the Chaarat Gold Project and the BYP Project. These assets are at different stages of development, ranging from producing mines in the PRC to advanced-stage and exploration projects in South America and Central Asia. We believe this portfolio provides a combination of stable cash flow from existing operations and long-term growth potential from development and exploration assets.

During the Track Record Period, our revenue was generated from the sale of metal concentrates produced from the Ying Project and the GC Mine, both located in the PRC. We sold our concentrates primarily to smelting companies in the PRC and, to a lesser extent, to mineral products trading companies. Our products are priced principally by reference to quoted market prices of the relevant metals and the grades of our concentrates. During the Track Record Period, silver was our principal product and contributed approximately 57.7%, 62.5% and 69.3% of our revenue for the fiscal years ended March 31, 2024 and 2025, and the nine months ended December 31, 2025, respectively.

We are a leading silver producer in China. According to SMM, we ranked third in China in terms of silver production in 2025, with annual silver production of 7.0 million ounces and a market share of 6.3%. Our flagship Ying Project ranked first among mining projects in China in terms of silver production volume in 2025. We also maintained competitive cost efficiency, with silver AISC of USD9.7 per ounce for the fiscal year ended March 31, 2025 and adjusted silver AISC of USD11.1 for the calendar year 2025, compared with the global average of USD12.2 per ounce for calendar year 2025 according to SMM.

Our PRC operations are the foundation of our current production and cash flows. The Ying Project, located in Henan Province, is our flagship silver-lead-zinc mining camp and has been in operation since 2006. The GC Mine, located in Guangdong Province, is an underground silver-lead-zinc mine and has been in operation since 2014. For the fiscal year ended March 31, 2025, our annual ore processed reached approximately 1.3 million tons, representing an increase of 18.7% from the fiscal year ended March 31, 2024. The Ying Project and the GC Mine contributed the entirety of our revenue over the Track Record Period.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

In addition to our producing assets, we have expanded our growth pipeline through acquisitions and project development. As at the Latest Practicable Date, in Ecuador, we held a 75.0% interest in the El Domo Project, a copper-gold project under construction, and a 98.7% interest in the Condor Project, an exploration project with gold, silver, zinc and lead mineralization. In the Kyrgyz Republic, we held a 70.0% interest in the Chaarat Gold Project, which comprises the Tulkubash and Kyzyltash gold projects and related exploration areas. In the PRC, we also held a 70.0% interest in the BYP Project in Hunan Province, for which we are applying for a new mining operation approval.

Our strategy is to create long-term shareholder value by maintaining stable production and cash flow from our existing mines, expanding Mineral Resources and Mineral Reserves through systematic exploration, advancing our development-stage assets, pursuing disciplined acquisitions and strategic investments, and maintaining responsible mining and ESG practices across the jurisdictions in which we operate.

OUR BUSINESS MODEL

We generate revenue primarily from the sale of metal concentrates produced from our operating mines. During the Track Record Period, our revenue was generated from the Ying Project and the GC Mine, both of which are located in the PRC. Ore mined from these projects is processed into concentrates containing silver, gold, lead and zinc, which are then sold primarily to smelting companies in the PRC for further production and, to a lesser extent, to mineral products trading companies in the PRC.

Our business model covers the principal stages of the mining value chain, including exploration, mine planning, mining, ore processing, product sales and settlement. We retain control over key operational functions, including exploration planning, mining design, production planning, selection of mining methods, production safety programmes, on-site supervision and quality inspection. During the Track Record Period, we engaged third-party contractors to perform certain field execution work, including drilling, exploration tunneling, mine development tunneling, mining preparation tunneling, mining work and ore transportation, in accordance with our design, plans and production safety requirements.

Our current production is supported by three operating processing plants in the PRC, comprising Ying Plant 1 and Ying Plant 2 for the Ying Project, and the GC Plant for the GC Mine. Raw ore is transported to our processing plants and processed through crushing, grinding, flotation, gravity separation, concentrate thickening/filtering and dewatering, depending on the processing plant and ore characteristics. The concentrates produced from our processing plants are our principal products sold during the Track Record Period.

We typically enter into annual framework agreements with our customers to establish the principal commercial framework, including pricing, delivery and inspection arrangements. Such framework agreements generally do not contain binding purchase volume or fixed product price commitments. Actual sales are typically agreed through monthly sales agreements. Our customers generally arrange and bear the cost and insurance for transporting our products from our mines or processing plants to their sites, and we usually require full payment as deposits before shipment.

Our selling prices are determined principally by reference to quoted market prices of the relevant metals and the grades of our metal concentrates. In line with market practice, we use publicly quoted prices as the reference basis for silver, gold, lead and zinc, and our final settlement is subject to product sampling and assay procedures. At the time of loading, samples are taken under customer supervision. For details of our average selling prices (net of value added tax and smelter charges), see “Financial Information — Description of Key Statement of Income Items — Revenue — Average selling prices, net of value added tax and smelter charges”. If a customer disagrees with our assay results, the umpire sample may be submitted to an agreed umpire laboratory for retesting, and the umpire’s result will form the final basis of settlement.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

As our revenue is generated from the sale of metal concentrates, our financial performance is mainly affected by the market prices of silver, gold, lead and zinc, ore grades, mining and processing volumes, recovery rates, production costs, and the operating performance of our mines and processing plants. Going forward, we expect our business model to continue to be supported by stable production and cash flow from the Ying Project and the GC Mine, while our development and exploration assets in Ecuador, the Kyrgyz Republic and the PRC provide additional growth potential as they advance toward production.

COMPETITIVE STRENGTHS

We believe the following strengths have contributed to our historical performance and will continue to support our long-term growth:

•	Leading silver production position in China supported by a sizeable and high-quality mineral asset base;

•	Competitive AISC driven by high operation efficiency, high grade mining assets and well-established infrastructure;

•	Proven track record in acquiring, investing in and integrating mining assets;

•	Commitment to responsible mining and sustainable development; and

•	Experienced international management team and skilled workforce.

BUSINESS STRATEGIES

•	Expanding our existing mining operations through further exploration and development;

•	Diversifying our mining portfolio and product offerings through targeted acquisitions and by investing in and incubating junior exploration companies; and

•	Commitment to responsible mining and ESG practices.

MAJOR MINING AND EXPLORATION PERMITS

As at the Latest Practicable Date, we held a total of 22 valid mining licences, permits and authorisations, including (i) five production licences for the Ying Property, (ii) one production licence for the GC Mine; (iii) seven concessions for the El Domo Project; (iv) seven concessions for the Condor Project; and (v) one exploration licence and one production licence for the Chaarat Gold Project. We were in the process of applying for a new gold-focused mining licence for the BYP Project. For details, see “Business — Mining Assets and Mineral Resources — Major Mining Licences, Permits and Authorisations” in this Document.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

OUR MINERAL RESOURCES AND RESERVES

With the sums calculated on the basis of the mineral resource estimates set out in various Competent Persons’ Reports in Appendix III to this Document, and as confirmed by the relevant Competent Person, the following table provides the information of our mineral resources by types of metal as at December 31, 2025.

Summary of Mineral Resources by Types of Metal

Category	Tonnes	Contained Metal
	(Million)	Ag (Moz)	Au (Koz)	Cu (Kt)	Pb (Kt)	Zn (Kt)
Measured	37.2	134.8	748.9	110.8	647.7	475.7
Indicated	108.7	128.0	3,984.8	128.9	514.0	620.9
Measured + Indicated	145.9	262.8	4,732.6	239.7	1,161.9	1,095.5
Inferred	148.6	102.6	6,618.4	28.2	352.9	568.0
Total	294.4	365.4	11,351.0	267.9	1,514.8	1,663.5

With the sums calculated on the basis of the mineral reserve statements set out in various Competent Persons’ Reports in Appendix III to this Document, and as confirmed by the relevant Competent Person, the following table provides the information of our mineral reserves by types of metal as at December 31, 2025.

Summary of Mineral Reserves by Types of Metal

Category	Tonnes	Contained Metal
	(Million)	Ag (Moz)	Au (Koz)	Cu (Kt)	Pb (Kt)	Zn (Kt)
Proven	16.6	70.8	335.8	73.2	323.0	241.6
Probable	32.0	59.5	785.3	71.1	223.5	236.2
Proven + Probable	48.6	130.3	1,121.1	144.4	546.5	475.9

PLANNED PRODUCTION SCHEDULE OF OUR OPERATING MINING PROJECTS

The following schedules set forth the planned mining and production schedule for our operations in the Ying Property and the GC Mine, respectively.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

Ying Property

																		Total
SGX	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	LOM
Production (kt)	73	370	441	481	507	519	503	503	511	509	512	487	477	407	398	331	214	7,243
Au (g/t)	0.11	0.09	0.01	0.06	0.04	0.02	0.05	0.06	0.03	0.08	0.04	0.03	0.05	0.03	0.01	0.01		0.04
Ag (g/t）	215	215	215	215	215	214	212	212	208	204	196	191	184	183	178	162	140	200
Pb (%)	4.02	4.26	4.25	4.04	3.67	3.98	3.96	3.82	3.94	4.19	3.71	3.77	3.52	3.51	4.03	3.73	3.09	3.87
Zn (%)	1.68	1.64	1.67	1.72	1.69	2.16	1.83	1.98	1.93	1.57	1.88	1.71	1.89	1.95	2.07	1.64	1.4	1.81
Cu (%)
AgEq (g/t)	345	348	344	342	332	346	339	339	336	334	317	310	301	300	309	278	236	324

																		Total
HZG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	LOM
Production (kt)	11	100	100	100	100	100	100	101	101	100	97	76						1,086
Au (g/t）
Ag (g/t）	176	206	202	202	203	205	206	202	202	201	182	161						198
Pb (%)	0.56	0.68	0.79	0.73	0.72	0.63	0.56	0.83	0.84	0.66	0.61	0.56						0.69
Zn (%)
Cu (%)	0.29	0.28	0.35	0.34	0.33	0.29	0.34	0.23	0.19	0.2	0.23	0.23						0.28
AgEq (g/t)	201	233	235	233	234	232	233	230	229	224	206	183						225

																		Total
HPG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	LOM
Production (kt)	20	115	116	119	125	130	131	132	132	132	107	88						1,348
Au (g/t)	0.8	0.82	1.08	1.28	1.27	1.07	1.01	0.88	1.14	0.58	0.65	1.14						0.99
Ag (g/t）	63	63	63	56	54	65	64	70	64	71	71	23						62
Pb (%)	2.22	2.29	1.73	1.97	2.21	2.81	2.97	3.04	2.29	3.2	2.83	1.61						2.48
Zn (%)	0.62	0.6	0.46	0.73	0.57	0.49	0.68	0.86	0.47	0.91	0.73	0.59						0.65
Cu (%)	0.09	0.1	0.1	0.06	0.06	0.04	0.06	0.06	0.1	0.06	0.04	0.02						0.07
AgEq (g/t)	204	207	217	236	237	240	242	240	236	219	212	178						225

																		Total
TLP	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	LOM
Production (kt)	84	332	373	416	413	402	393	362	340	306	255	248	142					4,066
Au (g/t）
Ag (g/t）	158	160	170	167	170	162	158	152	135	122	91	77	73					145
Pb (%)	2.33	2.31	2.13	2.1	1.88	2.09	2.08	2.18	2.4	1.63	2.59	2.61	2.6					2.18
Zn (%)
Cu (%)
AgEq (g/t)	210	212	217	214	212	209	205	200	188	158	149	135	131					193

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

																		Total
LM East	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	LOM
Production (kt)	23	101	104	128	148	147	154	157	156	158	158	160	160	152	152	143	88	2,289
Au (g/t)				0.04					0.17	0.01	0.19		0.09					0.03
Ag (g/t）	217	236	257	239	226	238	229	225	232	213	223	210	206	225	230	230	228	227
Pb (%)	0.97	0.98	1.01	1.04	1.23	0.88	1.03	1.39	0.99	0.89	0.74	0.79	1.18	1.24	1.37	1.05	1.01	1.05
Zn (%)	0.2	0.22	0.22	0.26	0.23	0.23	0.33	0.29	0.27	0.19	0.22	0.17	0.26	0.19	0.2	0.33	0.32	0.24
Cu (%)
AgEq (g/t)	239	259	281	265	254	259	254	257	264	234	250	228	238	253	261	256	253	253

																		Total
LM West	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	LOM
Production (kt)	66	235	250	250	249	247	247	242	229	170	132	107	51					2,475
Au (g/t)	0.61	0.52	0.51	0.48	0.53	0.39	0.42	0.27	0.17	0.15	0.19	0.22	0.41					0.38
Ag (g/t）	150	180	167	172	165	178	165	166	166	172	173	164	123					168
Pb (%)	1.13	1.23	1.28	1.16	1.05	1.16	1.24	1.43	1.67	1.42	1.21	1.51	2.38					1.31
Zn (%)
Cu (%)	0.16	0.16	0.12	0.16	0.14	0.12	0.1	0.09	0.05	0.09	0.14	0.05	0.03					0.11
AgEq (g/t)	233	258	244	245	239	241	232	224	220	220	222	218	212					234

																		Total
DCG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	LOM
Production (kt)	1	22	21	53	55	55	56	54	47									365
Au (g/t)	1.21	2.11	2.27	2.09	1.79	1.59	1.02	1.01	0.91									1.5
Ag (g/t）	27	39	35	40	36	27	32	30	30									33
Pb (%)	0.86	0.94	0.34	0.24	0.59	0.46	2.01	1.66	1.97									1.08
Zn (%)
Cu (%)
AgEq (g/t)	146	235	233	220	198	170	159	150	148									181

																		Total
KP	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	LOM
Production (kt)	35	97	97	18														248
Au (g/t)	0.4	0.63	0.76	0.8														0.66
Ag (g/t）	132	178	151	142														158
Pb (%)	0.83	1.13	1.21	1.09														1.12
Zn (%)	1.24	2.38	2.48	1.6														2.2
Cu (%)
AgEq (g/t)	207	302	289	264														281

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

																		Total
Ying Mine	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	LOM
Production (kt)	278	1,308	1,503	1,644	1,616	1,600	1,584	1,552	1,516	1,374	1,261	1,166	830	559	550	474	302	19,119
Au (g/t) .	0.24	0.24	0.24	0.3	0.26	0.21	0.2	0.17	0.18	0.11	0.12	0.12	0.07	0.02	0.01	0.01	0	0.18
Ag (g/t）	169	177	181	176	177	179	174	173	169	170	164	152	165	194	192	183	166	174
Pb (%).	2.29	2.38	2.32	2.24	2.15	2.36	2.42	2.48	2.54	2.55	2.54	2.54	2.84	2.89	3.3	2.92	2.49	2.47
Zn (%)	0.5	0.57	0.69	0.72	0.61	0.76	0.67	0.74	0.72	0.69	0.86	0.78	1.14	1.47	1.56	1.24	1.08	0.79
Cu (%)	0.06	0.06	0.05	0.05	0.05	0.04	0.04	0.03	0.03	0.03	0.04	0.02	0	0	0	0	0	0.03
AgEq (g/t)	252	264	270	268	261	266	260	258	256	250	247	235	254	287	296	271	241	260
Ag (t)	47	232	272	290	285	286	276	268	257	234	207	178	137	109	106	87	50	3,320

Notes

1	Numbers may not compute exactly due to rounding.
2	Low zinc grades with minimal value not included for HZG, TLP, LME, LMW, and DCG.
3	DCG mine plan includes ~ 40kt of Inferred Resources – not material to Ying Mineral Reserves.
4	Other very minor and non-material differences between schedule and Mineral Reserves.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

GC Mine

							Exploration
Year	ROM	AgEq	Ag	Pb	Zn	Capital Dev	Dev	Stope Dev	Total Dev
Unit	kt	g/t	g/t	%	%	metre	metre	metre	metre
2026	345	168	58	0.97	2.44	3,978	13,932	10,890	28,800
2027	350	176	62	1.06	2.5	7,390	5,913	6,828	20,131
2028	365	164	62	0.98	2.22	9,122	1,578	15,683	26,384
2029	372	164	68	0.93	2.04	4,216	1,918	14,826	20,959
2030	372	172	68	0.88	2.35	3,064	1,814	15,520	20,398
2031	373	171	68	0.84	2.35	1,217	1,934	15,652	18,803
2032	373	166	68	0.82	2.2	749	1,895	15,191	17,835
2033	372	169	62	0.89	2.44	795	3,493	13,401	17,688
2034	373	151	59	0.88	1.99	518	3,012	14,927	18,456
2035	372	162	63	0.86	2.2	561	2,328	13,687	16,576
2036	372	168	66	0.87	2.29	357	2,163	15,114	17,634
2037	373	160	65	0.86	2.1	388	2,490	13,784	16,661
2038	373	161	56	1.02	2.24	471	2,406	14,766	17,643
2039	373	154	60	0.95	2	827	1,963	14,314	17,104
2040	372	158	59	0.88	2.2	532	1,457	12,168	14,157
2041	372	156	58	0.85	2.18	744	2,775	8,694	12,212
2042	223	165	62	1.05	2.18	147	562	7,329	8,038
2043	62	161	60	0.84	2.27	0	0	1,305	1,305
LOM total	6,186	163	63	0.91	2.23	35,075	51,632	224,077	310,785

Notes:

[1]	ROM stands for run of mine, which includes dilution and ore loss.
[2]	Dev stands for drive development
[3]	Stope Prep stands for stope preparation development
[4]	Inferred Mineral Resources are not included.
[5]	ROM is considered feed the processing plant directly or rehandled from the temporary stockpile. Therefore, the processing plan is the same as mine schedule.

MAJOR CUSTOMERS AND SUPPLIERS

Major Customers

During the Track Record Period, we sold our metal concentrates primarily to smelting companies in the PRC and, to a lesser extent, to mineral products trading companies in the PRC. In line with industry practice, smelting companies generally prefer to source metal concentrates from mining companies located in proximity to their smelting facilities in order to reduce transportation costs, which are typically borne by customers. As the Ying Project is located near major smelting companies in Henan Province, the PRC, we generated a significant portion of our revenue from sales to a limited number of smelting companies during the Track Record Period.

For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2025, sales to our largest customer amounted to RMB432.5 million, RMB549.4 million and RMB454.7 million, respectively, representing 28.0%, 25.5% and 21.8% of our revenue for the same fiscal years/period, respectively. Sales to our five largest customers amounted to RMB1,420.5 million, RMB1,857.8 million and RMB1,704.4 million, respectively, representing 92.1%, 86.1% and 81.9% of our revenue for the same fiscal years/period, respectively.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

During the Track Record Period, substantially all of our five largest customers are smelting companies or companies engaged in smelting and/or trading of non-ferrous or precious metals in Henan Province, the PRC. We generally required full advance payment from our major customers before delivery. During the Track Record Period, our products sold to our five largest customers primarily included concentrates containing silver, lead, copper and gold.

We typically enter into annual framework agreements with our customers, which set out the principal commercial framework for pricing, delivery and inspection arrangements. Actual sales are generally made under monthly sales agreements. Our selling prices are determined primarily by reference to quoted market prices of the relevant metals and the grades of our concentrates, and the final settlement is subject to sampling and assay procedures. We generally do not allow customers to return products. See “Risk Factors — We derive a substantial portion of our sales from a small number of customers.”

Major Suppliers

Our major suppliers during the Track Record Period primarily consisted of mining and tunneling contractors, mining construction service providers, electricity suppliers and explosives suppliers. Due to the nature of mining operations and the importance of proximity, operational familiarity and local service availability, we selected suppliers and contractors primarily based on the location of our mining operations, particularly the Ying Project and the GC Mine.

For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2025, purchases from our largest supplier amounted to RMB254.3 million, RMB336.4 million and RMB277.6 million, respectively, representing 28.6%, 27.7% and 20.6% of our total purchases for the same years/period, respectively. Purchases from our five largest suppliers amounted to RMB533.1 million, RMB702.5 million and RMB600.9 million, respectively, representing 59.9%, 58.0% and 44.7% of our total purchases for the same years/period, respectively.

The credit periods granted by our major suppliers generally ranged from 30 days to 60 days, and payments were generally settled periodically.

We believe our supplier concentration reflects the operational characteristics of our mines and the local supplier base around our principal operating assets. See “Risk Factors — We had a concentration of suppliers (including contractors) during the Track Record Period.”

OUR INDUSTRY AND COMPETITIVE LANDSCAPE

The principal products we produced and sold during the Track Record Period were metal concentrates containing silver, gold, lead and zinc. These metals are used across a broad range of industrial and investment applications. Silver is used in, among others, electronics, photovoltaic products, jewelry and physical investment products. Lead is primarily used in lead-acid batteries, energy storage and industrial applications, while zinc is used in galvanizing, alloys, infrastructure, automotive and other industrial applications. The prices of these metals are generally determined by international and domestic market supply and demand, and are affected by factors including macroeconomic conditions, industrial demand, investment demand, treatment charges, production costs, geopolitical developments and monetary policy.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

According to SMM, China’s silver concentrate production industry is relatively concentrated. In 2025, the top five silver concentrate producers in China accounted for 31.9% of national market supply. We ranked third in China in terms of silver production volume in 2025, with a market share of 6.3%. Our flagship Ying Project ranked first among mining projects in China in terms of silver production volume in 2025.

We also have a competitive position in lead concentrate production in China. According to SMM, China had more than 100 lead concentrate producers in 2025, and most market participants had relatively low market shares. In 2025, our lead concentrate production was approximately 62.6 million pounds, making us one of the top ten lead concentrate producers in China. Our zinc concentrate production was approximately 22.3 million pounds in 2025, making us one of the top 50 zinc concentrate producers in China.

The mining industry is capital-intensive and technically demanding. Key entry barriers include access to quality mineral resources, exploration and mining licences, geological expertise, mine development capability, processing infrastructure, production safety and environmental compliance, capital resources and local operating experience. Mining companies also compete for high-quality mineral assets, skilled technical personnel, contractors, smelting capacity and financing.

We believe we differentiate ourselves from competitors through our established operating base in China, sizeable silver Mineral Resources and Mineral Reserves, high-grade ore bodies, competitive cost profile, long operating history and portfolio of development and exploration assets outside China. Our current production is supported by the Ying Project and the GC Mine, both of which generated revenue during the Track Record Period. We also have development and exploration assets in Ecuador and the Kyrgyz Republic, which provide additional exposure to gold, copper and other metals and support our long-term portfolio diversification.

Our cost position is supported by high-grade assets, established infrastructure and operating efficiency. According to SMM, global silver AISC increased from approximately USD11.4 per ounce in 2021 to approximately USD12.2 per ounce in 2025, while our silver AISC was USD9.7 per ounce for the fiscal year ended March 31, 2025 and our adjusted silver AISC was USD11.1 per ounce. We believe our cost profile, together with by-product contributions from lead and zinc, enhances our ability to withstand fluctuations in silver prices relative to higher-cost producers.

SUMMARY OF HISTORICAL FINANCIAL INFORMATION

The following tables present our summary of consolidated financial information as at and for the fiscal years ended March 31, 2024 and 2025 and for the nine months ended December 31, 2024 and 2025. We have derived this summary from our financial information set forth in the Accountant’s Report set out in Appendix I and Appendix IA to this Document. The summary financial data set forth below should be read together with our consolidated financial information and the related notes, as well as the section headed “Financial Information”.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

Consolidated Statements of Income Items

The following table sets out our consolidated statement of income items for the fiscal years/periods indicated. See “Financial Information” in this Document and the Accountants’ Reports set out in Appendix I and Appendix IA to this Document for details.

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	(USD’000)	(USD’000)	(USD’000)	(USD’000)
			(unaudited)	(unaudited)
Revenue	215,187	298,895	223,782	290,776
Cost of mine operations
Production costs	88,574	108,363	73,684	85,622
Depreciation and amortization	27,286	31,014	22,764	27,481
Mineral resource taxes	5,275	7,359	5,466	6,554
Government fees and other taxes	2,641	16,009	14,021	8,416
General and administrative	10,822	12,599	10,442	8,954
	134,598	175,344	126,377	137,027
Income from mine operations	80,589	123,551	97,405	153,749
Corporate general and administrative	14,095	17,565	13,816	15,719
Property evaluation and business development	807	3,333	2,904	918
Foreign exchange (gain) loss	337	581	—	(983)
Gain on investments	(7,677)	(12,451)	(7,528)	(27,125)
Loss (gain) on derivative liabilities	—	9,011	(11,561)	118,166
Share of loss in associates	2,692	2,806	1,263	283
Dilution (gain) loss on investment in associates	(733)	—	—	285
Impairment of investment in associates	4,251	—	—	—
Loss on disposal of plant and equipment	45	163	179	190
Other expenses (income)	2,851	(609)	(2,461)	1,876
Income from operations	63,921	103,152	100,793	44,420
Finance income	6,247	8,518	5,864	9,891
Financial costs	(213)	(6,713)	(3,270)	(9,703)
Income before income taxes	69,955	104,957	103,387	44,608
Income tax expense	20,277	26,188	20,991	27,856
Net income	49,678	78,769	82,396	16,752
Attributable to:
Equity holders of the Company	36,306	58,190	65,775	(9,222)
Non-controlling interests	13,372	20,579	16,621	25,974
	49,678	78,769	82,396	16,752

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

Consolidated Statements of Financial Position

The following tables set out our consolidated statements of current assets and liabilities and non-current assets and liabilities for the fiscal years/periods indicated. See “Financial Information” in this Document and the Accountants’ Reports set out in Appendix I and Appendix IA to this Document for details.

			As at	As at
	As at March 31,		December 31,	March 31,
	2024	2025	2025	2026
	USD’000	USD’000	USD’000	USD’000
			(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	152,942	363,978	462,376	421,989
Short-term investments	31,949	5,078	464	346
Trade and other receivables	2,202	1,081	2,994	1,562
Inventories	7,395	8,028	12,319	9,493
Due from related parties	590	1,158	1,376	1,554
Income tax receivable	71	37	—	—
Prepaids and deposits	6,749	7,561	4,459	8,497
	201,898	386,921	483,988	443,441
Current Liabilities
Accounts payable and accrued liabilities	41,797	63,881	95,631	85,163
Current portion of lease obligation	213	278	294	286
Current portion of convertible notes	—	2,460	113,650	2,069
Current portion of derivative liabilities	—	—	163,550	—
Deposits received	4,223	7,264	5,208	20,888
Income tax payable	921	2,679	11,082	15,574
	47,154	76,562	389,415	123,980
Net current assets	154,744	310,359	94,573	319,461

			As at
	As at March 31,		December 31,
	2024	2025	2025
	USD’000	USD’000	USD’000
			(unaudited)
Non-current Assets
Long-term prepaids and deposits	1,634	2,099	11,753
Long-term receivables	—	1,079	4,061
Reclamation deposits	4,409	4,263	4,774
Other investments	46,254	17,277	48,854
Investment in associates	49,426	46,016	55,372
Investment properties	463	511	494
Plant and equipment	79,898	93,793	97,374
Mineral rights and properties	318,833	586,982	666,645
Total non-current assets	500,917	752,020	889,327

Non-current Liabilities
Long-term portion of lease obligation	1,102	1,053	958
Long-term portion of convertible notes	—	108,193	—
Derivative liabilities	—	50,768	—
Contract liabilities	—	—	44,148
Deferred income tax liabilities	51,108	59,338	62,297
Environmental rehabilitation	6,442	9,639	9,194
Total non-current liabilities	58,652	228,991	116,597

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

Consolidated Statements of Cash Flows

The following table sets out our consolidated statement of cash flow for the fiscal years/periods indicated. See “Financial Information” in this Document and the Accountants’ Reports set out in Appendix I and Appendix IA to this Document for details.

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	USD’000	USD’000	USD’000	USD’000
			(unaudited)	(unaudited)
Net cash from operating activities	91,570	138,631	107,930	220,404
Net cash used in investing activities	(65,710)	(44,667)	(31,264)	(105,098)
Net cash (used in) from financing activities	(16,798)	115,117	115,114	(21,383)
Effect of exchange rate changes on cash and cash equivalents	(1,812)	1,955	(68)	4,475
Increase in cash and cash equivalents	7,250	211,036	191,712	98,398
Cash and cash equivalents, beginning of the year	145,692	152,942	152,942	363,978
Cash and cash equivalents, end of the year	152,942	363,978	344,654	462,376

Key Financial Ratios

The following table sets out our key financial ratios. See “Financial Information” in this Document and the Accountants’ Reports set out in Appendix I and Appendix IA to this Document for details.

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	(%)	(%)	(%)	(%)
Profitability ratios
Income from mine operations margin(1)	37.5	41.3	43.5	52.9
Net income margin(2)	23.1	26.4	36.8	5.8
Adjusted net income margin (non-IFRS measure)(3)	24.5	32.8	35.5	40.4
Return on equity(4)	8.4	11.0	11.5	2.0
Adjusted return on equity (non-IFRS measure)(5)	9.0	13.7	11	13.8
Return on assets(6)	7.2	8.6	9.1	1.3
Adjusted return on assets (non-IFRS measure)(7)	7.6	10.6	8.6	9.4

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

			As at
	As at March 31,		December 31,
	2024	2025	2025
Liquidity ratios
Current ratio(8)	4.3	5.1	1.2
Quick ratio(9)	4.1	4.9	1.2
Leverage ratio
Debt ratio(10)	15.1	26.8	36.8
Net leverage ratio(11)	(1.6)	(1.6)	(4.9)

Note:

1.	Income from mine operations margin is calculated using income from mine operations divided by revenue for the respective period, multiplied by 100%.

2.	Net income margin is calculated using net income divided by revenue for the respective period, multiplied by 100%.

3.	Adjusted net income margin is calculated using adjusted net income (non-IFRS measure) divided by revenue for the respective period, multiplied by 100%.

4.	Return on equity ratio is calculated using net income divided by the average of the opening and closing balances of total equity for the respective period, multiplied by 100%.

5.	Adjusted return on equity ratio is calculated using adjusted net income (non-IFRS measure) divided by the average of the opening and closing balances of total equity for the respective period, multiplied by 100%.

6.	Return on assets ratio is calculated using net income divided by the average of the opening and closing balances of total assets for the respective period, multiplied by 100%.

7.	Adjusted return on assets ratio is calculated using adjusted net income (non-IFRS measure) divided by the average of the opening and closing balances of total assets for the respective period, multiplied by 100%.

8.	Current ratio is calculated using total current assets divided by total current liabilities as at the end of the respective period.

9.	Quick ratio is calculated using total current assets less inventories then divided by total current liabilities as at the end of the respective period.

10.	Debt ratio is calculated using total liabilities divided by total assets as at the end of the respective period.

11.	Net leverage ratio is calculated using net debt divided by EBITDA as at the end of the respective period. Here, net debt is total interest_bearing debt minus cash and cash equivalents and EBITDA is earnings before interest, tax, depreciation and amortisation.

Issuance of Convertible Notes

On November 25, 2024, the Company issued the unsecured convertible senior notes (the “Convertible Notes”) and received gross proceeds of USD150 million, before transaction costs of USD6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025. In addition, the Convertible Notes are conditionally convertible at the holder’s option into Shares of the Company at any time prior to maturity at a fixed conversion rate of 216.0761 common shares per USD1,000 principal amount, representing an initial conversion price of approximately USD4.628 per share. See Note 19 to the Accountants’ Report set out in Appendix I in this Document for details.

[REDACTED] STATISTICS

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

[REDACTED]

OUR DIVERSE SHAREHOLDERS’ BASE

During the Track Record Period and up to the Latest Practicable Date, our shareholding structure was diverse such that no shareholder can control or exercise significant influence over our managements or our operation and management.

DIVIDEND POLICY

Since the fiscal year ended March 31, 2019, our Group has been paying semi-annual dividend of USD0.0125 per share (USD0.025 per share on an annual basis). The declaration and payment of future dividends, if any, is at the discretion of the Board and will be based on a number of relevant factors including commodity prices, market conditions, financial results, cash flows from operations, and expected cash requirements. For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2025, we declared and paid cash dividends of USD4.4 million, USD4.9 million and USD5.5 million, respectively.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

RISK FACTORS

Our business and the [REDACTED] involved certain risks, which are set out in the section headed “Risk Factors” in this Document. You should read that section in its entirety before you decide to [REDACTED] in the [REDACTED]. Some of the major risks we face include:

•	Volatility in metal market prices could materially and adversely affect the profitability of our operations and financial condition.

•	Mineral Reserve and Mineral Resource estimates are based on a number of assumptions and thus may not reflect the amount of minerals that may ultimately be extracted.

•	The permits and licences required for our mining and exploration operations may not be granted or renewed.

•	Actual capital costs, operating costs, production and economic returns may differ significantly from those anticipated, and future development activities may not result in profitable mining operations.

•	To the extent we seek to expand through acquisitions, joint ventures and strategic collaborations, we may experience problems in executing, managing and integrating the acquisitions, joint ventures and strategic collaborations.

•	The title to some of our mineral projects may be uncertain or defective, which put our investment in such properties at risk.

•	We derive a substantial portion of our sales from a small number of customers.

•	We had a concentration of suppliers (including contractors) during the Track Record Period.

•	We are subject to costs and risks related to mine closures.

SHARE OPTION SCHEMES

Our Company have adopted the Omnibus Plan approved by Shareholders on September 26, 2025. Pursuant to the Omnibus Plan, a further 745,107 common Shares have been reserved for issuance upon the exercise of outstanding Options and 2,498,586 common shares are issuable upon the settlement of outstanding RSUs as at the Latest Practicable Date.

For the principal terms and details of the outstanding share options and RSUs under the Omnibus Plan, please refer to the sections headed “Appendix V — Statutory and General Information — D. Equity Compensation Plan”.

(a)	Outstanding Options under the Omnibus Plan

The Shares subject to the Options exercised under the Omnibus Plan represent (i) approximately [REDACTED]% of our issued share capital immediately upon completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes); and (ii) approximately [REDACTED]% of our issued share capital immediately upon completion of the [REDACTED] (assuming exercise in full of all Options granted under the Omnibus Plan, no exercise of the [REDACTED] and no issuance of Shares upon (i) settlement of all outstanding RSUs under the Omnibus Plan, and (ii) conversion of all the Convertible Notes).

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

Further, assuming that (i) our Company had been [REDACTED] on the [REDACTED] since [REDACTED] with [REDACTED] Shares in issue (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes); and (ii) all the Options granted under the Omnibus Plan in respect of 745,107 Shares were exercised in full on [REDACTED], the earnings per Share on a pro forma basis for the nine months ended December 31, 2025 would have been diluted from approximately US$[REDACTED] (unaudited) to US$[REDACTED] (unaudited).

(b)	Outstanding RSUs under the Omnibus Plan

The Shares subject to the RSUs settled under the Omnibus Plan represent (i) approximately [REDACTED]% of our issued share capital immediately upon completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes); and (ii) approximately [REDACTED]% of our issued share capital immediately upon completion of the [REDACTED] (assuming settlement in full of all RSUs granted under the Omnibus Plan, no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, and (ii) conversion of all the Convertible Notes).

Further, assuming that (i) our Company had been [REDACTED] on the [REDACTED] since [REDACTED] with [REDACTED] Shares in issue (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes); and (ii) all the RSUs granted under the Omnibus Plan in respect of 2,498,586 Shares were settled in full on [REDACTED], the earnings per Share on a pro forma basis for the nine months ended December 31, 2025 would have been diluted from approximately USD[REDACTED] (unaudited) to USD[REDACTED] (unaudited).

[REDACTED] EXPENSES

[REDACTED] expenses represent professional fees, [REDACTED] commissions and other fees incurred in connection with the [REDACTED]. We estimate that our total [REDACTED] expenses (including [REDACTED] commission) will be approximately HK$[REDACTED] million, accounting for approximately [REDACTED]% of the gross [REDACTED] from the [REDACTED] (assuming an [REDACTED] of HK$[REDACTED] per [REDACTED], being the mid-point of the indicative [REDACTED] range stated in this Document and the [REDACTED] is not exercised). During the Track Record Period, [REDACTED] expenses of approximately HK$[REDACTED] million were charged to our condensed consolidated statements of income for the nine months ended December 31, 2025, and no [REDACTED] expenses was capitalised to our condensed consolidated statements of financial position nor recognised as prepaid [REDACTED] expenses as at December 31, 2025, which are expected to be deducted from equity upon [REDACTED] as they are directly attributable to the [REDACTED] to the public. The estimated remaining [REDACTED] expenses of approximately HK$[REDACTED] million are expected to be charged to our consolidated statements of income for the year ending 31 December 2026, and approximately HK$[REDACTED] million are expected to be deducted from equity upon [REDACTED]. The [REDACTED] expenses consist of HK$[REDACTED] million [REDACTED]-related expenses and HK$[REDACTED] million non-[REDACTED]-related expenses (including fees and expenses of legal advisers and the reporting accountants of HK$[REDACTED] million and other fees and expenses of HK$[REDACTED] million).

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

USE OF [REDACTED]

We estimate that we will receive net [REDACTED] from the [REDACTED] of approximately HK$[REDACTED] million after deducting the [REDACTED] fees and expenses payable by us in the [REDACTED], assuming that the [REDACTED] is not exercised and assuming an [REDACTED] of HK$[REDACTED] per [REDACTED], being the mid-point of the indicative [REDACTED] range of HK$[REDACTED] to HK$[REDACTED] per [REDACTED] in this Document.

We intend to use the net [REDACTED] from the [REDACTED] for the following purposes and in the amounts set out below, subject to changes in light of our evolving business needs and changing market conditions:

•	approximately [REDACTED]%, or HK$[REDACTED] million, will be used to advance the construction of our projects in Ecuador and the Kyrgyz Republic, in order to fully realize our growth potential:

a.	Approximately [REDACTED]% of the net [REDACTED], or HK$[REDACTED] million, is expected to be allocated to the development of the Chaarat Gold Project in the Kyrgyz Republic.

b.	Approximately [REDACTED]% of the net [REDACTED], or HK$[REDACTED] million, is expected to be allocated to the construction of the Condor Project in Ecuador.

•	approximately [REDACTED]%, or HK$[REDACTED] million, will be used to acquire sizable, high-quality mining assets with high margins and long mine lives; and

•	approximately [REDACTED]%, or HK$[REDACTED] million, will be used for general corporate purposes.

For further details, see “Future Plans and [REDACTED]” in this Document.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Dividends on Shares

Dividends paid or credited or deemed to be paid or credited on the Shares to a Non-Resident Holder (as defined in “Appendix IV-Summary of Articles, Canadian Corporate And Securities Laws, And Certain United States Federal Securities Laws, TSX and NYSE American Listing Policies and Shareholder Protection Matters-Certain Canadian Federal Income Tax Considerations” to this Document) will be subject to Canadian non-resident withholding tax at a rate of 25% of the gross amount of the dividend, unless such rate is reduced by virtue of the provisions of an applicable income tax treaty or convention between Canada and the jurisdiction of which the Non-Resident Holder is a resident. For example, under the Agreement between the Government of Canada and the Government of the Hong Kong Special Administrative Region of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, signed on November 11, 2012 (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is the beneficial owner of the dividends, is a resident of the Hong Kong Special Administrative Region for the purposes of the Treaty, and is entitled to such Treaty benefit is generally limited to 15% of the gross amount of the dividend (or 5% in the case of such a holder that is a company that controls directly or indirectly at least 10% of the voting power in the company paying the dividend). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (including the Treaty) and the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisers to determine their entitlement to relief under an applicable income tax treaty or convention.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY

A Non-Resident Shareholder that is entitled to a reduction in the rate of withholding tax will be required to furnish the Company with certain documentation in support of such reduced withholding rate. For Non-Resident Shareholders who hold the Shares through CCASS, it is our understanding that CCASS will not be able to provide any supporting documentation in respect of the beneficial holders of the Shares that are on deposit with CCASS and accordingly, such Non-Resident Shareholders will not be entitled to a reduction of the withholding tax at source. However, they may be entitled to obtain a refund from the Canadian taxing authority for any excess amount that may be withheld and remitted. Such persons should consult their own tax advisers with respect to the requirements and timelines applicable to obtaining such refunds. For details, see “Appendix IV — Summary of Articles, Canadian Corporate And Securities Laws, And Certain United States Federal Securities Laws, TSX and NYSE American Listing Policies and Shareholder Protection Matters-Certain Canadian Federal Income Tax Considerations” to this Document.

RECENT DEVELOPMENT AND NO MATERIAL ADVERSE CHANGE

Acquisition of Chaarat ZAAV

We entered into a share purchase agreement with Chaarat on November 11, 2025 (as amended on December 24, 2025) and a cooperation agreement and a share purchase and shareholders’ agreement with the National Investment Agency under the President of the Kyrgyz Republic on January 16, 2026 in respect of the acquisition and restructuring of Chaart ZAAV. The acquisition of the 100% equity interest in Chaarat ZAAV from Chaarat for a cash consideration US$92 million was completed on January 23, 2026. On April 28, 2026, we transferred 30% equity interest in Chaarat ZAAV to Kyrgyzaltyn, a state-owned entity of Kyrgyz Republic pursuant to the agreements with the National Investment Agency. As a result, Chaart ZAAV has become our 70% owned subsidiary. On May 13, 2026, the consideration of US$60 million (minus the offset bonus payment under applicable Kyrgyz laws) had been fully paid to the NIA after the Kyrgyz government extended the validity period of Chaarat ZAAV’s mining licence from 2032 to 2062. For details, see “History and Corporate Structure — Material Acquisitions Completed After the Track Record Period — Acquisition of Chaarat ZAAV”.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

DEFINITIONS

In this Document, unless the context otherwise requires, the following terms shall have the meanings set out below. Certain other terms are explained in the section headed “Glossary of Technical Terms” in this Document.

“Accountants’ Report”	the report of the Reporting Accountants set out in Appendix I to this Document

“Adventus”	Adventus Mining Corporation, a company incorporated under the laws of Canada October 24, 2016, our subsidiary

“Adventus Acquisition”	the acquisition by our Group of all issued and outstanding common shares of Adventus, completed on July 31, 2024

“Adventus Early Exploration and Evaluation Projects”	the early exploration and evaluation projects in Ecuador acquired by our Group through the Adventus Acquisition, including the Pegasus A, Luz Project, Orquídeas Project, Tres Picachos Project, Cascas Project, La Canela Project, Chalapo Project and Palma Real Project

“AFRC”	the Accounting and Financial Reporting Council

“AISC”	all-In Sustaining Cost

“ARCOM”	the Mining Regulation and Control Agency of Ecuador (Agencia de Regulación y Control Minero)

“Articles”	the articles of our Company, as adopted by the Company on October 20, 2004 and currently in force, a summary of which is set out in Appendix IV to this Document

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Auditor”	Deloitte LLP

“Australian dollar” or “AUD”	Australian dollars, the lawful currency of Australia

“BCBCA”	the Business Corporations Act (British Columbia), as amended, supplemented or otherwise modified from time to time

“Besharal State Reserve”	the Besharal State Reserve in the Kyrgyz Republic, which forms part of the Western Tien-Shan UNESCO Natural Heritage Site

“Board” or “Board of Directors”	the board of Directors of the Company

“Brigade 1”	Henan First Geological Brigade Co., Ltd. (河南省第一地質大 隊有限公司) a limited liability company incorporated under the laws of PRC on March 9, 2023, and one of our shareholders of Henan Found

“Business Day”	a day which is not a Saturday, a Sunday or a public holiday and on which banks in Hong Kong, are generally open for business

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DEFINITIONS

“BVI”	The British Virgin Islands

“BYP Mine”	the Baiyunpu gold-lead-zinc mine located in Hunan Province, the PRC, in which we held 70% interest as at the Latest Practicable Date through our wholly-owned subsidiary, Wonder Success

“BYP Project”	the Baiyunpu gold-lead-zinc project located in Hunan Province, the PRC, in which we held a 70.0% equity interest as at the Latest Practicable Date through our wholly-owned subsidiary, Wonder Success

“BYP Report”	the Competent Person’s Report for the BYP Mine prepared by SRK Consulting China Ltd with the effective date of December 31, 2025 as set out in Appendix III-F to this Document

“CAD”, “C$” or “Canadian dollars”	Canadian dollars, the lawful currency of Canada

[REDACTED]

“Canadian Legal Adviser”	McCarthy Tétrault LLP

[REDACTED]

“Chaarat”	Chaarat Gold Holdings Limited, the vendor under the ZAAV Acquisition

“Chaarat Gold Project”	the gold project located in the Kyrgyz Republic comprising the Tulkubash and Kyzyltash deposits and the surrounding exploration licences covering the Karator and Ishakuld gold zones, held by Chaarat ZAAV

“Chaarat Gold Project Report”	the Competent Person’s Report for the Chaarat Gold Project prepared by SRK Consulting China Ltd., with the effective date of December 31, 2025, as set out in Appendix III-E to this Document

“Chaarat ZAAV”	CHAARAT ZAAV CJSC (3AO Ч AAPAT 3AAB), a closed joint stock company incorporated in and governed by the laws of the Kyrgyz Republic on November 10, 2002, in which we indirectly held 70% interest through Fortune Gold Mining (H.K.) Limited at the Latest Practicable Date

“China” or “the PRC”	the People’s Republic of China excluding, for the purposes of this Document, Hong Kong Special Administrative Region and Macau Special Administrative Region of the People’s Republic of China and Taiwan

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DEFINITIONS

“CJV(s)”	cooperative joint venture(s), a form of foreign investment permitted in the PRC under the PRC Sino-Foreign Cooperative Joint Venture Law (《中華人民共和國中外合資經營企業法》, which was abolished by Foreign Investment Law of the PRC (《中華人民共和國外商投資法》)

“close associate(s)”	has the meaning ascribed to it under the Listing Rules

“Company” or “our Company”	Silvercorp Metals Inc. (formerly known as SKN Resources Ltd.), a company incorporated under the laws of the Province of British Columbia, Canada on October 31, 1991 and shares of which are listed on the TSX and NYSE American on October 24, 2005 and May 15, 2017 respectively, both under the symbol “SVM”

“Company Law” or “PRC Company Law”	the Company Law of the PRC (中華人民共和國公司法), which was enacted by the Standing Committee of the NPC on December 29, 1993 and became effective on July 1, 1994, as the same may be amended, supplemented or otherwise modified from time to time

“Companies Ordinance”	the Companies Ordinance (Cap 622 of the Laws of Hong Kong), as amended and supplemented or otherwise modified from time to time

“Companies (Winding Up and Miscellaneous Provisions) Ordinance”	the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Competent Persons”	has the meaning ascribed thereto under Rule 18.01 of the Listing Rules equivalent to Qualified Person under NI 43-101 and, in the context of this Document, means AMC Mining Consultants (Canada) Ltd., SRK Consulting China Ltd. and Hillerton Consulting Limited, and each a Competent Person

“Competent Persons’ Reports”	the Competent Persons’ Reports on the mineral assets of the Company as set out in Appendix III to this Document, and each a Competent Person’s Report equivalent to Technical Report under NI 43-101

“Compliance Adviser”	Rainbow Capital (HK) Limited

“Condor Project”	the advanced Condor Project located in Ecuador, in which Adventus owned 100% interest of the various concessions contained herein as at the Latest Practicable Date

“Condor Report”	the Competent Person’s Report for the Condor Project prepared by SRK Consulting China Ltd., with the effective date of December 31, 2025, as set out in Appendix III-D to this Document

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“connected transaction(s)”	has the meaning ascribed to it under the Listing Rules

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DEFINITIONS

“Convertible Notes”	US$150,000,000 aggregate principal amount of 4.75% of unsecured convertible notes due 2029 issued by the Company on November 25, 2024

“core connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix C1 to the Listing Rules

“CNY”, “RMB” or “Renminbi”	Renminbi, the lawful currency of the PRC

“CSRC”	the China Securities Regulatory Commission (中國證券監督管理委員會)

“Curimining” or “Curimining S.A.”	Curimining S.A., a company incorporated under the laws of Ecuador and the holding entity of the El Domo Project

“DCG Mine”	a development project in Dong Cao Gou in which our Group held 77.5% interest as at the Latest Practicable Date through our wholly-owned subsidiary, Victor Mining

“Early Exploration and Evaluation Projects”	the Adventus Early Exploration and Evaluation Projects and the La Yesca Project

“Ecuadorian Legal Adviser”	Flor Bustamante Pizarro Hurtado

“EIT Law” or “EIT Laws”	the Enterprise Income Tax Law of the PRC and its implementation rules and related regulations, as amended, supplemented or otherwise modified from time to time

“El Domo Project”	the advanced El Domo-Curipamba Project located within the Curipamba project concessions in Ecuador, in which Adventus owned 75% interest as at the Latest Practicable Date

“El Domo Report”	the Competent Person’s Report for the El Domo Project prepared by SRK Consulting China Ltd., with the effective date of December 31, 2025, as set out in Appendix III-C to this Document

[REDACTED]

“Extreme Conditions”	extreme conditions as announced by the government of Hong Kong in the case where a super typhoon or other natural disaster of a substantial scale seriously affects the working public’s ability to resume work or raises safety concerns for a prolonged period

“FCPA”	the U.S. Foreign Corrupt Practices Act of 1977, as amended

[REDACTED]

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DEFINITIONS

“fiscal year”	the Company’s financial year ended March 31 of a year

“FVTPL”	fair value through profit or loss

“FVTOCI”	fair value through other comprehensive income

“GC Mine”	the Gaocheng mine located in Guangdong Province, the PRC, in which we owned 99.0% interest as at the Latest Practicable Date through our wholly-owned subsidiaries, Yangtze Mining HK and Silvercorp Beijing

“GC Report”	the Competent Person’s Report for the GC Mine prepared by SRK Consulting China Ltd with the effective date of December 31, 2025 as set out in Appendix III-B to this Document

[REDACTED]

“Group”, “the Group”, “our Group”, “we” or “us”	Our Company and all of our subsidiaries or, where the context so requires, in respect of the period before our Company became the holding company of its present subsidiaries, the business operated by such subsidiaries or their predecessors (as the case may be)

“Guangdong Found”	Guangdong Found Mining Co., Ltd. (廣東發恩德礦業有限公司), a limited liability company incorporated under the laws of PRC on November 20, 2008, which owns and operates the GC Mine, in which we held 99.0% interest as at the Latest Practicable Date through our wholly-owned subsidiaries, Yangtze Mining HK and Silvercorp Beijing

“Guoruiteng Mining”	Guoruiteng Mining Investment (Beijing) Co., Ltd (國瑞騰礦業投資(北京)有限公司), a limited liability company incorporated under the laws of PRC on October 26, 2012, and one of the shareholders of Guangdong Found

“Henan DLR”	Department of Land and Resources of Henan Province (河南省國土資源廳)

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DEFINITIONS

“Henan Found”	Henan Found Mining Co., Ltd. (河南發恩德礦業有限公司), a limited liability company incorporated under the laws of PRC on August 30, 2004, in which we held 77.5% interest of the SGX Mine, TLP Mine, HZG Mine, LMW Mine, DCG Mine, Kuanping Project, HPG Mine and LME Mine, as at the Latest Practicable Date through our wholly-owned subsidiary, Victor Mining

“Henan Huawei”	Henan Huawei Mining Co. Ltd. (河南華威礦業有限公司), a limited liability company incorporated under the laws of PRC on December 15, 2006

“Henan Ruifeng”	Henan Ruifeng Mining Co. Ltd. (河南瑞峰礦業有限公司), a limited liability company incorporated under the laws of PRC on May 17, 2021, a wholly-owned subsidiary of Henan Found

“Henan Yudi”	Henan Yudi Technology Group Co., Ltd. (河南省豫地科技集 團有限公司), a limited liability company incorporated under the laws of the PRC on July 1, 2022, deemed to hold 22.5% interest in Henan Found

“Henan Xinxiangrong”	Henan Xinxiangrong Mining Co., Ltd. (河南鑫相融礦業有限 公司) a limited liability company incorporated under the laws of PRC on October 10, 2008, and one of the shareholders of Henan Found

“HFCAA”	the Holding Foreign Companies Accountable Act of the United States, as amended

“HGMR”	Henan Non-Ferrous Geological & Mineral Resources Group Co. Ltd. (河南有色地質礦產集團有限公司), a limited liability company incorporated under the laws of PRC on March 5, 2004, and one of our shareholders of Henan Found

“HK” or “Hong Kong”	the Hong Kong Special Administrative Region of the PRC

[REDACTED]

“HKICPA”	Hong Kong Institute of Certified Public Accountants

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

DEFINITIONS

[REDACTED]

“HNTE”	High and New Technology Enterprise accredited under applicable PRC laws and regulations

“Hong Kong dollars”, “HK$” or “HKD”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong Legal Adviser”	Jun He Law Offices

[REDACTED]

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DEFINITIONS

“HPG Mine”	A silver-gold-lead-zinc mine in Haopinggou, located in Henan Province, the PRC in which we owned 80.0% beneficial interest as at the Latest Practicable Date through our wholly-owned subsidiary, Victor Resources

“HZG Mine”	a silver and lead mine in Hou Zhang Gou in Henan Province, the PRC in which our Group holds a 77.5% interest through our wholly-owned subsidiary, Victor Mining

“IASB”	International Accounting Standards Board

“IFRS”	International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board

“independent third party(ies)”	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules

“Industry Consultant” or “SMM”	SMM Information & Technology Co., Ltd.

[REDACTED]

“IOSCO”	the International Organization of Securities Commissions

“IOSCO MMOU”	the IOSCO Multilateral Memorandum of Understanding Concerning Consultation and Cooperation and the Exchange of Information

“Karator and Ishakuld gold zones”	the Karator and Ishakuld gold zones covered by the exploration licences forming part of the Chaarat Gold Project

“Kuanping Project” or “KP Project”	the Kuanping exploration project located in Henan Province, the PRC, in which we held 77.5% interest as at the Latest Practicable Date through our wholly-owned subsidiary, Victor Mining

“Kyrgyz som” or “KGS”	Kyrgyzstan Som, the lawful currency of Kyrgyzstan

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DEFINITIONS

“Kyrgyzaltyn”	Kyrgyzaltyn JSC, a state-owned entity of the Kyrgyz Republic and the holder of 30% equity interest in Chaarat ZAAV as at the Latest Practicable Date

“Kyrgyz Legal Adviser”	GRATA International

“Kyzyltash deposits”	the Kyzyltash sulfide gold deposit forming part of the Chaarat Gold Project

“La Yesca Project”	the silver-polymetallic epithermal project located in Nayarit State, Mexico, in which our Group held an interest as at the Latest Practicable Date

“Latest Practicable Date”	May 18, 2026, being the latest practicable date for ascertaining certain information in this Document before its publication

“LBMA”	the London Bullion Market Association

[REDACTED]

“Listing Guide”	Guide for New Listing Applicants, as amended, supplemented or otherwise modified from time to time

“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“LME Mine”	a mine in Longmen East, located in Henan Province, in which we owned 80.0% beneficial interest through our wholly-owned subsidiary, Victor Resources

“LMW Mine”	a mine in Longmen West, located in Henan Province, in which our Group held 77.5% interest as at the Latest Practicable Date through our wholly-owned subsidiary, Victor Mining

“Luminex”	Luminex Resources Corp, a company incorporated under the laws of the Province of British Columbia, Canada on March 16, 2018 our subsidiary

“Main Board”	the stock exchange (excluding the option market) operated by the Stock Exchange, which is independent from and operated in parallel with the GEM of the Stock Exchange

“Major Mining Assets”	the Ying Property, the GC Mine, the El Domo Project, the Condor Project, the Chaarat Gold Project and the BYP Project

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

DEFINITIONS

“MOFCOM” or “Ministry of Commerce”	the Ministry of Commerce of the PRC (中華人民共和國商務 部)

“NDRC”	the National Development and Reform Commission of the PRC (中華人民共和國國家發展和改革委員會)

“New Infini”	New Infini Silver Inc., a company incorporated under the laws of the Province of British Columbia, Canada on October 13, 2020, in which the Company held an approximately 46.15% interest as at the Latest Practicable Date

“NI 43-101 Code”	National Instrument 43-101 – Standards of Disclosure for Mineral Projects, the primary rule governing mineral property disclosure under Canadian securities laws

“NIA”	the National Investment Agency under the President of the Kyrgyz Republic

“NUAG”	New Pacific Metals Corp., a company incorporated under the laws of the Province of British Columbia on April 19, 1972 with its shares listed for trading on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP)

“NYSE”	New York Stock Exchange

“NYSE American”	NYSE American LLC, formerly known as NYSE Alternext US LLC

[REDACTED]

“Omnibus Plan”	The Company’s amended and restated share-based compensation plan, further details of which are described in “Appendix V — Statutory and General Information — D. Equity Compensation Plan” to this Document

“Omnibus Plan Option(s)” or “Option(s)”	the share option(s) granted under the Omnibus Plan

“Omnibus Plan RSU(s)” or “RSU(s)”	the restricted share unit(s) granted under the Omnibus Plan

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

DEFINITIONS

“Overseas Listing Trial Measures”	the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (境內企業境外 發行證券和上市管理試行辦法) and the supporting guidelines issued by the CSRC, as amended, supplemented or otherwise modified from time to time

[REDACTED]

“PBOC”	the People’s Bank of China

“PCAOB”	the Public Company Accounting Oversight Board of the United States

“PMPA”	the precious metals purchase agreement entered into between Adventus and Wheaton in connection with the El Domo Project dated January 17, 2022, as amended from time to time

“PRC government”	the government of the PRC, including all governmental subdivisions (including provincial, municipal and other regional or local government entities)

“PRC Legal Adviser”	JunHe LLP, our legal adviser as to PRC laws

“PRC Mineral Resources Law”	the Mineral Resources Law of PRC (中華人民共和國礦產資源 法) revised by the 8th Standing Committee of the National People’s Congress on August 29, 1996 and became effective on October 1, 1997, as amended, supplemented or otherwise modified from time to time

[REDACTED]

“Province”	each being a province or, where the context requires, a provincial level autonomous region or municipality under the direct supervision of the PRC government

“PSU(s)”	performance share unit(s) granted under the Omnibus Plan

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

DEFINITIONS

“Reporting Accountants”	Deloitte Touche Tohmatsu

“Repurchase Mandate”	the general mandate proposed to be granted to the Directors to repurchase Shares, as described in Appendix V to this Document

“Repurchase Programme”	the share repurchase programme approved by the Board, as described in “Share Capital”

“SAFE”	the State Administration of Foreign Exchange of the PRC

“Salazar Resources”	Salazar Resources Limited, a company incorporated under the laws of Canada on August 4, 2017 that is listed on the TSX-V with headquarters in Vancouver, Canada (TSX-V: SRL,OTCQB: SRLZF), one of the shareholders of Salazar Holdings

“Salazar Holdings”	Salazar Holdings Limited, a company incorporated under the laws of Canada and a subsidiary of Adventus

“SCNPC”	the Standing Committee of the National People’s Congress of the PRC

“Securities and Futures Ordinance” or “SFO”	The Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

[REDACTED]

“SEC”	the U.S. Securities and Exchange Commission

“SFC”	Securities and Futures Commission of Hong Kong

“SGE”	the Shanghai Gold Exchange

“SGX Mine”	a silver, lead and zinc project located in Henan Province, PRC, in which our Group holds a 77.5% interest through our wholly- owned subsidiary, Victor Mining

“Share(s)”	common share(s) in the capital of the Company without par value

“Shareholder(s)”	holder(s) of the Share(s)

“Silvercorp Beijing”	Silvercorp Metals (China) Inc. (希爾威礦業有限公司), a limited liability company incorporated under the laws of PRC on July 11, 2011, our subsidiary

“SMM Report”	the industry report prepared by SMM in relation to the silver, zinc, lead, copper and gold markets in connection with the [REDACTED]

“Sole Sponsor”	CITIC Securities (Hong Kong) Limited

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

DEFINITIONS

[REDACTED]

“Stock Exchange” or “Hong Kong Stock Exchange”	the Stock Exchange of Hong Kong Limited

“subsidiary” or “subsidiaries”	has the meaning ascribed to it in section 15 of the Companies Ordinance

“substantial shareholder”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs issued by SFC, as amended, supplemented or otherwise modified from time to time

“Tincorp”	Tincorp Metals Inc., formerly Whitehorse Gold Corp., a company incorporated under the laws of the Province of British Columbia, Canada on November 27, 2019 with its shares listed for trading on the TSX Venture Exchange (symbol: TIN)

“TLP Mine”	a silver and lead mine in Tieluping located in Henan Province, PRC, in which our Group held 77.5% interest as at the Latest Practicable Date through our wholly-owned subsidiary, Victor Mining

“Track Record Period”	two fiscal years ended March 31, 2024 and 2025 and nine months ended December 31, 2025

“TSX” or “Toronto Stock Exchange”	the Toronto Stock Exchange

“TSX-V”	Toronto Venture Exchange (previously known as Canadian Venture Exchange, which was created on November 29, 1999 by the merger of the VSE and Alberta Stock Exchange)

“TSX Listing Policies”	the rules and requirements of the Toronto Stock Exchange, as set forth in the TSX Company Manual and Staff Notices to Applicants, Listed Issuers, Securities Lawyers and Participating Organizations, as amended from time to time

“Tulkubash deposit”	the Tulkubash gold deposit forming part of the Chaarat Gold Project

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

DEFINITIONS

[REDACTED]

“United States”, “U.S.” or “US”	the United States of America, its territories and possessions,any State of the United States, and the District of Columbia

“U.S. dollars”, “US$” or “USD”	United States dollars, the lawful currency of the United States

“U.S. Exchange Act”	the U.S. Securities Exchange Act of 1934, as amended

“U.S. Legal Adviser”	Dorsey & Whitney LLP

“U.S. Person”	a “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which generally includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts, and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person).

[REDACTED]

“VAT”	Value added tax

“Victor Mining”	Victor Mining Ltd., a limited company under the laws of BVI incorporated on October 23, 2003, and continued into Barbados on August 27, 2009, and back to the BVI on March 18, 2016, wholly owned by our Company

“Victor Resources”	Victor Resources Ltd., a limited company incorporated on May 30, 2003, under the laws of BVI, wholly owned by our Company

“VSE”	Vancouver Stock Exchange

“Western Tien-Shan UNESCO Natural Heritage site”	the Western Tien-Shan transnational UNESCO World Natural Heritage Site spanning the Kyrgyz Republic, Kazakhstan and Uzbekistan

“Wheaton”	Wheaton Precious Metals International Ltd.

“Wonder Success”	Wonder Success Limited, a limited company incorporated under the laws of Hong Kong on October 8, 2010, our subsidiary, which has a 70% equity interest in Yunxiang Mining

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

DEFINITIONS

“Xinbaoyuan Mining”	Henan Xinbaoyuan Mining Co., Ltd. (河南鑫寶源礦業有限公司), a limited liability company incorporated under the laws of PRC on November 17, 2010, in which we indirectly held 77.5% interest as at the Latest Practicable Date through our wholly-owned subsidiary, Victor Mining

“Xinhui Mining”	Henan Xinhui Mining Co., Ltd (河南鑫匯礦業有限公司) a limited liability company incorporated under the laws of PRC on November 11, 2008, and one of the shareholders of Henan Huawei

“Yangtze Mining”	Yangtze Mining Ltd., a limited company incorporated under the laws of BVI on February 11, 2002, wholly-owned by our Company

“Yangtze Mining HK”	Yangtze Mining (H.K.) Limited, a limited company incorporated under the laws of Hong Kong on September 4, 2008, wholly-owned by Yangtze Mining

“year”	calendar year ended December 31

“Ying Mining District” or “Ying Project”	the mining asset comprising seven underground mines (namely the SGX Mine, the HZG Mine, HPG Mine, TLP Mine, LME Mine, LMW Mine and DCG Mine) located in Henan Province, the PRC and consists of four mining licences

“Ying Property”	the mining asset comprising the Ying Project and Kuanping Project located in Henan Province, the PRC and consists of five mining licences

“Ying Report”	the Competent Person’s Report for the Ying Property prepared by AMC Mining Consultants (Canada) Ltd., with the effective date of December 31, 2025 and April 21, 2026 as set out in Appendix III-A to this Document

“Yunxiang Mining”	Xinshao Yunxiang Mining Co., Ltd. (新邵縣雲翔礦業有限公司), a limited liability company incorporated in the PRC on March 19, 2004, which owns the BYP Mine, in which we held 70.0% equity interests as at the Latest Practicable Date through our wholly-owned subsidiary, Wonder Success

Certain amounts and percentage figures included in this Document have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them. Any discrepancies in any table or chart between the total shown and the sum of the amounts listed are due to rounding.

For ease of reference, the names of the PRC governmental authorities, institutions, facilities, certificates, titles, nationals, individuals, companies or entities, laws or regulations have been included in this Document in both the Chinese and English languages and, in the event of any inconsistency, the Chinese versions shall prevail. English translations of company names and other terms from the Chinese language are marked with “*” and are provided for identification purposes only.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY OF THE NI 43-101 CODE

In this Document, we have used a number of terms defined in the National Instrument 43- 101 Standards of Disclosure for Mineral Projects (the “NI 43-101 Code”). The NI 43-101 Code is an internationally accepted mineral resource or reserve classification system which became effective on February 1, 2001. The NI 43-101 Code is used by the Competent Persons to report the Mineral Resources and Reserves of our mines in this Document.

NI 43-101 Code incorporates, by reference, the definitions for “Mineral Resource” or “Resource” provided in the section headed “Glossary of Technical Terms” in this Document. Mineral Resources are sub-divided in order of the increasing geological confidence of the estimate into the following categories:

•	Inferred Mineral Resource or Inferred Resource — that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

•	Indicated Mineral Resource or Indicated Resource — that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

•	Measured Mineral Resource or Measured Resource — that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUMMARY OF THE NI 43-101 CODE

The NI 43-101 Code definition of “Mineral Reserve” or “Reserve” is provided in the section headed “Glossary of Technical Terms” in this Document. The NI 43-101 Code provides for a direct relationship between Indicated Mineral Resources and Probable Mineral Reserves, and between Measured Mineral Resources and Proven Mineral Reserves. Mineral Reserves are the economically mineable parts of measured and indicated Mineral Resources after a consideration of the relevant modifying factors, which include mining, metallurgical, economic, marketing, legal, environmental, social and governmental considerations. These assessments demonstrate at the time of reporting that economic extraction could reasonably be justified. In certain situations, Measured Mineral Resources could convert to Probable Mineral Reserves because of uncertainties associated with the modifying factors that are taken into account in the conversion from Mineral Resources to Mineral Reserves. The NI 43-101 Code deems Inferred Mineral Resources to be too poorly delineated to be transferred into a Mineral Reserve category. Mineral Reserve figures incorporate mining dilution and mining losses and are based on an appropriate level of mine planning, design and scheduling. Mineral Reserves are sub-divided into the following categories:

•	Probable Mineral Reserve or Probable Reserve — is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

•	Proven Mineral Reserve or Proven Reserve — is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

The following diagram summarizes the general relationships between exploration results, Mineral Resources and Mineral Reserves under the NI 43-101 Code.

Exploration Results

Mineral Reserves are generally quoted as comprising a portion of total Mineral Resources rather than the Mineral Resources being additional to the Mineral Reserves quoted. Under the NI 43-101 Code, either procedure is acceptable, provided the method adopted is clearly identified. The CPRs in this Document report all Mineral Reserves as part of Mineral Resources.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

GLOSSARY OF TECHNICAL TERMS

This glossary contains definitions of certain terms used in this Document in connection with our Company and our business. Some of these may not correspond to standard industry definitions.

“Ag”	the symbol for the chemical element of silver

“AgEq”	silver equivalent, a measure that expresses the value of one or more metals as an equivalent quantity of silver based on assumed metal prices and recoveries

“annual production capacity”	the maximum annual production capacity within the designed annual production volume that can be achieved by our Group in the usual and ordinary course of business based on our existing resources and mine design

“assay”	a test or analytical procedure used to determine the content or grade of metals or minerals in a sample

“Au”	the symbol for the chemical element of gold

“AuEq”	gold equivalent, a measure that expresses the value of one or more metals as an equivalent quantity of gold based on assumed metal prices and recoveries

“backfill”	material placed into mined-out underground voids to provide ground support or manage waste material

“bacterial oxidization”	a process using bacteria or microorganisms to oxidize sulfide minerals before metal recovery

“beneficiation”	processing of ore to improve the concentration or quality of valuable minerals before smelting or refining

“BIOX”	biological oxidation, a metallurgical process that uses microorganisms to oxidize sulfide minerals and improve gold recovery

“by-product credit(s)”	revenue or value attributed to metals produced together with the principal metal, which is used to reduce the reported cost of producing the principal metal

“CAGR”	compound annual growth rate

“cash cost”	the cash operating cost of mining, processing and related site-level activities, usually expressed per tonne of ore processed or per ounce of payable metal, before sustaining capital expenditure and depreciation and amortisation costs

“CIL”	carbon-in-leach, a gold recovery process in which leaching and adsorption onto activated carbon occur in the same circuit

“CIM Definition Standards”	the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

GLOSSARY OF TECHNICAL TERMS

“concentrate”	a powdery product containing an upgraded mineral content resulting from initial processing of mined ore to remove some waste materials. A concentrate is an intermediary product, which would still be subject to further processing, such as smelting, to effect recovery of metal

“concession” or “mining concession”	a right or authorization granted by a government or competent authority to explore for, develop or mine minerals within a specified area

“crushing”	the process of reducing the size of mined ore by mechanical force before grinding or further processing

“Cu”	the symbol for the chemical element of copper

“cut-off grade”	the grade threshold above which a mineral is considered economic to mine

“Cut-off Value”	the minimum revenue value a rock must have to cover the operating costs

“deposit”	a natural occurrence of a useful mineral, or an ore, sufficient in extent and degree of concentration to invite exploitation

“drift”	a horizontal underground tunnel driven within or along an orebody or mine level

“drilling”	the use of a machine to create holes for exploration or for lading with explosives

“environmental impact assessment” or “EIA”	an assessment of the potential environmental impacts of a project or activity and the proposed measures to avoid, reduce or mitigate such impacts

“epithermal”	relating to a type of mineral deposit formed from hydrothermal fluids at relatively shallow crustal levels

“exploration”	activity to prove the location, volume and quality of an orebody

“filtering”	the process of separating solids from liquids by passing slurry through filter media

“flotation”	a process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the remaining rock or mineral material

“flotation tails”	residual material remaining after valuable minerals have been recovered through flotation

“g/t”	grams per metric tonne, which indicates metal concentration

“GISTM”	the Global Industry Standard on Tailings Management, an international standard for the safe management of tailings facilities

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

GLOSSARY OF TECHNICAL TERMS

“grade”	the relative amount of valuable elements or minerals contained in a parcel of ore material.

“gravity separation”	a mineral processing method that separates minerals based on differences in specific gravity

“grinding”	a stage of ore processing operations whereby mineral separated at the concentration stage is ground to produce very fine finishes

“ha”	hectare

“haulage tunnels”	an underground tunnel used to transport ore, waste rock, equipment or personnel

“hoisting”	the process of lifting ore, waste rock, equipment or personnel through a shaft or other mine opening

“host rock”	the rock formation that contains or surrounds a mineral deposit or mineralized zone

“Indicated Mineral Resource(s)” or “Indicated Resource(s)”	that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

“Inferred Mineral Resource(s)” or “Inferred Resource(s)”	that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

“kg”	kilogram(s), the basic unit of mass in the international system of units

“km”	kilometer(s), a metric unit measure of distance

“koz”	thousands ounces, a unit of weight

“Kt”	thousand tonnes

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

GLOSSARY OF TECHNICAL TERMS

“LoM”	life of mine. It refers to the shortest timeframe that the Mineral Reserves of a mine are estimated to be fully utilized after considering the actual situation of the mine and strategic plan of the mining operation

“Measured Mineral Resource(s)” or “Measured Resource(s)”	that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve

“Mineral Reserve(s)” or “Reserves”	the economically mineable part of a Measured Mineral Resource and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Furthermore, Mineral Reserves are those portions of Mineral Resources that, after the application of all modifying factors, result in an estimated tonnage and grade which, in the opinion of the Competent Person making the estimates, can be the basis of a technically and economically viable project, after taking account of material relevant modifying factors. Mineral Reserves are subdivided into proven and probable categories

“Mineral Resource(s)” or “Resources”	a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling

“mineralization”	an area with continuous distribution belts of mineralization, including the occurrence of deposits, mine sites and alteration of waste rock, as exploration indicators and under control of same geology conditions. It is a key zone for estimation and further planning of exploration of minerals

“mining dilution”	waste or low-grade material unintentionally mined together with ore, reducing the grade of mined material

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

GLOSSARY OF TECHNICAL TERMS

“mining rights”	the rights to mine mineral resources and obtain mineral products in areas where mining activities are licenced

“modifying factors”	considerations used to convert Mineral Resources into Mineral Reserves, including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors

“Moz”	millions of ounces, a unit of weight

“Mt”	million metric tonnes, being equivalent to 1.0 million tonnes or 1,000 kt

“mucking”	the process of removing broken ore or waste rock after blasting or excavation

“NSR”	net smelter return. The net revenue a mine receives from the sale of its concentrates or metals after deducting metallurgical losses, smelter charges, penalties, and transportation costs

“open-pit mine”	a surface mine in which ore is extracted from an open excavation rather than from underground workings

“ore”	mineral-bearing rock which can be mined and treated profitably under current or immediately foreseeable economic conditions

“ore mined”	the volume of ore extracted from a mine during a specified period

“ore processed”	the volume of ore processed by a processing plant during a specified period

“ore processing” or “processing”	the process which in general refers to the extraction of usable portions of ores by using physical and chemical methods

“ounce(s)” or “oz”	a unit of weight for precious metals, and specifically referring to the troy ounce, which is equal to 31.1035 grams.

“payable factors”	the percentage of contained metal in concentrate that is payable to the seller after taking into account smelter terms, deductions and processing losses

“Pb”	the symbol for the chemical element of lead

“polymetallic”	containing multiple metals of potential economic value

“Probable Mineral Reserve(s)” or “Probable Reserves”	is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve

“processing plant”	a facility where ore is crushed, ground, separated, concentrated, dewatered or otherwise processed to produce concentrates or other mineral products

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

GLOSSARY OF TECHNICAL TERMS

“Proven Mineral Reserve(s)” or “Proven Reserves”	is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors

“pyrite”	an iron sulfide mineral with the chemical formula FeS2, commonly associated with sulfide ore deposits

“ramp”	an inclined underground passage used for vehicle or equipment access between mine levels

“raw ore”	ore extracted from a mine before processing or beneficiation

“reclamation”	the process of restoring land disturbed by mining activities to a stable and environmentally acceptable condition

“recovery rate”	the percentage of metal produced compared to the amount of metal contained in the feed ore in the context of a processing plant, or the percentage of metal produced compared to the amount of metal contained in the feed concentrates in the context of a smelting plant

“refining”	the final stage of the metallurgical process of refining crude metal products to a pure or very pure end-product

“refining charges”	a charge payable for refining metal or concentrate into a saleable or higher-purity product

“rehabilitation”	measures taken to restore or stabilize land, facilities and environmental conditions affected by mining activities

“resuing”	a selective underground mining method in narrow-vein deposits where ore and waste are mined separately to reduce dilution

“R&D”	research and development

“sampling”	the process of taking representative samples of ore, concentrate or other mineral material for testing, assay or settlement purposes

“screening”	the process of separating ore or crushed material by particle size using screens

“shaft”	a vertical or inclined underground opening used for access, ventilation, hoisting or services in a mine

“shrinkage stoping”	an underground mining method in which broken ore is left temporarily in the stope to provide working support before being drawn down

“smelting”	a pyrometallurgical process of separating metal by fusion from those impurities with which it is chemically combined or physically mixed

“sq.km.” or “km2”	square kilometer(s)

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GLOSSARY OF TECHNICAL TERMS

“sq.m.” or “m2”	square meter(s)

“stockpile ore”	ore that has been mined and stored for future processing or sale

“stope”	an underground excavation from which ore is being extracted

“Subpart 1300”	Subpart 1300 of Regulation S-K under U.S. securities laws, which sets out disclosure requirements for mining registrants in the United States

“sulfide”	a mineral compound containing sulfur and one or more metals

“tailings”	the waste materials (residue) produced by the processing plant after extraction of valuable minerals

“tonne” or “t”	metric tonne, a metric unit of weight, being equivalent to 1,000 kg

“tpd”	tonnes per day

“treatment charge”	a charge payable to a smelter or processor for treating concentrate before metal recovery

“TSF(s)”	tailings storage facility or facilities

“underground mine”	openings in the earth accessed via shafts and adits below the land surface to extract minerals

“utilization rate”	the actual volume of ore processed by a processing plant during a specified period divided by its designed capacity for the same period

“vein”	sheet-like body of minerals formed by fracture filling or replacement of host rock

“waste rock”	rock material removed during mining that does not contain sufficient valuable minerals to be processed economically

“XRT intelligent sorting”	a sensor-based ore sorting process using X-ray transmission technology to separate ore particles based on differences in material properties

“Zn”	the symbol for the chemical element of zinc

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FORWARD-LOOKING STATEMENTS

This Document contains certain forward-looking statements relating to our plans, objectives, beliefs, expectations, predictions and intentions, which are not historical facts and may not represent our overall performance for the periods of time to which such statements relate. Such statements reflect the current views of our management with respect to future events, operations, liquidity and capital resources, some of which may not materialize or may change. These statements are subject to certain risks, uncertainties and assumptions, including the other risk factors as described in this Document. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. The risks, uncertainties and other factors facing our Company which could affect the accuracy of forward-looking statements include, but are not limited to, the following:

•	our business strategies and plans to achieve these strategies;

•	our capital expenditure plans;

•	our future debt levels and capital needs;

•	changes to the political and regulatory environment in the industry and markets in which we operate;

•	our expectations with respect to our ability to acquire and maintain regulatory licences or permits;

•	changes in competitive conditions and our ability to compete under these conditions;

•	future developments, trends and conditions in the industry and markets in which we operate;

•	general economic, political and business conditions in the markets in which we operate;

•	effects of the global financial markets and economic crisis;

•	our financial conditions and performance;

•	our dividend policy; and

•	change or volatility in interest rates, foreign exchange rates, equity prices, volumes, operations, margins, risk management and overall market trends.

Additional factors that could cause actual performance or achievement to differ materially including but not limited to those discussed in “Risk Factors” and elsewhere in this Document. In some cases, we use the words “aim,” “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” and similar expressions to identify forward-looking statements. In particular, we use these forward-looking statements in the “Business” and “Financial Information” sections of this Document in relation to future events, our future financial, business or other performance and development, the future development of our industry and the future development of the general economy of our key markets.

We caution you not to place undue reliance on these forward-looking statements which are based on current plans and estimates, and speak only as at the date they were made. We undertake no obligation to update or revise any forward-looking statements in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties and are subject to assumptions, some of which are beyond our control. We caution you that a number of important factors could cause actual outcomes to differ, or to differ materially, from those expressed in any forward-looking statements.

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FORWARD-LOOKING STATEMENTS

Our Directors confirm that the forward-looking statements are made after reasonable care and due consideration. Nonetheless, due to the risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Document might not occur in the way we expect, or at all. Statements of or references to our intentions or those of any of our Directors are made as at the date of this Document. Any such intentions may change in light of future developments.

Accordingly, you should not place undue reliance on any forward-looking statements in this Document. All forward-looking statements contained in this Document are qualified by reference to this cautionary statement.

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RISK FACTORS

You should carefully consider all the information in this Document and, in particular, the risks and uncertainties described below before making an [REDACTED] in our [REDACTED].

These factors are contingencies that may or may not occur, and we are not in a position to express a view on the likelihood of any such contingency occurring. The information given is as at the Latest Practicable Date unless otherwise stated, will not be updated after the date hereof, and is subject to the cautionary statements in “Forward-looking Statements” in this Document.

RISKS RELATING TO OUR INDUSTRY AND BUSINESS

Volatility in metal market prices could materially and adversely affect the profitability of our operations and financial condition.

During the Track Record Period, we primarily generated revenues from selling silver, gold, and non-ferrous metals such as lead and zinc in concentrates. In line with the market practice, we price our metal concentrates based on the quoted market prices and the grades of our metal concentrates. For our pricing policy details, please refer to “Business — Sales and Customers — Pricing Policy”.

The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control, including: (i) international and regional economic and political conditions; (ii) expectations of inflation; (iii) currency exchange fluctuations; (iv) interest rates; (v) global or regional supply and demand for jewelry and industrial products containing silver and other metals; (vi) sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; (vii) availability and costs of metal substitutes; and (viii) production fluctuation due to mine developments and closures as well as improvements of mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of our exploration projects and mining operations, cannot be accurately predicted. During the Track Record Period, the global annual average prices of silver, gold, copper, and non-ferrous metals such as lead and zinc all demonstrated upward trends with fluctuations. See “Industry Overview” in this Document for further details of the historical market price fluctuations for silver, gold, copper, lead and zinc concentrates.

If silver and other metal prices were to decline significantly for an extended period of time, our business, financial condition and results of operations may be significantly affected and we may be unable to continue operations, develop projects, or fulfil obligations under agreements with our joint venture partners or under our permits or licences.

Mineral Reserve and Mineral Resource estimates are based on a number of assumptions and thus may not reflect the amount of minerals that may ultimately be extracted.

The Mineral Resources and Mineral Reserves estimates are prepared by the relevant Competent Persons in accordance with applicable standards, such as NI 43−101. Under the PRC mining laws and regulations, the reports of Mineral Resources and Mineral Reserves estimates completed by certified Chinese institutes and annual “Dynamic Reconnaissance Reports” (年度動態檢測報告) on Mineral Resources (which we prepared before the annulment of the Dynamic Reconnaissance Report requirement by the new PRC mining law taking effect on July 1, 2025) for our PRC mining assets may differ from NI 43−101 estimates due to differences in standards used. For more information about the procedures and parameters used for the Mineral Resources and Mineral Reserves estimates, please refer to the relevant Competent Person’s Report as set out in Appendix III to this Document.

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RISK FACTORS

Mineral Resources, Mineral Reserves, mineralization and corresponding grades estimates are inherently subjective, reflecting assumptions current as at the Competent Person’s Report date based on many factors beyond our control, such as assumed future prices, cut-off grades, operating costs, regulations, and environmental and geological factors. The interpretation of drill results, the geology, grade and continuity of our mineral deposits render uncertainties to the estimation of the Mineral Resources and Mineral Reserves. Fluctuations in the market prices of silver, gold, copper, lead, zinc, and other metals may also compromise the economic viability of developing our Mineral Reserves for a specific project and thus lead to a reduction in reserves. Furthermore, mineral exploration activities have a high risk of failure and may even result in finding ore bodies insufficient to develop a producing mine. Our long-term operations and profitability depend partly on the cost and viability of exploration and development programmes, which involve factors such as deposit attributes (size, grade, infrastructure proximity), metal prices, and relevant government regulations, most beyond our control. No assurance exists that programmes will discover commercial mineralization, or that discoveries will lead to production after satisfactory results. For all the foregoing reasons, until Mineral Resources, Mineral Reserves or mineralization are actually mined and processed, the figures for Mineral Resources and Mineral Reserves contained herein are estimates only. Any adverse changes to the abovementioned assumptions could require us to lower our Mineral Resources and Mineral Reserves estimates and no assurance can be made that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably.

The permits and licences required for our mining and exploration operations may not be granted or renewed.

Our mineral exploration and mining activities may only be conducted after obtaining or renewing the relevant exploration or mining permits and licences, and other certificates under applicable PRC, Ecuadorian and Kyrgyzstan mining laws and regulations. However, the formation or enforcement of governmental rules and policies, as well as the exercise of legislative discretion by relevant authorities in these jurisdictions may be unpredictable. There can be no assurance that the current mining laws, regulations, and industry policies will remain unchanged at the time we apply for renewal, nor can there be any assurance that the competent authorities will not deny or delay the renewal or the extension of relevant mining licences for reasons beyond our control. Accordingly, we cannot assure that we will successfully obtain or renew our mining licences on favorable terms, or at all.

Any failures in obtaining or any delays in obtaining or retaining any required governmental approvals, permits or licences could prevent us from fully exploiting the mineral resources of our mines. For example, as at the Latest Practicable Date, we were in the process of applying for a new gold-focused mining licence for the BYP Mine, and production there had therefore been suspended. For details, refer to “Business — BYP Project”. If we are unable to effectively utilize the resources of any of our mining assets due to such failures or delays, our business, financial conditions, and results of operations could be materially and adversely affected.

In addition, any such failures or delays could subject us to a variety of administrative penalties or other government actions that may adversely impact our business operations. For example, in the PRC, an extension of mining or exploration licence must be filed within 30 days before the expiration date with the licensing authorities, and the relevant state and provincial authorities do not issue formal documentation to guarantee permit renewal while processing applications. Consequently, any administrative penalties or government actions imposed on or taken against us due to our failures in obtaining, or delays in obtaining or retaining, any required governmental approvals, permits or licences could materially and adversely affect our business, financial condition, and results of operations.

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RISK FACTORS

Actual capital costs, operating costs, production and economic returns may differ significantly from those anticipated, and future development activities may not result in profitable mining operations.

There is no assurance if or when a particular mineral property can enter production. The capital and operating costs to bring our projects into production or maintain or increase production levels are based on estimates and may be significantly higher than currently anticipated. In addition, the construction and development of mines and infrastructure are complex, involving factors beyond our control, such as unforeseen geological issues. Therefore, resources invested in mine construction and development may not be profitable.

Our operations and financial results could be adversely affected by physical climate risks.

Physical climate risks could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labor and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

Our reputation in the communities in which we operate could deteriorate.

The continued success of our existing and future operations depends in part on maintaining broad community support, positive relationships with local stakeholders, as well as environmentally responsible practices. If we are perceived as failing to respect or contribute to the economic and social development, safety and environmental wellbeing of the communities in which we operate, our reputation and shareholder value could be damaged, which could impair our “social licence to operate”, being the level of community acceptance of our exploration, development and mining activities.

Adverse community reactions could materially adversely affect the cost, profitability, financing capability, or even the viability of an operation. Such reactions could also result in disputes with governments, local communities or other stakeholders, leading to material reputational damage, operational disruptions, delays or suspension of our activities. Any such events, as well as broader political or community instability, could constrain our earnings and adversely affect the long-term value of our business. Even where no adverse action is ultimately taken, the uncertainty arising from such circumstances may reduce the perceived value of our assets and mining investments and, consequently, have a material adverse effect on our financial condition. In addition, failure to comply with social and labor plans may impair our “social licence to operate” and may result in the suspension or revocation of our mining rights.

To the extent we seek to expand through acquisitions, joint ventures and strategic collaborations, we may experience problems in executing, managing and integrating the acquisitions, joint ventures and strategic collaborations.

To expand our business, we have pursued and may continue to pursue acquisitions, joint ventures, and strategic collaborations in various jurisdictions. The successful completion of such transactions are subject to risks and uncertainties including but not limited to: (i) exposure to international, regional and local economic, political, and market conditions and regulatory policies; (ii) exposure to different legal standards and ability to enforce contracts in relevant jurisdictions; (iii) changes in legal development and enforcement; (iv) restrictions or requirements relating to foreign investments, in particular, on mineral resources; and (v) compliance with the requirements of applicable sanctions, antibribery and related laws and regulations.

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RISK FACTORS

The realization of benefits from such transactions depend on factors including but not limited to: (i) timely and efficient integration of the acquired business or property; (ii) maintaining our financial and strategic focus while integrating the acquired business or property; (iii) implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; (iv) and to the extent that we pursue such opportunities outside of the markets in which we have previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties may strain our cash reserves (if paid by cash) or dilute existing shareholders (if paid via share issuance). Integrating any acquired business may demand significant time, attention, and funds and achieving the expected benefits from consolidation may incur significant costs in connection with, among other things, implementing financial and planning systems. We may not be able to integrate the operations of a newly acquired business, joint venture or new collaborative project, or to restructure our existing business operations without encountering difficulties and delays. In addition, such integration may divert our management attention from the day-to-day operations.

Any short-term disruptions or longer-term integration challenges could have a material adverse effect on our business, operating results and financial condition. In addition, the acquisition of mineral properties may subject us to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on us.

The title to some of our mineral projects may be uncertain or defective, which put our investment in such properties at risk.

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims, or undetected title defects. In certain circumstances, we do not directly own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests, and accordingly the precise area and location of such claims may be uncertain. No assurance can be given that applicable governments will not revoke or materially alter the conditions of the applicable exploration and mining titles or claims, or that such titles or claims will not be challenged or impugned by third parties. As a result, we may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially affect our rights or interests to our properties. We are also exposed to the risk of expropriation or extinguishment of property rights, including where authorities determine that there has been insufficient development or progress. Any such similar governmental actions would likely have a material adverse effect on our operations and profitability.

In many jurisdictions in which we operate, legal rights applicable to mining concessions are distinct from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in such jurisdictions are typically required to compensate surface landowners for mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities. Any failure to secure or maintain such arrangements may adversely affect our operations.

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RISK FACTORS

Title insurance is generally not available for mineral properties in the PRC and our ability to ensure that we have secure claims to individual mineral properties or mining concessions may be severely constrained. Accordingly, our properties may be subject to title defects, competing claims or other encumbrances, which could have a material adverse effect on our ability to develop or exploit such properties and on our business and financial conditions.

We derive a substantial portion of our sales from a small number of customers.

Due to the nature of our business and industry practices, during the Track Record Period we generated a significant portion of our revenue from a small number of smelting companies located in proximity to our mining operations. For the fiscal years ended March 31, 2024 and 2025 and the nine-month period ended December 31, 2025, sales to our five largest customers amounted to approximately RMB1,420.5 million, RMB1,857.80 million and RMB1,704.4 million, respectively, representing 92.1%, 86.1% and 81.9% of our revenue for the same years/periods, respectively. For further details, see “Business — Sales and Customers — Our Customers”.

Our customers may switch suppliers without incurring significant costs. There is no assurance that we will be able to retain these customers on financially acceptable terms or at all, or that they will maintain their current level of purchases with us. If any of these customers reduce or cease their purchases with us, and we are unable to secure comparable replacement orders in a timely manner, our business, financial condition and results of operations may be materially and adversely affected.

We had a concentration of suppliers during the Track Record Period.

We had a concentration of suppliers, including contractors, during the Track Record Period, mainly because we selected suppliers based on their proximity to our mining operations, namely, the Ying Project and the GC Mine. For the fiscal years ended March 31, 2024 and 2025 and the nine-month period ended December 31, 2025, purchases from our five largest suppliers amounted to approximately RMB533.1 million, RMB702.5 million and RMB600.9 million, respectively, representing 59.9%, 58.0% and 44.7% of our total purchase amounts for the same years/periods, respectively. For details, see “Business — Supply of Utilities, Materials and Machinery — Our Five Largest Suppliers”.

We cannot guarantee that our existing suppliers will continue to provide suitable materials and services on acceptable terms in the future. If any of our key suppliers or contractors cannot deliver materials or services to meet our standards, or if we are unable to find comparable alternatives in a timely manner, our business operations may be significantly disrupted, and our financial conditions may therefore be negatively impacted.

We are subject to costs and risks related to mine closures.

Our existing mining operations have a finite life. Eventual closure of our operating mines will entail costs and risks regarding on-going, rehabilitation and compliance with environmental standards. As at the Latest Practicable Date, our operating mines included the Ying Project and the GC Mine. According to the Competent Persons’ Reports, the LoM for the Ying Project is through the fiscal year ended March 31, 2042 and for the GC Mine is through the fiscal year ended March 31, 2039. The key costs and risks for mine closures are (i) long-term management of permanent engineered structures; (ii) achievement of environmental remediation rehabilitation and closure standards (including the assessment, funding and implementation of post-closure polluted and extraneous water pumping treatment); (iii) orderly retrenchment of employees; and (iv) relinquishment of the site with associated permanent structures and community development infrastructure and programmes to new owners. The successful completion of these tasks is dependent on our ability to successfully implement negotiated agreements with the relevant government authorities, communities, and employees. The consequences of a difficult closure range from increased closure costs and handover delays to on-going environmental rehabilitation costs and damage to our reputation if a desired outcome cannot be achieved, all of which could materially and adversely affect our business and results of operations.

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RISK FACTORS

Failure or improper management of our tailings storage facilities (TSFs) could negatively impact our business, reputation and results of operations.

Mining companies face inherent operational, environmental, health and safety risks in their operation and management of TSFs. TSFs are critical structures designed and managed to contain fine mining waste or tailing, being the waste materials remaining after the extraction of valuable minerals from ore.

Structural failures or improper management of TSFs could result in severe consequences for nearby communities, local economies and the surrounding environment. Such risks may be exacerbated in regions prone to seismic activity or extreme weather events. For example, heavy rainfall or flooding may lead to rising water levels overflow, or structure failure, while earthquakes may cause instability, subsidence or collapse of TSFs. In addition, structural deficiencies, including inadequate slope design, substandard drainage systems, aging seepage controls or ineffective monitoring systems, can further heighten these risks by undermining TSFs’ bearing capacity and structural integrity. Tailings may contain hazardous substances, including heavy metals and other contaminants, which, if leaked, could cause significant damage to surrounding ecosystems. Unauthorized activities such as excavation and blasting, as well as improper handling or deposition of tailings, could further destabilize the TSFs.

In the event of any TSF failure, we may be subject to increased regulatory scrutiny and more stringent environmental, health and safety requirements. Regulatory developments and evolving industry standards, including the Global Industry Standard on Tailing Management (GISTM) established by the International Council on Mining and Metals (ICMM), the United Nations Environment Programme (UNEP) and the Principles for Responsible Investment (PRI), may result in increased operational costs and require modifications to our existing tailing management operations to ensure compliance with these heightened standards. There can be no assurance that additional and more stringent regulations or standards will not be introduced in the jurisdictions in which we operate.

The occurrence of any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental and health and safety laws, regulations and permits that may subject us to material costs, liabilities and obligations.

Our activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, both in the PRC (where all our mines under production during the Track Record Period were located) and in other jurisdictions. These laws address greenhouse gas emission, water usage, waste management, hazardous substance management, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Our subsidiaries are required to have been issued environmental permits and safety production permits. In the PRC, such permits are also subject to annual inspection by government authorities. Failure to pass the annual inspections may result in penalties, suspensions or revocations. There is no assurance that these requisite permits will be granted to us, or if granted, renewed on a timely basis or under operationally or financially viable terms, or that we will satisfy all applicable conditions. Non-compliance with relevant PRC and other relevant jurisdiction’s environmental laws and regulations could materially and adversely affect our business and results of operations.

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RISK FACTORS

Environmental legislation in the PRC and other jurisdictions continues to evolve toward stricter standards and enforcement, higher fines, more stringent environmental assessments, and greater responsibility for companies and their officers, directors and employees. Nearly all mining projects require government approvals relating to environmental and social impacts, land and water usage, community matters, and reclamation activities, which may necessitate significant capital outlays, material operational changes or project delays. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on us by increasing capital expenditure and production costs or reducing output at producing properties, which may cause us to re-evaluate our mining activities.

We may not successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Our future growth and productivity will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programmes. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: (i) establish Mineral Reserves through drilling and metallurgical and other testing techniques; (ii) determine metal content and metallurgical recovery processes to extract metal from the ore; and (iii) construct, renovate or expand mining and processing facilities. In addition, if we discover a mineral deposit, it will likely take at least several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Our success at completing any acquisitions will depend on a number of factors, including, but not limited to (i) identifying acquisitions that fit our business strategy; (ii) negotiating acceptable terms with the seller of the business or property to be acquired; and (iii) obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional mineral rights.

We operate in a highly competitive industry.

The mining industry in general is intensely competitive and there is no assurance that a ready market will exist for the sale of metal concentrates. For further details concerning our competitors in silver, lead and zinc industries, see “Industry Overview — Overview of Silver Industry — Competitive Landscape”, “Industry Overview — Overview of Lead Industry — Competitive Landscape in Lead Industry” and “Industry Overview — Overview of Zinc Industry — Competitive Landscape in Zinc Industry”, respectively. Marketability of natural resources that we may discover will be affected by numerous factors beyond our control, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may prevent us from receiving an adequate return on our invested capital.

We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience, and technical capabilities than we do. We may also encounter increasing competition from other mining companies when seeking to hire experienced mining professionals.

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RISK FACTORS

Competition for exploration resources at all levels is currently intense, particularly affecting the availability of manpower. Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration.

We rely on third-party contractors to conduct specific drilling, mining and tunneling and ore transportation work.

During the Track Record Period, we primarily outsourced our (i) drilling; (ii) mining and tunneling; and (iii) transportation within our mines and ore processing plants to third-party contractors according to our operational plans and applicable production safety requirements. For further details of the major third-party contractors we engaged during the Track Record Period, see “Business — Third-Party Contractors” in this Document.

As a result, our operations will be affected by the performance of these third-party contractors. We may not be able to control the quality, safety and environmental standards of the work performed by such contractors to the same extent as work carried out by our own employees. Any failure by these contractors to meet our required standards may result in disputes, additional costs, operational disruptions and potential loss of production time. In addition, in the event of any safety-related accident involving a third-party contractor, we may be held liable, including for compensation, to the extent of our faults notwithstanding any contractual provisions to the contrary. Any non-compliance by contractors with applicable laws and regulations relating to exploration, mining or workplace safety may also adversely affect our own regulatory compliance. The occurrence of any of the above events could have a material and adverse effect on our business, financial condition and results of operations.

The production, processing and product delivery capabilities of our mining assets rely on the infrastructure being adequate and remaining available.

Our exploring, mining, and processing operations depend on adequate infrastructure of our mining assets. Road access, power supply, transportation networks and water resources are essential for our operations. The availability, reliability and cost of such infrastructure and utilities affect our capital and operating costs and, consequently, our ability to maintain expected production levels and operating performance. Such infrastructure may be adversely affected by factors beyond our control, including adverse weather conditions, natural disasters, sabotage or other disruptions to maintenance or supply. Any such event could delay project development, reduce production volumes, increase extraction or exploration costs, or disrupt the transportation of raw materials to our mines and projects and of products to our customers. Any material disruption or deficiency in the infrastructure supporting our operations could have a material adverse effect on our business, financial conditions and results of operations.

We may not be able to maintain the provision of adequate and uninterrupted supplies of utilities at commercially acceptable prices, or at all.

Electricity and water are essential utilities for our mining and ore processing activities. Our operations require an adequate and stable supply of electricity in particular. No assurance can be given that we will not experience any power shortage, power shutdown and water shortfall in the future. In addition, changes in energy or water supply policies implemented by the PRC government or other overseas governments in jurisdictions where our mineral assets are located may affect the availability and cost of such utilities. Any interruption or insufficiency in the supply of electricity or water, or any adverse changes in applicable policies, could disrupt our production. Furthermore, there can be no assurance that the supply of such utilities will not be interrupted or that their costs will not increase. If our existing utility providers cease to supply electricity or water on commercially acceptable terms, or at all, our operations may be disrupted. Any of the foregoing could have a material adverse effect on our financial condition and results of operations.

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RISK FACTORS

Our activities and business could be adversely affected by public health crisis in the regions in which we operate.

The mining industry is sensitive to disruptions arising from epidemics, pandemics and other health crises. Such events, together with governmental and private sector responses, may lead to economic and financial market volatility, disruptions to global supply chains, reduced trade and market confidence, restrictions on the movement of personnel, and fluctuations in commodity prices, interest rates, credit ratings and inflation.

There is no assurance that our operations will not be disrupted by future public health crises. Any such events could adversely affect employee health, workforce availability and productivity, and may result in travel restrictions, supply chain disruptions, increased costs (including higher premiums) and reduced operational efficiency. Such disruptions may also limit the availability of industry experts and skilled personnel, delay or restrict our exploration, drilling and metallurgical testing activities, resulting in the slowdown or temporary suspension of operations at some or all of our mining projects. As many of our functions, including mining operations, cannot be conducted remotely, we are particularly exposed to operational disruptions arising from such events. Any of the foregoing could have an adverse effect on our production, revenue, net income and business.

We are dependent on our core management and key personnel.

Our success depends significantly on the experience, expertise and continued service of our management team and key personnel. Key members of our management team and non-executive directors possess extensive experience in the mineral resources industry. Our ability to retain, attract and train qualified, management personnel in Canada, the PRC, Ecuador and other jurisdiction where we operate is critical to our business and operations.

We rely on the services of several key individuals, including our chief executive officer, president, chief financial officer and members of our operational management team. The loss of any of these individuals could have an adverse effect on our operations. Our ability to manage growth effectively will also depend on the continued enhancement of our management systems and our success in recruiting and training new employees. There is no assurance that we will be able to attract and retain skilled and experienced personnel necessary to support our growth and strategy.

Our insurance may not provide adequate coverage in the event of a loss.

Our mining activities are subject to risks inherent in the mining industry, including environmental hazards, flooding, fires, seasonal hazardous weather conditions, unexpected geological formations, industrial accidents, and metallurgical or other processing problems. These risks could result in damage to or destruction of our mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining activities, increased production costs, financial losses or potential legal liabilities. We may incur liabilities that are not insurable or that we elect not to insure due to high premium costs or other considerations. Although we maintain insurance coverage for certain risks associated with our business to the extent we consider appropriate, such insurance is subject to exclusions, limitations and deductibles. We cannot assure that insurance coverage will continue to be available on commercially acceptable terms, or at all, or that our existing coverage will be adequate to fully protect us against potential losses. In certain cases, insurance coverage may be unavailable or considered too expensive relative to the perceived risks. Any uninsured or underinsured losses could have a material adverse effect on our business, financial condition and results of operations.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

Our operations involve significant risks and hazards inherent to the mining industry.

Mining is inherently hazardous and our operations are subject to various risks, including environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labor disputes, supply disruptions and delays, unusual or unexpected geological formations, grade variations, unanticipated ground or water conditions, cave-ins, pit wall failures, floods, rock bursts and fires, extreme weather conditions, equipment breakdown and other unanticipated difficulties or interruptions in development, construction or production.

The occurrence of any of these risks could result in damage to or destruction of our mineral properties or processing facilities, personal injury or loss of life, loss of key employees, environmental damage, operational delays, financial losses and potential legal liabilities. Any such events could result in substantial costs and could have a material adverse effect on our future cash flow, results of operations and financial condition.

We may be subject to regulatory investigations, claims and legal proceedings that could materially and adversely affect our business, financial condition, or results of operations.

Due to the nature of our business, we may from time to time be subject to various regulatory investigations, claims, lawsuits, and other proceedings arising in the ordinary course of our business or inherited from acquired entities. The outcome of such matters is inherently uncertain due to factors such as the discovery of evidence process, the exercise of judicial or administrative discretion and the possibility of appeals. There can be no assurance that these matters will not result in material adverse outcomes.

Any adverse outcome in such proceedings could result in substantial damages, penalties or other liabilities, and may also adversely affect our reputation and our ability to conduct our operations in the normal course. In addition, the defense and resolution of such matters require significant management time and financial resources, which could divert attention from our core business and result in substantial legal and related costs. We may also be required to indemnify our Directors, officers, employees, and external advisers for costs incurred in connection with such proceedings. While we maintain liability insurance coverage and make provisions for liabilities, there can be no guarantee that the amount of such coverage is sufficient to cover all potential liabilities. In addition, we may in the future become subject to regulatory investigations or other proceedings and may be involved in disputes with other parties which may result in a significant adverse impact on our financial condition, cash flow and results of operations.

During the Track Record Period, we were involved in certain legal proceedings commenced by groups of anti-mining protesters in Ecuador. For details of our material litigation, see “Business — Legal Proceedings and Compliance”. We cannot assure that no additional or subsequent legal actions will arise that may adversely affect the El Domo Project.

Our investment in NUAG is subject to a number of risks and may prove unprofitable.

As at the Latest Practicable Date, we held 27.8% ownership interest in NUAG, a Canadian public company listed on the TSX under the symbol “NUAG” and NYSE American under the symbol “NEWP”. NUAG is a junior mining company engaged in exploring and developing mineral properties in Bolivia. Investments in junior mining companies are subject to significant risks, including share price volatility, limited liquidity, and potential loss of partial or all of the invested capital. During the Track Record Period, NUAG had no operating revenue and had no ongoing mining production.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

Mineral exploration and development involve various risks. Exploration efforts may not result in the discovery of mineral deposits, and any deposits discovered may not be of sufficient size or grade to be economically viable under prevailing market conditions. The commercial viability of any mineral project depends on various factors beyond NUAG’s control, including commodity prices, availability of infrastructure, and regulatory requirements relating to pricing, taxation, royalties, land use, import and export restrictions and environmental protection.

NUAG’s projects are also subject to operational and development risks, including substantial capital requirements for drilling, metallurgical testing and the construction or expansion of mining and processing facilities. There can be no assurance that any identified mineral resources will be converted into economically recoverable reserves or that any project will be successfully developed into commercial production. In addition, the exploration and development of NUAG’s mineral projects are subject to government approvals, licences and permits. There can be no assurance that any required approvals, licences or permits will be obtained in a timely manner or at all, or on reasonable terms. Any delay in obtaining, failure to obtain, expiry of, or non-compliance with such approvals could delay or prevent NUAG’s project development and adversely affect the value of our investment.

Furthermore, our investment in NUAG entails additional risks due to the location of its projects in Bolivia.

If NUAG is unable to advance its projects, secure financing, or achieve successful exploration and development outcomes, or if its share price declines significantly, we may be required to recognise impairment losses on our investment, which could have a material adverse effect on our financial condition and results of operations.

Our investment in Tincorp is subject to a number of risks and may prove unprofitable.

As at the Latest Practicable Date, we held 27.4% ownership interest in Tincorp, a Canadian public company listed on the TSX-V under the symbol “TIN”. Tincorp is a junior mining company engaged in the acquisition and exploration of mineral properties. Investments in junior mining companies are subject to significant risks, including share price volatility, limited liquidity, and potential loss of partial or all of the invested capital. During the Track Record Period, Tincorp had no ongoing mining production.

The value and performance of our investment in Tincorp depend in part on the success of its exploration and future development activities, which involve a high degree of uncertainty. There is no assurance that Tincorp’s mineral exploration or development programmes will result in discovery of commercially viable mineral resources or reserves, or that any such mineral resources or reserves, if identified, will be successfully brought into commercial operations. The commercial viability of a mineral deposit depends upon various factors, including its size, grade and proximity to infrastructure, metal prices, and applicable government regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, many of which are beyond Tincorp’s control.

Tincorp’s mineral projects are also subject to a number of risks that may make it less successful than anticipated, including delays or higher-than-expected exploration costs, adverse or inconclusive technical results, delays in obtaining environmental permits or social acceptance from indigenous groups, delays or higher-than-expected costs in obtaining the necessary equipment or services and adverse mining conditions that may delay or hamper the ability of Tincorp to produce the expected quantities of minerals. In addition, Tincorp’s operations are subject to government approvals, licences and permits, which are subject to the discretion of the applicable governments or governmental officials. To the extent such approvals, licences or permits are required and not obtained, Tincorp may be curtailed or prohibited from continuing or proceeding with exploration or development of mineral properties.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

Some of Tincorp’s projects are located in Bolivia and are therefore exposed to various levels of political, economic, labor-related and other risks and uncertainties common to mining projects in Bolivia.

If Tincorp is unable to raise sufficient funding to continue its operations, fails to achieve successful exploration or development outcomes, or experiences a sustained decline in its share price, we may be required to recognise impairment losses on our investment. Any such developments could have a material adverse effect on our financial condition and results of operations.

Our information technology systems may be vulnerable to disruption, which could place our systems at risk for data loss, operational failure, or compromise of confidential information.

We face cybersecurity risks including unauthorized access to privileged information, data destruction, or attempts to disable, degrade or sabotage our systems, including through computer viruses. There can be no assurance that our cybersecurity measures will provide adequate protection, especially because cyberattack techniques evolve frequently or may not be recognized until launched and take effects. While we have not experienced any material cybersecurity incident in the past, there can be no assurance that we will not face such cybersecurity incidents in the future. If our systems are compromised, fail to operate properly or become disabled, we could suffer financial loss, disruption of business, loss of geological data for mine planning and mineral resources estimation, as well as loss of financial data for accurate and timely financial reporting. Any such event could have a material adverse effect on our business, financial condition and results of operations.

A continued or worsened slowdown in the financial markets or other economic conditions could have a material adverse effect on our business, financial condition and results of operations.

General economic conditions may adversely affect our growth, profitability, and ability to obtain financing. Recent global financial market events have significantly affected the global economy, including the silver and gold mining industry. Key impacts include credit market contraction, widening credit spreads, currency fluctuations, heightened volatility in equity, commodity, foreign exchange and precious metal markets, and reduced market confidence and liquidity. Any continued or worsened slowdown in the financial markets or other economic conditions, including changes in consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, availability of credit, financial market conditions, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing.

Specific risks include:

•	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;

•	volatility of silver, gold, lead, zinc and other metal prices would impact our revenues, profits, losses and cash flows;

•	economic downturns may reduce demand for our production;

•	fluctuations in energy, commodity and consumables prices, as well as currency exchange rates, may increase our production costs;

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

•	devaluation and volatility of global stock markets could impact the valuation of our equity and other securities; and

•	significant disruption to the global economic conditions caused by public health crises may adversely affect our operations and financial conditions.

Our business requires significant and continuous capital investment. If additional financing cannot be obtained on a timely basis, our business may be at risk, or our execution of our development plan may be delayed.

Our operations and future growth require substantial capital expenditures for example, for purchasing plant and equipment and drilling or tunneling work. For the fiscal years ended March 31, 2024, 2025 and the nine months ended December 31, 2024 and 2025, our total capital expenditures amounted to USD64.0 million, USD86.6 million, USD73.0 million and USD95.2 million, respectively. We have made and expect to continue to make significant capital expenditures in maintaining and expanding our mining operations. Our capital expenditure levels depend on various factors, including our mine plan over the life of mine, infrastructure refurbishment, equipment replacement due to wear and tear and the availability of funding for exploration activities.

If our exploration programmes successfully identify commercially viable ore bodies, additional funds will be required to develop such resources and bring them into production. Therefore, our ability to continue exploration and development activities depends, in part, on our ability to obtain suitable financing.

Our ability to obtain external financing in the future at a reasonable cost is subject to various factors, including our future financial condition, results of operations and cash flows, prevailing financial markets conditions and changes in monetary policies affecting interest rates and lending practices. There is no assurance that external financing will be available as required or on suitable terms, or at all. If we require additional funds and cannot obtain them when required on acceptable terms or at a reasonable financing cost or at all, we may be unable to fulfill our working capital needs, upgrade our existing facilities or expand our business. This could prevent us from entering into transactions that would otherwise benefit our business or implementing our future strategies, any of which may have a material adverse effect on our business, financial condition and results of operations.

Currency fluctuations may affect our results of operation and financial condition.

Our consolidated financial statements are presented in U.S. dollars. U.S. dollar is also the functional currency of our head office, Canadian subsidiaries, intermediate holding companies and subsidiaries in Ecuador. The functional currency of all of our Chinese subsidiaries is Renminbi. During the Track Record Period, we also issued financial instruments denominated in Renminbi, Canadian dollars and Australian dollars, and we did not adopt any foreign exchange hedging measures.

We are exposed to foreign exchange risk arising from transactions, assets and liabilities denominated in currencies other than our functional currencies. In particular, given all our mines under production during the Track Record Period were located in the PRC, fluctuations in Renminbi exchange rates could result in foreign currency exchange losses. Fluctuations in Renminbi exchange rate are due to various factors, including the policies of the PRC government and changes in PRC and international political and economic conditions, as well as market supply and demand. There can be no assurance that we will be able to manage our foreign exchange exposure effectively or that we will have sufficient foreign currency to meet our foreign exchange requirements.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

For the fiscal year ended March 31, 2024 and 2025, we recorded foreign exchange loss of USD0.3 million and USD0.6 million, respectively. For the nine months ended December 31, 2025, we recorded foreign exchange gain of USD1 million, while we had no material foreign exchange gains or losses for the nine months ended December 31, 2024. As we currently do not maintain a foreign currency hedging policy, exchange rate fluctuations may continue to adversely affect our financial position, cash flows and results of operations.

We may incur depletion amounts related to our mineral rights and properties and may recognize impairment losses related to our mineral rights and properties, either of which may adversely affect our results of operations.

As at March 31, 2024 and 2025, and December 31, 2025, we had mineral rights and properties with net book value of USD318.8 million, USD587.0 million and USD666.6 million, respectively. Mineral rights and properties are depleted over the estimated life of mine using the units-of-production method, based on proven and probable reserves. Estimates of proven and probable reserves are subject to periodic review as new information becomes available, and any such revisions are prospectively applied in determining depletion amounts for future periods. The estimation of reserves is inherently uncertain and complex, requiring significant judgments based on available geological, engineering and economic data. Mineral rights are written off to profit or loss if a mining property is abandoned, which could have a material adverse effect on our results of operations.

The carrying value of mineral rights and properties is reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with the accounting policy. For the fiscal years ended March 31, 2024 and 2025, and the nine months ended December 31, 2024 and 2025, we did not record any impairment of mineral rights and properties. However, any material decreases in the amount of our Mineral Reserves for our mines or changes, or any material changes to our production plans, may result in impairment of the carrying value of our mineral rights and properties, which may have a material adverse effect on our business, financial condition and results of operations.

The fair value measurement of our financial assets at fair value through profit or loss (“FVTPL”) and fair value through other comprehensive income (“FVTOCI”) is subject to significant uncertainties and risks, and changes in such fair value may affect our financial performance and position.

Our investments in financial assets are classified as equity investments at FVTPL and investments at FVTOCI, respectively. Equity investments as FVTPL are measured at fair value with changes recognized in profit or loss. Investments designated as FVTOCI are measured at fair value with changes recognised in other comprehensive income. Dividends are recorded in profit or loss when our right to receive dividend payment is established, unless they represent a recovery of part of the investment cost. The fair value measurements of our financial assets at FVTPL and/or FVTOCI involve estimates and assumptions that are subject to significant uncertainties and risks.

Fair values of our equity investments at FVTPL and investments at FVTOCI are established by using valuation techniques, which involve the market comparison method adopted by independent professional valuers. Some significant unobservable inputs, such as price-to-sales ratios, require management estimates. Changes in these estimates or assumptions may lead to changes in material adjustments in fair value valuation. In addition, the valuation methodologies also involve significant management judgment and inherent uncertainty, which may result in material adjustments to the carrying amounts of certain liabilities and in turn may materially and adversely affect our results of operations.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

As at March 31, 2024 and 2025 and December 31, 2025, the fair value of our equity investment at FVTPL was USD45.6 million, USD15.9 million and USD45.2 million, respectively, and the fair value of our equity investment at FVTOCI was USD0.6 million, USD1.3 million and USD3.7 million, respectively.

Failure to maintain appropriate inventory levels could cause us to lose sales or face excessive inventory risks and holding costs which could have a material adverse effect on our business, financial condition, and results of operations.

Demand for our products is influenced by various factors, including metal prices. For details, see “— Volatility in metal market prices could materially and adversely affect the profitability of our operations and financial condition”. To meet market demand, we are required to maintain an appropriate level of inventories, which primarily comprise concentrates, direct smelting ore, stockpile ore and operating material and supplies.

We adjust our production schedule regularly based on anticipated changes in demand and customer orders to maintain our inventory levels appropriately. However, we cannot guarantee that we will always maintain an adequate inventory level of our products to meet market demand, which could result in loss of sales and market share to competitors. Conversely, if we hold excessive inventory, we may incur increased storage and holding costs and be exposed to risks of inventory obsolescence or write-offs. Any of the foregoing risks could have a material adverse effect on our business, financial condition, and results of operations.

The reduced corporate income tax rate currently enjoyed by our PRC subsidiaries may be changed or discontinued, which may increase our income tax expenses and materially reduce our net income.

During the Track Record Period, our PRC subsidiaries Henan Found and Guangdong Found were accredited as High and New Technology Enterprises (“HNTEs”) and thus enjoyed the reduced EIT rate of 15%, lower than the standard EIT rate of 25% pursuant to EIT Law and related regulations. This preferential HNTE tax scheme is designed to foster innovation and technological advancement in HNTEs which are selected based on a series of criteria on a renewable three-year term. Both in their second third-year terms as HNTEs, Henan Found and Guangdong Found are required to renew their HNTE accreditations upon the expiration of the current terms. No assurance can be given that Henan Found and Guangdong Found can successfully renew their respective HNTE status every three years to maintain the reduced EIT rate. Failure to renew may result in the PRC subsidiaries returning to the standard 25% EIT rate.

In addition, the HNTE tax incentives are subject to changes in government policies and regulations. No assurance can be given that the reduced corporate tax rate treatment for HNTEs under PRC laws will not change or be discontinued. The reduction or elimination of the tax incentive may increase our income tax expenses and materially reduce our net income.

If we are unable to implement and maintain effective internal controls over financial reporting, [REDACTED] may lose confidence in the accuracy and completeness of our financial reports.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. We use the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of our chief executive officer, chief financial officer, the effectiveness of our internal controls.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

However, internal control systems have inherent limitations and can only provide reasonable assurance regarding the reliability of financial statement preparation and presentation. Changes in business conditions, deterioration in compliance, or human error may result in control deficiencies. As our business evolves, we may need to enhance or implement additional internal control policies and procedures, and there can be no assurance that such measures will be implemented effectively or in a timely manner. Failure to achieve or maintain adequate internal control over financial reporting on a timely basis could result in a loss of [REDACTED] confidence in the reliability of our financial statements, which in turn could harm the business and negatively affect the trading price of [REDACTED]. Moreover, we may face challenges in retaining sufficient skilled finance and accounting personnel given the increased demand for such personnel among publicly traded companies. Future acquisitions may also present challenges in integrating and implementing appropriate internal controls in the acquired operations, which may not have control systems comparable to those required of a listed company, thereby exposing us to additional risks of control deficiencies. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO DOING BUSINESS IN VARIOUS JURISDICTIONS

We are subject to laws and regulations in various jurisdictions, breach of which could have a material and adverse impact on our business, results of operations, financial conditions and business prospects.

As at the Latest Practicable Date, we had operations, investments or listings across several jurisdictions, including, among others, Canada, the PRC, Ecuador, the Kyrgyz Republic, the United States, and Mexico. We are therefore subject to laws and regulations in these jurisdictions, particularly in relation to mining, environmental protection, import and export controls sanctions, anti-corruption, national security, data protection and privacy, tax production safety, and public disclosure. Compliance with such laws and regulations may require us to obtain and maintain various licences, permits and approvals from governmental authorities and, in certain cases, consents from local communities or indigenous groups. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions. Regulatory or judicial authorities may also impose operational restrictions, require corrective or remedial measures, mandate additional capital expenditure or, in certain cases, suspend or terminate our operations. We may also be required to compensate third parties for losses arising from any non-compliance. Any of the foregoing could result in significant costs or loss of revenue.

Our operations and investments may also be adversely affected by changes in applicable laws and regulations, more stringent enforcement, or shifts in governmental policies in the jurisdictions in which we operate, including those relating to mining, foreign investment and capital repatriation. Such changes, as well as political and economic developments, exchange controls and currency fluctuations, are inherently uncertain and difficult to predict. There can be no assurance that we will be able to obtain or maintain all necessary licences, permits and approvals required for our operations.

Compliance with multi-jurisdictional regulatory requirements may be complex, costly and time-consuming, particularly as such laws and regulations continue to evolve and may differ significantly across jurisdictions. Although we have implemented internal policies and procedures to support compliance, there can be no assurance that such measures will be sufficient, effective or updated in a timely manner. In addition, any future expansion into new jurisdictions may expose us to further legal and regulatory risks and increase our compliance costs. If we are subject to the laws of two jurisdictions that stand in conflict with one another, we may not be able to comply with all of the laws applicable to us which may adversely affect us in one or more jurisdictions. Any failure to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition, results of operations and prospects.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

Part of the Chaarat Gold Project is included in the protected area of the Western Tien-Shan UNESCO Natural Heritage Site, and if we continue our exploration and mining activities while the area remains part of a protected UNESCO World Natural Heritage Site, our reputation could be harmed.

Part of the Chaarat Gold Project is located within the Besharal State Reserve, which is currently designated as part of the “Western Tien-Shan” UNESCO World Natural Heritage Site. The “Western Tien-Shan” is a transnational UNESCO World Heritage property spanning the Kyrgyz Republic, Kazakhstan and Uzbekistan, and UNESCO recognizes the site for its significant biodiversity and conservation value. According to letter No. 07-01-9/9270 dated October 7, 2025 issued by the Ministry of Natural Resources, Ecology and Technical Supervision of the Kyrgyz Republic (the “Licensor”), the Kyrgyz Republic provided mistaken coordinates of the Besharal State Reserve at the time it nominated the “Western Tien-Shan” site for UNESCO recognition. As any modification to the boundaries of the cross-border UNESCO site requires the approval of the Kyrgyz Republic, Kazakhstan and Uzbekistan, there can be no assurance that agreement will be reached among these countries or that the affected area will ultimately be excluded from the protected area.

The UNESCO World Natural Heritage designation is internationally recognized and associated with heightened expectations regarding environmental protection and conservation. If we continue or expand our exploration and mining activities in the affected area while it remains within the protected site, we may be subject to increased scrutiny from, international organizations, environmental groups, investors and the public. Any perception that our activities are incompatible with the preservation objectives of the UNESCO designation, irrespective of our compliance with applicable laws, licence conditions or environmental requirements, could result in adverse publicity, stakeholder opposition and reputational damage. Such reputational harm could adversely affect our relationships with investors, business partners and local communities, and may materially and adversely affect our business, results of operations and prospects.

We face risks associated with our acquisition of Chaarat ZAAV, and failure to successfully integrate its operations could adversely affect our post-acquisition performance and business aspects.

Our acquisition of Chaarat ZAAV was completed on January 23, 2026. Currently, we are in the process of integrating Chaarat ZAAV into our existing enterprise structure. There can be no assurance that the acquisition will bring benefits to us to the extent anticipated or that we will successfully integrate Chaarat ZAAV into our existing business to achieve the expected synergies with our existing operations and fulfill the acquisition’s purposes. These synergies are inherently uncertain and subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and are beyond our control. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize all the anticipated benefits of the acquisition of Chaarat ZAAV. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of Chaarat ZAAV could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisition and integration of Chaarat ZAAV may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to materialize.

Through the acquisition of Chaarat ZAAV and under the related agreements, at the Last Practicable Date, we held a 70% interest of the Chaarat Gold Project, underground gold mines located in the Tian Shan area of the Kyrgyz Republic. Operations at the Chaarat Gold Project require government approvals, licences and permits. As at the Latest Practicable Date, the Chaarat Gold Project was covered by one mining licence and one exploration licence. However, there is no assurance that the existing licences will not be revoked or cancelled in the future. Loss of the licences or failure to extend the licences will materially and adversely affect our operations at the Chaarat Gold Project and our overall business and financial condition.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

Even if the synergies are achieved, they may not materialize within the anticipated time frame and could be offset by acquisition costs, losses of key customers and/or suppliers, employee disputes, changes in local government policies, expense increases, operating losses, or other business issues. As a result, there can be no assurance that the acquisition will prove commercially viable.

We are subject to anti-corruption and anti-bribery laws, and any violations could have a material adverse effect on our business.

Our operations are governed by, and involve interactions with, various levels of government in multiple jurisdictions, including Canada, the United States, the PRC, Ecuador, and the Kyrgyz Republic. We are required to comply with anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption regulations. These laws generally prohibit bribery or improper payments to government officials to obtain or retain business and mandate accurate books, records, and internal controls. The FCPA also requires companies to maintain accurate books and records and internal controls Violations can arise not only from our employees but also from contractors, subsidiaries, or third-party agents acting on our behalf.

Enforcement of these laws has intensified in recent years, with heightened scrutiny, severe penalties, and potential reputational harm for violators. While we maintain internal compliance policies and procedures, they may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with all such applicable laws. Any enforcement action, investigation, or finding of noncompliance could result in substantial fines, sanctions, business restrictions, or other adverse consequences, materially impacting our reputation, business, financial condition, results of operations, or prospects.

We may be subject to heightened scrutiny by the SEC or other regulators in the United States that could adversely affect our business and operations.

In recent years, there have been heightened scrutiny of U.S.-listed companies with PRC operations, evolving disclosure requirements, and the Public Company Accounting Oversight Board (“PCAOB”) audit access issues. In particular, the Holding Foreign Companies Accountable Act (“HFCAA”), as amended by the Accelerating Holding Foreign Companies Accountable Act, empowered the SEC to impose U.S. trading prohibitions on issuers whose auditors cannot be fully inspected or investigated by the PCAOB for a specified period because of positions taken by foreign authorities. Although the PCAOB announced in recent years that it had secured complete access to inspect and investigate registered public accounting firms in China and Hong Kong, there can be no assurance that such access will continue or that future regulatory or political developments will not adversely affect companies with operations in China.

Due to our China operations, we may be subject to heightened scrutiny by the SEC or other regulators and political institutions in the United States that may adversely affect our ability to do business or maintain our stock exchange listing in the United States. Such scrutiny may also result in additional compliance obligations, increased costs associated with legal, accounting and regulatory matters, enhanced disclosure requirements, or requests for additional information regarding our business and operations.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

We face risks associated with our acquisition of Adventus, and any failure to successfully integrate Adventus may adversely affect our business and results of operations.

We completed the acquisition of Adventus on July 31, 2024 and are currently integrating Adventus into our existing group structure. There can be no assurance that we will successfully integrate Adventus or realize the expected benefits or synergies from the acquisition. The integration process may involve unforeseen difficulties, expenses, liabilities, management distraction, operational disruption or impairment charges, any of which could materially and adversely affect our business, financial condition and results of operations.

Adventus’ projects require various governmental approvals, licences and permits. There can be no assurance that such approvals, licences and permits will be obtained, maintained or renewed in a timely manner, or at all, or that all applicable conditions will be complied with. For example, certain plaintiffs previously commenced legal proceedings challenging the environmental consultation process of the El Domo Project and seeking to void its environmental licence. Although the proceedings were resolved in our favour, we cannot assure you that no additional or subsequent legal actions will arise in relation to the El Domo Project or other mining interests acquired through Adventus. Any such developments may adversely affect the relevant projects and our results of operations.

We face various social, safety and security risks that may affect safety at our Ecuadorian operations.

Ecuador’s recent economic challenge and drug cartel activities have increased national security risks that could disrupt our operations, particularly in the Province of Bolivar where our El Domo Project is located. The El Domo Project also had historic conflict with local anti-mining groups amid poverty and socio-economic challenges. Such risks could result in injury or death, theft, sabotage or damage to property, work stoppages, or blockades of our mining operations, which may have a material adverse effect on our operations and profitability.

In addition, the operations of artisanal and illegal miners could interfere with our activities and could result in conflicts at our Ecuadorian mining assets, causing pollution, environmental damage or personal injury or death, for which we could potentially be held accountable. Under Ecuadorian law, the mining concessionaire is obliged to file a report regarding any illegal mining activities occurring within its mining concession area and can pursue enforcement against such illegal activities through mining authorities or criminal courts. The presence of artisanal and illegal miners can also lead to project delays, disputes, mine stoppages, environmental issues and thus have a material adverse effect on our results of operations.

The permit, filing or other requirements of relevant government authorities in relation to our proposed [REDACTED] or further capital raising activities may be required under PRC laws.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of the PRC and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (《關於依法從嚴打擊證券違法活動的意見》), which emphasized the need to strengthen the administration over illegal listing, and the supervision over overseas listing by domestic companies. Stringent measures aimed at establishing a robust regulatory system are expected to be taken to deal with the risks associated with overseas listed companies based in or having significant operations in the PRC, and to tackle any related cybersecurity and data security, cross-border data transmission, and confidential information management, among other matters.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

Further, on February 17, 2023, the CSRC released the “Overseas Listing Trial Measures”), which apply to overseas offerings and listing by domestic companies of equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities, and came into effect on March 31, 2023. For details, please refer to “Regulatory Overview — Regulations in China.

Pursuant to these regulations, the [REDACTED] is subject to the [REDACTED] requirement with the [REDACTED] as advised by our PRC Legal Adviser. We received the [REDACTED] issued by [REDACTED] dated [•] indicating that we have completed the [REDACTED]. After the [REDACTED] issued and before the [REDACTED] completed, we are under the obligation to report such events to update the [REDACTED] with the [REDACTED] within three business days under any of the following circumstances: (i) material changes to the qualification of the main business or business licence; (ii) material changes to the equity structure or change of control; and (iii) material adjustments to the overseas [REDACTED]. Nonetheless, in the event that we fail to complete overseas [REDACTED] within 12 months from the date of the [REDACTED], we shall update the [REDACTED] documents if the overseas [REDACTED] would still be promoted.

In addition, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges, and going private transactions, may also be subject to the [REDACTED] requirement with the CSRC. Failure to complete such filing procedures as required under the Overseas Listing Trial Measures, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in the PRC, and other forms of sanctions that may materially and adversely affect our business, financial conditions, and results of operations.

PRC government policies on foreign currency conversion may adversely affect our business, the results of operations, and our ability to remit dividends.

Conversion and remittance of foreign currencies are subject to the PRC foreign exchange regulations administered by the State Administration of Foreign Exchange (the “SAFE”). Under the PRC’s current foreign exchange control system, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require prior SAFE approval must be supported by relevant documentary evidence of such transactions and be conducted through designated foreign exchange banks within the PRC that have the licences to carry out foreign exchange business. Foreign exchange transactions under the capital account, however, generally require approval or registration with SAFE or its local branch or its designated banks, unless otherwise permitted by law. Any restriction on or insufficiency of foreign exchange may restrict our ability to obtain sufficient foreign exchange for dividend payments to shareholders or satisfy any other foreign exchange obligation. If we fail to convert RMB into any foreign exchange for any of the above purposes, any offshore capital expenditure we may have in the future and even our business may be materially and adversely affected.

Developments in the labor market, increases in labor costs or any possible labor unrest in jurisdiction where we operate may adversely affect our business and results of operations.

Competition for skilled labor is intense in the industry and the jurisdictions where we operate, and labor market conditions are continually evolving. These developments may result in difficulty in attaining suitable manpower and increased labor costs, which could adversely affect our business, financial condition and results of operations.

There can be no assurance that labor unrest among employees, local communities or labor unions will not occur. Such unrest could result in material work slowdowns, stoppages or strikes or negative publicity, any of which may adversely affect our business, financial condition and results of operations.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

The enforcement of the PRC Labor Contract Law, the PRC Social Insurance Law, and other labor-related regulations, as well as any failure to make full contribution to social insurance and housing provident funds, may materially affect our business, financial condition, and results of operations.

During the Track Record Period, our PRC subsidiaries did not make full contributions to social insurance and housing provident funds for certain employees based on their average monthly salaries, as required under applicable PRC laws and regulations. For details, see “Business — Employees — Social Insurance and Housing Provident Funds” in this Document. In the event of any non-compliance with social insurance and housing provident fund contribution, the relevant competent authorities may order us to pay the outstanding amount within a prescribed time limit. Failure to do so may result in the competent authorities applying to the people’s court for enforcement. In the event of any non-compliance with social insurance and housing provident fund contribution, the relevant competent authorities may impose an overdue fee amounting to 0.05% of the outstanding amount per day. Failure to make full payment in time as well as pay the overdue fee may result in the relevant competent authorities further imposing a fine ranging from one to three times the outstanding amount.

Given the interpretation and implementation of the PRC Labor Contract Law, the PRC Social Insurance Law, the Regulation on the Administration of Housing Provident Funds and other labor-related regulations (the “labor-related laws and regulations”) continue to evolve, there is no assurance that our employment practice do not and will not violate labor-related laws and regulations in the PRC, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor-related laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

It may be difficult for the Hong Kong regulators to obtain information from, or seek regulatory assistance in, the Kyrgyz Republic where circumstances so require in the course of overseeing us as a [REDACTED] company under the laws and regulations of Hong Kong.

Our Directors and we, which will be regulated by the SFO and other applicable laws and regulations in Hong Kong upon the [REDACTED], will be required to provide the SFC with all information relating to our business in the Kyrgyz Republic that is necessary for its investigation of our affairs as may be required under Hong Kong laws or regulations. However, as the Kyrgyz Republic is neither a member of the International Organization of Securities Commissions (the “IOSCO”) nor a signatory to the IOSCO Multilateral Memorandum of Understanding (the “IOSCO MMOU”), the Hong Kong regulators may face practical difficulties in obtaining information from, or seeking assistance from, the relevant authorities in the Kyrgyz Republic when circumstances so require.

We may be adversely affected by ongoing or future regional conflicts.

Heightened geopolitical instability in the Middle East has contributed to uncertainty in global economic and financial conditions, and increased volatility in energy, fuel, and transportation markets, as well as contributing to volatility in labor, financial, and commodity markets. Disruptions to fuel and energy supply, including as a result of government-imposed restrictions, sanctions, export controls, or other regulatory actions, could materially increase our operating costs or require the temporary suspension or shutdown of certain mineral exploration activities where reliable access to fuel or power is essential to safe and continuous operations. Heightened geopolitical tensions may also increase costs associated with insurance, air travel and shipping, thereby increasing our costs and adversely affecting our financial condition and results of operations.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

RISKS RELATING TO OUR [REDACTED]

The trading price of our [REDACTED] may be volatile, which could result in substantial losses to [REDACTED].

Our [REDACTED] have exhibited high volatility since listing on the TSX and NYSE American, and fluctuations of the trading price of our [REDACTED] may arise from factors beyond our control, including broad market and industry factors (such as the fluctuations of the trading prices of the shares of [REDACTED] PRC-focused companies listed in Hong Kong, the United States or Canada) as well as factors in relation to our operations, including (i) variations in our revenue, earnings or cash flow; (ii) fluctuations in silver, gold, copper, lead, zinc and other metal prices; (iii) changes in operating metrics, announcements of new investments, acquisitions, strategic partnerships or joint ventures, mining projects or expansions by us or our competitors; (iv) changes in securities analysts’ financial estimates, negative publicity concerning us, our competitors or our industry; (v) additions or departures of key personnel; (vi) release of lock-up or transfer restrictions, or sales of additional equity securities; and (vii) regulatory developments or potential litigation or regulatory investigation affecting us or our industry.

Any of these factors may trigger sudden changes in the [REDACTED] volume and price of our [REDACTED]. Volatility or a lack of positive performance in our [REDACTED] price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

If [REDACTED] analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the [REDACTED] price for our [REDACTED] and [REDACTED] volume could decline.

The [REDACTED] for [REDACTED] depends in part on analyst research and reports. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our [REDACTED] or publish inaccurate or unfavorable research about our business, the [REDACTED] price and of our [REDACTED] would likely be adversely affected. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly and timely, we could lose visibility and attractiveness in the financial markets, which, in turn, could cause the [REDACTED] price and volume of our [REDACTED] to decline materially.

Substantial sales of our [REDACTED] following the [REDACTED], or the perception that such sales could occur, could materially and adversely affect the [REDACTED] price of our [REDACTED].

Sales of our [REDACTED] in the public market, or the perception that such sales could occur, could cause the [REDACTED] price of our [REDACTED] to decline. [REDACTED] held by our existing [REDACTED] may be available for sale, subject to the volume and other restrictions as applicable such as those provided by relevant laws, regulations and lock-up agreements, including those entered into in connection with the [REDACTED]. We cannot predict what effect, if any, market sales of securities held by our significant shareholders, management team or any other shareholder or the availability of these securities for future sale will have on the market price of our [REDACTED].

Techniques employed by short sellers may drive down the [REDACTED] price of our [REDACTED].

Public companies that have substantial operations in the PRC have, from time to time, been the subject of short selling activities and related negative publicity regarding their corporate governance, internal controls, or accounting practices. For example, we were subject to short selling activities in 2011. On September 1, 2011, we received a copy of an anonymous letter dated August 29, 2011 that maliciously a alleged a potential accounting fraud on our part. Subsequently, on September 13 and 14, 2011, a series of anonymous allegations against us were published on the websites “alfredlittle.com” and “Chinastockwatch.com”, respectively. Around the same period, beginning on June 3, 2011, short interest in our Shares increased by approximately two or three times. Notwithstanding our proactive responses to these allegations, they caused loss and concern among our investors and employees and adversely affected confidence in our Shares in the financial market.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

If we were to become the target of any such unfavorable allegations (whether true or false) by short sellers again in the future, we may need to expend a significant amount of resources to investigate such allegations and defend ourselves. While we would vigorously defend against any such short seller attacks, we may be constrained in the way we can proceed against the relevant short seller by principles of freedom of speech, applicable state laws or issues of commercial confidentiality. As such, even groundless allegations by short sellers against us could severely and adversely impact our business operations, financial condition, and results of operations.

Future issuance of Share or equity-related securities may depress the trading price of our Shares.

Any future issuance of Shares or equity-linked securities (other than on a pro rata basis to existing Shareholders), including the issuance of Shares upon conversion of our outstanding convertible notes and other derivative securities, could dilute investors’ ownership interest and could substantially decrease the trading price of our Shares. We may issue equity securities in the future to finance our business operations and growth plans, and we cannot predict the effect that such future sales of the Shares or other equity-related securities would have on the [REDACTED] price of our [REDACTED]. In addition, such issuance may also reduce earnings per [REDACTED] and net tangible assets per [REDACTED], further adversely affecting the prices of our [REDACTED].

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting, and other expenses that we may not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, NYSE American and the TSX, impose various requirements on the corporate governance practices of public companies. The SEC is currently reevaluating, and may increase, the disclosure requirements applicable to foreign private issuers. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

As we are a Canadian company, it could be difficult for [REDACTED] to effect service of process on and recover against us or our Directors and officers. Our [REDACTED] may face difficulties in protecting their interest.

We are a Canadian company and most of our officers and Directors are residents of various jurisdictions outside Hong Kong. A substantial portion of our assets and the assets of our officers and Directors, at any one time, are and may be located in jurisdictions outside Hong Kong. It could be difficult for [REDACTED] to effect service of process within Hong Kong on our Directors and officers who reside outside Hong Kong or to recover against us or our Directors and officers on judgments of Hong Kong courts predicated upon the laws of Hong Kong.

Our corporate affairs are governed by our Articles and the BCBCA. The rights of our Shareholders and the fiduciary responsibilities of our Directors are governed by the laws of the Province of British Columbia, Canada. The laws of the Province of British Columbia, Canada relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in existence in Hong Kong. For details, please refer to “Appendix IV — Summary of Articles, Canadian Corporate and Securities Laws, and Certain United States Federal Securities Laws, TSX and NYSE American Listing Policies and Shareholder Protection Matters” to this Document.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

We are a foreign private issuer within the meaning of the rules under the U.S. Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”) that files reports and other documents with the SEC pursuant to the Canada-U.S. multijurisdictional disclosure system (“MJDS”), and as such we are exempt from certain provisions applicable to United States domestic public companies and non-MJDS foreign private issuers.

Because we are a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

•	the sections of the U.S. Exchange Act requiring certain insiders to file public reports of their stock ownership and trading activities, imposing liability for insiders who profit from trades made in a short period of time and prohibiting short sales; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD under the U.S. Exchange Act.

Because we are a Canadian company that is eligible to file reports and other documents with the SEC pursuant to the MJDS system, we are also:

•	permitted to file our annual report with the SEC on Form 40-F in reliance upon Canadian securities law requirements, which exempts us from many of the disclosure requirements otherwise applicable to foreign private issuer on Form 20-F; and

•	permitted to disclose technical and scientific information, including estimates of mineral resources and mineral reserves, for our mineral properties pursuant to the NI 43-101 Code, in lieu of complying with the SEC’s standards for such disclosures under subpart 1300 of Regulation S-K (“Subpart 1300”), and are exempt from the requirement to file Subpart 1300 compliant technical report summaries with the SEC.

We are required to file an annual report with the SEC following the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC may be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers and non-MJDS foreign private issuers. The information we disclose may also differ significantly from the information that would be disclosed by U.S. domestic issuers and non-MJDS foreign private issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you [REDACTED] in a U.S. domestic issuer.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

We may be unable to maintain compliance with NYSE American and TSX continued listing standards, which would likely cause the liquidity and market price of the Shares to decline.

The Shares are currently listed on the NYSE American and the TSX. We are subject to the continued listing criteria of the NYSE American and the TSX, and such exchanges will consider suspending dealings in, or delisting, securities of an issuer that does not meet its continued listing standards. In order to maintain the listings, we must maintain certain corporate governance standards. We must also satisfy certain objective standards, such as share prices, shareholders’ equity, market capitalization and share distribution targets. In addition, the NYSE American may delist the securities of any issuer, among other reasons, if the issuer sells or disposes of principal operating assets, ceases to be an operating company or has discontinued a substantial portion of its operations or business for any reason or the NYSE American otherwise determines that the securities are unsuitable for continued trading. We may not be able to satisfy these standards and remain listed on the NYSE American and the TSX.

Delisting of the Shares may result in a breach or default under certain of our agreements. A delisting of the Shares could also adversely affect our reputation, our ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such fundraising, the liquidity and market price of the Shares and the ability of broker-dealers to purchase the Shares.

RISKS RELATING TO THE TRIPLE [REDACTED]

The liquidity of our [REDACTED] on the [REDACTED] could be limited.

Our [REDACTED] have not traded on the [REDACTED] before the [REDACTED] and there could be limited liquidity in our [REDACTED] on [REDACTED]. No assurance can be given that an active trading market for our [REDACTED] on the [REDACTED] will develop or be sustained. In addition, there is no assurance that the price at which [REDACTED] are traded on the [REDACTED] will be substantially [REDACTED] to the per-[REDACTED] equivalent price at which our Shares are traded on TSX and NYSE American or that any particular volume of [REDACTED] will trade on the [REDACTED]. If an active trading market of our [REDACTED] in [REDACTED] is not developed or is not sustained after the [REDACTED], the market price and liquidity of our [REDACTED] on the [REDACTED] could be materially and adversely affected.

The characteristics of the Canadian share market, the United States share market and [REDACTED] share market are different.

Our Shares are listed on the TSX and the NYSE American and will be [REDACTED] on the [REDACTED]. Because of the different characteristics of those share markets, including, among others, the different trading hours, trading volume and liquidity, as well as investor bases, the historical prices of our Shares may not be indicative of the post-[REDACTED] performance of the Shares. In addition, we will be required to comply with the listing rules (where applicable) and other regulatory regimes of all three jurisdictions, unless an exemption is available, or a waiver has been obtained. Accordingly, we may incur additional costs and resources in continuously complying with all sets of listing rules across three jurisdictions.

Any failure or alleged failure by us to maintain effective disclosure controls could have an adverse effect on our business, financial position, and results of operations

We are subject to the periodic reporting requirements of the U.S. Exchange Act and under Canadian securities laws and we are required to maintain disclosure controls and procedures that are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the U.S. Exchange Act and under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and Canadian securities regulators and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure. Following the completion of the [REDACTED], we will also be subject to the disclosure requirements of [REDACTED].

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

RISK FACTORS

Compliance with the regulations and disclosure requirements of each jurisdiction, and coordinating the approach among Canada, the United States and [REDACTED] will take significant time and expense. We may not be able to fully comply with all disclosure laws and regulations Any failure or alleged failure by us to maintain effective disclosure controls could have an adverse effect on investor confidence or on our business, financial position and results of operations. Further, our efforts to maintain effective disclosure controls may result in increased general and administrative expenses and may divert management’s time and attention from our business.

The time required to reposition our Shares among the Canadian Share Register and the [REDACTED] may be longer than expected, and investors may not be able to settle or effect any repositioning of their securities during such period.

There is no direct trading or settlement link between the TSX and [REDACTED] on which our Shares are traded. In addition, the time differences among [REDACTED] and Toronto, as well as unforeseen market conditions or other factors, may delay dealings in our Shares. Investors may be prevented from settling or effecting sales or repositioning of their securities during any such delay, and there can be no assurance that any transactions will be completed within the timeframe [REDACTED] may anticipate.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

WAIVERS AND EXEMPTION

In preparation for the [REDACTED], we have sought the following waivers and exemptions from strict compliance with the relevant provisions of the Listing Rules or the Companies (Winding Up and Miscellaneous Provisions) Ordinance.

MANAGEMENT PRESENCE

Rule 8.12 of the Listing Rules provides that [REDACTED] must have a sufficient management presence in Hong Kong, which normally means that at least two of its executive directors must be ordinarily resident in Hong Kong. Since our head office is located in Canada and substantially all of our business operations are not located, managed and conducted in Hong Kong, currently our only executive Director resides in Canada and our Company does not, and for the foreseeable future, will not, have a sufficient management presence in Hong Kong for the purpose of satisfying the requirements under Rule 8.12 of the Listing Rules.

Accordingly, our Company has applied for, and the Stock Exchange has [granted] us a waiver from strict compliance with Rule 8.12 of the Listing Rules subject to the following conditions:

(a)	pursuant to Rule 3.05 of the Listing Rules, our Company has appointed and will continue to maintain two authorized representatives, who will act as our principal channel of communication with the Stock Exchange. The two authorized representatives are Dr. Feng Rui (馮銳), our executive Director, and Mr. Au Wai Keung (區偉強), our company secretary. Our authorized representatives will be available to meet with the Stock Exchange within a reasonable period of time upon request and will be readily contactable by the Stock Exchange by telephone, facsimile and email, as the case may be. We will provide contact details of the two authorized representatives to the Stock Exchange and will inform the Stock Exchange as soon as practicable in respect of any changes in our authorized representatives. Both of them have confirmed that they possess valid travel documents to visit Hong Kong and will be able to meet with the Stock Exchange within a reasonable period of time, when required;

(b)	both our authorized representatives have means of contacting all Directors promptly at all times as and when the Stock Exchange wishes to contact the Directors on any matters. To enhance communication between the Stock Exchange, our authorized representatives and Directors, we will implement a policy to provide the up-to-date contact details of each Director (such as office phone numbers, mobile phone numbers, facsimile and email, where applicable) to the authorized representatives and to the Stock Exchange;

(c)	we will ensure that each Director who is not ordinarily resident in Hong Kong has valid travel documents to visit Hong Kong and will be able to meet with the Stock Exchange in Hong Kong within a reasonable period;

(d)	pursuant to Rules 3A.19 of the Listing Rules, our Company has appointed Rainbow Capital (HK) Limited as the compliance adviser, who will act as an additional channel of communication with the Stock Exchange in addition to our authorized representatives. The compliance adviser will advise on ongoing compliance requirements and other issues arising under the Listing Rules and other applicable laws and regulations in Hong Kong for a period commencing on the [REDACTED] Date at least until the date on which our Company complies with Rule 13.46 of the Listing Rules in respect of our financial results for the first full financial year after the [REDACTED] Date; and

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

WAIVERS AND EXEMPTION

(e)	meeting(s) between the Stock Exchange and our Directors could be arranged through our authorized representatives or our Company’s compliance adviser, or directly with our Directors within a reasonable period. Our Company will inform the Stock Exchange as soon as practicable in respect of any change in the authorized representatives, the Directors and/or the compliance adviser of our Company in accordance with the Listing Rules.

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

WAIVERS AND EXEMPTION

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

WAIVERS AND EXEMPTION

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED "WARNING" ON THE COVER OF THIS DOCUMENT.

WAIVERS AND EXEMPTION

[REDACTED]

WAIVER AND EXEMPTION IN RELATION TO PARTICULARS OF OUR SUBSIDIARIES

Paragraph 26 of Appendix D1A to the Listing Rules requires this Document to include the particulars of any alterations in the capital of any member of our Group within the two years immediately preceding the issue of this Document.

Paragraph 29 of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance require this Document to include, information in relation to the name, date and place of incorporation, the public or private status and the general nature of the business, the issued capital and the proportion thereof held or intended to be held, of every company (a) the whole of the capital of which or a substantial proportion thereof is held or intended to be held by our Company, or (b) whose profits or assets make, or will make a material contribution to the figures in the Accountants' Report or to our Company's next financial statements.

Our Company had 50 subsidiaries as at the Latest Practicable Date. Our Company believes that it would be unduly burdensome to disclose the required information in respect ofall of its subsidiaries as our Company would have to incur additional costs and devote additional resources in compiling and verifying the relevant information for such disclosure which would not be material or meaningful to [REDACTED]. The non-disclosure of such information will not prejudice the interests of [REDACTED].

We have identified 16 principal subsidiaries ("Principal Subsidiaries") that we consider material, taking into account various factors including the significance of their business segments and financial contribution as well as our strategies. By way of illustration, (i) our aggregate revenue and the Principal Subsidiaries (before intercompany eliminations) accounted for 112%, 112% and 111% of our total revenue (after intercompany eliminations) for the two years ended March 31, 2024, 2025 and the nine months ended December 31, 2025, respectively; (ii) our aggregate total assets and the Principal Subsidiaries (before intercompany eliminations) accounted for 97%, 94% and 92% of our total assets (after intercompany eliminations) as at March 31, 2024, 2025 and December 31, 2025, respectively; and (iii) our aggregate net income and the Principal Subsidiaries (before intercompany eliminations) accounted for 121%, 175% and 1,005% of our total net income (after intercompany eliminations) for the years ended March 31, 2024, 2025 and nine months ended December 31, 2025, respectively. Save for the Principal Subsidiaries, none of our other subsidiaries, on a standalone basis, recorded revenue that accounted for over 5% of the revenue of our Group for the years ended March 31, 2024, 2025 and nine months ended December 31, 2025, or held over 5% of the total assets of our Group as at March 31, 2024, 2025 and December 31, 2025, respectively. None of our subsidiaries other than the Principal Subsidiaries held asset and intellectual property material to the financial position of our Company as at the Latest Practicable Date.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED "WARNING" ON THE COVER OF THIS DOCUMENT.

WAIVERS AND EXEMPTION

We have disclosed the particulars of the changes in the share capital of our Company and the Principal Subsidiaries, if any, in "Appendix V — Statutory and General Information — 1. Further Information about Our Company" to this Document. We have also disclosed the corporate information (including name, principal business activities, place and date of incorporation and the interest held by our Group) of the Principal Subsidiaries as required under Paragraph 29(1) of Appendix D1A to the Listing Rules and paragraph 29 of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance in "History and Corporate Structure", and the share capital of the Principal Subsidiaries in Note 3 to the Accountants' Report as set out in Appendix I to this Document.

In addition, details of each person (other than Directors, Supervisors or chief executive of our Company) of our Group who is interested in 10% or more of the issued voting shares of any Principal Subsidiaries and the amount of each of such person's interest in such securities, together with particulars of any options in respect of such securities, if any, are disclosed in "Appendix V —Statutory and General Information — C. Further Information about our Directors and Substantial Shareholders — 1. Disclosure of Interests" to this Document.

We have applied for, and the Stock Exchange [has granted us], a waiver from strict compliance with the requirements under paragraphs 26 of Appendix D1A of the Listing Rules in respect of disclosing the following information of our subsidiaries which are not Principal Subsidiaries: (i) particulars of any commissions, discounts, brokerages or other special terms granted in connection with the issue or sale of any capital, or the particulars of any alterations in the capital within the two years immediately preceding the issue of this Document; (ii) particulars of any capital which is under option or agreed to be put under option; (iii) information in relation to the name, date and place of incorporation, public or private status, the general nature of business, the issued capital and the proportion thereof held or intended to be held; and (iv) the name of each person (other than Directors or chief executive of the Company), who is directly or indirectly interested in 10% or more of the issued voting shares and such person's shareholding.

We have applied for, and the SFC [has granted us,] a certificate of exemption from strict compliance with the requirements under paragraph 29 of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance in respect of disclosing the information of our subsidiaries which are not Principal Subsidiaries as required under paragraph 29 of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance.

The exemption is granted by the SFC on the conditions that: (i) the particulars of the exemption are disclosed in this Document; and (ii) this Document is issued on or before [•] 2026.

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[REDACTED]

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DIRECTORS AND PARTIES INVOLVED IN THE [REDACTED]

DIRECTORS

Name	Address	Nationality

Executive Director

Dr. Feng Rui (馮銳)	5 Jalan Haji Alias Singapore 268506	Canadian

Independent Non-executive Directors

Mr. Stephen Paul Simpson	1987 McNicoll Avenue Vancouver, BC V6J 1A7 Canada	Canadian

Mr. Liu Yikang (劉益康)	Unit 201 Unit 4, Building 5 Compound 16, Beixiao Street Dongcheng District, Beijing PRC	Chinese

Ms. Marina Anna Katusa	1242 W 33rd Ave. Vancouver, BC V6M 1A5 Canada	Canadian

Mr. Kenneth Graham Robertson	1007-1408 Strathmore Mews Vancouver, BC V6Z 3A9 Canada	Canadian

Ms. Cai Hongyu (蔡宏宇)	Flat F, 5/F Yat Wing Mansion/Tower 7 Lei King Wan Sai Wan Ho, Hong Kong	Chinese (Hong Kong)

For further information on our Directors and Senior Management, please refer to the section headed "Directors and Senior Management" in this Document.

Sole Sponsor	CITIC Securities (Hong Kong) Limited
18/F, One Pacific Place 88 Queensway Hong Kong

[REDACTED]

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DIRECTORS AND PARTIES INVOLVED IN THE [REDACTED]

Legal Advisers to our Company

As to Hong Kong law

Jun He Law Offices

7/F, AIA Central

1 Connaught Road Central

Hong Kong

As to PRC law
JunHe LLP
20/F, China Resources Building
8 Jianguomenbei Avenue
Dongcheng District, Beijing
China

As to U.S. law

Dorsey & Whitney LLP

Columbia Center

701 Fifth Avenue, Suite 6100

Seattle, WA

98104-7043

United States of America

As to Canadian law

McCarthy Tétrault LLP

Suite 2400

745 Thurlow Street

Vancouver, BC

V6E 0C5

Canada

As to Ecuadorian law
Flor Bustamante Pizarro Hurtado
Av. 6 de Diciembre y Calle Juan Boussingault
Edificio Torre 6, Piso 8, Oficinas 803, 805 y 806
Quito 170102
Ecuador

As to Kyrgyz law
GRATA International
Office 2, 33/1 Razzakova Street
Bishkek 720040
Kyrgyz Republic

Legal Advisers to the Sole Sponsor and the [REDACTED]	As to Hong Kong law
Jingtian & Gongcheng LLP
Suites 3203−3209, 32/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

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DIRECTORS AND PARTIES INVOLVED IN THE [REDACTED]

As to PRC law
Jingtian & Gongcheng
45/F, K.Wah Centre
1010 Huaihai Road (M)
Xuhui District, Shanghai
China

Auditor	Deloitte LLP
Chartered Professional Accountants
410 W. Georgia Street
Vancouver, BC
V6B 0S7
Canada

Reporting Accountants	Deloitte Touche Tohmatsu
Certified Public Accountant and
Registered Public Interest Entity Auditor
35/F One Pacific Place
88 Queensway
Hong Kong

Industry Consultant	SMM Information & Technology Co., Ltd.
9/F, Building 9, Lujiazui Software Park
No. 20 Lane, E'shan Road
Pudong District, Shanghai
China

Competent Persons	SRK Consulting China Ltd.
(for the GC Report, El Domo Report, Condor Report, Chaarat Gold Project Report and BYP Report)	B1301 COFCO Plaza
No. 8 Jianguomennei Street
Dongcheng District, Beijing
China

(for the Ying Report)	AMC Mining Consultants (Canada) Ltd.
1330-200 Granville St
Vancouver, BC
V6C 1S4
Canada

Hillerton Consulting Limited
Spreyton
Near Crediton
Devon,
EX17 5AD
UK

[REDACTED]

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CORPORATE INFORMATION

Registered Office and Head Office	1750-1066 West Hastings Street,
Vancouver, BC
V6E 3X1
Canada

Principal place of business in Hong Kong	Room A5, 7/F, China United Plaza
1008 Tai Nan West Street
Cheung Sha Wan, Kowloon
Hong Kong

Corporate secretary (Canada)	Mr. Jonathan Paul Hoyles
668 W 19th Ave
Vancouver, BC
V5Z 1X1
Canada

Company Secretary (Hong Kong)	Mr. Au Wai Keung (區偉強)
HKICPA; ICAEW
Room A5, 7/F, China United Plaza
1008 Tai Nan West Street
Cheung Sha Wan, Kowloon
Hong Kong

Authorized Representatives	Dr. Feng Rui (馮銳)
Suite 601
China View Mansion Building 1
A2 Gong-ti East Road
Chaoyang District
100027, Beijing
PRC

Mr. Au Wai Keung (區偉強)
Room A5, 7/F, China United Plaza
1008 Tai Nan West Street
Cheung Sha Wan, Kowloon
Hong Kong

Audit Committee	Mr. Kenneth Graham Robertson (Chairman)
Ms. Cai Hongyu Mr. Stephen Paul Simpson

Compensation Committee	Mr. Stephen Paul Simpson (Chairman)
Ms. Marina Anna Katusa Mr. Liu Yikang

Corporate Governance and Nomination Committee	Mr. Stephen Paul Simpson (Chairman) Ms. Marina Anna Katusa Mr. Kenneth Graham Robertson

Sustainability Committee	Ms. Marina Anna Katusa (Chairwoman) Dr. Feng Rui Mr. Liu Yikang

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CORPORATE INFORMATION

[REDACTED]	[REDACTED]

[REDACTED]

Principal Banks	Bank of China Luoning Sub-branch No. 103 Xingning Middle Road, Chengguan Town Luoning County Luoyang City, Henan Province PRC Bank of Montreal 595 Burrard Street Vancouver, BC V7X 1L7 Canada

Compliance Adviser	Rainbow Capital (HK) Limited
Office No. 710 7/F, Wing On House 71 Des Voeux Road Central Hong Kong

Company's Website	www.silvercorpmetals.com

(A copy of this Document is available on the Company's website. Except for the information contained in this Document, none of the other information contained on the Company's website forms part of this Document)

[REDACTED]

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INDUSTRY OVERVIEW

SOURCES OF INDUSTRY INFORMATION

In connection with the [REDACTED], we commissioned SMM, an Independent Third Party, to prepare a report on the silver, zinc, lead, copper, and gold market. We have agreed to pay a total of USD 45,700 in fees for the preparation of the SMM Report. SMM is an integrated internet platform of benchmark prices, analysis, consulting and conferences of the metals & mining industry, and its consulting business with over 20 years of experience covering the metal markets. SMM conducted both primary and secondary research using a variety of resources. Primary research involved interviewing key industry experts and leading industry participants. Secondary research involved analyzing data from various publicly available data sources, such as National Bureau of Statistics of China, Silver Institute, World Gold Council, etc. In compiling the SMM Report, SMM has adopted the following of each market: (i) the social, economic and political environment in the forecast period; (ii) the key industry drivers are likely to continue to drive the growth in each market during the forecast period, and (iii) there is no extreme force majeure or unforeseen industry regulations in which the market may be affected either dramatically or fundamentally during the forecast period. The Directors, upon acting with reasonable prudence, confirmed that there has been no occurrence of adverse change in the overall market information that would subject the data to significant restrictions, contradiction or negative effects since the date of the SMM Report.

OVERVIEW OF SILVER INDUSTRY

Global Reserves of Silver

Silver is a traditional precious metal material and is found in tiny amounts in the Earth's crust, classified as a trace element. Silver has good ductility and malleability, as well as excellent electrical and thermal conductivity. Global silver reserves in 2025 are approximately 19,612 Moz. The top 5 countries account for about 68.7% of the global silver reserves, indicating a high concentration. Among them, the silver reserves of Peru, Russia, Australia, China and Poland are 3,537 Moz, 2,958 Moz, 2,926 Moz, 2,154 Moz and 1,897 Moz, respectively. Their global shares are 18.0%, 15.1%, 14.9%, 11.0% and 9.7%, respectively.

Silver Industry Value Chain

Within the silver industry value chain, the upstream silver resources include primary silver and secondary silver. The midstream is the smelting industry, while the main downstream industries contain industrial, photography, jewelry and physical investment.

Source: SMM

Global Silver Consumption Structure by Downstream in 2025

In 2025, industrial, physical investment, and jewelry are the top 3 downstream applications of silver. Industrial demand makes up nearly 59% of the total at 677.4 Moz, with electronics & electrical and soldering alloys being the main industrial applications, accounting for 68.7% and 7.8% respectively. Net physical investment demand accounted for 17.8% at 204.4 Moz, while jewelry demand was around 17.1% at 196.2 Moz.

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INDUSTRY OVERVIEW

Global Silver Consumption by Downstream, 2025

Source: SMM

Global Silver Supply

Globally, Mexico, China, and Peru are the major silver production regions. The silver supply is predominantly derived from primary mining and secondary silver recycling. Primary mine supply has consistently dominated the global silver supply, accounting for 81.2% of the total. In 2025, China is the world's second-largest silver producer, contributing nearly 15% of the global supply. From 2021 to 2025, the global silver supply has a modest increase. Since 2021, as countries have gradually controlled the epidemic and the global economy has recovered, downstream demand has increased, driving the continued growth in silver supply. Looking ahead, against the backdrop of sustained global economic recovery, influenced by the robust development of downstream industries such as AI data center and new energy, the global silver supply is projected to grow at a CAGR of 1.6% from 2026 to 2030. For China, the supply is anticipated to increase at a CAGR of approximately 2.1% during the same period.

Global Silver Supply, 2021-2030E (Unit: Moz)

	Global	China
CAGR (2021-2025)	0.2%	1.0%
CAGR (2026E-2030E)	1.6%	2.1%

Source: SMM, Silver Institute

Global Silver Demand

Over the period of 2021-2025, global silver demand exhibited a pattern of initial growth followed by a moderate decline, representing a CAGR of 1.0%. From 2021 to 2022, demand surged significantly, largely driven by strong industrial consumption, particularly in electronics and the rapidly expanding solar PV sector, as well as a recovery in jewelry demand led by key markets such as India. However, from 2023 onward, global silver demand softened, mainly due to weakening industrial expansion outside China, cooling physical silver investment demand resulting from the cancellation of non-EU preferential policies, and the subdued global macroeconomic environment. In stark contrast, China's silver demand maintained a robust upward trajectory from 2021 to 2025, registering a CAGR of 13.1%. This growth was underpinned by the rapid expansion of domestic industrial sectors, particularly in the solar PV sector. In contrast, silver jewelry and photography demand have decreased, due to consumers' preference for gold jewelry and the shift to digital imaging.

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INDUSTRY OVERVIEW

Looking ahead to 2026-2030, global silver demand is projected to reach 1,444.4 Moz by 2030, representing a CAGR of 4.8%, with industrial usage remaining the primary growth engine. Silver's superior electrical and thermal conductivity properties are increasingly essential to the technological transformation driving the global economy. As a result, global silver industrial demand is poised to grow further as demand from vital technology sectors, including electric vehicles and their infrastructure, data centers, and artificial intelligence, continues to accelerate over the next five years. China's silver demand is also forecasted to maintain its upward momentum, with a CAGR of 5.9% during the period. Additionally, the increasing investment appeal of silver may also bolster demand from the jewelry and physical investment sectors.

Global Silver Demand, 2021-2030E (Unit: Moz)

	Global	China
CAGR (2021-2025)	1.0%	13.1%
CAGR (2026E-2030E)	4.8%	5.9%

Source: SMM, Silver Institute

Silver Price Analysis

From 2021 to 2025, silver prices rose sharply from $25.14/oz to $40.04/oz, representing a CAGR of 12.3%. Silver prices began to accelerate upward from 2024 onward. 2025 was an exceptionally good year for silver, with its price recording an intra-year surge of 124.8%. The strength of the silver price was primarily fueled by a positive macroeconomic and geopolitical backdrop for the wider precious metals complex, with the LBMA silver price hitting a high of $74.84/oz in December. Looking ahead to 2026-2030, silver prices are forecast to rise from $90.00/oz to $135.39/oz, driven by supply shortages and surging demand. Persistent inflation and geopolitical risks are also expected to provide an upward trend in prices during this period.

Silver Nominal Price, 2021-2030E

Source: LBMA, SGE, SMM

Silver Production Cost

The all-in sustaining costs (AISC) have increased from approximately $11.37/oz in 2021 to approximately $12.21/oz in 2025, at a CAGR of 1.8%. In 2023, the AISC surged to $15.50/oz, with inflation being a key driver behind the cost spike. From 2024 to 2025, however, costs trended downward across most regions, fueled by higher by-product credits, growth in production, and easing inflation. Specifically, rising prices of co-produced metals such as gold, zinc, and copper contributed significantly to lowering the AISC, though this benefit was partially offset by a corresponding increase in mining royalties. Additionally, local inflation in most major silver producing countries moderated during this period.

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INDUSTRY OVERVIEW

In 2025, the average total production cost of global companies was approximately $10.82/oz, and raw material costs are the largest component of silver mining costs, accounting for 25%. Labor cost accounted for 12% and it has also increased in recent years, as a result of inflation. Furthermore, energy cost, accounted for 11%, also experienced an increase in recent years. Moreover, administration cost accounted for 6% of the total production costs. Other costs account for 46% of the total, including depreciation, amortization, transportation costs, etc.

Competitive Landscape

China's silver concentrate production industry is highly concentrated, with the top 5 producers accounting for 31.8% of the national market supply in 2025. Among them, the Company ranked third, with a market share of 6.3%.

Key Market Players in China, 2025

Ranking	Company	Production[5], 2025 (Unit: Moz)	Market Share, 2025 (%)
1	Company Al	9.7	8.7
2	Company B2	7.6	6.8
3	The Company	7.0	6.3
4	Company C3	5.9	5.3
5	Company D4	5.3	4.7
	Others	75.7	68.2
	Total	111.2	100.0

Source: SMM

Notes:

1.	Company A, established in 1991 and headquartered in Chifeng, Inner Mongolia, is a Chinese company listed on SZSE, mainly engaged in the mining, smelting, and sales of non-ferrous (copper, lead, zinc, tin, etc.) and precious metals, with a total operating revenue of approximately RMB5.6 billion in 2025.

2.	Company B, established in 1986 and headquartered in Longyan, Fujian, is a Chinese company dually listed on SSE and HKEX, mainly engaged in the exploration, mining, production, smelting, and sales of metal mineral resources, with a total operating revenue of approximately RMB349.1 billion in 2025.

3.	Company C, established in 2000 and headquartered in Qujing, Yunnan, is a Chinese company listed on SSE, mainly engaged in the mining, smelting, processing, import, export, and trading of zinc and germanium, with a total operating revenue of approximately RMB24.1 billion in 2025.

4.	Company D, established in 1999 and headquartered in Beijing, is a Chinese company listed on SZSE, mainly engaged in the exploration and mining of precious metals and non-ferrous metal ores, as well as metal trading, with a total operating revenue of approximately RMB17.1 billion in 2025.

5.	Domestic production within China only.

OVERVIEW OF GOLD INDUSTRY

Gold Industry Value Chain

Gold is a lustrous and yellow metal, possessing remarkable corrosion resistance, high intrinsic value, ease of circulation, and strong chemical stability. Due to its scarcity, gold is regarded as a rare and precious resource, exhibiting both commodity and financial properties. The gold industry value chain comprises upstream resources, midstream smelting and downstream consumption. The upstream involves mine production and secondary gold. The midstream covers smelting to produce standardized, tradable gold products. The downstream includes jewelry, investment, central bank reserves, and industrial/technological applications.

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INDUSTRY OVERVIEW

Source: SMM

Global Supply and Demand of Gold

The global gold supply includes gold mine production and secondary gold production. Among these, gold mine production is the most significant component. In 2025, global gold production reached 163.2 million ounces, with mine production accounting for 72.3% of total supply. The continuous rise in gold prices is driving an increase in gold supply. From 2026 to 2030, the global gold supply is expected to show an upward trend, increasing from 165.1 million ounces to 177.4 million ounces.

Global Gold Supply, 2021-2030E (Unit: Moz)

	Mine production	Global
CAGR (2021-2025)	0.6%	1.9%
CAGR (2026E-2030E)	1.1%	1.8%

Source: SMM, World Gold Council

The global gold demand includes jewelry, investment, technology, and central bank reserves, with investment and central bank reserves serving as the main growth engines. From 2021 to 2025, global gold demand grew at a CAGR of 5.4%, reaching 160.8 million ounces in 2025, driven primarily by increased central bank reserve accumulation and rising investment demand amid risk diversification. Looking forward, from 2026 to 2030, global gold demand is projected to grow at a CAGR of 2.7%, underpinned by continued central bank purchases for reserve diversification and sustained investment demand against a backdrop of ongoing geopolitical uncertainty.

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INDUSTRY OVERVIEW

Global Gold Demand, 2021-2030E (Unit: Moz)

	Jewellery	Investment	Central Bank	Technology	Total
CAGR (2021-2025)	-7.7%	21.2%	17.7%	-1.1%	5.4%
CAGR (2026E-2030E)	-2.2%	5.5%	3.5%	1.9%	2.7%

Source: SMM, World Gold Council

Global Gold Price

Global gold price is primarily influenced by factors such as real interest rates, U.S. dollar trends, geopolitical uncertainty, and inflation expectations. During periods of political or economic turmoil or stock market volatility, gold typically serves as a safe-haven asset, with its price tending to rise. Over the long term, gold prices have shown a volatile upward trend, with the price floor gradually rising during cyclical adjustments, reflecting its stability and growth potential as a store of value. Against the backdrop of de-dollarization, central banks in emerging markets are expected to further increase their gold reserves, coupled with investor optimism regarding gold’s safe-haven role amid global uncertainty, the average annual gold price is projected to continue rising, reaching $5,278.9/oz by 2030.

From 2021 to 2025, the global spot gold price grew at a CAGR of 17.6%. Gold’s financial attributes mainly drove the growth trend in global and Chinese spot gold prices. The growing trend of consumers investing in gold to hedge against risks stemming from global economic concerns, coupled with structural doubts about the credibility of the dollar-dominated international monetary system, is emerging as the primary driver behind rising gold prices. In 2025, the LBMA average gold price reached $3,440.51/oz. Increased geopolitical tensions, coupled with ample market liquidity, have generated expectations of loose fiscal and monetary policies in major economies, leading to a steady rise in gold prices. Looking ahead, the forward outlook continues to indicate potential for further appreciation in the price of gold.

Global Gold Price, 2021-2030E (Unit: USD/oz)

Source: LBMA, SMM

OVERVIEW OF COPPER INDUSTRY

Global Reserves of Copper

Copper is a highly conductive metal, with global copper reserves reached 2,160,508 million pounds in 2025. The top 3 countries accounted for 37.2% of the global copper reserves. Among them, the copper reserves of Chile, Australia and Peru were 396,828 million pounds, 220,460 million pounds and 187,391 million pounds, respectively. Their global shares were approximately 18.4%, 10.2% and 8.6%, respectively. Copper reserves in China were approximately 90,389 million pounds, accounting for 4.2% of the total.

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INDUSTRY OVERVIEW

Copper Industry Value Chain

Copper has excellent ductility, electrical conductivity and thermal conductivity and is easy to process. As to the copper’s value chain, the upstream is the mining and beneficiation of copper concentrate; the midstream is the smelting and refining of copper concentrate or copper scrap and the downstream is the processing and application of copper. Copper processing products include rods, bars, tubes, plates, foils, etc. Main end-applications include construction, power, transportation, household appliances, electronics and machinery.

Source: SMM

Global Supply and Demand of Copper

Global copper concentrate production has shown a continuous upward trend, with a CAGR of 2.3% from 2021 to 2025. Driven by the commissioning of global copper mine capital expenditure projects, global copper concentrate production increased from 39,934.5 million pounds in 2021 to 43,808.1 million pounds in 2025. Looking ahead, global copper concentrate production is expected to continue growing from 2026 to 2030, reaching 48,479.7 million pounds in 2030, with a CAGR of 1.8%. The CAGR for China’s copper concentrate supply from 2021 to 2025 is 2.7%. During this period, driven by downstream demand, China’s copper concentrate supply increased from 4,021.2 million pounds to 4,465.7 million pounds. From 2026 to 2030, benefiting from the active development of downstream industries such as wind power, AIDC and NEVs, China’s copper concentrate supply is projected to continue rising, with a CAGR of around 4.0%.

Global Copper Concentrate Supply, 2021-2030E (Unit: million pounds)

	Global	China
CAGR (2021-2025)	2.3%	2.7%
CAGR (2026E-2030E)	1.8%	4.0%

 Source: SMM

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INDUSTRY OVERVIEW

From 2021 to 2025, global copper concentrate consumption has shown an increasing trend, at a CAGR of 2.5%. During this period, global copper concentrate demand rose from 39,978.5 million pounds in 2021 to 44,174.0 million pounds in 2025. Asia, especially China, remained the major consumption region. Looking ahead, global copper concentrate demand is expected to maintain an upward trend from 2026 to 2030, reaching 48,133.9 million pounds in 2030, with a CAGR of 1.3%. The CAGR for China’s copper concentrate demand from 2021 to 2025 is 5.3%. Looking forward, China’s copper concentrate demand is expected to continue increasing, supported by robust downstream consumption, reaching 23,375.2 million pounds by 2030, with a CAGR of 2.4%.

Global Copper Concentrate Demand, 2021-2030E (Unit: million pounds)

	Global	China
CAGR (2021-2025)	2.5%	5.3%
CAGR (2026E-2030E)	1.3%	2.4%

Source: SMM

Global Copper Price

Global copper concentrate prices are primarily influenced by fluctuations in refined copper prices and treatment charges (TC). From 2021 to 2024, global copper concentrate prices showed a fluctuating trend. Since 2024, supported by stronger downstream demand and persistently tight mine supply, global copper concentrate prices have entered an upward trend, rising to $4.29/lb in 2025. Looking ahead to 2026-2030, driven by continued tightness in copper concentrate supply and resilient downstream demand, global copper concentrate prices are expected to remain at a relatively high level and continue rising, projected to reach around $6.09/lb by 2030.

Global Copper Concentrate Price, 2021-2030E (Unit: $/lb)

Source: SMM, LME

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INDUSTRY OVERVIEW

OVERVIEW OF LEAD INDUSTRY

Industry Value Chain of Lead

The lead industry chain contains mining, smelting, deep processing and end-user applications. Lead ore is mined and processed into lead concentrate, which is then smelted into refined lead by smelters. Downstream processing enterprises further process it into lead oxide, lead alloys, etc., to produce lead-acid batteries, lead salts and other products, which are ultimately used in industries such as chemicals, automotive and energy storage.

Global Supply and Demand of Lead

From 2021 to 2025, global lead concentrate production experienced a marginal increase from 10,002.4 million pounds to 10,020.0 million pounds with a CAGR of 0.04%, despite temporary disruptions in 2022 due to supply constraints and rising energy costs, while demand grew from 10,055.3 million pounds to 10,122.4 million pounds with a CAGR of 0.2%, supported by emerging markets in Southeast Asia and India. Looking forward, from 2026 to 2030E, global supply is expected to grow to 10,656.6 million pounds, with a CAGR of 1.1%, driven by capacity expansion and sustained demand from the electric vehicle and energy storage sectors, with demand projected to grow to 10,774.9 million pounds, at a matching CAGR of 1.1%. In China, supply growth is expected to outpace global trends, with a CAGR of 2.0% over the same period, increasing from 3,674.4 million pounds to 3,977.3 million pounds, underpinned by improved smelting profits from by-product prices such as silver, while domestic demand is projected to grow at a more moderate CAGR of 0.5%, increasing from 5,740.4 million pounds to 5,867.7 million pounds, supported by steady lead-acid battery consumption and replacement needs.

Competitive Landscape in Lead Industry

In 2025, China’s lead concentrate production was 3,602.4 million pounds, with more than 100 enterprises. Due to the large number of players, the majority of enterprises maintain a relatively low market share. In 2025, the company’s lead concentrate production was approximately 62.6 million pounds, making it one of the top 10 lead concentrate producers in China.

Global Lead Price

Global lead concentrate prices are primarily derived by subtracting treatment charges from refined lead prices. Based on benchmark grades, a 1% decrease in actual grade results in a corresponding price deduction. Lead concentrate production is stabilizing, but supply remains tight, making significant future growth unlikely. Overall, global lead concentrate prices are influenced by fluctuations in refined lead prices and treatment charge. Driven by tight market supply, global lead concentrate prices are expected to remain at a relatively high level and remain stable, projected to stay around $0.95/lb.

Global Lead Concentrate Price, 2021-2030E (Unit: USD/lb)

Source: LME, SMM

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INDUSTRY OVERVIEW

OVERVIEW OF ZINC INDUSTRY

Industry Value Chain of Zinc

The zinc industry value chain is similar to that of lead. Zinc ore is extracted and processed into concentrate, which is then smelted into ingots. Downstream enterprises further refine the ingots into products like galvanized sheets, alloys, and zinc oxide. These processed zinc derivatives are ultimately utilized across industries such as real estate, automotive, and infrastructure.

Global Supply and Demand of Zinc

From 2021 to 2025, global zinc concentrate supply experienced a downward trend, from 28,614.7 million pounds to 26,969.2 million pounds, with a CAGR of -1.5%, primarily due to logistics disruptions caused by extreme weather and geopolitical conflicts since 2022, before rebounding in 2025 supported by sustained mine output growth. Over the same period, global zinc concentrate demand followed a declining and then recovering trajectory with a CAGR of -1.5%, decreasing from 28,906.1 million pounds in 2021 to 27,161.0 million pounds in 2025, as the 2022 energy crisis led to smelter production cuts, while demand gradually recovered by 2025 with China accounting for 50.1% of global consumption. Looking forward, from 2026 to 2030, global supply is expected to grow to 29,755.2 million pounds at a CAGR of 1.9%, driven by economic recovery and demand expansion, while global demand is projected to grow to 29665.7 million pounds, at a CAGR of 1.8%, supported by emerging applications such as AI data centers and zinc-based batteries. In China, supply growth is expected to significantly outpace global trends with a CAGR of 3.0% over the same period, increasing from 8,650.8 million pounds to 9,736.5 million pounds, while domestic demand is projected to grow at a CAGR of 2.9%, increasing from 12,812.2 million pounds to 14,337.4 million pounds, reflecting China’s continued dominance as a major zinc concentrate consumer.

Competitive Landscape in Zinc Industry

In 2025, China’s zinc concentrate production was 8,318 million pounds, with nearly 140 enterprises. Only 20% of these enterprises produced over 50 million pounds annually. Due to the large number of players, the majority of enterprises maintain a relatively low market share. In 2025, the company’s zinc concentrate production was approximately 22.3 million pounds, making it one of the top 50 zinc concentrate producers in China.

Global Zinc Price

Zinc concentrate prices are influenced by the fluctuation of refined zinc prices and zinc concentrate TC both in China and globally. For zinc concentrate with a grade of 50%, zinc concentrate prices showed a fluctuating trend from 2021 to 2025. In 2023, due to the significant decline in refined zinc prices, global zinc concentrate price fell back to $0.87/lb. In 2024, with the rise in refined zinc prices and the decline in TC, global zinc concentrate price rebounded to $1.07/lb. Looking ahead to 2026-2030, driven by tight market supply, global zinc concentrate prices are expected to remain at a relatively high level and remain stable, projected to stay around $1.28/lb. For Chinese market, although future supply increases, downstream demand can keep pace with supply, China’s zinc concentrate prices are expected to remain stable.

Global Zinc Concentrate Price, 2021-2030E (Unit: $/lb)

Source: LME, SMM

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INDUSTRY OVERVIEW

GROWTH DRIVERS OF THE INDUSTRY

We believe the following factors will drive the growth of the industry:

•	Rapid growth of the AI data center industries. Driven by the insatiable demand for computing power, the AI data center industry is poised for explosive expansion. This growth necessitates massive power infrastructure and advanced cooling systems, leading to a sustained increase in demand for essential metals like copper and silver.

•	Fast-growing humanoid robot industry. Propelled by technological breakthroughs and commercial scaling, the humanoid robot industry is rapidly transitioning from research to real-world application. As these robots move towards broader deployment, their complex array of motors, sensors, and electrical systems will generate new demand for both copper and silver.

•	Global Power Grid Modernization. In response to the global energy transition, grid modernization has become an urgent infrastructure priority worldwide. The large-scale effort to build more resilient and digitalized power networks, essential for integrating renewable energy, establishes a strong and long-term foundation for growing demand for metals.

•	Infrastructure and Electric Vehicle Upgrades. Traditional infrastructure, UHV projects, and 5G base station development will fuel demand for zinc. Concurrently, e-bicycle replacements, energy storage lead-carbon batteries, and telecom base station needs will propel demand for lead.

•	Net physical investment demand will increase. The macroeconomic environment and the continued escalation of geopolitical tensions have increased investor preference for allocating funds to physical assets, such as silver and gold, as a means of risk mitigation.

ENTRY BARRIERS OF THE INDUSTRY

Both the global and PRC nonferrous industry have high entry barriers, including:

•	Large capital investment. Substantial initial investment is required to acquire land use rights, construct required plants, purchase and install production facilities, as well as to recruit skilled personnel.

•	Mandatory qualifications. A company engaged in nonferrous mining needs to obtain various permits and licences pursuant to relevant laws and regulations, such as exploration permits, mining licences.

•	Environmental protection requirements. Countries pay increasing attention to environmental protection issues. Before commencing commercial production, a manufacturer of concentrate generally needs to pass environmental assessment procedures, obtain approvals from relevant environmental protection authorities, and continuously comply with environmental requirements during its operation and production.

•	Stable access to ore resources. Ore is the key raw materials for the manufacturing. Access to a stable supply of ores is critical to the timely delivery of products to customers.

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REGULATORY OVERVIEW

REGULATIONS IN CHINA

We are subject to a variety of PRC laws, rules and regulations across a number of aspects of our business. This section sets forth a summary of the most significant laws and regulations that are applicable to our current business activities within the territory of the PRC.

Industry Classification

According to the Industry Classification of the National Economy (GB/T4754-2017) jointly issued by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC and the Standardization Administration of the PRC on June 30, 2017, the industry in which the Company is engaged falls within “B0912 lead and zinc mining and processing”, “B0921 gold mining and processing” and “B0922 silver mining and processing” under “B09 non-ferrous metal mining and processing industry”.

PRC Regulations Related to Mineral Resources Development

Mineral Resources Law of the PRC (《中華人民共和國礦產資源法》) was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on March 19, 1986 and latest revised on November 8, 2024. Mineral resources belong to the State. The rights of State ownership in mineral resources are exercised by the State Council. State ownership of mineral resources, either near the earth’s surface or underground, shall not change with the alteration of ownership or right to use of the land which the mineral resources are attached to. The State safeguards the rational development and utilization of mineral resources. Anyone who wishes to explore or mine mineral resources shall separately make an application according to law and shall register after obtaining the right of exploration or mining upon approval, with the exception of the mining enterprises that have, in accordance with the law, applied for and obtained the right of mining and are conducting exploration within the designated mining area for the purpose of their own production. In mining mineral resources, a mining enterprise or individual must abide by State regulations regarding labor, safety and health and have the necessary conditions to ensure safety in production; and must observe the legal provisions on environmental protection to prevent pollution of the environment.

According to the Implementation Rules for the PRC Mineral Resources Law (《中華人民共和國礦 產資源法實施細則》) which was promulgated by the State Council on March 26, 1994 and became effective on the same day, the rights exercisable by the holder of an exploration licence include, among other things, the following: (i) carrying out exploration in the designated area and within the prescribed time as specified in the exploration licence; (ii) having access to the exploration area and its adjacent areas; (iii) temporarily using the land in accordance with the needs of the exploration project; (iv) having the priority in obtaining the mining right of the mineral resources as specified on the exploration licence and the exploration right of other newly discovered type of minerals within the designated exploration area; and (v) selling the mineral products recovered during the exploration operation in accordance with the project design which has been approved, except for those mineral products which shall be sold to designated units as required by the State Council. The obligations of the holder of an exploration licence include, among other things, the following: (i) commencing and completing the exploration operation within the term prescribed in the exploration licence; (ii) conducting the exploration in accordance with the exploration construction design and refraining from any unauthorised mining activities; (iii) conducting comprehensive exploration and assessment over the intergrown minerals or associated minerals while ascertaining the major minerals; and (iv) compiling mineral exploration reports to be submitted to relevant government authorities for examination and approval.

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REGULATORY OVERVIEW

Administrative Measures for the Block Registration of Mineral Resource Prospecting (《礦產資源 勘查區塊登記管理辦法) was promulgated by the State Council on February 12, 1998 and latest revised on July 29, 2014. The State implements a unified registration management system for mineral resources exploration. Exploration of mineral resources listed in the Measures can only be launched with the approval and registration by the competent department of geology and mineral resources with the exploration licences issued. When the prospecting right owner conducts an exploration during the validity period of the exploration permit and finds a complex type of deposit that meets the State’s requirements about the mineral that can be mined while being explored, it may apply for mining and go through the mining registration formalities after approval by the registration management authority.

Administrative Measures for the Registration of Mineral Resources Exploitation (《礦產資源開採 登記管理辦法) was promulgated by the State Council on February 12, 1998 and latest revised on July 29, 2014. Mining mineral resources listed in the Measures must be examined and registered by the competent department of geology and mineral resources, and a mining right licence must be issued. The valid period of the exploitation licences shall be determined according to the construction scale of the mines. The maximum validity period of a mining permit for a big-scale mine, medium-scale mine and small-scale mine shall be 30 years, 20 years and 10 years, respectively. If the holder of a mining permit needs to continue mining upon the expiration of the mining permit, the holder shall go through the renewal procedures with the registration authority 30 days before the expiration. If the holder fails to renew its permit within the prescribed time limit, such mining permit shall be automatically annulled.

Interim Measures on the Supervision and Control of Mineral Resources (《礦產資源監督管理暫行 辦法) was promulgated by the State Council on April 29, 1987 and came into effect on the same day. To develop and utilize mineral resources, mining enterprises shall strengthen mining management, select reasonable mining and processing methods, promote advanced technologies and improve the utilization of mineral resources.

The Measures for the Determination of the Value of Mineral Products Obtained from Illegal Mining and the Value of Mineral Resources Damaged by Illegal or Destructive Mining, together with the supporting Technical Guidelines (《自然資源部關於印發非法採礦採出礦產品價值、非法採礦或破 壞性採礦造成礦產資源破壞價值認定辦法及技術指南的通知), were officially issued by the Ministry of Natural Resources on December 9, 2024 and shall come into force immediately with a five-year validity period, repealing the former 2005 appraisal provisions. Formulated in accordance with the Mineral Resources Law and relevant judicial interpretations, these documents define unified legal definitions for the market value of illegally mined minerals and the economic value of impaired mineral reserves caused by unregulated or destructive exploitation, and set out standardized working principles and clear jurisdiction arrangements. They specify detailed unified calculation rules for assessing output volume, damaged resource quantity and applicable mineral prices by referencing actual sales data, geological survey results, goaf measurement data and official price appraisal opinions. The documents also establish a standardized management system at the provincial natural resource authority level, requiring the formation of dedicated appraisal committees to administer the complete application, acceptance, technical review, collective verification and reconsideration procedures with statutory time limits. Moreover, they impose strict qualification, compliance, impartiality and accountability requirements on reporting institutions, surveying and testing entities, and participating reviewers. The attached technical guidelines further define the scope of application, field investigation methods, resource estimation standards, data specifications and mandatory structural requirements for investigation and accounting reports, so as to realise scientific, standardised and evidence-based value identification for illegal mining offences and strengthen comprehensive law enforcement supervision over mineral resource protection. Promulgated by the Ministry of Natural Resources on January 3, 2023, the Mineral Rights Grant and Transaction Rules (《礦業權出讓交易規則) regulates the granting and trading of exploration and mining rights through tender, auction, listing and agreement channels, mandates unified public resource platform transactions, sets clear rules for announcements, participant qualifications, trading workflows, reserve prices, deal confirmation, suspension/termination, result publicity, contract execution, supervision, breach liabilities and dispute settlement, supersedes prior outdated regulations, and took effect on its issuance date with a five-year valid period.

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REGULATORY OVERVIEW

According to the Administrative Measures for the Transfer of Exploration Rights and Mining Rights (《探礦權採礦權轉讓管理辦法》) which was promulgated by the State Council on February 12, 1998 and latest revised on July 29, 2014, and the Provisions on Issues Concerning the Examination and Approval of the Transfer of Exploration Rights and Mining Rights (《探礦權採礦權轉讓審批有關問題 的規定》) which was promulgated by the former State Land Administration on December 14, 1998 and became effective on the same day, the transfer of exploration rights and mining rights shall meet the conditions stipulated in these Measures. The transferee of exploration rights or mining rights shall meet the conditions for applicants of exploration rights or mining rights stipulated in the Administrative Measures for the Block Registration of Mineral Resource Prospecting (《礦產資源勘查區塊登記管理辦 法》) or Administrative Measures for the Registration of Mineral Resources Exploitation (《礦產資源開 採登記管理辦法》). The transfer of exploration rights and mining rights based on state-funded exploration must be assessed. The cost of exploration right and mining right based on state-funded exploration, shall be assessed by the agencies with mining right assessment qualification. The assessment report shall be filed with the registration and administration authority of exploration right and mining right. If a mining enterprise or individual transfers part of the exploration area under an exploration right or part of the mining area under a mining right, they must complete the alteration and division registration in respect of such exploration right or mining right after obtaining the prior approval of the original registration authority, and submit the application for transfer to the transfer approval authority.

According to the Notice of the Ministry of Natural Resources on Further Improving the Administration of Registration of Mineral Resources Exploration and Exploitation (《自然資源部關於進 一步完善礦產資源勘查開採登記管理的通知》), which was promulgated by the Ministry of Natural Resources on May 6, 2023 and implemented on the same date, exploration right holders conducting comprehensive exploration and evaluation within their exploration areas are only required to compile mineral resource reserve reports based on actual reserves, without the need to apply for registration of exploration mineral types changes (additions). If the mineral resources discovered during such exploration meet the conditions for converting to mining rights, they may apply for new registration of mining rights from the relevant administrative authorities. Additionally, mining right holders are permitted to conduct exploration of upper and deeper resources within their authorized exploration areas without the need to reapply for exploration permits.

PRC Regulations Related to Rights and Obligations of Mining Right Holders

Pursuant to the Implementation Rules for the PRC Mineral Resources Law, the rights exercisable by a mining right holder shall include, but not be limited to, the following: (i) conducting mining operations in strict accordance with the mining scope and term specified in the mining licence; (ii) selling mineral products, excluding those subject to monopolistic purchase by entities designated by the State Council; (iii) constructing production and living facilities within the mining area as necessary for mining operations; (iv) legally acquiring land use rights in line with the requirements of production and construction activities.

The obligations to be fulfilled by a mining right holder shall include, but not be limited to, the following: (i) commencing mine construction or mining operations within the approved time limit; (ii) implementing effective protection, rational exploitation, and comprehensive utilisation of mineral resources; (iii) paying resource tax and mineral resource royalties in accordance with applicable laws and regulations; (iv) complying with the provisions of relevant laws and administrative regulations governing production safety, soil and water conservation, land reclamation and reuse, and environmental protection; (v) accepting supervision and administration by the competent geological and mineral resources department and other relevant competent authorities, and compiling mineral reserve statements and submitting statistical reports on the development and utilisation of mineral resources in accordance with prescribed procedures.

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REGULATORY OVERVIEW

PRC Regulations Related to Safe Production

Law of the PRC on Mine Safety (《中華人民共和國礦山安全法》) was promulgated by the SCNPC on November 7, 1992 and latest revised on August 27, 2009. Mining enterprises must possess facilities that ensure safety in production, establish and perfect the system of safety management, take effective measures to improve the working conditions for workers and staff and strengthen the work of safety control in mines in order to ensure safe production. Safety facilities in mine construction projects must be designed, constructed and put into operation and use at the same time with the principal part of the project. The design papers for mine construction projects must comply with the safety rules and technological standards for mining industry and shall, according to regulations of the State, be subject to the approval of the authorities in charge of mining enterprises. For exploitation of mines, requirements that ensure safe production must be met, and the safety rules and technological standards for mining industry corresponding to the exploitation of different types of minerals must be observed. Mining enterprises must establish and improve the safe production responsibility system.

Regulations for the Implementation of the Law of the PRC on Safety in Mines (《中華人民共和國 礦山安全法實施條例》) was promulgated by the former Ministry of Labor of the PRC (now the Ministry of Human Resources and Social Security) on October 30, 1996 and became effect on the same day. The regulation specifically stipulates details about the safety guarantees in the construction of mines, the safety guarantees for mining, the safety management of mining enterprises, the supervision and management of mining safety, the handling of accidents in mines and legal liability.

Measures for Implementation of Safety Production Licence for Non-coal Mine Enterprises (《非煤 礦礦山企業安全生產許可證實施辦法》) was promulgated by the Emergency Management Department on May 17, 2004 and latest revised on May 26, 2015. Non-coal mining enterprises must obtain safety production licences in accordance with the provisions of the Measures. If the safety production licence is not obtained, the enterprises must not engage in production activities.

The Opinion on Further Strengthening Production and Work Safety in Mines (《關於進一步加強礦 山安全生產工作的意見》) was promulgated jointly by the General Office of the Central Committee and the General Office of the State Council of PRC on September 6, 2023, and became effect on the same day. The Opinion puts forward 24 requirements on further strengthening and improving production mine work safety, including: placing risk prevention in a prominent position, improving the safety management system of mines, controlling risks before disasters and eliminating hidden dangers before accidents, and implementing strict safety management of equipment and facilities. Work Safety Law of the PRC (《中華人民共和國安全生產法》) was promulgated by the SCNPC on June 29, 2002 and latest revised on June 10, 2021. Production and business entities shall abide by this Law and other laws and regulations concerning work safety, strengthen work safety management, establish and improve a work safety responsibility system and work safety rules and systems for all employees, increase efforts to guarantee the input of funds, materials, technology, and personnel in work safety, improve work safety conditions, strengthen standardization and informatization of work safety, construct a dual prevention mechanism consisting of graded management and control of safety risks and examination and control of potential risks, improve the risk prevention and resolution mechanism, raise work safety levels, and ensure work safety. The law stipulates provisions on guarantee of safety by production and business operation entities, rights and obligations of employees relating to work safety, supervision and administration of work safety, emergency rescue, investigation, and handling of work safety accidents and legal responsibilities.

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REGULATORY OVERVIEW

Regulations on Work Safety Licences (《安全生產許可證條例》) was promulgated by the State Council on January 13, 2004 and latest revised on July 29, 2014. The State applies the work safety licensing system to enterprises engaged in mining, construction, and the production of dangerous chemicals, fireworks and crackers, and civil use explosive material. No enterprise may engage in production activities without a work safety licence.

Administrative Regulations on the Safety of Hazardous Chemicals (《危險化學品安全管理條例》), which was promulgated on January 26, 2002 and last amended on December 7, 2013, firstly provides that the State implements the licensing system for the operation of hazardous chemicals (including storage management, hereinafter the same), and without being licenced, any units and individuals shall not deal in hazardous chemicals. Secondly, it provides that the enterprises dealing in hyper-toxic chemicals or hazardous chemicals to make explosives shall file applications to the production safety supervision and administration departments of the local people’s governments at municipality (with districts) level and the enterprises dealing in other hazardous chemicals shall file applications to the production safety supervision and administration departments of the local people’s governments at county level (if the enterprise has storage facilities, it shall file applications to the production safety supervision and administration department of the local people’s government at municipality (with districts) level). Thirdly, the authorities mentioned above shall examine such documents pursuant to laws, conduct on-site verification on the business premises and storage facilities of the applicants, and make the decision of approval or refusal (if the application is approved, the licences for dealing in hazardous chemicals shall be issued). At last, the applicants shall not deal in hazardous chemicals until they hold the licences for dealing in hazardous chemicals to handle registration at AICs.

PRC Regulations Relating to Environmental Protection

Environmental Protection Law of the PRC (《中華人民共和國環境保護法》) was promulgated by the SCNPC on December 26, 1989, latest revised on April 24, 2014 and took effect on January 1, 2015. For preparation of the relevant development and utilization plans and construction of environment-affected projects, the environmental impact assessment shall be conducted according to law. Any development and utilization plan without the environmental impact assessment conducted according to law may not be organized for implementation; and any construction project without the environmental impact assessment conducted according to law may not start construction. The pollution prevention and control facilities in construction projects shall be designed, constructed and put into operation along with the principal part of the project at the same time. The pollution prevention and control facilities shall meet the requirements specified in the approved documents regarding the environmental impact assessment and shall not be dismantled or left idle without authorization. Chemicals and materials containing radioactive substances must be produced, stored, transported, sold, used and disposed of in accordance with the relevant state provisions so as to prevent environmental pollution. The State implements the pollution discharge licence management system in accordance with the law. Enterprises, public institutions and other producers and operators that implement the pollution discharge licence management shall discharge pollutants according to the requirements of the pollution discharge licence; those that fail to obtain the pollution discharge licence shall not discharge pollutants. Natural resources shall be developed and utilized properly to protect biodiversity and ecological safety, and the relevant treatment plan for ecological protection and restoration shall be formulated and implemented according to law.

Law of the PRC on Environmental Impact Assessment (《中華人民共和國環境影響評價法》) was promulgated by the SCNPC on October 28, 2002 and latest revised on December 29, 2018. The State implements a classification-based management on environmental impact assessment of construction projects according to the impact of the construction projects on the environment. Construction entity shall prepare the environmental impact report or environmental impact statement or fill out the environmental impact registration form according to the following rules: (i) for projects with potentially serious environmental impacts, an environmental impact report shall be prepared to provide a comprehensive assessment of their environmental impacts; (ii) for projects with potentially mild environmental impacts, an environmental impact statement shall be prepared to provide an analysis or specialized assessment of their environmental impacts; (iii) for projects with very small environmental impacts so that an environmental impact assessment is not required, an environmental impact registration form shall be filled out. The catalogs for the classification-based management of the environment impact assessment of the construction projects shall be determined and published by the administrative department of the State Council in charge of environmental protection. The environmental impact report or environmental impact statement of a construction project shall be submitted by the construction entity to the administrative department of ecology and environment with the approval authority for approval in accordance with the provisions of the State Council. The State shall implement a record-filing-based management on environmental impact registration form.

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REGULATORY OVERVIEW

Law of the PRC on the Prevention and Control of Atmospheric Pollution (《中華人民共和國大氣 污染防治法》) was promulgated by the SCNPC on September 5, 1987 and latest revised on October 26, 2018. Enterprises, public institutions and other producers and operators that build projects having impacts on the atmospheric environment shall conduct environmental impact assessment and disclose the environmental impact assessment documents to the public in accordance with the law; where pollutants are discharged to the atmosphere, the discharging units must comply with the discharging standard for atmospheric pollutants as well as the requirements on control of the total discharging amount of key atmospheric pollutants. Enterprises, public institution, producers and operators for the coal heating sources of central heating facilities discharging industrial waste gasses or discharging toxic and hazardous air pollutants listed in the catalog provided in this Law, as well as other entities subject to pollution discharge permit management in accordance with the law, shall obtain the pollution discharge permit. If iron and steel, building materials, non-ferrous metals, petroleum, chemical and other related enterprises discharge smoke and dust, sulfide and nitride oxides in the production process, they shall adopt clean production techniques, install the supporting facilities for dust removal, desulfurization and denitrification, or take other measures such as technical transformation to control the discharge of air pollutants. Petroleum and chemical enterprises as well as other enterprises producing and using organic solvents shall take measures to carry out daily maintenance and repair of the pipelines and equipment, reduce leakage of materials, and collect or dispose of the materials leaked in a timely manner.

The Law of the PRC on the Prevention and Control of Environmental Pollution caused by Solid Waste (《中華人民共和國固體廢物污染環境防治法》) was promulgated by the SCNPC on October 30, 1995, and was latest revised on April 29, 2020 and implemented on September 1, 2020. The construction of projects that produce, store, use, and treat solid wastes shall be performed with environmental impact assessment conducted as legally required and in compliance with the relevant provisions issued by the state concerning the management of environmental protection in respect of construction projects. The facilities for the prevention and control of environmental pollution by solid wastes required to be built as ancillaries determined in the environmental impact assessment document of a construction project shall be designed, built and put into operation at the same time as the main part of the project. The preliminary design of the construction project shall, as required by the environmental protection design standards, incorporate the prevention and control of environmental pollution by solid wastes into the environmental impact assessment document and implement the measures for the prevention and control of environmental pollution and ecological damage by solid wastes and the investment estimates for facilities for the prevention and control of environmental pollution by solid wastes. The construction employer shall, as required by the relevant laws and regulations, conduct acceptance inspection of the facilities for the prevention and control of environmental pollution by solid wastes built as ancillaries, prepare an acceptance inspection report, and disclose it to the public. A mining enterprise shall adopt scientific mining methods and techniques for mineral separation so as to reduce the production and storage of tailings, coal gangue, waste rock and other mining solid wastes. The state shall encourage the use of advanced techniques to comprehensively utilize solid mining wastes such as tailings, coal gangue, and waste rock. After the facilities for storing tailings, coal gangue, waste rock, and other mining solid wastes are not used any more, a mining enterprise shall, according to state provisions on environmental protection, close the fields to prevent environmental pollution and ecological destroy. The ecology and environment department of the State Council shall, in conjunction with other relevant departments of the State Council, formulate a national list of hazardous wastes and lay down unified criteria and methods for identifying hazardous waste, distinguishing marks, and requirements for the administration of identification entities. The national list of hazardous wastes shall be adjusted dynamically. The ecology and environment department of the State Council shall, based on the harm characteristics and production of hazardous wastes, scientifically assess their environmental risks, exercise grade and classification-based administration, establish an informatized regulatory system, and manage and share data and information on the transfer of hazardous wastes by informatized means. A distinguishing mark of hazardous wastes shall be put on the containers and packages of hazardous wastes as well as on the facilities and sites for collection, storage, transportation and treatment of hazardous wastes. An entity that produces hazardous wastes shall work out a plan for managing hazardous wastes in accordance with the relevant provisions issued by the state; and keep a hazardous waste management journal, faithfully recording relevant information, and report the types, production, destination, storage, treatment and other relevant information to the local ecology and environment department through the National Hazardous Waste Information Management System.

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REGULATORY OVERVIEW

The Law of the PRC on the Prevention and Control of Water Pollution (《中華人民共和國水污染 防治法》) was promulgated by the SCNPC on May 11, 1984 and was latest revised on June 27, 2017 and implemented on January 1, 2018. EIA must be carried out according to law for newly-formed projects and reconstruction, or extensions projects that directly or indirectly discharge pollutants to water bodies and other installations on water. The water pollution prevention and control facilities of construction projects shall be simultaneously designed, constructed and put into use together with main buildings. The water pollution prevention and control facilities shall meet the requirements of environmental impact assessment documents approved or filed for the record. Enterprises, institutions and other production and operation units directly or indirectly discharging industrial waste water and medical sewage to waters and enterprises, institutions and other production and operation units required to obtain pollutant discharging permit before discharging waste water and sewage must obtain the pollutant discharging permit. The pollutant discharging permit specifies requirements on the types, concentration, total amount and discharging direction of the water pollutants to be discharged. Enterprises, public institutions and other manufacturers and operators subject to pollutant discharge licence administration shall carry out self-monitoring of water pollutants discharged and retain original monitoring records in accordance with the relevant provisions and monitoring standards of the state and be responsible for the authenticity and accuracy of the monitoring data. Chemical manufacturers and the operators and entities operating and managing industrial agglomeration areas, mining areas, tailing ponds, hazardous waste disposal sites, landfills, etc. shall take anti-seepage and other measures, and construct ground water quality monitoring wells to carry out monitoring so as to prevent ground water pollution. When constructing underground facilities or conducting underground exploitation or mining activities, preventive measures must be taken to prevent groundwater pollution.

The Law of the PRC on the Prevention and Control of Noise Pollution (《中華人民共和國噪聲污 染防治法》) was promulgated by the SCNPC on December 24, 2021 and take effect on June 5, 2022. New construction, reconstruction or expansion projects that may cause noise pollution shall be subject to the environmental impact assessment in accordance with the law. Facilities for prevention and control of environmental noise pollution must be designed, built and put into use simultaneously with the main part of a construction project. Before a construction project is put into production or use, its facilities for prevention and control of environmental noise pollution must conduct final inspection according to the standards and procedures prescribed by the state; if such facilities fail to meet the requirements of the State, the construction project may not be put into production or use.

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REGULATORY OVERVIEW

Notably, on March 12, 2026, the National People’s Congress promulgated the Ecological Environment Code of the PRC (《中華人民共和國生態環境法典》). Scheduled to take effect on August 15, 2026, this Code serves as a comprehensive and fundamental legal framework governing ecological and environmental protection. It systematically integrates prevailing environmental legislations and comprises five major components: general provisions, pollution prevention and control, ecological conservation, green and low-carbon development, and legal liabilities. The Code bolsters institutional mechanisms for environmental impact assessment, pollution regulation, and the advancement of green and low-carbon transition. Upon the official implementation of the Ecological Environment Code, the Environmental Protection Law of the PRC (《中華人民共和國環境保護法》), the Law of the PRC on Environmental Impact Assessment (《中華人民共和國環境影響評價法》), the Law of the PRC on the Prevention and Control of Atmospheric Pollution (《中華人民共和國大氣污染防治法》), the Law of the PRC on the Prevention and Control of Environmental Pollution caused by Solid Waste (《中華人民共和 國固體廢物污染環境防治法》), the Law of the PRC on the Prevention and Control of Water Pollution (《中華人民共和國水污染防治法》) and the Law of the PRC on the Prevention and Control of Noise Pollution (《中華人民共和國噪聲污染防治法》) will be repealed accordingly.

Regulations on the Administration of Construction Project Environmental Protection (《建設項目 環境保護管理條例》) was promulgated by the State Council on November 29, 1998 and latest revised on July 16, 2017. State standards and local standards for the discharge of pollutants must be complied with in building construction projects that generate pollution; requirements for aggregate control of discharge of major pollutants must be met in areas under aggregate control of discharge of major pollutants. Industrial construction projects shall adopt clean production techniques with low energy consumption, low material consumption and low pollutant generation, and rationally exploit natural resources to prevent environmental pollution and ecological damage. Measures must be taken in reconstruction, expansion projects and technological transformation projects to treat original environmental pollution and ecological damage relating to the said projects. The State implements the construction project environmental impact evaluation system. For a construction project for which an environmental impact report or environmental impact statement shall be prepared, the construction entity shall submit, before starting construction, the environmental impact report or environmental impact statement to the competent administrative department of environmental protection with the authority of examination and approval for approval; if the environmental impact evaluation document of the construction project fails to be examined by the examination and approval department in accordance with the law or is not approved after examination, the construction unit may not start construction. For a construction project for which an environmental impact registration form shall be filled out in accordance with the law, the construction unit shall submit the environmental impact registration form to the competent administrative department of environmental protection at the county level of the locality of the construction project for record-filing, according to the provisions of the competent administrative department of environmental protection under the State Council. Environmental protection facilities required to be constructed must be designed, constructed and put into operation parallel to the progress of the principal part of the project. Construction projects for which the environment impact reports and environmental impact statements are prepared must only be put into production or put into use after the environmental protection facilities are accepted; where such facilities are not accepted or deemed as disqualified in the acceptance, such projects are not allowed to be put into production or use.

The Interim Method for Completion Acceptance of Environmental Protection for Construction Projects (《建設項目竣工環境保護驗收暫行辦法》) was promulgated by the former Ministry of Environmental Protection (now Ministry of Ecology and Environment) on November 20, 2017 and became effect on the same day. This Method specifies the procedures and standards for construction units to carry out environmental protection acceptance after the construction of such projects is completed.

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REGULATORY OVERVIEW

PRC Regulations Relating to Land

Pursuant to the Land Administration Law of the PRC (《中華人民共和國土地管理法》), which was promulgated on June 25, 1986 and latest revised August 26, 2019 respectively, and the Regulations on the Implementation of the Land Administration Law of the PRC (《中華人民共和國土地管理法實施條 例》), which was promulgated on December 27, 1998 and was latest revised on July 2, 2021, land in the PRC is either state-owned or collectively-owned. Land owned by the state and collectively-owned by villagers may be allocated to units or individuals for use according to law. Lawfully registered land ownership and land use rights are protected by law. In the case of temporary use of state-owned land or land collectively-owned by farmers for construction projects or by geological survey teams, approval shall be obtained from the land administrative department of the government at or above the county level. Land users shall sign contracts with relevant land administrative department or rural economic collective organisations or village committees for the temporary use of land, depending on the ownership of land and shall pay land compensation fees as stipulated in the contracts for the temporary use of land. The term for the temporary use of land shall generally not exceed two years. The state shall establish a territorial spatial planning system, and territorial spatial plans approved in accordance with the law shall be the primary basis for various activities of land development, protection, and construction. Where a territorial spatial plan has been worked out, the comprehensive plan for land utilisation and the urban-rural plan shall no longer be effective. Before a territorial spatial plan is determined, the existing overall plan for land utilisation and urban-rural plan legally approved shall continue to be effective. The results of land surveys are of great importance in the preparation of territorial spatial plans, as well as the management, protection and utilisation of natural resources.

PRC Regulations Relating to Foreign Investment and Foreign Exchange

The Measures for the Administration of Overseas Investment of Enterprises (《企業境外投資管理 辦法》) were promulgated by the NDRC on December 26, 2017 and came into effect on March 1, 2018. To make outbound investment, any investor shall go through the formalities to have a proposed overseas investment project approved or filed on the record, report relevant information, and cooperate with supervision and inspection. An investor shall, in overseas investment, neither violate the laws and regulations of China nor threaten or damage the national interests and national security of China.

The Implementing Rules of Foreign Investment Law (《中華人民共和國外商投資法實施條例》), which was promulgated by the State Council on December 26, 2019 and became effective on January 1, 2020, further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize the foreign investment environment, and advances a higher-level opening. On the same day, the Supreme People’s Court issued an Interpretation on Certain Issues Concerning the Application of the Foreign Investment Law of the PRC, or the Interpretation (《最高人民法院關於適用<中華人民共和 國外商投資法>若干問題的解釋》), which also came into effect on January 1, 2020. The Interpretation provides guidance on questions relating to the effectiveness and enforceability of agreements relating to foreign investments, such as shareholder agreements, share transfer agreements, and project contracts that may arise under the new negative list system for administration of foreign investment, according to which, investment agreements relating to foreign investment in violation of the negative list management system may be void.

The Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (《國家外匯管理局關於 改革和規範資本項目結匯管理政策的通知》, the “SAFE Circular 16”) was promulgated by the SAFE on June 9, 2016 and came into effect on the same day. According to the SAFE Circular 16, enterprises registered in PRC could settle the external debts in foreign currencies to Renminbi at their own discretion. The SAFE Circular 16 sets a uniform standard for discretionary settlement of foreign currencies under capital accounts (including but not limited to foreign currency capital, foreign debts  and repatriated funds raised through overseas listing), which is applicable to all enterprises registered in PRC. On December 4, 2023, the SAFE promulgated the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment (《關於進一步深化改革促進跨境貿易投資便利化的通 知》, the “2023 SAFE Circular”), which amended part of regulations of SAFE Circular 16 and became effective on the same day. According to the SAFE Circular 16 and 2023 SAFE Circular, the Renminbi funds obtained from the settlement of foreign currencies shall not be used directly or indirectly for purposes beyond the company’s scope of business, and shall not be used directly or indirectly for domestic securities investment or investments and wealth management products other than products and structured deposit with risk assessment not higher than Level 2, unless otherwise expressly prescribed. Furthermore, such Renminbi funds shall not be used for disbursing loans to non-affiliated enterprises, unless the scope of business expressly provides so; and shall not be used to purchase real estate of residential nature not for self-use (except for enterprises engaged in real estate development or leasing management).

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REGULATORY OVERVIEW

The Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business (《關於優化外匯管理支持涉外業務發展的通知》) was promulgated by the SAFE on April 10, 2020 and became effective on the same day. Eligible enterprises are allowed to make domestic payments by using their capital, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

PRC Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprise, or the WFOE, include the Company Law of the PRC (《中華人民共和國公司法》) promulgated by the SCNPC on December 29, 1993 which was amended on October 26, 2018 and last amended on December 29, 2023 and implemented on July 1, 2024. Under these regulations, WFOEs in China may pay dividends only out of their after-tax accumulated profits, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds determined in accordance with the PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve statutory funds unless these reserves have reached 50% of the registered capital of the enterprises. The enterprises may also allocate a portion of their accumulated profits to discretional reserve funds. These reserves are not distributable as cash dividends.

PRC Regulations Relating to M&A and Overseas Listing

On August 8, 2006, six PRC governmental authorities, including the MOFCOM and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》), or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. Foreign investors must comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China, purchase the assets of a domestic company and operate the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets.

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REGULATORY OVERVIEW

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《國務院辦公廳關於建立外國投資者併購境 內企業安全審查制度的通知》) issued by the General Office of the State Council on February 3, 2011, which became effective on March 3, 2011, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors (《商務部實施外國投資者併 購境內企業安全審查制度的規定》(2011年第53號)) issued by the MOFCOM on August 25, 2011, which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM. In addition, the regulations prohibit any activities attempting to bypass such security review, including structuring the transactions through a proxy or contractual control arrangement.

On February 17, 2023, the CSRC published the Trial Overseas Listing Measures, along with the Notice of the Administrative Arrangements for the Filing of Overseas Securities Offering and Listing by Domestic Companies (《關於境內企業境外發行上市備案管理安排的通知》). Pursuant to the Trial Overseas Listing Measures, a PRC domestic company seeking offering and listing securities in overseas market, either directly or indirectly as defined in the Trial Overseas Listing Measures, shall file with the CSRC and report relevant information.

PRC Regulations Relating to Employment and Social Warfare

Labor and Labor Contract

According to the Labor Law of the PRC (《中華人民共和國勞動法》) promulgated on July 5, 1994 and most recently amended in December 29, 2018 with immediate effect by SCNPC, enterprises and institutions must establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in China. Labor safety and sanitation facilities must comply with state-fixed standards. Enterprises and institutions must provide laborers with a safe workplace and sanitation conditions which are in compliance with state stipulations and the relevant articles of labor protection.

The Labor Contract Law of the PRC (《中華人民共和國勞動合同法》) (promulgated by the SCNPC on June 29, 2007 and latest amended on December 28, 2012) and the Regulations on the Implementation of the Labor Contract Law of the PRC (《中華人民共和國勞動合同法實施條例》) (promulgated by the State Council on September 18, 2008 and came into effect on the same day) stipulate the rights and obligations of the parties to the labor contract, including the conclusion, performance, modification, rescission and termination of the labor contract, etc. Employers must enter into written labor contracts with workers and pay labor remuneration to workers timely and in full amount in accordance with the provisions of the labor contract and national regulations. Employers may terminate labor contracts with workers under certain circumstances and pay economic compensation to workers according to law.

Social Insurance and Housing Provident Fund

In accordance with the Social Insurance Law of the PRC (《中華人民共和國社會保險法》) which was promulgated by Standing Committee of the National People’s Congress on October 28, 2010 and was latest amended on December 29, 2018, with the latest revision effective on the same date, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity insurance. Employers failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears.

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REGULATORY OVERVIEW

In accordance with the Regulations on the Administration of Housing Provident Fund (《住房公積 金管理條例》) which was promulgated by the State Council on April 3, 1999, and was latest amended on March 24, 2019, with the latest revision effective on the same date, an employer shall make registration of contribution to the housing provident fund with the housing provident fund management center, and go through the formalities of opening housing provident fund accounts on behalf of its employees. And an employer fails to undertake contribution registration of housing provident fund or fails to go through the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order it to go through the formalities within a prescribed time limit; where failing to do so at the expiration of the time limit, a fine of not less than RMB10,000 nor more than RMB50,000 shall be imposed. An employer is overdue in the contribution of, or underpays, the housing provident fund, the housing provident fund management center shall order it to make the contribution within a prescribed time limit; where the contribution has not been made after the expiration of the time limit, an application may be made to a people’s court for compulsory enforcement. On July 31, 2025, the Supreme People’s Court of the PRC promulgated the Supreme People’s Court’s Interpretation (II) on Issues Concerning the Application of Law in the Trial of Labor Dispute Cases (最高人民法院關於審理勞動爭議案件適用法律問題的解釋(二)), which took effect on September 1, 2025. Pursuant to Article 19(1) thereof, where an employer and an employee agree, or the employee undertakes, that social insurance contributions need not be paid, the People’s Court shall determine that such agreement or undertaking is invalid. Furthermore, where an employer fails to pay social insurance contributions in accordance with the law, and the employee seeks to terminate the labor contract and claims economic compensation from the employer pursuant to Article 38(3) of the PRC Labor Contract Law, the People’s Court shall support such claims in accordance with the law.

Prevention and control of occupational diseases

According to the Law of the PRC on the Prevention and Control of Occupational Diseases (《中華 人民共和國職業病防治法》), which was promulgated on October 27, 2001 and was most recently revised on December 29, 2018 respectively, a construction entity shall conduct the pre-assessment of occupational hazards at the feasibility study stage if a construction project may cause any occupational hazards. The protective facilities against occupational diseases of the construction project shall be designed, constructed, and put to use in production and other operations at the same time as the main body of the project. And before the acceptance check of a construction project, the construction entity shall evaluate the effects of occupational hazard control.

PRC Regulations Relating to Intellectual Property

According to the the Civil Code of the PRC (《中華人民共和國民法典》), intellectual property rights are the proprietary rights enjoyed by right holders in accordance with the law in respect of the objects, including works, inventions, utility models, designs, trademarks and trade secrets. China has adopted comprehensive legislations governing intellectual property rights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade-Related Aspects of Intellectual Property Rights (《與貿易有關的知識產權協定》) since its accession to the World Trade Organization in December 2001.

Patents

The Patent Law of the PRC (《中華人民共和國專利法》) (promulgated by the SCNPC on March 12, 1984 and latest revised on October 17, 2020), the Implementation Rules of the Patent Law of the PRC (《中華人民共和國專利法實施細則》) (promulgated by the State Council on June 15, 2001 and latest revised on December 11, 2023) and the Interim Measures for the Processing of Patent-Related Examination Businesses for the Implementation of the Amended Patent Law and its Implementing Rules (《關於施行修改後的專利法及其實施細則相關審查業務處理過渡辦法的公告》) (promulgated by the China National Intellectual Property Administration on December 21, 2023 and effective on January 20, 2024) stipulate that an inventor, a designer, or the employer of the inventor of a service invention-creation may apply for the grant of an invention patent, a utility patent or a design patent. Assignment shall take effect as at the date of its registration. The patent right duration is 20 years for invention, 10 years for utility, and 15 years for design, starting from the date of patent application.

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REGULATORY OVERVIEW

Trademarks

Trademarks are protected by the Trademark Law of the PRC (《中華人民共和國商標法》) which was promulgated on August 23, 1982, last amended on April 23, 2019, and became effective on November 1, 2019 by SCNPC as well as the Implementation Regulations of the Trademark Law of the PRC (《中華人民共和國商標法實施條例》), which was promulgated by the State Council on August 3, 2002 and amended on April 29, 2014 and became effective from May 1, 2014. In China, registered trademarks include commodity trademarks, service trademarks, collective marks, and certification marks.

The Trademark Office under the PRC State Administration for Industry and Commerce, or the Trademark Office, handles trademark registrations and grants a term of ten years to registered trademarks. Trademarks are renewable every ten years where a registered trademark needs to be used after the expiration of its validity term. A trademark registrant may licence its registered trademark to another party by entering a trademark licence contract. Trademark licence agreements must be filed with the Trademark Office to be recorded. The licensor must supervise the quality of the commodities on which the trademark is used, and the licencee must guarantee the quality of such commodities. As for trademarks, the PRC Trademark Law has adopted a “first come, first file” principle with respect to trademark registration. Where trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Copyrights

The Copyright Law of the PRC (《中華人民共和國著作權法》) (promulgated by the SCNPC on September 7, 1990 and latest revised on November 11, 2020) and the Regulations on the Implementation of the Copyright Law of the PRC (《中華人民共和國著作權法實施條例》) (promulgated by the State Council on August 2, 2002 and latest revised on January 30, 2013) stipulate that for the innovative and intellectual works that can be presented in certain tangible manners in respect of Chinese citizens, legal persons or non-legal person organizations, including literature, art and science, regardless of whether they are published or not, the owners enjoy the copyright. Where the copyright belongs to a legal entity or unincorporated organisation or in respect of a service work where the legal entity or unincorporated organisation enjoys the copyright (except the right of authorship), the protection period of publication right is 50 years, ending on December 31, the 50th year after the creation of the work. The right stipulated in Items 5 to 17 of Paragraph 1 under Article 10 of the law shall be protected for a period of 50 years, ending on December 31, the 50th year after the date on which the work is first published.

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REGULATORY OVERVIEW

The Regulations on Computer Software Protection (《計算機軟件保護條例》) was promulgated by the State Council on June 4, 1991 and latest revised on January 30, 2013. Chinese residents, legal entities or other organizations enjoy copyright in any software which they have developed, whether published or not, in accordance with the regulations. Software copyright is created from the date when the development of the software is completed. With respect to a legal person’s or other organization’s software copyright, the term of protection shall be 50 years, and shall end on December 31, the 50th year after the software’s first release.

Domain Names

Pursuant to the Measures for the Administration of Internet Domain Names (《互聯網域名管理辦 法》) promulgated by the MIIT on August 24, 2017, and effective on November 1, 2017, to replace the 2004 Domain Names Measures, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it.

Any organization or individual may file an application for settlement with the domain names dispute resolution institution or file a lawsuit in the People’s Court in accordance with the law if such organization or individual consider its/his legal rights and interests to be infringed by domain names registered or used by others.

Trade Secrets

Pursuant to the PRC Anti-Unfair Competition Law (《中華人民共和國反不正當競爭法》) latest amended by SCNPC on June 7, 2025, and effective on October 15, 2025, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (i) obtaining trade secrets from the legal owners or holders by any unfair methods, such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use the trade secrets obtained illegally under item (i) above; or (iii) disclosing, using, or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and impose fines on the infringing parties.

PRC Regulations Relating to Tax

Income Tax

The Law of the PRC on Enterprise Income Tax (《中華人民共和國企業所得稅法》) was promulgated on March 16, 2007 and was most recently amended on December 29, 2018 by SCNPC, and its implementation rules (《中華人民共和國企業所得稅法實施條例》), promulgated by the State Council on December 6, 2007 with the latest amendment on December 6, 2024 and effective on January 20, 2025(collectively, the “EIT Laws”). According to the EIT Laws, enterprises consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in PRC in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within China. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside China but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Laws a uniform corporate income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment institutions or premises in China but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

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REGULATORY OVERVIEW

In accordance with the Administrative Measures on Accreditation of High-tech Enterprises (《高新 技術企業認定管理辦法》) which was promulgated by the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation on April 14, 2008 and amended on January 29, 2016 and came into effect on January 1, 2016, high-tech enterprises referred to in these Measures shall mean resident enterprises registered in China (excluding Hong Kong, Macau and Taiwan) which are continuously engaging in research and development and technology commercialization within the realm of the Regions of Advanced Technologies Strongly Supported by PRC, forming the core independent intellectual property of the enterprise, and carrying out business activities on such basis, which accredited pursuant to these Measures may declare and claim tax incentives pursuant to the Enterprise Income Tax Law (中華人民共和國企業所得稅法) and its Implementation Regulations, the Administrative Law of the PRC on the Levying and Collection of Taxes, the Implementation Regulations for the Law of the PRC on Administration of Tax Collection (中 華人民共和國稅收徵收管理法實施細則) etc. Upon obtaining the qualification as a high-tech enterprise, the enterprise shall complete tax reduction and exemption formalities with the tax authorities in charge and the qualifications of an accredited high-tech enterprise shall be valid for three years from the date of issuance of the certificate.

Income Tax in Relation to Dividend Distribution

The EIT Laws provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in China, or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and the jurisdictions in which our non-PRC shareholders reside. Pursuant to an Arrangement Between China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Tax on Income (《內地和香港特別行政區關於對所得避免雙重徵稅和防止偷 漏稅的安排》), or the Double Tax Avoidance Arrangement, promulgated by the SAT on August 21, 2006, most recently amended on July 19, 2019 and became effective on December 6, 2019, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (《國家稅務總局關於執行稅收協定股息條款有 關問題的通知》) promulgated on February 20, 2009 by the SAT with immediate effect, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the SAT on Issues concerning “Beneficial Owners” in Tax Treaties (《國家稅務總局關於稅收協定中“受益所有人”有關問題的公告》), which was promulgated on February 3, 2018 by the SAT and became effective on April 1, 2018, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, may not be recognized as beneficial owners and thus, will not be entitled to the above-mentioned reduced income tax rate 5% under the Double Tax Avoidance Arrangement.

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REGULATORY OVERVIEW

Value-added Tax

On December 25, 2024, the SCNPC issued the Value-added Tax Law of the PRC (《中華人民共和 國增值稅法》), or the VAT Law, which became effective from January 1, 2026. According to the VAT Law, any entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets and immovables and importation of goods within the territory of the PRC are VAT payers and shall pay VAT in accordance with the VAT Law. Except for taxpayers’ export of goods, the sale of services or intangible assets within the scope as prescribed by the State Council by domestic entities and individuals across national borders and other circumstances specified for by the State Council, the rate of VAT for sale of goods, labor services of processing, repair or replacement, or tangible movable property leasing services or import of goods is 13% unless otherwise specified, such as the rate of VAT for sale of agricultural products is 9%, and the rate of VAT for sale of transportation, postal, basic telecommunications, construction, or immovable leasing services, sale of immovables, or transfer of the rights to use land is 9%. In addition to the above circumstances, the rate of VAT for sale of services or intangible assets is 6%.

REGULATIONS IN ECUADOR

Under the Constitution of the Republic of Ecuador and the Ecuadorian Mining Law, non-renewable natural resources and, in general, subsoil mineral resources located within Ecuador are the inalienable, imprescriptible and unseizable property of the State. The State may carry out mining activities directly, including through the national mining company, Empresa Nacional Minera EP, or indirectly by granting mining rights to eligible private parties. In addition, Article 408 of the Ecuadorian Constitution provides that the State must participate in the economic benefits derived from the exploitation of such resources in an amount that is not less than that received by the relevant mining operator.

The Ecuadorian mining sector is principally governed by the Constitution, the Mining Law and the regulations issued thereunder. The sector is administered by the Ministry of Environment and Energy and the Mining Regulation and Control Agency (Agencia de Regulación y Control Minero, or ARCOM).

Mining Concessions and Mining Titles

In Ecuador, a mining concession is an administrative act through which the State grants a mining title. Such title confers on its holder an exclusive right, within the relevant concession area and subject to compliance with applicable law, to carry out the relevant mining phases, including exploration and exploitation. A mining concession relates to subsoil mineral rights only and does not, of itself, confer ownership of surface land.

Mining titles must be registered in the Mining Registry maintained by ARCOM. Documents relating to the grant, amendment, transfer, encumbrance, management and extinction of mining rights are also subject to registration. Under the Mining Law, mining concessions are generally granted for terms of up to 25 years and may be renewed for further equal periods, provided that the concessionaire submits a written renewal request before expiry and obtains the required favourable reports and approvals from the competent authorities.

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REGULATORY OVERVIEW

Transfer and Encumbrance of Mining Rights

Under the Mining Law, the holder of a mining title has a personal right that may be transferred, pledged or otherwise encumbered in accordance with law. Transfers of mining rights are subject to prior approval procedures involving the Ministry of Environment and Energy and the Mining Regulation and registration with ARCOM, and the transfer is perfected upon registration in the Mining Registry. Direct or indirect transfers of shares in a concessionaire do not require prior authorization issued by the Ministry, however direct or indirect transfers of shares in a concessionaire exceeding 10% must be notified to the Ministry and registered in the Mining Registry. The regulations also contemplate registration of a broad range of agreements affecting mining rights, including transfer agreements, security arrangements and association contracts.

Mining Phases and Scale Classifications

Ecuadorian law recognises different phases of mining activity, including prospecting, exploration, exploitation, beneficiation, smelting, refining, commercialisation and mine closure. The legal regime also distinguishes among small-scale, medium-scale (301-1000 tons per day underground mining and 1001-2000 tons per day in open pit mining) and large-scale mining operations, and applies to both metallic and non-metallic minerals, while construction materials are subject to a partly separate municipal regime.

Environmental and Operating Obligations

Mining activities in Ecuador are subject to prior administrative acts and ongoing operational compliance requirements. Before carrying out mining activities, concessionaires are generally required to obtain, among other things, an environmental licence from the competent environmental authority and a water-related certification or authorisation from the relevant water authority, as applicable. Environmental compliance continues throughout the life of the project and includes obligations under the relevant environmental management instruments and closure requirements.

Concessionaires are also subject to reporting and administrative obligations designed to maintain concessions in good standing. These include annual reports and compliance filings, and ARCOM and the sectoral ministry have authority to supervise compliance and, in certain circumstances, commence procedures that may result in suspension or termination of rights. Failure to comply with material legal or financial obligations may result in administrative sanctions, including possible termination of the concession.

Royalties, patents, fees and sovereign adjustment

Mining concessionaires in Ecuador are subject to royalties, annual concession maintenance payments and general taxation. Recent secondary materials state that royalties for medium- and large-scale mining generally range from 3% to 8% of sales, while small-scale mining is generally subject to a 3% royalty. In addition, annual conservation patent fees are payable on a per-hectare basis and vary depending on the scale of mining operation and the stage of the project.

Article 408 of the Constitution, together with the contractual regime applicable to exploitation projects, underpins the principle that the economic benefit accruing to the State must not be less than that obtained by the mining operator. When the benefit of the company is higher than the benefit of the State, a compensation shall be paid to the government in accordance with a formula, this is called the sovereign adjustment.

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REGULATORY OVERVIEW

In June 2025, ARCOM issued Resolution No. ARCOM-003/25, which introduced additional supervision and control charges calculated by reference to the unified basic salary and the number of mining hectares, with rates varying according to mining scale and project phase.

General Taxes

In addition to mining-specific payments, mining companies in Ecuador are subject to generally applicable taxes, including income tax, value added tax and taxes that may apply to outbound remittances, as well as labour profit-sharing requirements under Ecuadorian law. The major applicable tax rates are 25% for corporate income tax, 15% for VAT, 15% profit sharing and 5% for the overseas remittance tax.

REGULATIONS IN THE KYRGYZ REPUBLIC

Foreign-invested companies engaged in mining and related activities in the Kyrgyz Republic are subject to a number of laws and regulations, including those relating to corporate and civil law, subsoil use, foreign investment, taxation, environmental and industrial safety, labour and strategic objects.

Corporate and Civil Law

Joint stock companies in the Kyrgyz Republic are incorporated and operate under the Civil Code of the Kyrgyz Republic (Part I) dated May 8, 1996 No. 15 and the Law of the Kyrgyz Republic “On Joint Stock Companies” dated March 27, 2003 No. 64. These laws govern, among other matters, the legal status of joint stock companies, the limited liability of shareholders and the corporate governance framework, including the respective powers of the general meeting of shareholders, the board of directors and the executive body, as well as the requirements and procedures for the approval of major transactions and related party transactions.

Subsoil Use and Mining Regulation

Exploration and mining activities in the Kyrgyz Republic are principally regulated by the Law of the Kyrgyz Republic “On Subsoil” dated May 19, 2018 No. 49 and the Regulation on the Procedure for Licensing Subsoil Use approved by Resolution of the Government of the Kyrgyz Republic dated November 29, 2018 No. 561. These instruments establish State ownership of subsoil resources and prescribe the conditions and procedures for the granting, extension, suspension and revocation of exploration and mining licences. Article 30 of the Law “On Subsoil” further imposes an obligation on subsoil users in respect of deposits of national significance to enter into “social package” agreements with local administrative bodies, providing for investment in the socio economic development of the local communities where such deposits are located.

Investment Protection and Guarantees

Foreign investments in the Kyrgyz Republic are governed by the Law of the Kyrgyz Republic “On Investments in the Kyrgyz Republic” dated August 12, 2025 No. 198. This law provides, among other things, for national treatment of foreign investors, freedom to make investments and the right to repatriate profits, dividends and capital, and sets out protections against expropriation or nationalisation other than on the basis of law, for public purposes and against fair market compensation. It also establishes a “stabilisation regime” under which qualifying investors may, subject to prescribed conditions, elect to apply more favourable tax and non tax conditions for a period of up to 10 years where subsequent legislative changes would otherwise adversely affect such conditions.

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REGULATORY OVERVIEW

Taxation

Business activities in the Kyrgyz Republic are subject to the Tax Code of the Kyrgyz Republic dated January 18, 2022 No. 3. In addition to generally applicable taxes (including corporate income tax and value added tax), subsoil users are subject to specific subsoil related taxes, such as:

•	bonuses, being one off payments levied upon the granting of subsoil rights or upon certain changes in the ownership of the charter capital of a subsoil user; and

•	royalties, being recurring payments calculated by reference to the use of subsoil for the extraction of minerals.

Environmental and Industrial Safety

Mining operations in the Kyrgyz Republic are required to comply with environmental protection and industrial safety requirements under applicable legislation. Technical projects for the development of subsoil deposits are subject to mandatory state ecological expertise, industrial safety expertise and subsoil protection assessments. Operators are required, among other things, to conduct environmental impact assessments and to implement and fund land reclamation measures, including through the establishment of a dedicated reclamation fund in accordance with Kyrgyz

Labour and Employment

Employment relationships in the Kyrgyz Republic are regulated by the Labour Code of the Kyrgyz Republic dated January 23, 2025 No. 23. Employers must comply with statutory requirements in respect of working hours and rest periods, minimum remuneration and other employment standards, as well as occupational health and safety obligations.

Strategic Objects Regulation

Certain mineral deposits and related assets in the Kyrgyz Republic may be designated as strategic objects of national significance. The corporate ownership of legal entities holding such strategic objects, and any transfers of their shares, are regulated by the Regulation on the Procedure for the Implementation by the Cabinet of Ministers of the Kyrgyz Republic of the Pre emptive Right to Purchase Strategic Objects approved by Resolution No. 164 dated September 7, 2021. Under this framework, the State holds a statutory pre emptive right to acquire shares in legal entities that hold strategic objects. Any acquisition of, or change of control over, shares in such entities is generally conditional upon a formal waiver of this pre emptive right by the Cabinet of Ministers of the Kyrgyz Republic, and, absent such waiver, the relevant transaction may be invalid under Kyrgyz law.

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HISTORY AND CORPORATE STRUCTURE

OUR HISTORY

Overview

We are a globally recognized precious metal mining company primarily producing silver together with gold, lead, zinc, and other metals with a long history of profitability and growth potential.

Our Company was formed as Spokane Resources Ltd. under the Company Act (British Columbia) in Canada on October 31, 1991. In 2003, Dr. Feng joined our Board and led our Company in acquiring early-stage mineral properties in the PRC. Through discovery and development, our Company has become a profitable Canadian mining company, with multiple mines in China.

Our Shares were initially listed for trading on the VSE and subsequently on October 24, 2005, we graduated from the TSX-V (created by the merger of the VSE and Alberta Stock Exchange) to the larger TSX. On May 15, 2017, we recommenced trading on the NYSE American. As at the Latest Practicable Date, our Shares are traded on the TSX and NYSE American both under the symbol “SVM”. For further details on our listing history on the various stock exchanges, please refer to the subsection headed “Our Listings On [REDACTED] Stock Exchanges” below.

We changed our name from Spokane Resources Ltd. to SKN Resources Ltd. on October 5, 2000 and subsequently to Silvercorp Metals Inc. on May 2, 2005.

Milestones

The following sets out a summary of our key development milestones:

Year	Milestones
1991	In October, we were formed as Spokane Resources Ltd.
2000	In October, we changed our name from Spokane Resources Ltd. to SKN Resources Ltd.
2004	In August, (i) we formed a joint venture with HGMR to acquire controlling interest in a number of exploration permits comprising the Ying Mining District; and (ii) we founded Henan Found.
2005	In May, we changed our name from SKN Resources Ltd. to Silvercorp Metals Inc..
In October, we graduated from the TSX-V to the larger TSX.
2006	In March, we obtained a mining permit in respect of the SGX Mine area of the Ying Mining District.
In April, we commenced commercial production of the Ying Mining District.
In December, we established Henan Huawei.
2008	In November, we established Guangdong Found.
2010	In November, we obtained a mining permit respect of the GC Mine.
2014	In July, we commenced commercial production at the GC Mine.

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HISTORY AND CORPORATE STRUCTURE

Year	Milestones
2015	In June, a new mining permit of DCG Mine of the Ying Mining District was granted to us by Henan DLR.
In November, our silver-lead-zinc mineralization in the Ying Mining District was included into the Selected for National Green Mines List as published by Chinese Academy of Natural Resources Economics.
2016	In April, a new mining permit of HPG Mine of the Ying Mining District was granted to us by Henan DLR.
In June, a new mining permit of TLP-LME-LMW Mine of the Ying Mining District was granted to us by Henan DLR.
2017	In May, our Shares recommenced trading on NYSE American.
2019	In July, the R&D center of Henan Found was included as the first batch of municipal enterprise R&D centers in Luoyang City of Henan Province.
2020	In December, TLP Mine, LME Mine, HPG Mine and GC Mine were included into the Selected for National Green Mines List as published by Chinese Academy of Natural Resources Economics.
In December, Henan Found was recognized as a high-tech enterprise by Luoyang National New & High Tech Industry Development Zone.
2021	In February, a new mining permit of TLP-LME-LMW Mine of the Ying Mining District was granted to us by Henan DLR.
In March and April, we received three exploration permits covering depth extensions of three mining permits at the Ying Mining District.
In December, Guangdong Found was recognized as a high-tech enterprise by the Department of Science and Technology of Guangdong Province (廣東省科學技術廳).
2023	In May, we were included in the first batch of the “2023 Specialized and Sophisticated SMEs in Henan Province” (2023年度第一批河南省專精特新中小企業) by Henan Provincial Department of Industry and Information Technology (河南省工業和信息化廳).
In October, we were awarded by Wall Street Insights (華爾街見聞) a “Outstanding Contribution Award for Environmental Protection” (環境保護傑出貢獻獎).
In December, we were awarded the “ESG Leadership Award” (ESG卓越領導獎) by Zhitong Finance (智通財經).
2024	In March, we obtained a MSCI ESG Rating A, an upgrade of ratings for the fourth consecutive year.
In July, we acquired all the shares in Adventus which owned Condor Project and El Domo Project.
In December, we completed construction of the TSFs and flotation production line at the Ying Mining District, Henan, PRC.

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HISTORY AND CORPORATE STRUCTURE

Year	Milestones
2025	In February, we began the construction and development plan of the El Domo Project.

2026	In January, we acquired the controlling interest in Chaarat ZAAV, which holds the Chaarat Gold Project in the Kyrgyz Republic.

OUR CORPORATE DEVELOPMENT

(1)	Establishment of our Company

Our Company was formed as Spokane Resources Ltd. under the Company Act (British Columbia) in Canada on October 31, 1991. We subsequently changed our name to SKN Resources Ltd. on October 5, 2000 and Silvercorp Metals Inc. on May 2, 2005.

In 2003, Dr. Feng joined our Board and led our Company in acquiring early-stage mineral properties in the PRC. Through discovery and development, our Company has become a profitable Canadian mining company, with multiple mines in China.

(2)	Our principal subsidiaries

The table below sets forth the information of our principal subsidiaries as at the Latest Practicable Date:

			Interest as at
			the Latest
	Place of		Practicable
Name	incorporation	Date of establishment	Date	Principal business
Silvercorp Beijing	PRC	July 11, 2011	100%	Holding company
Adventus	Canada	October 24, 2016	100%	Holding company
Luminex	Canada	March 16, 2018	100%	Holding company
Salazar Holdings	Canada	August 4, 2017	75%	Holding company
Fortune Mining Limited	BVI	August 23, 2002	100%	Holding company
Victor Resources	BVI	May 30, 2003	100%	Holding company
Victor Mining	BVI	October 23, 2003	100%	Holding company
Yangtze Mining HK	Hong Kong	September 4, 2008	100%	Holding company
Wonder Success	Hong Kong	October 8, 2010	100%	Holding company
Henan Huawei	PRC	December 15, 2006	80%	Trade
Henan Found	PRC	August 30, 2004	77.5%	Mining
Yunxiang Mining	PRC	March 19, 2004	70%	Mining
Guangdong Found	PRC	November 20, 2008	99%	Mining

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HISTORY AND CORPORATE STRUCTURE

			Interest as at
			the Latest
	Place of		Practicable
Name	incorporation	Date of establishment	Date	Principal business
Xinbaoyuan Mining	PRC	November 17, 2010	77.5%	Mining
Curimining S.A.	Ecuador	September 6, 2006	75%	Mining
Condormining Corporation S.A.	Ecuador	June 29, 2007	100%	Mining

(3)	Our principal operating subsidiaries established by way of cooperative joint ventures

During the Track Record Period, we controlled and operated the mining assets in the PRC through our principal operating subsidiaries as set forth below:

(a)	Henan Found

In April 2004, through our wholly-owned subsidiary, Victor Mining, we entered into a cooperative joint venture agreement (the “Henan Found JV Agreement”) with HGMR. Under the Henan Found JV Agreement, a CJV company, Henan Found was established in August 2004 with a term of 30 years in compliance with the relevant PRC laws and regulations. The initial registered capital of Henan Found was approximately USD3.34 million and the investment capital of Henan Found was USD6.67 million, with HGMR obtained an initial 45% interest in Henan Found in consideration for transferring the exploration permits constituting the Ying Mining District and its results achieved to Henan Found. Pursuant to the Henan Found JV Agreement, Victor Mining contributed US$3.67 million to Henan Found in exchange for a 55% interest, and concurrently paid US$1.5 million to HGMR to obtain a further 22.5% interest in Henan Found. Accordingly, Henan Found was held by Victor Mining and HGMR as to 77.5% and 22.5%, respectively.

In October 2005, the registered capital of Henan Found increased from approximately USD3.34 million to USD4 million. We have made all payments and contributions necessary to earn and maintain our full 77.5% interest in Henan Found.

In January 2013, HGMR transferred its 5% of interest in Henan Found to Henan Xinxiangrong for a consideration of RMB45,500,000 through an open auction conducted through Henan Central Equity Exchange Co., Ltd (河南中原產權交易有限公司). The consideration was arrived at through the bidding process of the open auction. In March 2024, HGMR transferred 12.25% of interest in Henan Found for nil consideration to Brigade 1 due to internal restructuring. As at the Latest Practicable Date, 12.25%, 5.25% and 5% interest of Henan Found were held by Brigade 1, HGMR and Henan Xinxiangrong respectively. To our best knowledge, as at the Latest Practicable Date, (i) Henan Yudi held 100% equity interest in Brigade 1; (ii) Henan Yudi held 100% equity interest in HGMR which held 100% equity interest in Henan Xinxiangrong. As a result, Henan Yudi is deemed to be interested in the total of 22.5% of equity interest in Henan Found.

In March 2024, Henan Found was converted from a CJV to a foreign-invested company. The Henan Found JV Agreement and its further amendments were terminated by the Articles of Association of Henan Found.

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HISTORY AND CORPORATE STRUCTURE

Upon its establishment, Henan Found has been primarily engaged in mining exploration activities, and on March 26, 2006, the Department of Natural Resources of Henan Province (河南省自然資源廳) issued a mining permit in respect of the SGX area of the Ying Mining District. Upon receiving the mining permit, the focus at the Ying Mining District switched from exploration and development to gradually ramping up to achieve a full mining operation.

(b)	Henan Huawei

In March 2006, through our wholly owned subsidiary, Victor Resources, we entered into a cooperative joint venture agreement (the “Huawei JV Agreement”) with Luoning Huatai Mining Development Co., Ltd. (洛寧華泰礦業開發有限公司) (the “Luoning Huatai”), an independent third party. Under the Huawei JV Agreement, a CJV company, Henan Huawei, was established in December 2006 with a term of 30 years in compliance with the relevant PRC laws and regulations. The registered capital of Henan Huawei was RMB14 million and Luoning Huatai and Victor Resources obtained an initial 40% and 60% interest in Henan Huawei, respectively. Luoning Huatai contributed RMB0.8 million to the registered capital of Henan Huawei and transferred its mining rights and exploration rights and relevant mineral data to Henan Huawei.

In January 2008, through Victor Resources, we purchased an additional 20% interest in Henan Huawei for a consideration of RMB3.8 million. As a result, the Company owned 80% interest in Henan Huawei.

In December 2009, Luoning Huatai transferred its 20% interest in Henan Huawei to Luoyang Juhui Investment Co., Ltd. (洛陽聚慧投資股份有限公司) (“Luoyang Juhui”) for a consideration of RMB1.5 million. The basis of the consideration was determined based on arm’s length negotiations between Luoning Huatai and Luoyang Juhui Investment Co., Ltd.

In May 2011, Luoyang Juhui transferred its 20% interest in Henan Huawei to Xinhui Mining for a consideration of RMB15 million. The basis of the consideration was determined based on arm’s length negotiations between Luoyang Juhui and Xinhui Mining. As at the Latest Practicable Date, Xinhui Mining, an independent third party, and Victor Resources directly held 20% and 80% interest in Henan Huawei, respectively.

In October 2024, Henan Huawei was converted from a CJV to a foreign-invested company. The Huawei JV Agreement and its further amendments were terminated by the Articles of Association of Henan Huawei.

Henan Huawei was primarily established to acquire the HPG Mine, which is a silver-lead-zinc mine located within the boundaries of the greater Ying Mining District. Due to internal arrangement, Henan Huawei held 80% beneficial interest in HPG Mine and LME Mine as of the Latest Practicable Date.

(c)	Guangdong Found

In October 2008, Yangtze Mining HK and Anhui Yangtze Mining Co. Ltd. (the “Anhui Yangtze”), entered into a cooperative joint venture agreement (the “Guangdong Found JV Agreement”) with Guangdong Weige Mingda Mining Co., Ltd. (廣東威格鳴達礦業有限公司) (the “Weige Mingda”).

Under the Guangdong Found JV Agreement, a CJV company, Guangdong Found, was established in November 2008 with a term of 30 years in compliance with the relevant PRC laws and regulations. The initial registered capital of Guangdong Found was approximately RMB150 million. Weige Mingda, Anhui Yangtze and Yangtze Mining HK obtained an initial 5%, 5% and 90% interest in Guangdong Found, respectively, with Anhui Yangtze contributing through a capital injection of RMB1.5 million and transferring its licences and relevant mining data to Guangdong Found.

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HISTORY AND CORPORATE STRUCTURE

In December 2012, Weige Mingda transferred its 5% interest in Guangdong Found to Guoruiteng Mining for a consideration of RMB7.5 million. The basis of the consideration was determined with reference to its subscribed registered capital. In July 2017, Anhui Yangtze transferred its 5% interest in Guangdong Found to Yangtze Mining HK for a consideration of RMB1.5 million. The basis of the consideration was determined based on arm’s length negotiations between Anhui Yangtze and Yangtze Mining HK.

In August 2018, the registered capital of Guangdong Found increased from approximately RMB150 million to RMB342 million. In December 2018, Guoruiteng Mining transferred its 4% interest in Guangdong Found to Silvercorp Beijing for RMB15 million. The basis of the consideration was determined based on arm’s length negotiations between Guoruiteng Mining and Silvercorp Beijing.

In December 2020, the registered capital of Guangdong Found increased from approximately RMB342 million to RMB348.5 million. As at the Latest Practicable Date, Guoruiteng Mining, Silvercorp Beijing and Yangtze Mining HK directly held 1%, 4% and 95% interest in Guangdong Found, respectively.

In August 2024, Guangdong Found was converted from a CJV to a foreign-invested company. The Guangdong Found JV Agreement and its further amendments were terminated by the Articles of Association of Guangdong Found.

Guangdong Found was primarily established to hold the 100% interest in the GC Mine.

(3)	Our principal subsidiaries by way of acquisition

Xinbaoyuan Mining

In October 2021, we won an online open auction to acquire 100% interest of Xinbaoyuan Mining, an affiliate of a Henan provincial government-controlled company located in Sanmenxia City, Henan Province through Henan Ruifeng, a wholly-owned subsidiary of Henan Found, from Anyang Dadi Exploration Engineering Co., Ltd. (安陽大地勘探工程有限公司), an independent third party. Xinbaoyuan Mining held 100% interest in the Kuanping Project. The acquisition of Xinbaoyuan Mining was completed in November 2021 for a total consideration of approximately RMB73.5 million in cash. The consideration was arrived at through the bidding process of the online open auction.

Adventus and its Subsidiaries

On April 26, 2024, we entered into a definitive arrangement agreement with Adventus to acquire all the issued and outstanding common shares of Adventus (the “Adventus Acquisition”) by way of a plan of arrangement. Adventus was a mineral exploration and development company based in Toronto, Ontario, Canada, which was listed on the TSX-V under the symbol ADZN and trades on the OTCQX under the symbol ADVZF.

The Adventus Acquisition was carried out by way of a court-approved arrangement (the “Adventus Arrangement”) under the Canada Business Corporations Act on July 2, 2024 and a resolution approving the Adventus Arrangement was approved by the Adventus’s shareholders and holders of Adventus stock options and restricted share units at the special meeting of securityholders held on June 26, 2024. The Adventus Acquisition was also approved by the TSX-V on behalf of Adventus, and the TSX and NYSE American on behalf of our Company, including the acceptance for listing of our Shares to be issued in connection with the Adventus Acquisition. As a result of the Adventus Acquisition, we acquired all the issued and outstanding shares of Adventus (other than those owned by us at the effective time of the Adventus Acquisition) and shareholders of Adventus received 0.1015 of our Shares for each existing share of Adventus held. The Adventus Acquisition was completed on July 31, 2024 and Adventus became our wholly-owned subsidiary. It was delisted from the TSX-V on August 6, 2024.

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HISTORY AND CORPORATE STRUCTURE

Set out below are further details of Adventus and its major subsidiaries:

Adventus

Adventus focuses on copper-gold project development and exploration in Ecuador. As at the Latest Practicable Date, Adventus owned, among others, (i) 75% interest in the El Domo Project through Salazar Holdings; and (ii) 100% interest in the Condor Project through Luminex.

Salazar Holdings

Salazar Holdings was incorporated in Canada on August 4, 2017. As at the Latest Practicable Date, Salazar Holdings was held as to 75% by Adventus and 25% by Salazar Resources.

Under the option agreement dated September 14, 2017 between Adventus and Salazar Resources, Adventus may earn 75% interest in the El Domo Project by funding exploration and development expenditures of US$25 million over the following five years.

On December 2021, Adventus delivered written notice of the exercise of the option for the 75% equity interest in Salazar Holdings and Salazar Resources approved the transfer of 75% ownership interest in Salazar Holdings.

Luminex

Luminex was a public company incorporated in Canada on March 16, 2018 and based in Vancouver, Canada focused on gold and copper projects in Ecuador. Pursuant to the Adventus Arrangement, the then Luminex shareholders received 0.67 of an Adventus common share (each whole share, an “Adventus Share”) in exchange for each Luminex share held. Adventus issued an aggregate of 117,432,403 Adventus Shares to the then Luminex shareholders, which were listed on the TSX-V. The Adventus Arrangement was completed on January 25, 2024 and Luminex became a wholly-owned subsidiary of Adventus. In January 2024, Luminex was delisted from the TSX-V.

ISSUANCE OF CONVERTIBLE NOTES

On November 21, 2024, we entered into a purchase agreement with BMO Capital Markets Corp., CLSA Limited, Raymond James (USA) Ltd., Canaccord Genuity Corp., Eight Capital, Roth Capital Partners, LLC, and National Bank of Canada Financial Inc. (together, the “Convertible Notes Initial Purchasers”) in respect of the issuance of the Convertible Notes by us. On November 25, 2024 (the “Convertible Notes Settlement Date”), we issued and sold to the Initial Purchasers the Convertible Notes. On November 25, 2024, we entered in an indenture with Computershare Trust Company N.A. (as “Convertible Notes Trustee”) in respect of the issuance of the Convertible Notes. Subsequently, we entered into two supplemental agreements to Convertible Notes Indenture with Convertible Notes Trustee on November 26, 2025 and March 18, 2026, respectively. As at the Latest Practicable Date, none of the Convertible Notes issued by us had been converted into Shares, no Shares had been issued or allotted pursuant to such conversion, and no other rights or options attached to the Convertible Notes had been exercised. The following sets out the material terms of the Convertible Notes:

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HISTORY AND CORPORATE STRUCTURE

Offering price:	The Convertible Notes will be issued at a price of 100% of their principal amount, plus accrued interest, if any, from the Convertible Notes Settlement Date
Maturity:	December 15, 2029, unless earlier purchased, redeemed or converted
Interest rate:	4.75% per annum, accruing from the Convertible Notes Settlement Date
Interest payment dates:	Each June 15 and December 15, beginning on June 15, 2025
Initial conversion rate:	216.0761 Shares of our Company for each US$1,000 principal amount of the Convertible Notes
Initial conversion price:	Approximately US$4.6280 per common share of our Company
Conversion rights:	Convertible Note holders may convert all or any portion of their notes, in multiples of US$1,000 principal amount, at their option at any time prior to the close of business on the business day immediately preceding September 15, 2029 (the “Free Conversion Date”) only under the following circumstances:
• during any calendar quarter commencing after the calendar quarter ending on March 31, 2025 (and only during such calendar quarter), if the last reported sale price of the common Shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
• during the five business day period after any five consecutive trading day period (the “Measurement Period”) in which the “trading price” on a determination date (i.e. the average of secondary market bid quotes for US$2 million principal amount of the Convertible Notes obtained at about 3:30 p.m. New York time from three nationally recognized, independent securities dealers selected by our Company) per US$1,000 principal amount of notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common Shares and the conversion rate on each such trading day;

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HISTORY AND CORPORATE STRUCTURE

•	if we call any or all of the notes for redemption, at any time prior to the close of business on the business day immediately preceding the related redemption date; or

•	upon the occurrence of specified corporate events described in the Preliminary Offering Memorandum.

On or after the Free Conversion Date until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes, in multiples of US$1,000 principal amount, at the option of the holder regardless of the foregoing conditions.

Redemption of notes at our option:	Prior to December 20, 2027, we may not redeem the notes, except in the event of certain changes in Canadian tax law. On or after December 20, 2027, we may redeem for our common Shares per all or part of the Convertible Notes, but only if the last reported sale price of the common shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If a fundamental change occurs, we must offer to buy back all outstanding Convertible Notes for our common shares at a price equal to 100% of their principal amount, plus any accrued and unpaid interest. This provision protects noteholders from significant corporate changes that could negatively affect the value of their investment.

MATERIAL ACQUISITIONS COMPLETED DURING THE TRACK RECORD PERIOD

We acquired all the issued and outstanding common shares of Adventus during the Track Record Period. The details of such acquisition have been set out above under paragraph “(3) Our principal subsidiaries by way of acquisitions — Adventus and its subsidiaries”. Pursuant to Rules 4.05A and 14.08 of the Listing Rules, disclosure of pre-acquisition financial information is required for a major transaction (acquisition) with any of the applicable percentage ratios in respect of such acquisition as 25% or more but less than 100%. As confirmed by the Company, all the applicable percentage ratios in respect of the acquisition of all issued and outstanding common shares of Adventus during the Track Record Period are less than 25%. Therefore, such acquisition does not fall within the disclosure requirement under Rule 4.05A of the Listing Rules.

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HISTORY AND CORPORATE STRUCTURE

MATERIAL ACQUISITIONS COMPLETED AFTER THE TRACK RECORD PERIOD

Acquisition of Chaarat ZAAV

We entered into (i) a share purchase agreement with Chaarat on November 11, 2025 and a supplemental deed on December 24, 2025 (collectively, the “Share Purchase Agreement”), and (ii) a cooperation agreement and a share purchase and shareholders’ agreement (together, the “Cooperation Agreements”) with the National Investment Agency (the “NIA”) under the President of the Kyrgyz Republic on January 16, 2026, in relation to the acquisition and restructuring of Chaarat ZAAV. Chaarat ZAAV holds a 100% interest in a mining licence of Chaarat Gold Project.

Pursuant to the Share Purchase Agreement, we shall purchase from Chaarat the 100% equity interest in Chaarat ZAAV for a cash consideration US$92 million (the “Acquisition”).

Pursuant to the Cooperation Agreements, (a) we shall carry out an internal restructuring and upon completion of such restructuring, we shall transfer 30% interest in Chaarat ZAAV to an entity designated by the Kyrgyz Republic for nil consideration; (b) the US$70 million payment to the NIA shall be paid in two stages: (i) US$60 million upon the Kyrgyz government issuing a waiver of its statutory pre-emptive right on the Chaarat Gold Project and an extension of the validity period of Chaarat ZAAV’s mining license from 2032 to 2062; and (ii) US$10 million after the achievement of certain milestones, including the resolution of UNESCO Issue to our reasonable satisfaction.

On January 23, 2026, the consideration of US$92 million had been fully paid to Chaarat, and the Acquisition was completed. On April 28, 2026, we transferred 30% equity interests to Kyrgyzaltyn, a state-owned entity of Kyrgyz Republic at no consideration pursuant to the Cooperation Agreements. As a result, Chaarat ZAAV has become our 70%-owned subsidiary.

On May 13, 2026, the consideration of US$60 million (minus the offset bonus payment under applicable Kyrgyz laws) had been fully paid to the NIA after the Kyrgyz government extended the validity period of Chaarat ZAAV’s mining licence from 2032 to 2062.

Our Directors consider that the Acquisition is beneficial to our Group as (i) we have established our third strategic growth platform which is supported by substantial gold resources; and (ii) it further advances our strategy of geographic diversification.

The Acquisition is accounted for as an asset acquisition as it was determined that the mineral projects did not constitute a business as defined by IFRS 3.

SHAREHOLDING CHANGES PRIOR TO THE LISTING ON [REDACTED] STOCK EXCHANGES

As our Shares have had a long history of being listed on the VSE, TSX-V and subsequently on TSX since October 24, 2005, and the NYSE American since February 2009, our shareholder base has been diverse. As at the Latest Practicable Date, no Shareholder of the Company hold more than 10% of our issued Shares.

OUR LISTINGS ON [REDACTED] STOCK EXCHANGES

Our Shares were initially listed for trading on the VSE under the symbol “SVM”. We graduated from the TSX-V to the larger TSX on October 24, 2005. Our Shares began trading on the NYSE Alternext U.S. (now known as the NYSE American) under the symbol “SVM” on February 17, 2009, and trading was transferred to the NYSE under the symbol of “SVM” on November 5, 2009 to increase our visibility in the capital markets and raise our profile among current and prospective investors. We voluntarily delisted our Shares from the NYSE in September 2015 as we considered that the costs and burdens of maintaining a listing NYSE outweighed the benefits. Our Shares recommenced trading on the NYSE American on May 15, 2017 to give us greater visibility with new investors, enhance liquidity and ultimately lower our cost of capital.

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HISTORY AND CORPORATE STRUCTURE

As at the Latest Practicable Date, our Shares were dual-primary listed on the TSX and NYSE American both under the symbol “SVM”. As at the Latest Practicable Date, our Company confirms that we had no instances of non-compliance with the rules of the TSX and NYSE American in any material respects and to the best knowledge of our Company having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on the TSX and NYSE American. Based on the independent due diligence work conducted, nothing has come to the attention of the Sole Sponsor that would cause them to disagree with the Company’s view above.

REASONS FOR THE [REDACTED]

Our Directors consider that [REDACTED], as an internationally recognized and reputable [REDACTED], can provide us with a good platform to access the regional [REDACTED] markets, sector focused professional [REDACTED], and expand our global footprint, the [REDACTED] would be desirable and beneficial for our Company as it is in line with our focus on our operations in the PRC, which is important for our growth and long-term strategic development, and further attract [REDACTED] profiles in the Greater China region, thereby widening the [REDACTED] base of our Company and increase the liquidity of our [REDACTED].

PUBLIC FLOAT AND FREE FLOAT

[REDACTED]

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HISTORY AND CORPORATE STRUCTURE

OUR SHAREHOLDING AND CORPORATE STRUCTURE

Immediately Before the [REDACTED]

The following chart sets forth the simplified shareholding and corporate structure of our Company and certain key subsidiaries immediately before the [REDACTED] (assuming no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes):

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HISTORY AND CORPORATE STRUCTURE

Notes:

(1)	The original shareholders, namely Xi Chao, Ge Jian, Duan Shengwei and Qi Yuewen, all of whom are independent third parties, retain 40.9% interest, while Dr. Feng Rui, Mr. Stephen Paul Simpson, Ms. Marina Anna Katusa, Mr. Liu Yikang, Mr. Derek Zhihua Liu and Mr. Lon Eric Shaver each holds 8.07%, 0.34%, 0.26%, 0.19%, 0.29% and 0.26% of the total shares of New Infini. The remaining approximately 3.50% interest of the total shares of New Infini is held by 18 employees and former employees of the Company, none of whom held more than 0.50% of the total shares of New Infini.

(2)	The remaining 30% interest of Luoyang Hongfa is owned by Luoyang Xincheng Industrial Co., Ltd. (洛陽鑫城實業有限公司), an independent third party.

(3)	The remaining 12.25%, 5.25% and 5.0% interest of Henan Found is owned by Brigade 1, HGMR and Henan Xinxiangrong respectively. As at the Latest Practicable Date, Henan Found wholly owned (i) the SGX Mine, HZG Mine, HPG Mine, TLP Mine, LME Mine, LMW Mine and DCG Mine and (ii) the KP Project through Xinbaoyuan Mining, its wholly owned subsidiary.

(4)	The remaining 30% interest of Yunxiang Mining is owned by Zhu Zhixiang (朱智祥), an independent third party. As at the Latest Practicable Date, Yunxiang Mining wholly owned the BYP Mine.

(5)	The remaining 50% interest of Silvercorp Beijing is owned by our wholly-owned subsidiary, Victor Mining.

(6)	The remaining 1% and 4% interest of Guangdong Found is owned by Guoruiteng Mining, and Silvercorp Beijing, our wholly-owned subsidiary. As at the Latest Practicable Date, Guangdong Found wholly owned the GC Mine.

(7)	The remaining 30% interest of Chaarat ZAAV is owned by Kyrgyzaltyn JSC, an independent third party. As at the Latest Practicable Date, Chaarat ZAAV wholly owned the Chaarat Gold project and Karator and Ishakuldy Extension.

(8)	The remaining 25% interest of Salazar Holdings Limited is owned by Salazar Resources, an independent third party. As at the Latest Practicable Date, Salazar Holdings wholly owned the El Domo Project.

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HISTORY AND CORPORATE STRUCTURE

Immediately Upon Completion of the [REDACTED]

The following chart sets forth the simplified shareholding and corporate structure of our Company and certain key subsidiaries immediately upon completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes):

Directors and other core connected persons (as defined in the Listing Rules)
Public Shareholders holding TSX-listed and NYSE American-listed Shares
Public Shareholders holding Shares of the [REDACTED]
[REDACTED]%
[REDACTED]%
[REDACTED]%
SILVERCORP METALS INC. (Canada)
46.15%
New Infini Silver Inc.(1) (Canada)
100%
Infini Metals Inc. (BVI)
100%
La Yesca Project
100%
Fortune Mining Limited (BVI)
100%
Victor Resources Ltd. (BVI)
80%
Henan Huawei Mining Co. Ltd. (PRC)
100%
Victor Mining Ltd. (BVI)
77.5%
Henan Found(2) Mining Co. Ltd. (PRC)
70%
Luoyang Hongfa ("Luoyang Hongfa")(3) Building Material Aggregate Co. Ltd. (PRC)
100%
Henan Ruifeng Mining Co Ltd. (PRC)
100%
Henan Xinbaoyuan Mining Co. Ltd. (PRC)
100%
KP Project
100%
SGX Mine
HZG Mine
HPG Mine
TLP Mine
LME Mine
LMW Mine
DCG Mine
100%
Wonder Success Limited (H.K.) (Hong Kong)
70%
Xinshao Yun Xiang Mining Co. Ltd.(4) (PRC)
100%
BYP Mine
100%
Fortune Gold Mining (H.K.) Limited (Hong Kong)
50%
Silvercorp Metals (China) Inc.(5) (PRC)
4%
100%
Yangtze Mining Ltd. (BVI)
0.1%
99.9%
ZAAV Holdings Limited (BVI)
100%
Yangtze Mining (H.K.) Ltd. (Hong Kong)
95%
Guangdong Found Mining Co., Ltd.(6) (PRC)
100%
GC Mine
70%
Chaarat ZAAV CJSC(7) (Kyrgyzstan)
100%
Chaarat Gold Project
100%
Karator and Ishakuldy Extension
100%
Adventus Mining Corporation (Canada)
75%
Salazar Holdings(8) (Canada)
100%
Curimining S.A. (Ecuador)
100%
El Domo Project
100%
Luminex Resources Corp. (Canada)
100%
Condormining Corporation S.A. (Ecuador)
100%
Condor Project (Viche Conguime 1, Viche Conguime Cuerpo 1 Sur, Viche Conguime 2 Chinapintza, Chinapintza Sur, Chinapintza Oeste, Escondida)
100%
Southern Ecuador SN-EC S.A. (Ecuador)
100%
Orquideas Project
100%
Central Ecuador Holdings Ltd. (Canada)
100%
Central Ecuador EC-CT S.A. (Ecuador)
100%
Pegasus A, Luz Project
100%
Proyectmin S.A. (Ecuador)
100%
Tres Picachos Project, La Canela Project, Cascas Project, Chalapo Project Palma Real Project (1-4)

Notes:      Please see notes (1) to (8) to “— Our Shareholding And Corporate Structure — Immediately Before the [REDACTED]” above.

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BUSINESS

OVERVIEW

We are a global mineral company focused on precious metals headquartered in Vancouver, Canada, mainly engaged in the exploration, development and production of precious metals such as silver and gold, as well as non-ferrous metals such as copper, lead and zinc. We are a leading producer of silver concentrates in China and have advanced-staged projects in South America and Central Asia. According to SMM:

•	We ranked third in China in terms of silver production in calendar year 2025, with annual production of 7.0 million ounces and a market share of 6.3%;

•	Our flagship Ying Project was the No.1 mining project in China in terms of silver production volume in calendar year 2025; and

•	We maintain operational efficiency advantages, reflected in our industry-leading cost metrics. Our all-in sustaining costs (AISC) for silver were only USD9.7 per ounce for the fiscal year ended March 31, 2025, and our adjusted AISC for silver were USD11.1 per ounce for calendar year 2025, lower than the global average of USD12.2 per ounce for calendar year 2025.

Our core strategy is to create shareholder value by generating free cash flow from long-life mines, driving organic growth through extensive drilling for discovery, pursuing ongoing merger and acquisition initiatives to unlock value, and maintaining a long-term commitment to responsible mining and sound ESG practices.

Our Mining Assets

We have been acquiring, exploring, developing, and operating mining assets since 2003. We have built a portfolio of multiple high-grade mining assets worldwide, with a diversified mix of metal resources including silver, gold, copper, lead, and zinc. As at the Latest Practicable Date, we owned and operated six major mining assets at different development stages to support our current and future growth while mitigating single-mine concentration risk. For details, see “Business — Mining Assets and Mineral Resources”.

China

We own and operate three mining assets in China, namely, the Ying Property (comprising the Ying Project and the KP Project), the GC Mine, and the BYP Project. The Ying Project and the GC Mine were in production and contributed the entirety of our revenue during the Track Record Period. Annual ore processed reached approximately 1.3 million tonnes for the fiscal year ended March 31, 2025, representing a year-over-year increase of 18.7% from fiscal year ended March 31, 2024. While silver has been our main product, contributing approximately 57.7%, 62.5% and 69.3% of our revenue for fiscal years ended March 31, 2024 and 2025, and the nine months ended December 31, 2025, respectively. our mining assets in China also contain significant side-products such as lead and zinc, which together contributed over 20.0% of revenue during the Track Record Period. These mining assets (except for the BYP Project, which is currently applying for a new mining operation approval) are generally characterized by abundant resources, high-grade metals, and long remaining mine life ranging from 17 to 18 years according to relevant Competent Persons’ Reports, enabling us to generate stable revenue and cash flows during the Track Record Period and into the future.

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BUSINESS

The Ying Project, located in Henan Province, the PRC, is our flagship silver-lead-zinc mining district. It ranked among the highest-capacity primary silver mines (namely, mines where silver contributes the majority (typically, more than 50%) of their revenue) globally during the Track Record Period, and has a remaining mine life of approximately 16 years. For the fiscal year ended March 31, 2025, the Ying Project produced 6.4 million ounces of silver. In 2025, the Ying Project ranked first in China by annual silver production. The Ying Project is characterized by high grades and substantial resource endowment. According to AMC, as of December 31, 2025, the Ying Property has proven and probable mineral reserves of approximately 19.1 million tonnes, with an average grade of 174 g/t Ag, 2.47% Pb, 0.80% Zn, and 0.17 g/t Au, supporting an estimated mine life of 17 years, and underscore the Ying Project’s status as a high-quality and high-value silver asset. We are also upgrading from traditional re-suing mining to mechanized shrinkage stoping, a method suitable for the steeply dipping orebodies at the Ying Project. This transition has enhanced operating efficiency and extended mine life, supporting future production. Looking ahead, The Ying Project will focus on production enhancement and resource expansion and will continue to be our primary mining asset.

The GC Mine is an underground silver-lead-zinc mine located in Yunfu, Guangdong Province, the PRC. It has delivered stable operational and financial contributions to us for over a decade. For the fiscal year ended March 31, 2025, it produced 0.5 million ounces of silver, 5.3 million pounds of lead and 14.6 million pounds of zinc. According to SRK, as of December 31, 2025, the GC Mine has proven and probable mineral reserves of approximately 6.2 million tonnes, with an average grade of 63 g/t Ag, 0.91% Pb, and 2.23% Zn, supporting an estimated mine life of 18 years.

In addition to the Ying Project and the GC Mine, we also own majority interests in the KP Project, which holds a mining production licence in Henan Province and is a satellite mine to the Ying Project and part of the Ying Property, as well as the BYP Mine in Hunan Province, for which a new mining licence is under application. These mining assets are expected to enhance and supplement our product offerings and drive the next stage of our growth.

Ecuador

The projects in Ecuador are expected to be our second growth driver, supported by high-grade gold and copper assets that enhance our metal diversification and reduce single-region concentration risk. On July 31, 2024, we completed the acquisition of Adventus, thereby securing interests in two strategic projects in Ecuador, namely, the El Domo Project, a permitted copper-gold mining project, and the Condor Project, a development-stage gold mining project. According to SRK, as of December 31, 2025, the El Domo Project has proven and probable mineral reserves of approximately 7.1 million tonnes, with an average grade of 2.50 g/t Au, 48 g/t Ag, 1.93% Cu, 0.26% Pb, and 2.63% Zn, supporting an estimated mine life of 13 years, including a 1.5-year construction period. According to SMM, the gold grades of these projects are significantly higher than the global average of 1.0 to 1.2 g/t.

Since the acquisition, we have made substantial progress in Ecuador, including streamlining operations, strengthening community engagement, completing detailed engineering, and advancing key infrastructure works. The acquisition of Adventus not only significantly diversified our metal portfolio, in particular by increasing our access to gold and copper, but also expanded our geographic footprint into Latin America, thereby reducing our reliance on operations in China.

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BUSINESS

Kyrgyz Republic

In January 2026, we acquired Chaarat ZAAV, which holds the Chaarat Gold Project in the Tian Shan region of the Kyrgyz Republic. The Chaarat Gold Project, fully permitted with a mining licence and an exploration licence, is located within the western Tian Shan gold belt, one of the largest undeveloped gold regions, and are primarily amenable to open-pit mining. These projects are characterized by abundant gold resources and reserves. According to SRK, as of December 31, 2025, the Chaarat Gold Project has proven and probable mineral reserves of approximately 16.2 million tonnes, with an average grade of 0.82 g/t Au, supporting an estimated mine life of 6 years, including 1-year construction period. We are currently conducting active exploration at the Chaarat Gold Project.

The ZAAV acquisition has established our third strategic growth platform, supported by substantial gold resources and compelling acquisition value, and further advances our strategy of geographic diversification.

Our Market Opportunities

The global precious metals market presents robust and resilient opportunities. Driven by sustained demand across both industrial and investment channels, gold and silver continue to serve as core assets for wealth preservation, portfolio diversification, and inflation hedging. Structural tailwinds, including geopolitical uncertainty, currency volatility, and long-term wealth accumulation trends in emerging markets, reinforce gold’s role as a strategic reserve asset. At the same time, silver benefits from strong demand in photovoltaic technologies, advanced electronics, and medical applications.

Copper, lead, and zinc production also present significant market opportunities, underpinned by global infrastructure development, industrial manufacturing, and energy transition imperatives. Copper remains indispensable for electrical wiring, power transmission, and renewable energy systems due to its superior conductivity and durability. The accelerating shift towards electrification, including electric vehicles, smart grids, and renewable energy generation, is expected to drive sustained, long-term demand growth. Lead continues to play a critical role in energy storage solutions, particularly in lead-acid batteries for backup power systems, automotive applications, and industrial machinery, while also gaining renewed relevance in hybrid energy configurations. Zinc is vital for corrosion-resistant galvanizing of steel, supporting transportation, construction, and manufacturing industries, with additional growth driven by innovations in zinc-based alloys and energy storage systems.

We believe we are well-positioned to capitalize on these trends through our global presence, stable production and ongoing exploration and development activities. Our diversified metals portfolio enables us to address distinct yet complementary demand drivers across multiple industrial segments, thereby reducing exposure to volatility in any single commodity market. In addition, our mining projects span different development stages, from exploration to operation, providing a clear road map for both near-term and long-term growth alike to deliver shareholder returns.

Environmental, Social and Governance (“ESG”)

Our core objective is to operate safely, sustainably, and responsibly with respect to the environment, while engaging collaboratively with local communities.

We have recently received a score of 21.9 from Morningstar Sustainalytics and an S&P Global Corporate Sustainability Assessment score of 61 (compared to the industry average of 33), positioning us as an ESG leader in the precious metals industry. As at the Latest Practicable Date, all of our operational mining projects had been certified under the applicable national or provincial Green Mine standards, demonstrating that, throughout the mineral resource development process, these mining projects implement scientific and systematic extraction methods and maintain environmental impacts within manageable limits.

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BUSINESS

We also consistently apply stringent safety standards, risk control and preventive measures, and continuously enhance our internal control measures to improve production. As a result, we did not have any material safety incidents involving our workforce during the Track Record Period and up to the Latest Practicable Date.

Further, we value sound and effective corporate governance and promote board diversity to enhance decision making and foster innovation within our management. Our Board currently comprises a diverse, international membership, including two female Directors representing one-third of our Board.

Financial Overview

During the Track Record Period, we delivered solid financial performances driven by our stable and efficient operations. For the fiscal years ended March 31, 2024 and 2025, and the nine months ended December 31, 2025, our total revenue was USD215.2 million, USD298.9 million, and USD290.8 million, respectively. In particular, our revenue increased by 38.9% from the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2025. For the same periods, our net profit was USD49.7 million, USD78.8 million and USD16.8 million, respectively.

We have demonstrated strong cash flow generation capabilities. For the fiscal years ended March 31, 2024 and 2025, and the nine months ended December 31, 2025, our net cash from operating activities was USD91.6 million, USD138.6 million, and USD220.4 million, respectively.

We have also maintained an industry-low gearing level. As at December 31, 2025, our debt ratio is 36.8%, significantly lower than the average debt ratio of global top 20 silver producing companies, which is approximately 46.9% according to SMM. During the Track Record Period, we did not have any bank borrowings. Other than the issuance of the Convertible Notes, we did not have any other interest-bearing debts during the Track Record Period.

STRENGTHS

We believe the following strengths enable us to compete effectively in the industry.

We are a global precious metals mineral company with a leading silver production position in China

We are a global precious metals mineral company with mining projects across China, Central Asia and South America. According to SMM, we ranked third in China in 2025 (as amended on December 24, 2025) in terms of silver production volume, with a market share of 6.3%. Our flagship Ying Project was the No.1 mining district in China in terms of silver production volume in 2025. Other than silver, we produce gold, copper, lead and zinc products, which are widely used for industrial and investment purposes. In particular, we also ranked the 8th lead concentrate producers in China in 2025.

Our leading position is underpinned by our high-quality mineral assets characterized by geographic diversity, high grades and substantial resource endowment. According to the Competent Persons’ Reports, as at December 31, 2025, we had proven and probable mineral reserves of silver of approximately 130.3 million ounces, measured and indicated mineral resources of silver of approximately 262.8 million ounces, and inferred mineral resources of silver of 102.6 million ounces. These resources provide a solid foundation for stable revenue generation and cash flow for the next 15 years.

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Our mineral assets combine high-grade ore bodies, multi-metal output, and long mine life potential, providing both operational efficiency and revenue diversification. Concentrating in established mining districts such as the Ying Property in Henan Province and the GC Mine in Guangdong Province, our assets benefit from proven geological formations rich in silver, lead, and zinc, enabling consistent production at industry-leading grades. Our mining projects are supported by extensive infrastructure and proximity to processing facilities, ensuring cost-efficient transportation and reliable access to smelting capacity. High ore grades contribute to lower unit costs and higher margins, while by-product contributions from lead and zinc help mitigate exposure to silver price volatility. Moreover, our ability to expand reserves through targeted exploration enhances the longevity and commercial sustainability of our operations, reinforcing our competitive position and supporting long-term growth.

Competitive AISC driven by high operation efficiency, high grade mining assets and well-established infrastructure.

Our high-grade mining assets are fundamental to our competitive operation efficiency and AISC. For the fiscal year ended March 31, 2025, the Ying Project had an average head silver grade of 212 g/t, which is among the highest in industry, according to SMM. This high-grade profile has enabled us to maintain relatively low AISC and strong operating margins.

We also benefit from well-established infrastructure supporting access to our mining sites. Mining operations typically require substantial upfront capital investment, with infrastructure accounting for a significant portion. For example, to increase haulage efficiency and facilitate environmentally friendly operations at the Ying Project, we constructed haulage tunnels connecting SGX Mine and HPG Mine, and connecting HPG Mine to a road-access point closer to the mill sites. Our existing infrastructure base supports efficient operations. Additionally, we promote the more cost-efficient and mechanized shrinkage mining method at the Ying Project, which also contributes to the further improvement of our cost efficiency.

As a result, our AISC per ounce of silver is below the industry average. According to SMM, our AISC for silver, according to our calculation, was approximately USD9.7 per ounce for the fiscal year ended March 31, 2025, and our adjusted AISC for calendar year 2025 were USD11.1, lower than the global average of USD12.2 for calendar year 2025.

We have a proven record of successfully acquiring, investing in and integrating mineral properties to support our growth.

Since 2003, we have acquired multiple mining assets, including greenfield mining assets, and advanced them into production across diversified range of minerals. We have also strategically invested in junior mining companies such as NUAG and Tincorp, each holding mining assets of own. Our ability to identify, invest in, acquire and integrate these assets has been a key driver to our development into a globally recognized mining company.

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We acquired the Ying Project in 2003, and through years of development, it has become our flagship project. The Ying Project currently comprises seven underground mines and two processing plants with a combined capacity of approximately 4,100 tonnes per day. We are undertaking ongoing mine optimization and production expansion programmes to further enhance operational efficiency and increase productivity.

In addition to the Ying Project, we have acquired and developed the GC Mine, the KP Project and the BYP Project in China. We have leveraged our mining expertise and operational and management experience to develop these projects and integrate them into our mineral asset portfolio. These projects are currently either in production or progressing toward production.

We completed the acquisition of Adventus in July 2024, which provides geographic and metal diversification with high-grade copper and gold projects located in Ecuador. Since the acquisition, we have made substantial progress, including streamlining operations, strengthening community engagement, completing detailed engineering, and advancing key infrastructure works. We are progressing toward commissioning of the El Domo Project, with the processing plant targeted for completion by July 2027.

In 2026, we acquired Chaarat ZAAV, which held a 100% interest in the production and exploration licenses hosting the Chaarat Gold Project, further diversifying our mining assets and establishing our presence into a mineral-rich region in Central Asia. We are currently advancing exploration activities to develop the Chaarat Gold Project.

Through the acquisitions of Adventus and Chaarat ZAAV, we have transformed our preciously silver-focused metal profile by significantly expanding our gold and copper resource base and achieving a more diversified commodity portfolio.

For details of our acquisitions, see “History and Corporate Structure” in this Document. This demonstrates our strong capability in integrating acquired mineral properties and projects to drive growth.

We are committed to responsible mining practices to achieving green and sustainable development through high ESG standards.

We are committed to fostering a strong corporate culture grounded in our core values of respect, equality, and responsibility. We have integrated environmental, social, and governance considerations into our business strategy, thereby generating impactful changes in the communities in which we work and live, sustainably. Our ESG strategy is rooted in the application of innovative technologies to enhance operational efficiency, reduce environmental impact, and support sustainable development in the communities in which we operate. In addition, we recognize the importance of board diversity as a core element of effective corporate governance, and our Board currently comprises a diverse, international membership with two female Directors appointed. Through these initiatives, we aim to deliver long-term value while minimizing our environmental footprint and contributing positively to local stakeholders.

Our ESG performance has been recognized by multiple independent rating agencies in 2026, including:

•	A Morningstar Sustainalytics score of 21.9 (Medium Risk), ranking within the top 12 of 109 companies in the precious metals sector; and

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•	An S&P Global Corporate Sustainability Assessment score of 61, significantly outperforming the industry average of 33 in accordance with the S&P Global ESG Scores Report;

Our operating mining assets are all well supported by established upstream supply chain and have access to essential infrastructure, including roads, electricity grids and water supply, enabling stable and efficient operations in line with our sustainability objectives.

We have an experienced international management team and skilled workforce.

We have a strong management team comprising well-educated international professionals and experienced local leaders with visionary leadership, providing diverse perspectives and extensive expertise across the full range of activities in the global mining industry. The management team is led by our chairman and chief executive officer, Dr. Feng Rui, who has over 25 years of experience in the global mining industry. His experience in exploration and acquisition of mineral assets has contributed to our ability to identify and develop mineral opportunities internationally. Among our Directors, for example, Mr. Liu Yikang has over 40 years of geological experience in managing, evaluating and exploring mineral resources and Mr. Stephen Paul Simpson has over 20 years of experience advising public companies with international natural resource property holdings as a corporate securities lawyer.

Our local management teams also possess substantial industry knowledge and experience. For example, all key members of the Henan Found management team have over a decade of experience in the mining industry, while the general manager has approximately 30 years of experience. Our silver mining operations also benefit from a stable and experienced management team with a long operating history spanning over a decade. Drawing on our technical capabilities and operational experience, we intend to leverage the expertise gained in managing our existing operational mining projects to support the development and operation of our global projects, such as those in Ecuador and the Kyrgyz Republic. We believe our management team’s in-depth understanding of mining operations, combined with strong technical expertise developed through extensive field experience, supports the effective supervision and implementation of our mining operations.

STRATEGIES

We balance profitability with our social and environmental responsibilities, employee well-being, and sustainable development.

Expanding our existing mining operations through further exploration and development

Our existing mining operations are fundamental to our business. We will continue to allocate resources to the exploration and development of the existing mining projects, including drilling and tunneling activities, to expand our resource base and to discover new mine bodies. These efforts will support our business and drive organic growth.

The Ying Project is our main mining asset, with the largest area workforce among our operations. As at the Latest Practicable Date, it has an estimated remaining mine life of 17 years. We have been implementing continuous optimization and mechanization programmes to enhance its operational efficiency and to extend its mine life. Going forward, we intend to continue developing the Ying Project by (i) increasing drilling activities and exploring peripheral areas for additional resources, (ii) constructing additional processing and milling plants, (iii) upgrading mining licences to increase mining capacity, and (iv) promoting mechanized mining to achieve greater scale.

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The GC Mine has an estimated remaining life of about 18 years. We plan to continue advancing the deployment of zigzag ramps and middle sections to enhance the recovery of orebody resources, improve mining efficiency, and maintain stable cash flows.

Diversifying our mining portfolio and product offerings through targeted acquisitions and by investing in and incubating junior exploration companies

During the Track Record Period, our mining operations were primarily in China, with the Ying Project serving as our principal mining site. Silver has been our primary revenue contributor, accounting for approximately 62.5% of our revenue for the fiscal year ended March 31, 2025. In light of commodity price volatility and potential geopolitical uncertainties, we intend to further diversify our business by geography by commodity.

We have proactively diversified our mining portfolio through targeted acquisitions and by investing in and incubating junior exploration companies. During the Track Record Period and up to the Latest Practicable Date, we acquired mining assets in Ecuador and the Kyrgyz Republic through acquisitions of Adventus and Chaarat ZAAV, thereby expanding into South America and Central Asia and significantly broadening our geographical footprint beyond China. In assessing acquisition opportunities, we will carefully consider and seek to balance a variety of factors, including whether the cost and benefit of the acquisitions satisfy our internal financial requirements and align with our corporate strategy and long-term plan, the synergies between our existing operations and potential targets in terms of technology and knowhow, management expertise and business compatibility, as well as the extent to which the acquisition enhances the overall competitiveness and sustainability of our existing and future businesses.

We also seek to invest in and incubate exploration and surveying companies to support the identification and discovery of prospective mining assets. For example, as at the Latest Practicable Date, we held equity interests of 27.8% in NUAG and 27.4% in Tincorp as a strategic investor. We intend to continue diversifying our mining assets geographically, both within existing jurisdictions and in new regions, by means of acquisitions and minority investments alike, with a view to mitigating geopolitical risks.

In addition, we plan to diversify our product portfolio by increasing our focus on other metals, including gold and copper. Gold contributed 6.0% of our revenue for the fiscal year ended March 31, 2025. However, with the KP Project and the El Domo Project currently under construction, we expect contributions from gold and copper to increase upon commencement of production. Our strategic investment in junior mining companies such as Tincorp also increases our exposure metals, including tin. Over the longer term, as the Condor Project, the Chaarat Gold Projects, the BYP Project, and the projects of NUAG and Tincorp enter production, we expect further diversification of our product offerings and reduced reliance on silver.

As at the Latest Practicable Date, we did not identify any specific new target asset or company for future acquisition or investment.

Commitment to responsible mining and ESG practices

As a responsible miner, we will continue to treat environmental protection, occupational safety, local community engagement, as well as our social responsibilities as key priorities in our corporate development activities. We are committed to integrating ESG considerations into our business strategies and delivering meaningful, long-term benefits to the communities in which we operate.

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We aim to continuously enhance our risk-based environmental management system by strengthening green mine construction, environmental emergency management and environmental risk management capabilities. In particular, we recognize the critical role of effective and responsible tailings management and plan to prioritize preventive and risk response measures to ensure the safe operation of our tailings facilities. We also attach great importance to waste management and pollution prevention and control. To this end, we intend to fully integrate waste management into our entire value chain, striving to reduce carbon emission at source, improve resource utilization, minimise waste generation and promote waste reuse, so as to ensure pollution control throughout our production process and compliance with all emission regulations.

We will continue to foster mutual trust through community consultation mechanisms and promote multicultural coexistence, upholding the rights of local community members to participate in and stay informed of matters that may affect them. We seek to transform resource benefits into lasting value for local communities through public welfare initiatives, donations, and volunteer services spanning rural revitalization, community development, education support and assistance for disadvantaged groups.

In addition, we will continue to enhance our corporate governance framework by clarifying the responsibilities and authorities of each governance body, strengthening internal oversight and checks and balances and promoting standardized, scientific and modernized corporate governance.

Through the incorporation of ESG considerations into our strategic planning, operations, and management, we strive to continuously improve our energy structure and resource efficiency, with the aim of generating sustainable economic, social, and environmental value forour stakeholders.

MINING ASSETS AND MINERAL RESOURCES

Overview

We are a global precious-metal mining company with a proven record of profitability and growth potential. Headquartered in Vancouver, Canada, we are mainly engaged in exploration and production of diversified precious metals such as silver and gold, as well as non-ferrous metals such as copper, lead and zinc, holding a leading position in silver production in China.

As at the Latest Practicable Date, we held majority interests in primarily six mining assets located in various regions across the world, namely China, South America and Central Asia, and minority interests in mines or projects located across South America and North America.

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Our Portfolio of Mining Assets

As at the Latest Practicable Date, we held controlling interests in six major mining assets in China, Ecuador, and the Kyrgyz Republic, namely, the Ying Property, the GC Mine, the El Domo Project, the Condor Project, the Chaarat Gold Project (also known as the Tulkubash & Kyzyltash Gold Projects), and the BYP Project (collectively, the “Major Mining Assets”). The following map illustrates the geographical locations of the Major Mining Assets:

The following table sets out information of the Major Mining Assets as at the Latest Practicable Date:

Ownership (including
						Expiration	beneficial ownership)
				Type of mining	Type of Mining	Dates of	percentage as at the
No.	Mining assets	Status	Location	assets	Licence	Mining Assets	Latest Practicable Date
1	Ying Property (comprising the KP Project and the Ying Project, which comprises SGX Mine, HZG Mine, HPG Mine, TLP Mine, LME Mine, LMW Mine and DCG Mine)	Ying Project: In operation since 2006 KP Project: Under construction	Henan Province, the PRC	Silver-lead-zinc mines	SGX Mine and HZG Mine: Production HPG Mine: Production TLP Mine and LME Mine: Production DCG Mine: Production KP Project: Production	September 24, 2035 April 29, 2028 February 26, 2041 June 16, 2037 March 13, 2029	For SGX Mine, HZG Mine, TLP Mine, LMW Mine DCG Mine and the KP Project, 77.5% For HPG Mine and LME Mine, 80.0%

2.	GC Mine	In operation since 2014	Guangdong Province, the PRC	Silver-lead-zinc mine	Production	November 24, 2040	99.0%

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							Ownership (including
						Expiration	beneficial ownership)
				Type of mining	Type of Mining	Dates of	percentage as at the
No.	Mining assets	Status	Location	assets	Licence	Mining Assets	Latest Practicable Date
3.	El Domo Project	Under construction	Bolívar Province, central Ecuador	Copper-gold mine	Seven concessions	each expires in 2033 or 2035	75.0%

4.	Condor Project	Exploration	Zamora-Chinchipe Province, Ecuador	Deposits characterized by low to intermediate sulphidation epithermal mineralization, containing high concentrations of gold, silver, zinc and lead, among others	Seven Concessions	each expires in 2031, 2033, 2042 or 2046	98.7%

5.	Chaarat Gold Project	Exploration	Jalal-Abad Province, the Kyrgyz Republic	Gold property	Exploration Production	September 7, 2026 June 25, 2062	70.0%

6.	BYP Project	Under licence application	Hunan Province, the PRC	Underground gold-lead-zinc property	/	/	70.0%

Notes:

(1)	The ownership of the Ying Project is held through our non-wholly-owned subsidiary Henan Found, which held 100% ownership interests in these mines as at the Latest Practicable Date. For details of shareholding structure of Henan Found, please refer to “History and Corporate Structure — Our Shareholding and Corporate Structure” in this Document. Through an internal arrangement, Henan Huawei held a 80.0% beneficial interest in HPG Mine and LME Mine.

(2)	The ownership of the KP Project is held through our non-wholly-owned subsidiary Xinbaoyuan Mining, which held 100% interests in this project as at the Latest Practicable Date. For details of shareholding structure of Xinbaoyuan Mining, please refer to “History and Corporate Structure — Our Shareholding and Corporate Structure” in this Document.

(3)	The ownership of the GC Mine is held through our non-wholly-owned subsidiary Guangdong Found, which held 100% interests in this mine as at the Latest Practicable Date. For details of shareholding structure of Guangdong Found, please refer to “History and Corporate Structure — Our Shareholding and Corporate Structure” in this Document.

(4)	We hold a majority interests of the El Domo Project through Adventus. For details, please refer to “— Our Corporate Development — Our principal subsidiaries by way of acquisitions — Adventus and its subsidiaries” in this Document.

(5)	We hold a majority interest of the Condor Project through Adventus. For details, please refer to “— Our Corporate Development — Our principal subsidiaries by way of acquisitions — Adventus and its subsidiaries” in this Document.

(6)	The ownership of the Chaarat Gold Project is held through our non-wholly-owned subsidiary Chaarat ZAAV, which held 100% equity interests in this project as at the Latest Practicable Date. For details of shareholding structure of Chaarat ZAAV, please refer to “History and Corporate Structure — Material Acquisitions Completed after the Track Record Period — Acquisition of Chaarat ZAAV CJSC” in this Document.

(7)	The ownership of the BYP Project is held through our non-wholly-owned subsidiary Yunxiang, which held 100% equity interests in this mine as at the Latest Practicable Date. For details of shareholding structure of Yunxiang, please refer to “History and Corporate Structure — Our Shareholding and Corporate Structure” in this Document,

As at the Latest Practicable Date, in addition to the Major Mining Assets, we also controlled seven projects under early exploration and evaluation located in Ecuador (the “Adventus Early Exploration and Evaluation Projects”), in which we obtained the majority interests through the acquisition of Adventus in July 2024. For details of the acquisition of Adventus, please refer to “— Our Corporate Development — Our principal subsidiaries by way of acquisitions — Adventus and its subsidiaries” in this Document. We also held interests in the La Yesca Project in Mexico through New Infini as at the Latest Practicable Date.

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As at the Latest Practicable Date, we held minority interests in: (i) NUAG, a Canadian public company dual-listed on the TSX and NYSE American, in which we held a 27.8% interest, held majority interests in mining assets in Bolivia; and (ii) Tincorp, a Canadian public company listed on the TSX-V, in which we held a 27.4% interest, held majority interests in mining assets in Bolivia and Ecuador. As at the Latest Practicable Date, neither NUAG nor Tincorp had revenue from operations or ongoing mining operations of any kind. For risks associated with our investments, please refer to “Risk Factors — Risks Relating to Our Industry and Business — Our investment in NUAG is subject to a number of risks and may prove unprofitable” and “— Our investment in Tincorp is subject to a number of risks and may prove unprofitable” in this Document.

Mineral Resources and Mineral Reserves

Independent Report

We commissioned independent Competent Persons to conduct technical reviews and assessments for the Major Mining Assets. Please refer to the Competent Persons’ Reports as set out in Appendix III to this Document for details of the findings, reporting standards and scope of work conducted by the relevant Competent Persons as at December 31, 2025.

As confirmed by our Directors, no material adverse changes occurred with respect to the Mineral Resources or Mineral Reserves of the Major Mining Assets since December 31, 2025, being the effective date of the Competent Persons’ Reports as set out in Appendix III to this Document, and up to the Latest Practicable Date.

Mineral Resources

With the sums calculated on the basis of the mineral resource statements set out in various Competent Persons’ Reports in Appendix III to this Document, and as confirmed by the relevant Competent Person, the following table provides information of our mineral resources by types of metal as at December 31, 2025.

Summary of Mineral Resources by Types of Metal

Category	Tonnes	Contained Metal
	(Million)	Ag (Moz)	Au (Koz)	Cu (Kt)	Pb (Kt)	Zn (Kt)
Measured	37.2	134.8	748.9	110.8	647.7	475.7
Indicated	108.7	128.0	3,984.8	128.9	514.0	620.9
Measured + Indicated	145.9	262.8	4,732.6	239.7	1,161.9	1,095.5
Inferred	148.6	102.6	6,618.4	28.2	352.9	568.0
Total	294.4	365.4	11,351.0	267.9	1,514.8	1,663.5

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According to the above table, as at December 31, 2025, our overall mineral resources were estimated to be about 294.4 million tonnes, including measured mineral resources of 37.2 million tonnes, indicated mineral resources of 108.7 million tonnes, and inferred mineral resources of 148.6 million tonnes. Categorised by types of metal, the mineral resources contain approximately 365.4 million ounces of silver, 11,351.0 thousand ounces of gold, 267.9 thousand tonnes of copper, 1,514.8 thousand tonnes of lead and 1,663.5 thousand tonnes of zinc.

Further, calculated based on the mineral resource data provided by the Competent Persons’ Reports set out in Appendix III to this Document, the table below presents the information of our mineral resources by mine status based on the Competent Persons’ Reports set out in Appendix III to this Document.

Summary of Mineral Resources by Mine Status

Mine Status	Category	Tonnes	Contained Metal
		(Million)	Ag (Moz)	Au (Koz)	Cu (Kt)	Pb (Kt)	Zn (Kt)
Mines in operation	Measured	29.9	129.3	98.9	13.4	638.7	381.5
	Indicated	30.5	106.6	131.8	14.7	472.1	311.8
	Measured + Indicated	60.5	235.9	230.6	28.1	1,110.8	692.2
	Inferred	20.9	70.0	142.4	10.6	310.7	218.4
	Total	81.4	305.9	373.0	38.7	1,421.5	910.6
Mines under exploration or construction	Measured	7.3	5.5	650.0	97.4	9.0	94.2
	Indicated	78.1	21.5	3,853.0	114.2	41.9	309.1
	Measured + Indicated	85.4	26.9	4,502.0	211.6	51.0	403.3
	Inferred	127.6	32.6	6,476.0	17.6	42.2	349.6
	Total	213.1	59.5	10,978.0	229.2	93.2	752.9

Mineral Reserves

With the sums calculated on the basis of the mineral reserve statements set out in various Competent Persons’ Reports in Appendix III to this Document, as confirmed by the relevant Competent Person, the following table provides information of our mineral reserves by types of metal as at December 31, 2025.

Summary of Mineral Reserves by Types of Metal

Category	Tonnes	Contained Metal
	(Million)	Ag (Moz)	Au (Koz)	Cu (Kt)	Pb (Kt)	Zn (Kt)
Proven	16.6	70.8	335.8	73.2	323.0	241.6
Probable	32.0	59.5	785.3	71.1	223.5	236.2
Proven + Probable	48.6	130.3	1,121.1	144.4	546.5	475.9

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According to the above table, as at December 31, 2025, our overall mineral reserves totaled 48.6 million tonnes, of which 16.6 million tonnes are proven mineral reserves and 32.0 million tonnes are probable mineral reserves. These contained approximately 130.3 million ounces of silver, 1,121.1 thousand ounces of gold, 144.4 thousand tonnes of copper, 546.5 thousand tonnes of lead and 475.9 thousand tonnes of zinc.

Further, calculated based on the mineral reserve data provided by the Competent Persons’ Reports set out in Appendix III to this Document, the table below presents the information of our mineral reserves by mine status based on the Competent Persons’ Reports set out in Appendix III to this Document.

Summary of Mineral Reserves by Mine Status

Mine Status	Category	Tonnes	Contained Metal
		(Million)	Ag (Moz)	Au (Koz)	Cu (Kt)	Pb (Kt)	Zn (Kt)
Mines in operation	Proven	14.0	66.7	50.8	3.9	316.0	171.4
	Probable	11.3	52.3	56.3	2.7	212.1	118.7
	Proven + Probable	25.3	119.0	107.1	6.7	528.1	288.2
Mines under exploration or construction	Proven	2.7	4.2	285.0	69.3	7.0	70.2
	Probable	20.7	7.2	729.0	68.4	11.4	117.5
	Proven + Probable	23.4	11.3	1,014.0	137.7	18.4	187.7

Metal Production

As at the Latest Practicable Date, the Ying Project and the GC Mine were in production. As at the Latest Practicable Date, production of metals did not commence on the remaining Major Mining Assets.

For the fiscal year ended March 31, 2024, we produced approximately 6.2 million ounces of silver, or 6.8 million ounces of silver equivalent, 7,268.0 ounces of gold, 63.1 million pounds of lead and 23.4 million pounds of zinc. For the fiscal year ended March 31, 2025, we produced approximately 6.9 million of silver, or 7.6 million ounces of silver equivalent, 7,495.0 ounces of gold, 62.1 million pounds of lead and 23.3 million pounds of zinc, representing increases of 11.3%, 11.8% and 3.1% in production of silver, silver equivalent and gold, respectively, and decreases of 1.6% and 0.4% in lead and zinc production, respectively.

For the nine months ended December 31, 2025, we produced 5.3 million ounces of silver (5.9 million ounces of silver equivalent), 6,231.0 ounces of gold, 46.4 million pounds of lead and 17.9 million pounds of zinc, representing increases of 3.5%, 42.1% and 1.1% in production of silver equivalent, gold and lead, respectively, and a decrease of 5.3% in zinc production compared to those of the nine months ended December 31, 2024, in which we produced 5.3 million ounces of silver (5.7 million ounces of silver equivalent), 4,385.0 ounces of gold, 45.9 million pounds of lead and 18.9 million pounds of zinc. The volume of silver production remains relatively stable across the aforementioned periods.

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Production Costs

Our production costs comprise mining cost, shipping cost and milling cost. For the fiscal year ended March 31, 2024 and 2025 and the nine months ended December 31, 2024 and 2025, our product costs were USD88.6 million, USD108.4 million, USD73.7 million and USD85.6 million, respectively.

Sales and Revenue

During the Track Record Period, we generated revenue from the sales of metal produced in the two operating mines, the Ying Project and the GC Mine.

The following table provides a breakdown of sales volume, revenue and average selling price for each type of metal by mining origin for the periods indicated therein:

	For the fiscal year ended March 31,						For the nine months ended December 31,
	2024			2025			2024			2025
	Ying Project	GC Mine	Total	Ying Project	GC Mine	Total	Ying Project	GC Mine	Total	Ying Project	GC Mine	Total
Metal Sales Volume
— Silver (million ounces)	5.7	0.5	6.2	6.4	0.5	6.9	4.9	0.4	5.3	5.0	0.4	5.4
— Gold (ounces)	7,268.0	—	7,268.0	7,577.0	—	7,577.0	4,112.0	—	4,112.0	6,234.0	—	6,234.0
— Lead (million pounds)	54.3	6.3	60.6	56.8	5.5	62.3	41.3	4.7	46.0	42.2	4.2	46.4
— Zinc (million pounds)	8.2	15.0	23.3	8.6	14.9	23.5	6.5	12.5	19.0	5.2	12.7	17.9

Revenue
— Silver (millions of USD)	116.4	7.9	124.2	175.9	10.8	186.8	133.1	9.2	142.3	191.2	10.3	201.5
— Gold (millions of USD)	13.0	—	13.0	17.8	—	17.8	9.0	—	9.0	19.9	—	19.9
— Lead (millions of USD)	47.0	5.4	52.3	54.7	5.2	60.0	40.5	4.5	45.0	40.2	3.9	44.1
— Zinc (millions of USD)	6.9	12.1	19.1	9.6	16.4	26.0	7.4	13.9	21.3	5.4	12.7	18.1
— Others(1) (millions of USD)	4.5	1.9	6,.4	5.3	2.9	8.3	3.9	2.3	6.2	4.4	2.7	7.1
— Total Revenue (millions of USD)	187.8	27.3	215.1	263.5	35.4	298.9	193.8	30.0	223.8	261.1	29.7	290.8

Price
— Silver (USD per ounce)	20.4	15.2	19.9	27.5	20.6	27.0	27.3	20.6	26.7	38.5	26.8	37.7
— Gold (USD per ounce)	1,792.0	—	1,792.0	2,351.0	—	2,351.0	2,198.0	—	2,198.0	3,197.0	—	3,197.0
— Zinc (USD per pound)	0.8	0.8	0.8	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.0	1.0
— Lead (USD per pound)	0.9	0.9	0.9	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.9	1.0

Note:

(1)      Others mainly represent other metals generated during our production such as copper as well as waste rock.

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Major Mining Licences, Permits and Authorisations

As at the Latest Practicable Date, we held a total of 22 valid mining licences, permits and authorisations for our Major Mining Assets, including (i) five production licences for the Ying Property, (ii) one production licence for the GC Mine; (iii) seven concessions for the El Domo Project; (iv) seven concessions for the Condor Project; and (v) one exploration licence and one production licence for the Chaarat Gold Project. We were in the process of applying for a new gold-focused mining licence for the BYP Project.

Our mining licences are generally valid for several years to over thirty years. We aim to renew our mining licences, including production or exploration licences or concessions, before their respective expiry dates. As advised by our PRC Legal Adviser, Ecuadorian Legal Adviser and Kyrgyzstan Legal Adviser, respectively, save for what discussed in the notes to the table below, we do not expect any material legal impediment in renewing our mining-related licences or permits in the PRC, Ecuador, and the Kyrgyz Republic if we submit our application in accordance with the relevant laws and regulations. For details of relevant risks, see “Risk Factors — Risks Relating to Our Industry and Business — The permits and licences required for our mining and exploration operations may not be granted or renewed.”

The following table sets forth information regarding our relevant mining-related licences as at the Latest Practicable Date.

Ying Property

Type	Area and Licence Name	Mine/projects	Mining Licences Number	Sq. km	Expiry Date
Production	Yuelianggou Lead-zinc-silver Mine	SGX and HZG	C4100002009093210038549	19.6	September 24, 2035

Production	Haopinggou Lead-zinc-gold Mine	HPG	C4100002016043210141863	6.2	April 29, 2028

Production	Tieluping-Longmen Silver-lead Mine	TLP, LME and LMW	XC4100002016064210142239	22.6	February 26, 2041

Production	Dongcaogou Gold-silver Mine)	DCG	C4100002015064210138848	19.8	June 16, 2037

Production	Shanzhou District Kuanping Silver-Gold Mine of Henan Xinbaoyuan Mining Co., Ltd.	KP	C4100002022124211000099	7.0	March 13, 2029

GC Mine

Type	Area and Licence Name	Mining Licence Number	Sq. km	Expiry Date
Production	GC Lead and Zinc Mine of Guangdong Found Mining Co., Ltd.	C1000002010113210083333	5.5	November 24, 2040

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El Domo Project

		Tenement
Type	Name	Number	Area (hectare)	County	Province	Expiry Date
Concession(1)	Jordan 1	700918	2,200.0	Ventanas, Echeandia	Los Rios, Bolivar	April 26, 2035

Concession	Jordan 2	200652	1,639.5	Echeandia, Guaranda	Bolivar	March 14, 2035

Concession	Las Naves	200508	1,458.0	Las Naves, Guaranda	Bolivar	March 6, 2033(2)

Concession	Las Naves 1	200627	3,200.0	Guaranda	Bolivar	March 14, 2035

Concession	Las Naves 2	200628	3,700.0	Guaranda, Las Naves	Bolivar	March 14, 2035

Concession	Las Naves 3	200629	4,815.0	Las Naves, Guaranda, Ventanas, Echeandia	Bolivar, Los Rios	March 14, 2035

Concession	Las Naves 5	700885	4,525.0	Ventanas, Las Naves	Los Rios, Bolivar	April 26, 2035

Condor Project

Type	Name	Cadastral Code	Area (hectare)	Expiry Date
Concession	Viche Conguime Cuerpo 1	2024	1,078.6	August 31, 2031

Concession	Viche Conguime Cuerpo 1 Sur	50001609	788.7	May 20, 2031

Concession	Viche Conguime Cuerpo 2	2024A	2,410.0	February 4, 2046

Concession	Chinapintza	2024.1	53.7	August 31, 2031

Concession	Chinapintza Oeste	2024.1	97.5	June 3, 2031

Concession	Chinapintza Sur	2024.1	6.1	June 3, 2031

Concession	Escondida	50000497	1,000.0	February 17, 2042

Chaarat Gold Project

Type	Province	Tenement Number	Area (hectare)	Expiry Date
Production	Chatkal Region	3117AE	700.0	June 25, 2062(3)

Exploration	Chatkal Region	3319AP	2,743.0	September 7, 2026(4)

Notes:

(1)	According to our Ecuadorian Legal Adviser, in Ecuador, mining concessions grant the concessionaire exclusive rights to explore and exploit subsoil mineral resources within a defined area, as awarded by the Ministry of Energy and Mines of Ecuador. However, surface rights within the concession area are not transferred. Concessionaires must comply with ongoing administrative and environmental obligations, including obtaining and maintaining an environmental licence, in order to keep the concessions in good standing. Prior to commencing exploitation, concessionaires of large-scale projects (i.e., those producing over 1,000 tonnes per day for underground mining or over 2,000 tonnes per day) are also required to enter into an exploitation contract with the Ministry of Energy and Mines. For further details on Ecuadorian mining authorisations, see “Regulatory Overview — Regulations in Ecuador”.

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BUSINESS

(2)	According to our Ecuadorian Legal Adviser, the term of the Las Naves concession may not fully cover the LoM of the El Domo Project. In a resolution concerning the Las Naves concession dated August 2, 2025, the Ministry of Energy and Mines of Ecuador imposed conditions for renewal: (1) the mining concessionaire discovers new mineral resources in the concession as a result of new exploration activities, and (2) that the term of the exploitation stage is insufficient to exploit the new mineral resources discovered. The concession may be renewed for additional 25 years, subject to approval by the Ministry of Environment and Energy of Ecuador. As at the Latest Practicable Date, a request for renewing the Las Naves concession had been filed, pending a granting resolution by the Ministry of Environment and Energy of Ecuador.

(3)	According to our Kyrgyzstan Legal Adviser, the extended validity period until June 25, 2062 is subject to certain conditions and a reduction mechanism pursuant to the Licensing Agreement No. 5 to the Licence 3117 AE dated April 2, 2026. In particular, we are required to invest USD150 million in favor of Chaarat ZAAV. If this investment commitment is not met, the licensing authority may proportionally reduce the term of the extended validity period, but any failure or delay in meeting the investment commitment caused by the process of removing the affected area at the Chaarat Gold Project from the Western Tien-Shan UNESCO Natural Heritage Site shall not trigger the reduction. In addition, we are required to implement an industrial development programme with a mining capacity of 2,800 thousand tonnes per year from 2026 onwards, pay a licence retention fee, and implement a local community development programme approved by the relevant local self-government body.

(4)	Based on the terms provided in the cooperation agreement signed between us and the NIA, our Kyrgyzstan Legal Adviser does not foresee any major legal obstacles to the successful renewal of the licence or its conversion into a production licence. Our Directors also believe there is no major obstacles for us to renew the licence or converse it into a production licence.

Ying Property

Introduction

The Ying Property consists of the Ying Project and the KP Project.

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BUSINESS

The Ying Project forms an operating silver-lead-zinc underground mining project, including seven underground mines, namely SGX Mine, HZG Mine, HPG Mine, TLP Mine, LME Mine, LMW Mine and DCG Mine. Covering an area of 68.3 km2, according to the Ying Report, the Ying Project is situated 240 km west-southwest of Zhengzhou, the capital city of Henan Province, the PRC, and 145 km southwest of Luoyang, which is the nearest major city. As at the Latest Practicable Date, we held 77.5% ownership interests of the Ying Project’s all seven underground mines, through Henan Found. Through an internal arrangement, Henan Huawei held 80.0% beneficial interests of HPG Mine and LME Mine. In 2006, we commenced mining at the Ying Project. In 2025, the Ying Project ranked No. 1 mining district in China in terms of silver production volume.

The KP Project is a silver-lead-zinc-gold project under construction, located 34 km to the southeast of Sanmenxia City, Henan Province, the PRC, according to the Ying Report, and covers an area of 7.0 km2. As at the Latest Practicable Date, we held a 77.5% interest in the KP Project through Henan Found, a non-wholly owned subsidiary, which acquired a 100% interest in the KP Project through an online open auction. Following receipt of all required permits and licences, mine construction commenced at the KP Project in the first quarter of the fiscal year ended March 31, 2026. Commercial production is projected to commence at the KP Project in the fiscal year ended March 31, 2027 and continue through the fiscal year ended March 31, 2030.

Operation Performance of the Ying Project

According to the Ying Report, the Ying Project represents a viable operation with a projected life of mine (“LoM”) through to the fiscal year ended March 31, 2042 based on its Proven and Probable Reserves. According to the Ying Report, there remains significant potential to extend the LoM beyond 2042 via further exploration and development, particularly in areas with identified Inferred Resources.

In the fiscal year ended March 31, 2025, a total of 1,013.7 thousand tonnes of ore with head grades of 212.0 g/t for silver, 2.8% for lead, and 0.6% for zinc were processed at the Ying Project, representing an year-over-year growth of 24.2% compared to 816.1 tonnes processed with head grades of 231.0 g/t for silver, 3.4% for lead, and 0.7% for zinc for the fiscal year ended March 31, 2024.

For the nine months ended December 31, 2025, a total of 876.8 thousand tonnes of ore with head grades of 204.0 g/t for silver, 2.6% for lead, and 0.5% for zinc were processed at the Ying Project, representing a year-over-year growth of 23.5% compared to 709.4 thousand tonnes processed with head grades of 239.0 g/t for silver, 3.0% for lead, and 0.6% for zinc for the nine months ended December 31, 2024.

Production at the Ying Project has increased consistently. For the fiscal year ended March 31, 2024, the Ying Project produced 5.7 million ounces of silver, 6.3 million ounces of silver equivalent, 7,268.0 ounces of gold, 56.3 million pounds of lead and 8.2 million pounds of zinc. For the fiscal year ended March 31, 2025, production increased to 6.4 million ounces of silver, 7.1 million silver equivalent ounces, 7,495.0 ounces of gold, 56.8 million pounds of lead and 8.6 million pounds of zinc, representing a year-over-year production increase of 13.3%, 11.0%, 3.1%, 1.0% and 4.1%, respectively. For the nine months ended December 31, 2025, the Ying Project produced 5.0 million ounces of silver, 5.5 million ounces of silver equivalent, 6,231.0 ounces of gold, 42.2 million pounds of lead and 5.2 million pounds of zinc, representing increases of 1.8%, 4.8%, 42.1% and 2.3% in production of silver, silver equivalent, gold and lead, respectively, and a decrease of 20.8% in zinc production, compared with the same period in 2024, in which the Ying Project produced 4.9 million ounces of silver, 5.2 million ounces of silver equivalent, 4,385.0 ounces of gold, 41.3 million pounds of lead and 6.5 million pounds of zinc.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

BUSINESS

For the fiscal years ended March 31, 2024 and 2025, and the nine months ended December 31, 2024 and 2025, the AISC per ounce of silver, net of by product credits, was USD8.8, USD 9.7, USD9.2 and USD11.0, respectively.

The table below sets forth the volume of ore production and metal production during the Track Record Period.

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
Ore Mined (thousand tonnes)	827.1	1,030.4	825.4	918.5
Ore Milled (thousand tonnes)
— Silver ore	757.9	927.2	662.0	787.3
— Gold ore	58.3	86.5	47.5	89.4
Total	816.1	1,013.7	709.4	876.8

Average Head Grades
— Silver (g/t)	231.0	212.0	239.0	204.0
— Lead (%)	3.4	2.8	3.0	2.6
— Zinc (%)	0.7	0.6	0.6	0.5

Average Recovery Rates
— Silver (%)	94.9	94.7	94.8	95.5
— Gold (%)(1)	92.0	92.9	93.6	93.5
— Lead (%)	95.1	93.6	94.1	93.8
— Zinc (%)	70.6	69.7	70.6	64.2

Metal Production
— Silver (million ounces)	5.7	6.4	4.9	5.0
— Gold (ounces)	7268.0	7,495.0	4,385.0	6,231.0
— Lead (million pounds)	56.3	56.8	41.3	42.2
— Zinc (million pounds)	8.2	8.6	6.5	5.2

Cost Data(2)
— Mining cost (USD/tonne)	70.3	74.1	75.2	64.7
— Shipping cost (USD/tonne)	3.4	3.4	3.3	3.0
— Milling cost (USD/tonne)	12.0	11.0	10.8	12.4
— Cash cost (USD/tonne)	85.7	88.5	89.2	80.2
— AISC (USD/tonne)	141.8	139.3	146.6	134.1
— Cash cost per ounce of silver, net of by-product credits (USD)	—	0.6	(0.1)	0.3
— AISC per ounce of silver, net of by-product credits (USD)	8.8	9.7	9.2	11.0

Notes:

(1)	Gold recovery only refers to the recovery rate for gold ore processed.

(2)	Alternative performance (non-IFRS) measure.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

BUSINESS

Mineral Resources and Mineral Reserves

According to the Ying Report, the mineral resources and mineral reserves for the Ying Property as at December 31, 2025 were set forth in the following tables:

Summary of Resources

Category	Tonnes	Average Grades					Contained Metal
	(Million)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (Moz)	Au (Koz)	Cu (Kt)	Pb (Kt)	Zn (Kt)
Measured	21.0	164.0	0.2	0.1	2.6	0.8	110.2	98.9	13.4	547.7	162.5
Indicated	21.2	128.0	0.2	0.1	1.9	0.6	87.4	131.8	14.7	396.1	121.8
Measured + Indicated	42.2	146.0	0.2	0.1	2.2	0.7	197.6	230.6	28.1	943.8	284.2
Inferred	13.6	120.0	0.3	0.1	1.8	0.6	52.3	142.4	10.6	248.7	78.4

Notes:

(1)	CIM Definition Standards (2014) were used for reporting.

(2)	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

(3)	Metal prices: gold USD3,200/troy ounce (oz), silver USD35.00/troy oz, lead USD1.03 per pound (lb), zinc USD1.36/lb, copper USD4.74/lb

(4)	Exchange rate: RMB 7.00: USD1.00.

(5)	Mineral Resources exclude the first 5 m below surface.

(6)	Veins diluted to minimum extraction width of 0.4 m after estimation except for HZG which was modelled to a minimum width of 0.4 m.

(7)	COGs: SGX 75 g/t AgEq; HZG 75 g/t AgEq; HPG 0.95 g/t AuEq; TLP 65 g/t AgEq; LME 70 g/t AgEq; LMW silver rich veins 65 g/t AgEq; LMW gold rich veins 0.85 g/t AuEq; DCG 80 g/t AgEq, KP 90 g/t AgEq.

(8)	AgEq equivalent formulas by mine for silver rich veins:

•	SGX = Ag g/t + 21.3351 * Pb% + 15.7268 * Zn% + 37.3575 * Cu%.

•	HZG = Ag g/t + 19.557 * Pb% + 39.5464 * Cu%.

•	TLP = Ag g/t + 20.4155 * Pb% + 37.2718 * Cu%.

•	LME = Ag g/t + 19.3704 * Pb% + 8.3614 * Zn% + 36.0026 * Cu%.

•	LMW = Ag g/t + 20.6682 * Pb% + 38.6489 * Cu%.

•	DCG = Ag g/t + 19.1772 * Pb% + 33.4296 * Cu%.

(9)	AuEq equivalent formulas by mine:

•	HPG (all veins) = Au g/t+0.0119*Ag g/t+0.2544*Pb%+0.1888*Zn%+0.4926*Cu%.

•	LMW (gold rich veins: LM21, LM22, LM26, LM27, LM28, LM28a, LM50, LM50_3, LM51, LM52, LM53, LM54, LM54_1, LM54_2, LM55, LM58, LM58_1, LM59, LM59_2) = Au g/t + 0.0133 * Ag g/t + 0.2748 * Pb% + 0.5139 * Cu%.

(10)	AgEq formulas used for significant gold bearing veins:

•	SGX (Veins S16W, S18E, S21, S74) = Ag g/t + 52.7753 * Au g/t + 21.3351 * Pb% + 15.7268 * Zn% + 37.3575 * Cu%.

•	TLP (T50, T51, T52, T53) = Ag g/t + 54.8113 * Au g/t + 20.4155 * Pb% + 37.2718 * Cu%.

•	LME (Vein LM4E2) = Ag g/t + 46.0927 * Au g/t + 19.3704 * Pb% + 8.3614 * Zn% + 36.0026 * Cu%.

•	DCG (C76, C9_1, C9_2, C9_3, C9_4, C9_5, C9_6, C9E1, C9E3, C9W1) = Ag g/t + 76.6609 * Au g/t + 19.1772 * Pb% + 33.4296 * Cu%.

•	KP (all veins) = Ag g/t + 76.6609 * Au g/t + 19.1772 * Pb% + 17.9076 * Zn% + 33.4296 * Cu%.

(11)	Depleted for mine production to 31 December 2025. Non-recoverable Mineral Resources (sterile areas due to the proximity to stopes, unstable ground or where access to the vein is limited) defined as at 31 December 2025.

(12)	Numbers may not compute exactly due to rounding.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

BUSINESS

Summary of Reserves

Category	Tonnes	Average Grades					Contained Metal
	(Million)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (Moz)	Au (Koz)	Cu (Kt)	Pb (Kt)	Zn (Kt)
Proven	10.4	179.0	0.2	0.0	2.7	0.9	59.9	50.8	3.9	282.0	90.4
Probable	8.7	167.0	0.2	0.0	2.2	0.7	46.6	56.3	2.7	190.1	61.7
Proven + Probable	19.1	174.0	0.2	0.0	2.5	0.8	106.5	107.1	6.7	472.1	150.2

Notes:

(1)	Cut-off grades (AgEq g/t): SGX — 180 Resuing, 155 Shrinkage; HZG — 150 Resuing, 130 Shrinkage; HPG — 195 Resuing (2.10 AuEq), 175 Shrinkage (1.90 AuEq); TLP — 160 Resuing, 135 Shrinkage; LME — 170 Resuing, 145 Shrinkage, 145 Room & Pillar; LMW — 170 Resuing, 150 Shrinkage, 150 Longhole, 150 Room & Pillar (1.8 g/t AuEq); DCG — 220 Resuing, 195 Shrinkage; KP-225 Resuing, 205 Shrinkage.

(2)	Stope Marginal cut-off grades (AgEq g/t): SGX — 155 Resuing, 130 Shrinkage; HZG — 130 Resuing, 110 Shrinkage; HPG — 165 Resuing (1.80 AuEq), 145 Shrinkage (1.60 AuEq); TLP — 230 Resuing, 1.95 Shrinkage; LME — 135 Resuing, 105 Shrinkage, 105 Room & Pillar; LMW 135 Resuing, 110 Shrinkage, 110 Longhole, 110 Room & Pillar (1.35 AuEq); DCG — 145 Resuing, 125 Shrinkage.

(3)	Development Ore cutoff grades (AgEq g/t): SGX — 100; HZG — 80; HPG — 115; TLP — 90; LME — 80; LMW — 90; DCG — 9; KP — 95.

(4)	Unplanned dilution (zero grade) assumed as 0.05 m on each wall of a resuing stope and 0.10 m on each wall of a shrinkage stope. 20% unplanned dilution assumed for LMW longhole. 27%, 31%, and 62% average dilution assumed for Room & Pillar at LME, LMW, and KP, respectively.

(5)	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage, room and pillar, and longhole.

(6)	Metal prices: gold USD2,800/troy oz, silver USD28.00/troy oz, lead USD0.90/lb, zinc USD1.20/lb, copper USD4.40/lb.

(7)	Exchange rate assumed is RMB 7.00: USD1.00.

(8)	Numbers may not compute exactly due to rounding.

Development Plan and Planned Production Schedule

As at the Latest Practicable Date and as discussed in the Ying Report, in addition to the two processing plants, namely the Ying Plant 1 and the Ying Plant 2, a third processing plant was under design and construction planning to meet the increasing demand for ore processing. Upon commencement of operation of the third processing plant at the Ying Property, the aggregate milling capacity at the Ying Property is expected to increase to 6,500 tonnes per day.

Annual ore production is projected to increase from approximately 1.2 million tonnes for the fiscal year ended March 31, 2026, to approximately 1.6 million tonnes for the period from the fiscal year ended March 31, 2029 to the fiscal year ended March 31, 2031. Following this peak, annual ore production is projected to gradually decrease to approximately 1.5 million tonnes for the fiscal year ended March 31, 2034, and continue to decline thereafter to a level of approximately 300,000 tonnes by the fiscal year ended March 31, 2042.

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BUSINESS

As set forth in the Ying Report, the following chart sets forth the planned mining and production schedule for the operations in the Ying Property for the period indicated over is LoM.

SGX	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	73	370	441	481	507	519	503	503	511	509	512	487	477	407	398	331	214	7,243
Au (g/t)	0.11	0.09	0.01	0.06	0.04	0.02	0.05	0.06	0.03	0.08	0.04	0.03	0.05	0.03	0.01	0.01		0.04
Ag (g/t)	215	215	215	215	215	214	212	212	208	204	196	191	184	183	178	162	140	200
Pb (%)	4.02	4.26	4.25	4.04	3.67	3.98	3.96	3.82	3.94	4.19	3.71	3.77	3.52	3.51	4.03	3.73	3.09	3.87
Zn (%)	1.68	1.64	1.67	1.72	1.69	2.16	1.83	1.98	1.93	1.57	1.88	1.71	1.89	1.95	2.07	1.64	1.4	1.81
Cu (%)
AgEq (g/t)	345	348	344	342	332	346	339	339	336	334	317	310	301	300	309	278	236	324

HZG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	11	100	100	100	100	100	100	101	101	100	97	76						1,086
Au (g/t)
Ag (g/t)	176	206	202	202	203	205	206	202	202	201	182	161						198
Pb (%)	0.56	0.68	0.79	0.73	0.72	0.63	0.56	0.83	0.84	0.66	0.61	0.56						0.69
Zn (%)
Cu (%)	0.29	0.28	0.35	0.34	0.33	0.29	0.34	0.23	0.19	0.2	0.23	0.23						0.28
AgEq (g/t)	201	233	235	233	234	232	233	230	229	224	206	183						225

HPG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	20	115	116	119	125	130	131	132	132	132	107	88						1,348
Au (g/t)	0.8	0.82	1.08	1.28	1.27	1.07	1.01	0.88	1.14	0.58	0.65	1.14						0.99
Ag (g/t)	63	63	63	56	54	65	64	70	64	71	71	23						62
Pb (%)	2.22	2.29	1.73	1.97	2.21	2.81	2.97	3.04	2.29	3.2	2.83	1.61						2.48
Zn (%)	0.62	0.6	0.46	0.73	0.57	0.49	0.68	0.86	0.47	0.91	0.73	0.59						0.65
Cu (%)	0.09	0.1	0.1	0.06	0.06	0.04	0.06	0.06	0.1	0.06	0.04	0.02						0.07
AgEq (g/t)	204	207	217	236	237	240	242	240	236	219	212	178						225

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TLP	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	84	332	373	416	413	402	393	362	340	306	255	248	142					4,066
Au (g/t)
Ag (g/t)	158	160	170	167	170	162	158	152	135	122	91	77	73					145
Pb (%)	2.33	2.31	2.13	2.1	1.88	2.09	2.08	2.18	2.4	1.63	2.59	2.61	2.6					2.18
Zn (%)
Cu (%)
AgEq (g/t)	210	212	217	214	212	209	205	200	188	158	149	135	131					193

LM East	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	23	101	104	128	148	147	154	157	156	158	158	160	160	152	152	143	88	2,289
Au (g/t)				0.04					0.17	0.01	0.19		0.09					0.03
Ag (g/t)	217	236	257	239	226	238	229	225	232	213	223	210	206	225	230	230	228	227
Pb (%)	0.97	0.98	1.01	1.04	1.23	0.88	1.03	1.39	0.99	0.89	0.74	0.79	1.18	1.24	1.37	1.05	1.01	1.05
Zn (%)	0.2	0.22	0.22	0.26	0.23	0.23	0.33	0.29	0.27	0.19	0.22	0.17	0.26	0.19	0.2	0.33	0.32	0.24
Cu (%)
AgEq (g/t)	239	259	281	265	254	259	254	257	264	234	250	228	238	253	261	256	253	253

LM West	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	66	235	250	250	249	247	247	242	229	170	132	107	51					2,475
Au (g/t)	0.61	0.52	0.51	0.48	0.53	0.39	0.42	0.27	0.17	0.15	0.19	0.22	0.41					0.38
Ag (g/t)	150	180	167	172	165	178	165	166	166	172	173	164	123					168
Pb (%)	1.13	1.23	1.28	1.16	1.05	1.16	1.24	1.43	1.67	1.42	1.21	1.51	2.38					1.31
Zn (%)
Cu (%)	0.16	0.16	0.12	0.16	0.14	0.12	0.1	0.09	0.05	0.09	0.14	0.05	0.03					0.11
AgEq (g/t)	233	258	244	245	239	241	232	224	220	220	222	218	212					234

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DCG	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	1	22	21	53	55	55	56	54	47									365
Au (g/t)	1.21	2.11	2.27	2.09	1.79	1.59	1.02	1.01	0.91									1.5
Ag (g/t)	27	39	35	40	36	27	32	30	30									33
Pb (%)	0.86	0.94	0.34	0.24	0.59	0.46	2.01	1.66	1.97									1.08
Zn (%)
Cu (%)
AgEq (g/t)	146	235	233	220	198	170	159	150	148									181

KP	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)		35	97	97	18													248
Au (g/t)		0.4	0.63	0.76	0.8													0.66
Ag (g/t)		132	178	151	142													158
Pb (%)		0.83	1.13	1.21	1.09													1.12
Zn (%)		1.24	2.38	2.48	1.6													2.2
Cu (%)
AgEq (g/t)		207	302	289	264													281

Ying Mine	FY2026Q4	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	Total LOM
Production (kt)	278	1,308	1,503	1,644	1,616	1,600	1,584	1,552	1,516	1,374	1,261	1,166	830	559	550	474	302	19,119
Au (g/t)	0.24	0.24	0.24	0.3	0.26	0.21	0.2	0.17	0.18	0.11	0.12	0.12	0.07	0.02	0.01	0.01	0	0.18
Ag (g/t)	169	177	181	176	177	179	174	173	169	170	164	152	165	194	192	183	166	174
Pb (%)	2.29	2.38	2.32	2.24	2.15	2.36	2.42	2.48	2.54	2.55	2.54	2.54	2.84	2.89	3.3	2.92	2.49	2.47
Zn (%)	0.5	0.57	0.69	0.72	0.61	0.76	0.67	0.74	0.72	0.69	0.86	0.78	1.14	1.47	1.56	1.24	1.08	0.79
Cu (%)	0.06	0.06	0.05	0.05	0.05	0.04	0.04	0.03	0.03	0.03	0.04	0.02	0	0	0	0	0	0.03
AgEq (g/t)	252	264	270	268	261	266	260	258	256	250	247	235	254	287	296	271	241	260
Ag (t)	47	232	272	290	285	286	276	268	257	234	207	178	137	109	106	87	50	3,320

Notes

Numbers may not compute exactly due to rounding.

Low zinc grades with minimal value not included for HZG, TLP, LME, LMW, and DCG.

DCG mine plan includes ~ 40kt of Inferred Resources not material to Ying Mineral Reserves.

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GC Mine

Introduction

According to the GC Report, the GC Mine is a silver-lead-zinc underground mine located in Guangdong Province, the PRC, accessible from Guangzhou, the capital city of the province via a 178-km express highway to Yunfu, followed by a 48-km paved road. As at the Latest Practicable Date, we owned a 99% interest of the GC Mine. We completed the first phase of exploration work on the GC Mine in 2008. Detailed systematic drilling commenced in 2011 and had been ongoing as at the Latest Practicable Date. We commenced commercial production at the GC Mine in 2014.

Operation Performance

According to the GC Report, our mine plan projects a LoM of approximately 18 years for the GC Mine at a production rate of about 363 thousand tonnes per year, with potential to extend it further after 2043.

For the fiscal year ended March 31, 2024, the GC Mine produced 0.5 million ounces of silver, 6.9 million pounds of lead and 15.2 million pounds of zinc. For the fiscal year ended March 31, 2025, output was 0.5 million ounces of silver, 5.3 million pounds of lead and 14.8 million pounds of zinc, showing relatively stable silver production and year-over-year decreases of 23.2% and 2.6% in the production of lead and zinc, respectively.

For the nine months ended December 31, 2025, the GC Mine produced 0.4 million ounces of silver, 4.2 million pounds of lead and 12.7 million pounds of zinc, representing year-over-year decreases of 20.0% and 8.7% in silver and lead production, respectively, and a year-over-year increase of 2.4% in zinc production, compared with the same period in 2024, when the GC Mine produced 0.5 million ounces of silver, 4.6 million pounds of lead and 12.4 million pounds of zinc.

For the fiscal years ended March 31, 2024 and 2025, and the nine months ended December 31, 2024 and 2025, the AISC per ounce of silver, net of by-product credits, was USD11.1, USD3.1, USD1.1 and USD3.7, respectively.

The following table sets forth the volume of ore production and metal production at the GC Mine during the Track Record Period:

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
Ore Mined (thousand tonnes)	290.0	305.0	263.5	246.1
Ore Milled (thousand tonnes)	290.1	299.0	257.3	238.2
Average Head Grades
— Silver (g/t)	69.0	67.0	67.0	61.0
— Lead (%)	1.2	0.9	0.9	0.9
— Zinc (%)	2.6	2.5	2.5	2.7

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	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
Average Recovery Rates
— Silver (%)	82.0	83.1	83.0	85.6
— Lead (%)	90.5	89.3	89.6	89.4
— Zinc (%)	90.0	90.3	90.3	91.4

Metal Production
— Silver (million ounces)	0.5	0.5	0.5	0.4
— Lead (million pounds)	6.9	5.3	4.6	4.2
— Zinc (million pounds)	15.2	14.8	12.4	12.7

Cost Data(1)
— Mining cost (USD/tonne)	43.0	38.5	35.8	42.6
— Milling cost (USD/tonne)	17.0	16.5	15.6	15.2
— Cash cost (USD/tonne)	59.4	55.0	51.4	57.8
— AISC (USD/tonne)	85.2	83.4	77.9	82.9

— Cash cost per ounce of silver, net of by-product credits (USD)	(4.7)	(14.7)	(15.8)	(13.2)
— AISC per ounce of silver, net of by-product credits (USD)	11.1	3.1	1.1	3.7

Notes:

(1)	Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

Mineral Resources and Mineral Reserves

According to the GC Report, the mineral resources and mineral reserves for the GC Mine as at December 31, 2025 were set forth in the following tables:

Summary of Mineral Resources

Category	Tonnes	Average Grades			Contained Metal
	(Million)	Ag (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Pb (Kt)	Zn (Kt)
Measured	9.0	66.0	1.0	2.4	19.1	91.0	219.0
Indicated	9.3	64.0	0.8	2.0	19.2	76.0	190.0
Measured + Indicated	18.3	65.0	0.9	2.2	38.3	167.0	408.0
Inferred	7.4	75.0	0.8	1.9	17.7	62.0	140.0

Notes:

(1)	Mineral Resource are reported at a cut-off grade of 80 g/t AgEq.
(2)	The totals may not compute exactly due to rounding.
(3)	The veins within the depth less than 5m below surface are not included in the Mineral Resource

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Summary of Mineral Reserves

Category	Tonnes	Average Grades			Contained Metal
	(Million)	Ag (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Pb (Kt)	Zn (Kt)
Proven	3.6	59.0	1.0	2.3	6.8	34.0	81.0
Probable	2.6	67.0	0.8	2.2	5.7	22.0	57.0
Proven + Probable	6.2	63.0	0.9	2.2	12.5	56.0	138.0

Notes:

(1)	Any differences between totals and sum of components are due to rounding.
(2)	100 g/t AgEq and 130 g/t AgEq COG was applied to Shrinkage (including overhand cut & fill) and resuing stopes, respectively.
(3)	The COG estimates are based on the forecast prices 31 USD/oz silver, 2,000 USD/t lead, and 2,800 USD/t zinc.
(4)	The Mineral Reserves are reported at the reference point of ROM stockpile before crushing or directly crushing.

Planned Production Schedule

Annual ore production is forecasted to increase from the current level of approximately 345 kt to about 365 kt for the period 2026−2028 and then stabilise at around 373 kt from 2029 for the remainder of the planned mine life.

As set forth in the GC Report, the following chart sets forth the planned mining and production schedule for the operations in the GC Mine for the period indicated therein.

Year	ROM	AgEq	Ag	Pb	Zn	Capital Dev	Exploration Dev	Stope Dev	Total Dev
Unit	kt	g/t	g/t	%	%	metre	metre	metre	metre
2026	345	168	58	0.97	2.44	3,978	13,932	10,890	28,800
2027	350	176	62	1.06	2.5	7,390	5,913	6,828	20,131
2028	365	164	62	0.98	2.22	9,122	1,578	15,683	26,384
2029	372	164	68	0.93	2.04	4,216	1,918	14,826	20,959
2030	372	172	68	0.88	2.35	3,064	1,814	15,520	20,398
2031	373	171	68	0.84	2.35	1,217	1,934	15,652	18,803
2032	373	166	68	0.82	2.2	749	1,895	15,191	17,835
2033	372	169	62	0.89	2.44	795	3,493	13,401	17,688
2034	373	151	59	0.88	1.99	518	3,012	14,927	18,456
2035	372	162	63	0.86	2.2	561	2,328	13,687	16,576
2036	372	168	66	0.87	2.29	357	2,163	15,114	17,634
2037	373	160	65	0.86	2.1	388	2,490	13,784	16,661
2038	373	161	56	1.02	2.24	471	2,406	14,766	17,643
2039	373	154	60	0.95	2	827	1,963	14,314	17,104
2040	372	158	59	0.88	2.2	532	1,457	12,168	14,157
2041	372	156	58	0.85	2.18	744	2,775	8,694	12,212
2042	223	165	62	1.05	2.18	147	562	7,329	8,038
2043	62	161	60	0.84	2.27	0	0	1,305	1,305
LOM total	6,186	163	63	0.91	2.23	35,075	51,632	224,077	310,785

Notes:

1	ROM stands for run of mine, which includes dilution and ore loss.
2	Dev stands for drive development
3	Stope Prep stands for stope preparation development
4	Inferred Mineral Resources are not included.
5	ROM is considered feed the processing plant directly or rehandled from the temporary stockpile. Therefore, the processing plan is the same as mine schedule.

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El Domo Project

Introduction

The El Domo Project is a copper-gold mine under construction, approximately 150 km northeast of the major port city of Guayaquil in central Ecuador. As at the Latest Practicable Date, we held a 75.0% effective interest in the El Domo Project, which was obtained by us through acquiring Adventus in 2024. For details, please refer to “History and Corporate Structure — Our Corporate Development — Our principal subsidiaries by way of acquisitions — Adventus and its subsidiaries” in this Document. Having received all key permits from the Government of Ecuador, the El Domo Project is expected to commence production in mid-2027.

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According to the El Domo Report, the expected LoM for the El Domo Project is 13 years, including approximately 1.5 years of pre-construction and construction, followed by 11.5 years of commercial operation.

Mineral Resources and Mineral Reserves

According to the El Domo Report, the estimated mineral resources and mineral reserves of the El Domo Project as at December 31, 2025 were as follows:

Summary of Mineral Resources

Category	Tonnes	Average Grades					Contained Metal
	(Million)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (Moz)	Au (Koz)	Cu (Kt)	Pb (Kt)	Zn (Kt)
Measured	3.6	46.8	3.1	2.7	0.3	2.6	5.5	362.0	97.4	9.0	94.2
Indicated	7.8	39.3	1.7	1.5	0.2	2.3	9.8	414.0	114.2	16.1	181.7
Measured + Indicated	11.4	41.7	2.1	1.9	0.2	2.4	15.3	775.0	211.6	25.2	275.9
Inferred	3.8	28.5	0.8	0.5	0.1	1.0	3.5	98.0	17.6	5.0	37.1

Notes:

(1)	CIM (2014) definitions were followed for Mineral Resources.
(2)	Mineral Resources are reported above an NSR cut-off value of USD38/t for potential open pit Mineral Resources and the underground portion are reported using an NSR cut-off value of USD100/t NSR.
(3)	The NSR value is based on estimated processing recoveries, assumed metal prices, and smelter terms, which include payable factors treatment charges, penalties, and refining charges：84.9 *[Cu] (%) +46.9*[Au] (g/t) + 0.6*[Ag] (g/t) + 3.4 *[Pb] (%) + 19.8*[Zn] (%)
(4)	Mineral Resources are estimated using the metal price assumptions: USD10,700/t Cu, USD3,000/ oz Au, USD40/oz Ag, USD2,300/t Pb, and USD3,220/t Zn.
(5)	Mineral Resources are inclusive of Mineral Reserves.
(6)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(7)	Numbers may not add due to rounding.

Summary of Mineral Reserves

Category	Tonnes	Average Grades					Contained Metal
	(Million)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Ag (Moz)	Au (Koz)	Cu (Kt)	Pb (Kt)	Zn (Kt)
Proven	2.7	48.4	3.3	2.6	0.3	2.6	4.2	285.0	69.3	7.0	70.2
Probable	4.5	47.5	2.1	1.5	0.3	2.6	6.8	299.0	68.4	11.4	117.5
Proven + Probable	7.1	47.8	2.5	1.9	0.3	2.6	11.0	584.0	137.7	18.4	187.7

Notes:

(1)	Any differences between totals and sum of components are due to rounding.
(2)	55 USD/t ROM COV was applied.
(3)	The COV estimates are based on the forecast prices 2,600USD/oz gold, 31 USD/oz silver, 9250 USD/t copper, 2,000 USD/t lead, and 2,800 USD/t zinc.

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Development Plan and Planned Production Schedule

As at the Latest Practicable Date, we were in the process of constructing the El Domo Project. Since the acquisition of Adventus, we have made substantial progress, including:

•	Streamlining operation by moving the management team and key personnel to the project site;

•	Continuing engagement with local communities and government representatives to keep them informed of the construction plans;

•	Advancing detailed engineering, including design optimization with Klohn Crippen Berger (KCB) for the TSF starter dam, Saprolite Waste Dump (SWD) and non-contact water channels, as well as progressing construction activities focused on process plant and the TSF starter dam and advanced project infrastructure, including haul road development and the execution of a power line contract with Ecuadorian state-owned power company.

According to the El Domo Report, the projected LoM for the El Domo Project is 13 years commencing in January 2026, including 1.5 years of the construction period. For the detailed planned production schedule of the El Domo Project over its projected LoM, see “Appendix III — Competent Person’s Report for the El Domo Project — Table 16.7 LOM of El Domo Mine”.

Condor Project

Introduction

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According to the Condor Report, the Condor Project is an advanced exploration project located in the Cordillera del Condor in the Zamora copper-gold metallogenic belt, near the Ecuador-Peru border at the southern end of the Cordillera del Condor. The project consists of the Los Cuyes, Camp, Soledad and Enma deposits, which are characterized by high concentrations of gold, silver, arsenic, antimony, mercury, zinc, lead and selenium, as well as lower concentrations of copper and tellurium. As at the Latest Practicable Date, we held 98.7% of the ownership of the Condor Project, which we obtained through the acquisition of Adventus in 2024. For details, please refer to “History and Corporate Structure — Our Corporate Development — Our principal subsidiaries by way of acquisitions — Adventus and its subsidiaries” in this Document.

Mineral Resources

According to the Condor Report, the mineral resources of the Condor Project as at December 31, 2025 were as follows:

Summary of Underground Extraction Mineral Resources

Category	Tonnes	Average Grades					Contained Metal
	(Million)	AuEq (g/t)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AuEq (koz)	Au (koz)	Ag (koz)	Pb (lb’000)	Zn (lb’000)
Indicated	10.3	2.3	1.9	14.1	0.1	0.5	752.0	619.0	4,659.0	12,538	117,215
Inferred	29.3	2.4	2.0	13.4	0.1	0.6	2,254.0	1,833.0	12,588.0	36,821	367,039

Notes:

(1)	Mineral Resources are reported within a MSO shape for Camp and Los Cuyes with no additional cut off value applied. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. The Mineral Resources are reported on a 100% basis, and not the portion attributable to SVM.
(2)	The resource statement does not include mineralization in the Halo domain of the Los Cuyes, and its economic potential remains to be further investigated in future studies. Optimisations are undertaken using a gold price of USD/oz 3,000, silver price of USD/oz 40, zinc price of USD/lb 1.47 and lead price of USD/lb 1.05.
(3)	1 troy ounce = 31.1034768 metric grams.
(4)	1 metric tonne = 2204.62 lb

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Summary of Open Pit Mineral Resources

Category	Tonnes	Average Grades					Contained Metal
	(Million)	AuEq (g/t)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	AuEq (koz)	Au (koz)	Ag (koz)	Pb (lb’000)	Zn (lb’000)
Indicated	4.7	1.1	1.0	6.9	0.1	0.5	158.9	147.0	1025.0	4,672	55,679
Inferred	20.0	0.7	0.7	6.0	0.0	0.5	468.0	422.0	3841.0	16,592	202,792

Notes:

(1)	Mineral resources are reported in relation to a conceptual pit shell for Soledad and Enma. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. The Mineral Resources are reported on a 100% basis, and not the portion attributable to SVM.
(2)	Open pit Mineral Resources are reported at a cut-off grade of 0.5 g/t AuEq for Enma and 0.4 g/t AuEq for Soledad. Open pit optimizations have been determined using a gold price of USD/oz 3,00, silver price of USD/oz 40, zinc price of USD/lb 1.47 and lead price of USD/lb 1.05.
(3)	1 troy ounce = 31.1034768 metric grams.
(4)	1 metric tonne = 2204.62 lb

As at the Latest Practicable Date, no mineral reserves had been declared for the Condor Project.

Development Plan

We plan to first obtain the environmental permit for small-scale mining in the fiscal year ending March 31, 2027, which permits the development of two 1,500 metre long underground tunnels totalling 3,000 metres that will provide access to main ore bodies, and to carry out underground drilling to upgrade mineral resource categories into measured and indicated. We also plan to pool with two other permitted property owners and the local community to build a mill, a TSF starter dam and associated infrastructure.

Pursuant to the Condor Report, the proposed mine will be accessed via a main portal located at approximately 1,100.0 m elevation, providing access to both the Camp and Los Cuyes deposits through ramps and production levels.

Chaarat Gold Project

Introduction

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According to the Chaarat Gold Project Report, the Chaarat Gold Project is a gold mining project located in the Tian Shan area of the Kyrgyz Republic, approximately 300 km southwest of the national capital, Bishkek, and near the international border with Uzbekistan.

We entered into a share purchase agreement with Chaarat on November 11, 2025 (as amended on December 24, 2025) and a cooperation agreement and a share purchase and shareholders’ agreement with the National Investment Agency under the President of the Kyrgyz Republic on January 16, 2026 in respect of the acquisition and restructuring of Chaart ZAAV. The acquisition of the 100% equity interest in Chaarat ZAAV from Chaarat for a cash consideration USD92 million was completed on January 23, 2026. On April 28, 2026, we transferred 30% equity interest in Chaarat ZAAV to Kyrgyzaltyn, a state-owned entity of Kyrgyz Republic pursuant to the agreements with the National Investment Agency. As a result, Chaart ZAAV has become our 70% owned subsidiary. On May 13, 2026, the consideration of USD60 million (minus the offset bonus payment under applicable Kyrgyz laws) had been fully paid to the NIA after the Kyrgyz government extended the validity period of Chaarat ZAAV’s mining licence from 2032 to 2062. For details, see “History and Corporate Structure — Material Acquisitions Completed After the Track Record Period — Acquisition of Chaarat ZAAV”. As at the Latest Practicable Date, we held a 70.0% interest in the Chaarat Gold Project.

The Kyrgyz Republic is not a member of IOSCO or a signatory to IOSCO MMOU, which may present certain difficulties for the Hong Kong regulators to seek regulatory assistance and inforamtion from the statutory securities regulator in the Kyrgyz Republic on a readily available basis. We would spare no effort in taking actions in order to mitigate such enforcement risk so that Hong Kong regulators can obtain information as to our operations in the Kyrgyz Republic as and when necessary and in a timely manner. Please see “Risk Factors — We face risks associated with our acquisition of Chaarat ZAAV, and failure to successfully integrate its operations could adversely affect our post-acquisition performance and business aspects.”

Mineral Resources

According to the Chaarat Gold Project Report, the mineral resources of the Chaarat Gold Project as at December 31, 2025 were as follows:

Summary of Mineral Resources

Category	Tonnes	Average Grades		Contained Metal
	(Million)	Au (g/t)	Ag (g/t)	Au (Koz)	Ag (Koz)
Measured	—	—	—	—	—
Indicated	51.6	1.5	3.6	2,556.0	5,954.0
Measured + Indicated	51.6	1.5	3.6	2,556.0	5,954.0
Inferred	70.6	1.8	5.6	4,014.0	12,618.0

Notes:

(1)	Mineral Resources are not Mineral Reserves and have not demonstrated economic viability.
(2)	OP Mineral Resources are constrained in a conceptual pit shell.
(3)	All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.
(4)	Mineral Resource are reported at a cut-off grade of 0.2 g/t Au for OP and 1.0 g/t Au for UG.
(5)	Mineral Resources are inclusive of Ore Reserves that have been converted from Measured and Indicated Mineral Resources.

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Summary of Mineral Reserves

	Mineral	Average Grades		Contained Metal
Category	Reserve	Au	Ag	Au	Ag
	(Mt)	(g/t)	(g/t)	(Koz)	(Moz)
Proved	—	—	—	—	—
Probable	16.2	0.8	0.7	430	0.4
Proved+ Probable	16.2	0.8	0.7	430	0.4

Notes:

(1)	Any differences between totals and sum of components are due to rounding.
(2)	The marginal cut-off grade of 0.14 g/t gold is based on forecast prices of 2,600 USD/oz for gold and 31.25 USD/oz for silver. A raised cut-off grade of 0.20 g/t gold and a maximum sulphur limit of 0.5% are applied for reporting these Mineral Reserves.

Development Plan and Planned Production Schedule

As at the Latest Practicable Date, a two-phase development plan was envisaged for the Chaarat Gold Project. Phase 1 (2026−2028) focuses on the construction of an open-pit mine and heap-leach operation for oxidized gold ore from the Tlkubash field. Phase 2 (2028−2031) involves the development of the Kyzyltash sulfide deposit in to a 3 to 4 million tonnes per year open-pit and underground mining operation, supported by flotation, bacterial oxidation and carbon-leach processing facilities.

According to the Chaarat Gold Project Report, the project’s LoM is 6 years with 1-year construction period commencing in June 2026, followed by a 2-year ramp up production phase from 2026 to 2027. For the detailed planned production schedule of the Chaarat Gold Project over its projected LoM, see “Appendix III — Technical Report on Chaarat Project in Kyrgyzstan — Table 16.6 Annual Mine Production Schedule”.

Status Update Regarding the Issue Concerning the Western Tien-Shan UNESCO Natural Heritage Site

The Shandalash area covered by the production and exploration licences of the Chaarat Gold Project falls within the protected area of the Western Tien-Shan UNESCO Natural Heritage Site because the Kyrgyzstan government historically having submitted an outdated and erroneous map to UNESCO for inscribing the Western Tien-Shan Site. According to Kyrgyzstan Legal Adviser, despite this designation, we are legally permitted to conduct mining and exploration activities within the affected area, and there are no resulting statutory penalties, fines or risks of licence revocation under the Kyrgyzstan laws because the UNESCO directive does not bind private parties. However, our reputation could be harmed if we continue mining and exploration in the affected area. For details, see “Risk Factors — Part of the Chaarat Gold Project is included in the protected area of the Western Tien-Shan UNESCO Natural Heritage Site, and if we continue our exploration and mining activities while the area remains part of a protected UNESCO World Natural Heritage Site, our reputation could be harmed.” in this Document.

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As confirmed by the Kyrgyzstan Legal Adviser, a clear legal and operational framework for resolving this issue has been established and the National Commission of the Kyrgyz Republic for UNESCO has initiated the formal process of clarifying and updating the boundary maps with the relevant ministries. Pursuant to the Cooperation Agreements, the Cabinet of Ministers of the Kyrgyz Republic is obliged to taking all necessary actions, in coordination with the Republic of Kazakhstan and the Republic of Uzbekistan, including conducting a specific environmental impact assessment for the mining operations in the Shandalash Area to meet the technical requirements outlined in the UNESCO mission report and submit to UNESCO in time, and to formally remove the Shandalash Area out of the Western Tien-Shan UNESCO Natrual Heritage Site. To legally protect the investor’s interests during this process, the transaction documents incorporate two major safeguards:

—	The resolution of the UNESCO Issue to the reasonable satisfaction of Silvercorp is a strict condition precedent to the payment of the USD10,000,000 by the investor to the State under the Cooperation Agreements.

—	Licensing safeguard: Licensing Agreement No. 5 to the Mining Licence 3117AE expressly provides that any failure or delay in meeting the USD150,000,000 investment commitment caused by the process of removing the Shandalash Area from the Western Tien-Shan UNESCO reserve shall not trigger the Licensor’s right to reduce the 30-year extension term of the Mining Licence.

We have been recently advised by the government’s counsel that the historical cartographic mapping issue is now settled at the governmental level, and the corrected boundary map has been received. As advised by the Kyrgyzstan Legal Adviser, the matter will be submitted for formal consideration at the planned UNESCO session in June 2026.

Given the above, our Directors is of the view that this issue would not have a material adverse effect on our business and results of operation.

BYP Project

The BYP Project is an underground gold-lead-zinc deposit located in Hunan Province, the PRC, approximately 23 km northwest of Shaoyang, Hunan Province, and 220 km southwest of Changsha, Hunan Province. The BYP Project covers an area of 3.2 km2. As at the Latest Practicable Date, we held a 70.0% equity interest in the BYP Project.

The BYP Project has been on care and maintenance since August 2014 due to required capital upgrades to sustain its ongoing production and prevailing market conditions. As at the Latest Practicable Date, we were in the process of applying for a new gold-focused mining licence. In the first quarter of the fiscal year ended March 31, 2026, we engaged an independent firm to conduct studies, including an updated mineral resources estimate update in accordance with the regulations in China, which was completed. In September 2025, an updated mineral resources development and utilization plan was submitted to the Department of Natural Resources, Hunan Province, for review and approval.

Early Exploration and Evaluation Projects

As at the Latest Practicable Date, in addition to the Major Mining Assets, we held majority interests in Adventus Early Exploration and Evaluation Projects and the La Yesca Project (together, the “Early Exploration and Evaluation Projects”).

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Set out below is the list of Adventus Early Exploration and Evaluation Projects in Ecuador as at the Latest Practicable Date.

Project	Concessions	Ecuadorian Holding entity	Interest	Total Size (ha)	Status	Province of Ecuador
Pegasus A, Luz Project	Pegasus 1–7 and Luz	Central Ecuador EC-CT S.A.	100%	17,232	Active	Cotopaxi
Orquídeas Project	Orquídeas	Southern Ecuador SN-EC S.A.	100%	4,219	Active	Zamora Chinchipe
Tres Picachos Project	Tres Picachos	Proyectmin S.A.	100%	3,674	Active	Zamora Chinchipe
Cascas Project	Cascas 1 Cascas 2	Proyectmin S.A.	100%	9,998	Active	Zamora Chinchipe
La Canela Project	La Canela	Proyectmin S.A.	100%	2,783	Active	Zamora Chinchipe
Chalapo Project	Chalapo Chalapo 1	Proyectmin S.A.	100%	8,087	Active	Loja

Notes:

1.	As for the Pegasus A, Luz Project, Pegasus 1–7 and Luz, all in Cotopaxi province, Pangua canton, held under 25-year titles dating from December 2016.
2.	The Orquídeas Project is located in Nangaritza canton. It was held by us under a 25-year title from February 2017.
3.	The Tres Picachos Project (Code 50000481) is located in Palanda canton, San Francisco del Vergel parish. Its title was registered on February 17, 2017.
4.	The Cascas Project has two contiguous concessions, Cascas 1 and Cascas 2 which are located in Nangaritza canton, Zurmi parish, and held under 25-year titles dating from February 2017.
5.	The La Canela Project (Code 50000483) is located in Palanda canton, San Francisco del Vergel parish. Its 25-year title was registered on February 17, 2017.
6.	The Chalapo Project contains two contiguous concessions which are located in Loja canton, Quinara parish, and held under 25-year titles dating from July 2017 and December 2017.

The La Yesca Project is a silver-polymetallic epithermal project located in Nayarit State, Mexico, approximately 100 km northwest of Guadalajara, the second-largest city in Mexico. The Project covers an area of approximately 47.7 km2. As at the Latest Practicable Date, we held a 46.2% equity interest in New Infini, and New Infini held 100% equity interest of the La Yesca project indirectly. As at the Latest Practicable Date, we did not plan to undertake further significant work at the La Yesca Project and had fully impaired it, although the project remained in a holding and risk-mitigation phase from a legal and operational standpoint.

As at the Latest Practicable Date, all of the Early Exploration and Evaluation Projects were either at the early exploration and evaluation stage (in the case of the Adventus Early Exploration and Evaluation Projects) or had been fully impaired (in the case of the La Yesca Project), and there was therefore no sufficient information available for a Competent Person to conduct NI 43-101 Code-compliant geological and exploration review of these projects.

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OPERATING PROCESS OF OUR METAL PRODUCTION

Overview

During the Track Record Period, our operations mainly included the exploring, mining, and processing of ore at our mining assets, in particular, at each of the Major Mining Assets (as applicable). The operating mines are equipped with processing plants to process the ores. The following flowcharts set forth the general workflow of our metal production process.

Exploration

When we discover and acquire a mineral deposit, it usually takes at least several years from the initial phases of exploration until production is possible to ensure the economic feasibility. Our exploration activities mainly include physical and chemical exploration to look for anomalies in the exploration area, drilling activities to maintain control over those anomalies, and carrying out mining design upon the determination of resources. During the Track Record Period, we designed, planned and monitored our exploring activities and we engaged third-party contractors to carry out drilling and exploration tunneling work according to our design and plan and the applicable production safety requirements. For details, please refer to “— Third-party Contractors” below.

Mining

Our mining activities mainly involve mining design, development of engineering construction, trenching and preliminary mining engineering construction and mining excavation, which mainly consist of rock drilling, blasting, ventilation and ore/slag extraction. The mining method adopted at the Ying Project and GC Mine during the Track Record Period was mainly underground mining utilizing shrinkage stoping and resuing stoping. During the Track Record Period, we retained full control over the crucial functions of our mining operations, including determining the mining methods and formulating production-safety programmes, and we engaged third-party contractors to carry out specific mine development tunneling, mining preparation tunneling and mining work in accordance with our design and plan and the applicable production-safety requirements. For details, please refer to “— Third-party Contractors” below.

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Processing

As at the Latest Practicable Date, we had three processing plants (the “Processing Plants”) in operation, comprising (i) two processing plants for the Ying Project (the “Ying Plant 1” and “Ying Plant 2”); and (ii) one processing plant for the GC Mine (the “GC Plant”), each located in close proximity to our mines. Raw ore is transported to our processing plants primarily by truck. The following table sets forth certain information about our processing plants which were in operation during the Track Record Period:

Mine project	Processing plant	Location	Capacity (tonnes per day)	Major products	Year of commencing operation
Ying Project	Ying Plant 1	Less than 15 km paved road from Ying Project	600.0	Silver-containing lead concentrate and gold-containing lead concentrates	2007

	Ying Plant 2	Less than 15 km paved road from Ying Project and 2 km west from Ying Plant 1	3,500.0 (since November 2024)	Silver-containing lead and zinc concentrates	2009

GC Mine	GC Plant	Located within the GC Mine	1,600.0	Silver-containing lead and zinc concentrates	2014

Ying Plant 1

The overall processing process at Ying Plant 1 primarily consists of crushing, grinding, gravity separation, flotation of lead concentrate, and concentrate dewatering circuit operation. In general, the overall processing time for our products from the first step, being the crushing of raw ore, to the last step, being dehydration of metal concentrates, is approximately two days. For the detailed process for our production at Ying Plant 1, please refer to “Appendix III-A — Competent Person’s Report for the Ying Property — Figure 17.4 Flowsheet (Plant 1)”.

Ying Plant 2

The overall processing process at Ying Plant 2 is similar to that of Ying Plant 1, except for the larger capacity equipment. In general, the overall processing time for our products from the first step, being the crushing of raw ore, to the last step, being dehydration of metal concentrates, is approximately two days. For the detailed process for our production at Ying Plant 2, please refer to “Appendix III-A — Competent Person’s Report for the Ying Property — Figure 17.6 Flowsheet for Plant 2”.

GC Plant

The overall processing process at GC Plant primarily consists of crushing-screening, XRT intelligent sorting, grinding-classification, lead preferential flotation, zinc-sulphur mixed flotation and zinc-sulphur separation flotation, tin recovery by gravity separation, concentrate thickening-filtering, tailings thickening-filtering, tailings pilling, and discharging. An experimental tin recovery gravity separation circuit is installed on pyrite flotation tails. In general, the overall processing time for our products from the first step, being the crushing of raw ore, to the last step, being dehydration of metal concentrates, is approximately two days. For the detailed process for our production at GC Plant, please refer to “Appendix III-B — Competent Person’s Report for the GC Mine — Figure 17.2: Production Process Flowsheet of GC Processing Plant”.

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Production capacity and utilization rate

The table below sets forth the utilization rates of our operating processing plants during the Track Record Period:

	For the fiscal year ended		For the nine months ended
Ying Plant 1	March 31,		December 31,
	2024	2025	2024	2025
	(in thousand tonnes, except for percentages)
Designed capacity(1)	200.0	200.0	151.0	151.0
Ore processed	226.0	228.3	181.0	145.0
Utilization rate(2)	113.0%	114.0%	120.2%	96.2%

Notes:

(1)	The designed capacity of Ying Plant 1 is 600.0 tonnes per day (tpd) with designed annual production of 333 days.
(2)	Utilization rate is calculated by dividing the actual volume of ore processed by the designed capacity for the relevant fiscal year. For some of the periods, the utilization rates were over 100%. This is mainly because the original designed capacity is based on conservative assumptions with an additional allowance of approximately 20% and that the plant actually operated for more days than the planned schedule. Our PRC Legal Adviser is of the view that a utilization rate exceeding 100% during the Track Record Period does not constitute a material non-compliance under applicable PRC laws and regulations for the following reasons. First, during the Track Record Period, our actual exploitation scale did not exceed the scale specified in the mining licence. Second, pursuant to the applicable regulations, an increase in production capacity of 30% or more would require renewed environmental impact assessment (“EIA”) approval; in our case, the utilization rate remained below 130% and therefore did not trigger such requirement. Third, our actual exploitation scale during the Track Record Period did not exceed the scope authorized under the work safety licence.

	For the fiscal year ended		For the nine months ended
Ying Plant 2	March 31,		December 31,
	2024	2025	2024	2025
	(in thousand tonnes, except for percentages)
Designed capacity(1)	660.0	865.0	580.0	870.0
Ore processed	591.0	785.3	523.0	732.0
Utilization rate(2)	89.5%	90.8%	90.3%	84.1%

Notes:

(1)	The designed capacity of Ying Plant 2 is approximately 3,500.0 tpd (including Phase 1 of 1,000 tpd, in operation since December 2009, Phase II of 1,000 tpd, in operation since October 2011, and Phase III of 1,500 tpd, in operation since November 2024) with designed annual production of 330 days.
(2)	Utilization rate is calculated by dividing the actual volume of ore processed by the designed capacity for the relevant fiscal year.

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	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
GC Plant	2024	2025	2024	2025
	(In thousand tonnes, except for percentages)
Designed capacity(1)	330.0	330.0	249.0	249.0
Ore processed	290.0	291.0	250.0	232.0
Utilization rate(2)	87.9%	88.2%	100.6%	93.2%

Notes:

(1)	The designed capacity of GC Plant is approximately 1,600.0 tpd with designed annual production of 330 days.

(2)	Utilization rate is calculated by dividing the actual volume of ore processed by the designed capacity for the relevant fiscal year. For certain periods, the utilization rates were over 100%, which is mainly because the plant actually operated for more days than the planned schedule.

Major Machinery and Equipment

As at the Latest Practicable Date, the production machinery and equipment used in our operations primarily included equipment for electric power supply, drainage, air supply, ventilation, lifting and rail transportation. During the Track Record Period, our third-party contractor for ore transportation provided our Company with the trackless transportation trucks and our machinery supplier at Ying Project provided our Company with air compressors. Other than those machinery and equipment, we owned the majority of the machinery and equipment necessary for our operations during the Track Record Period. Major machinery and equipment applied in our operations during the Track Record Period are set forth below:

•	Equipment for electric power supply, including, among others, distribution cabinets, transformers and dynamos.

•	Equipment for drainage, including, among others, water pumps.

•	Equipment for air supply, including, among others, air compressors.

•	Equipment for ventilation, including, among others, ventilators.

•	Equipment for lifting, including, among others, lifting winches and cages.

•	Equipment for transportation, including, among others, trackless trucks and transportation electric vehicles.

For depreciation method of our major machinery and equipment, please refer to Note 3 to the Accountants’ Report as set out in Appendix I in this Document.

We carry out inspections and maintenance at our processing plants and mines. Our inspections and maintenance are conducted on a periodic basis, with frequencies determined in accordance with the nature and usage of the different types of equipment. During the Track Record Period, we did not experience any material or prolonged suspensions of operations due to machinery, equipment, or other facility failures.

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THIRD-PARTY CONTRACTORS

As advised by SMM, it is common for mining companies like our Company to engage third-party contractors to carry out the specific exploration and mining work. During the Track Record Period, we primarily outsourced our (i) drilling; (ii) mining and tunneling; and (iii) ore transportation within our mines and ore processing plants to third-party contractors in accordance with our design and plan and the applicable production-safety requirements. We believe that the services provided by our contractors are common in the market and that it would not be difficult to find alternative contractors to provide similar services on terms comparable with those agreed with our existing contractors.

The table below sets forth the number of third-party contractors during the Track Record Period:

	For the fiscal year ended March 31,						For the nine months ended December 31,
	2024			2025			2025
	Number	Fee Incurred (USD'000)	Fee Incurred (RMB'000)	Number	Fee Incurred (USD'000)	Fee Incurred (RMB'000)	Number	Fee Incurred (USD'000)	Fee Incurred (RMB'000)
Drilling	17	7,570.9	54,255.0	16	6,631.3	47,878.2	19	5,607.2	40,143.1
Mining and tunneling	14	63,406.5	454,390.2	9	80,826.6	583,568.1	10	71,641.8	512,898.1
Ore transportation	3	2,879.3	20,633.8	2	3,596.6	25,967.7	2	2,301.2	16,475.0
Total	34	73,856.7	529,279.0	27	91,054.6	657,413.9	31	79,550.3	569,516.2

Salient Terms of the Agreement with Contractors

Our agreements with third-party contractors as at the Latest Practicable Date are summarized below:

Drilling

During the Track Record Period, we engaged contractors in respect of the drilling work. We require these contractors to hold the requisite engineering general contracting qualification. We have implemented strict rules and standards to ensure the quality and safety of our contractors, including but not limited to on-site inspections by our Group. The major terms of the service agreements are summarized below:

•	Scope:	Drilling works in locations with technical requirements specified by us, such as drilling meters and drilling grid.

•	Term:	Depending on the scope of drilling work required.

•	Payment:	Monthly payments made in accordance with our agreed specifications and formula, by either wire transfer or bank acceptance bill, upon acceptance of the drilling work and completion of internal review and payment process.

•	Production safety	The third-party contractors shall ensure and be responsible for the safety of the operating workers in accordance with the applicable production-safety laws and our safety rules and standards. The third-party contractors shall purchase employer liability insurance for all their workers.

•	Sub-contract	We do not allow our third-party contractors to further sub-contract their work.

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Mining and Tunneling

During the Track Record Period, we had contractors engaging in mining and tunneling work. Tunneling work includes mine development tunneling, exploration tunneling and mining preparation tunneling. We require these contractors to hold the qualifications for Class II or above general contracting of mining engineering construction. In addition, we require the personnel of these contractors to hold relevant qualifications. For instance, we require project managers to have a bachelor’s degree or above in mining, geology or surveying or hold a relevant title certificate (intermediate title or above in engineering or second level constructor or above in mining) and to have more than five years of relevant working experience. We have implemented strict rules and standards to ensure the quality and safety of our contractors, including but not limited to on-site inspections by our Group. The major terms of the service agreements are summarized below:

•	Scope:	Mining and tunneling works in locations with technical requirements specified by us.

•	Term:	Usually three years.

•	Payment:	Payments made in accordance with our agreed specifications and formula.

•	Production safety	The third-party contractors shall ensure and be responsible for the safety of the operating workers in accordance with the applicable safety production laws and our safety rules and standards. Third-party contractors shall purchase work-related injury insurance, commercial insurance and group accident insurance for the construction workers.

•	Construction warranty period	Three months after the acceptance of the construction.

Ore Transportation

During the Track Record Period, we engaged contractors for the ore transportation within our mines and ore processing plants. In general, we require our ore transportation contractors to hold the requisite qualification for transportation business and to have ore transportation included in its business licence. In addition, we require the drivers of these contractors to hold the requisite qualification for driving; and the vehicles of these contractors to comply with emission standards, and to be well licenced and properly insured. We have implemented strict rules and standards to ensure the quality and safety of our contractors, including but not limited to unscheduled spot-checks by our Group. The major terms of the service agreements are summarized below:

•	Scope:	Transportation of ore to designated destinations within the agreed period of time per our request.

•	Term:	One year, with option to renew for the subsequent year should no party raises objection.

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•	Payment:	Monthly payments made in accordance with our agreed specifications and formula.

•	Safety requirement	The third-party contractors shall ensure and be responsible for the safety of all of their drivers in accordance with the applicable production-safety laws and our safety rules and standards. Third-party contractors shall purchase employer liability insurance for all of their drivers and vehicles.

We select contractors by considering their skills and experience. All of our contractors must possess the requisite qualifications for undertaking the work for which they are commissioned. We generally retain control over the exploration and design, on-site work monitoring and quality inspection. For details of our selection and management policies of contractors, please refer to “— Supply of Utilities, Materials and Machinery — Our Five Largest Suppliers” below. During the Track Record Period, all of our contractors were independent third parties and we did not encounter any material disputes with them. For the fiscal years ended March 31, 2024, 2025 and the nine months ended December 31, 2025 our total sub-contracting fees during our operations amounted to approximately USD73.9 million, USD91.1 million and USD79.6 million, respectively.

SALES AND CUSTOMERS

During the Track Record Period, our principal products were silver-bearing lead and zinc concentrates and we primarily sold our products to smelting companies in the PRC for their further production; and to a lesser extent, we also sold our products to mineral products trading companies in the PRC which resell our products.

As at the Latest Practicable Date, we had a sales department consisting of seven personnel, all of whom were located in the PRC. Our sales department is mainly responsible for comparing quotes provided by customers and signing sales contracts, maintaining frequent communication with our customers and handling after-sales complaints.

Pricing Policy

In line with market practice, we price our metal concentrates based on quoted market prices and the grades of our metal concentrates. Our sales price for silver is fixed against the prices quoted on the Shanghai White Platinum & Silver Exchange at www.ex-silver.com; that for lead and zinc is fixed against the prices quoted on the Shanghai Metals Exchange at www.shmet.com; and that for gold is fixed against the prices quoted on the Shanghai Gold Exchange at www.sge.com.cn.

Our Customers

During the Track Record Period, we primarily sold our products to smelting companies for their further production, which typically accounted for around 90% of our revenue; and to a lesser extent, we also sold our products to mineral products trading companies which resell our products. During the Track Record Period, all of our customers were incorporated in the PRC. According to SMM, our sales model is in line with industry norms.

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We usually enter into an annual framework agreement with each of our customers primarily to establish the business relationship and the principal framework for the transactions between the customers and our Company. Such framework agreement typically stipulates our policies on pricing, delivery and inspection, but does not include binding provisions on the purchase amount or the specific price of our products.

Our customers usually negotiate with our Company monthly on the purchase of our products and then enter into sales agreements as supplementary agreements to the annual framework agreement. We set forth below the key terms of the typical sales agreements that we entered into with our customers during the Track Record Period:

Pricing	The selling price is generally determined based on the quoted market prices and the grades of our metal concentrates. For details, please refer to “— Pricing Policy” above.

Product	The contract will stipulate specification of metal products.

Delivery arrangements:	Our customers usually arrange for transportation of our products from our mines or processing plants to their sites and are responsible for the relevant cost and insurance.

Credit term and payment method:	We usually require our customers to make full payment as deposits prior to the shipment of our metal concentrates, and our customers also have rights to demand repayment of any unused deposits paid. For details of our deposits paid during the Track Record Period, please refer to “Financial Information — Description of Key Statements of Our Current Assets and Current Liabilities — Deposits Received” in this Document.

Inspection:	At the time of loading our products at our mines or processing plants, we are responsible for sampling under our customer’s supervision. Five samples will be produced, one of which will be kept by our customer. We will keep four samples, including the umpire sample, which will be sealed jointly by our Company and our customer. Our assay results will be used as the basis for settlement. If a customer disagrees with our assay results, it may apply for arbitration and then both parties will send the umpire sample to an agreed umpire laboratory for retesting. The umpire’s testing result will be the final basis of settlement.

Product return:	We usually do not allow our customers to return products.

We typically apply the same terms and conditions to all of our customers, including smelting companies and mineral trading companies. Our Directors are of the view that our sales to mineral trading companies, which resell our products, are not subject to material risk of channel stuffing, having considered: (i) that our relationship with mineral trading companies is a seller-buyer relationship and we generally require payment before delivery; and (ii) we generally do not allow mineral trading companies to return or rotate their stock to us.

Our five largest customers

For the fiscal years ended March 31, 2024 and 2025 and the nine-month periods ended December 31, 2025, sales to our largest customer amounted to approximately RMB432.5 million, RMB549.4 million and RMB454.7 million, respectively, accounting for 28.0%, 25.5% and 21.8% of our revenue for the same years/periods, respectively, and sales to our five largest customers amounted to approximately RMB1,420.5 million, RMB1,857.8 million and RMB1,704.4 million, respectively, representing 92.1%, 86.1% and 81.9% of our revenue for the same years/periods, respectively.

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The table below sets forth the details of our five largest customers during the Track Record Period:

Customer	Background	Type of products provided	Transaction amounts	Transaction amounts	Percentage of total revenue	Year of commencement of business relationship with us	Credit term
			(USD’000)	(RMB’000)	(%)
For the nine months ended December 31, 2025
Customer A	A company registered in 2001 in Henan Province, the PRC, which is primarily engaged in smelting and trading of non-ferrous metal.	Silver, lead, copper and gold	63,518.6	454,742.5	21.8%	2006	Full advance payment
Customer B	The companies belong to the same group, each registered in Henan Province, the PRC, primarily engaged in smelting of precious metal and trading of chemical products. One of the group companies is listed on Shanghai Stock Exchange.	Silver, lead, copper and gold	54,726.7	391,799.7	18.8%	2008	Full advance payment
Customer C	A company registered in 2003 in Henan Province, the PRC, primarily engaged in smelting of non-ferrous metal and new material technology research.	Silver, lead, copper and gold	50,320.6	360,255.3	17.3%	2005	Full advance payment
Customer D	A company registered in 1999 in Henan Province, the PRC, primarily engaged in smelting of precious metal and new material technology research.	Silver, lead, copper and gold	40,129.2	287,293.3	13.8%	2014	Full advance payment
Customer E	A company registered in 2005 in Henan Province, the PRC, which is primarily engaged in smelting and trading of non-ferrous metal.	Silver, lead, copper and gold	29,375.6	210,305.6	10.1%	2008	Full advance payment
For the fiscal year ended March 31, 2025
Customer C	A company registered in 2003 in Henan Province, the PRC, primarily engaged in smelting of non-ferrous metal and new material technology research.	Silver, lead, copper and gold	76,094.3	549,400.9	25.5%	2005	Full advance payment
Customer A	A company registered in 2001 in Henan Province, the PRC, which is primarily engaged in smelting and trading of non-ferrous metal.	Silver, lead, copper and gold	70,803.7	511,209.8	23.7%	2006	Full advance payment

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Customer	Background	Type of products provided	Transaction amounts	Transaction amounts	Percentage of total revenue	Year of commencement of business relationship with us	Credit term
			(USD’000)	(RMB’000)	(%)
Customer B	The companies belong to the same group, each registered in Henan Province, the PRC, primarily engaged in smelting of precious metal and trading of chemical products. One of the group companies is listed on Shanghai Stock Exchange.	Silver, lead, copper and gold	48,327.9	348,927.1	16.2%	2014	Full advance payment
Customer D	A company registered in 1999 in Henan Province, the PRC, primarily engaged in smelting of precious metal and new material technology research.	Silver, lead, copper and gold	43,808.4	316,289.1	14.7%	2008	Full advance payment
Customer F	A company registered in 2007 in Jiangxi Province, the PRC, primarily enaged in the smelting of non-ferrous metal.	Lead and silver	18,283.7	132,008.4	6.1%	2023	Full advance payment
For the fiscal year ended March 31, 2024
Customer B	A company registered in 1999 in Henan Province, the PRC, primarily engaged in smelting of precious metal and new material technology research.	Silver, lead, copper and gold	60,359.1	432,551.6	28.0%	2006	Full advance payment
Customer A	A company registered in 2001 in Henan Province, the PRC, which is primarily engaged in smelting and trading of non-ferrous metal.	Silver, lead, copper and gold	56,001.0	401,320.2	26.0%	2008	Full advance payment
Customer C	A company registered in 2003 in Henan Province, the PRC, primarily engaged in smelting of non-ferrous metal and new material technology research.	Silver, lead, copper and gold	39,770.3	285,006.0	18.5%	2005	Full advance payment
Customer D	A company registered in 1999 in Henan Province, the PRC, primarily engaged in smelting of precious metal and new material technology research.	Silver, lead, copper and gold	23,905.4	171,313.5	11.1%	2014	Full advance payment
Customer E	A company registered in 2005 in Henan Province, the PRC, which is primarily engaged in smelting and trading of non-ferrous metal.	Silver, lead, copper and gold	18,181.6	130,295.1	8.4%	2008	Full advance payment

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In line with industry norms, smelting companies usually strategically choose to transact with suppliers close to them to reduce transportation costs, which they typically bear. Because our Ying Project is located near big smelting companies in Henan Province, the PRC, we recorded a significant portion of our revenue from sales to those companies during the Track Record Period. As advised by SMM, it is an industry norm for mining companies like our Company to sell metal concentrates to a limited number of customers. We believe our existing business relationship with our customers, together with the quality and potential of our reserves, have demonstrated to potential customers our ability to provide a steady supply to our target customers. Should any of the top five customers terminate their business relationship with us, we are of the view that we would be able to identify alternative customers on time and enter into sale and purchase agreements with them on commercially reasonable terms without significantly affecting our business operations. For details on associated risks, please refer to “Risk Factors — We derive a substantial portion of our sales from a small number of customers.” in this Document.

During the Track Record Period, none of our five largest customers in each fiscal year/period was a Connected Person of our Group. During the Track Record Period, to the knowledge of our Directors, none of our Directors or their respective close associates or any Shareholder (whom, to the knowledge of our Directors, owns more than 5% of the issued Shares) had any interest in any of our five largest customers. During the Track Record Period and as at the Latest Practicable Date, we did not have material disputes with our customers, nor did we receive any customer payment from a third party.

SUPPLY OF UTILITIES, MATERIALS AND MACHINERY

Overview

During the Track Record Period, our suppliers mainly comprised: (i) third-party contractors carrying out mine development, production, ore transportation and exploration operations for us; (ii) utilities suppliers; (iii) materials suppliers; (iv) infrastructure constructors; and (v) machinery providers. During the Track Record Period, substantially all of our suppliers were located in the PRC. During the Track Record Period, we did not have any material disputes with our suppliers.

We continued to improve our supplier management during the Track Record Period, bolstered by policies such as the Supplier Evaluation Management Regulations, the Supplier Evaluation Workflow, the Approval Procedure for New Suppliers, and the Qualified Supplier Directory, aiming to build a highly efficient, transparent, and supplier-friendly system. We managed our suppliers in a dynamic manner, including both supplier selection and responsible procurement, the major procedures of which are set out below:

•	preliminary research: we identify potential suppliers by collecting information on qualified suppliers online, market visits, and supplier directories. We then conduct on-site visits to evaluate whether their products meet our needs and ensure their compliance with management specifications;

•	credit review: we require suppliers to submit bids and provide relevant qualification documents on environmental, quality, and occupational health and safety management. We authenticate and evaluate the suppliers’ credit history during the year-end supplier evaluation; and

•	performance evaluation: we evaluate suppliers once a year against six criteria, including product qualification rate, timeliness rate, accuracy rate, return rate, breach of contract, and product defects. Unqualified suppliers will be placed on the “Restricted Procurement” or “No Procurement” list.

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Utilities

Our operations require a stable and sufficient supply of utilities, primarily electricity. We obtain electricity supply from regional power grid by entering into purchase agreements.

During the Track Record Period, we usually entered into one-year agreements, which were automatically renewed if neither party raised written objections with our electricity suppliers and the fees we paid for electricity were charged at market rates. During the Track Record Period and up to the Latest Practicable Date, our utility supply was stable and sufficient, and we had not experienced any material shortage of power or disruption in our utility supply that caused a material adverse impact on our operations. Our Directors are of the view that our utility supply will continue to be stable and sufficient.

Materials

Our operations mainly require two types of materials: (i) consumables, primarily including initiating explosive devices used in our mining and tunneling activities; and (ii) raw materials, primarily including chemical reagents used in our processing operations. During the Track Record Period, prices of our materials did not experience material fluctuations. We did not experience any quality issues with our materials during the Track Record Period that materially affected our operations.

During the Track Record Period, we generally entered into procurement contracts with our materials providers on a contract-by-contract basis. Each purchase contract set out details such as the specifications and quality standards of the materials, price, quantity, payment obligations, delivery method and termination clauses. The key terms of the typical procurement agreements we entered into with our materials providers during the Track Record Period are set forth below:

Pricing:	The prices of materials are determined by the required product specifications and prevailing market conditions and are in line with market practice.

Delivery arrangements:	Materials are delivered to our mine sites or designated delivery sites, with transportation costs and relevant insurance borne by our suppliers.

Credit term and payment method:	We usually make a prepayment of a certain portion after contract signing and make the remaining amount after the inspection.

We settle payments to material suppliers primarily by wire transfer.

Inspection and product return:	We conduct random materials sampling at our delivery sites, and should the inspection fail, we are entitled to require the suppliers to re-deliver the materials within ten working days.

Warranty and after-sale services:	We usually require a warranty period commensurate with the materials supplied.

Our material suppliers are required to respond within a short period of time after we make a complaint and shall be responsible for repair and maintenance within the warranty period.

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Infrastructure

Our mining assets require various infrastructure construction, such as processing plants and TSFs. During the Track Record Period, we typically entered into construction agreements with our infrastructure constructors for the infrastructure specified by our Company. The key terms of the typical construction agreements we entered into with our infrastructure constructors during the Track Record Period are set forth below:

Scope of works	The specific scope of construction work is determined in accordance with our construction plan.

Term:	The term is typically agreed and fixed in the contract depending on the scope, scale and complexity of the construction project.

Pricing and payment:	We usually adopt the lump sum mode for construction projects and we make payments in installments upon acceptance of each stage of construction.

Safety of construction:	We require our constructors to fully comply with all applicable laws and regulations during construction.

We require our constructors to be responsible for any liabilities relating to their employees and to maintain adequate insurance coverage for them.

Inspection:	We usually conduct monthly on-site inspections as well as a final inspection upon completion of construction.

Defect and after-sale services:	The defect liability period and after-sale service period are usually 24 months from the date of acceptance of the construction project. Constructors are required to reach the site within 48 hours of our request for repair.

We usually require 5% of the contract price as a warranty deposit and return the full amount to the constructors upon expiry of the defect liability period.

Sub-contracting:	We generally do not allow our infrastructure constructors to sub-contract their construction work without our explicit consent.

Machinery

Our operations require various types of machinery and equipment, including crushing, screening and milling facilities, as well as flotation machines. For details, please refer to “— Our Operations — Major Machinery and Equipment” in this Document. During the Track Record Period, all our machinery and equipment for mining were sourced from third-party suppliers in the PRC.

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We generally entered into procurement contracts with our machinery providers during the Track Record Period on a contract-by-contract basis. Each procurement contract set out details such as the specifications of the machinery and equipment, quantity, payment obligations, delivery method and termination clauses. The key terms of the typical procurement agreements we entered into with our machinery providers during the Track Record Period are set forth below:

Pricing:	The machinery prices are determined by the required machinery specifications and prevailing market conditions and are in line with market practice.

Delivery arrangements:	Machinery is delivered to our ore processing plants or designated delivery sites, with the transportation costs and relevant insurance borne by our suppliers.

Credit term and payment method:	We usually make a prepayment of a certain portion after contract signing and pay the remaining amount after inspection.

We settle payments to machinery suppliers primarily by wire transfer.

Inspection:	We conduct inspections: (i) during the production process of the machinery; and (ii) at the delivery sites, on the quality, specification and quantity of the machinery.

Installation:	Our suppliers shall arrange personnel for the on-site installation and commissioning of the machinery at the delivery sites.

Warranty period and after-sale services:	We usually require a warranty period commensurate with the machinery supplied.

Our machinery suppliers are required to respond within a short period of time after we make a complaint and shall be responsible for repair and maintenance within the warranty period.

Our five largest suppliers

For the fiscal years ended March 31, 2024 and 2025 and the nine-month periods ended December 31, 2025, purchases from our largest supplier amounted to approximately RMB254.3 million, RMB336.4 million and RMB277.6 million, respectively, accounting for 28.6%, 27.7% and 20.6% of our total purchase amounts for the same years/periods, respectively; and purchases from our five largest suppliers for the same years/periods amounted to approximately RMB533.1 million, RMB702.5 million and RMB600.9 million, respectively, representing 59.9%, 58.0% and 44.7% of our total purchase amounts for the same years/periods, respectively.

The table below sets forth the details of our five largest suppliers during the Track Record Period:

Supplier	Background	Type of products/service purchased	Purchase amounts	Total purchase amounts	Percentage of total purchase amounts	Year of commencement of business relationship with us	Credit term
			(USD’000)	(RMB’000)
For the nine months ended December 31, 2025
Supplier A	A company established in 2008 in Henan Province, the PRC, primarily engaged in civil engineering.	Construction services (mining, tunneling)	38,768.5	277,551.3	20.6%	2013	20 days
Supplier B	A company established in 2021 in Shaanxi Province, the PRC, primarily engaged in construction.	Construction services (mining, tunneling)	19,064.5	136,486.4	10.2%	2023	20 days
Supplier C	A company established in 2017 in Henan Province, the PRC, primarily engaged in producing and providing electricity and heat.	Electricity	11,060.9	79,187.2	5.9%	2009	30 days

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Supplier	Background	Type of products/service purchased	Purchase amounts	Total purchase amounts	Percentage of total purchase amounts	Year of commencement of business relationship with us	Credit term
			(USD’000)	(RMB’000)
Supplier D	A company established in 2012 in Henan Province, the PRC, primarily engaged in mining-related construction.	Mining construction services	7,760.0	55,555.7	4.1%	2015	20 days
Supplier E	The companies belong to the same group, each registered in Henan Province, the PRC, primarily engaged in producing and selling explosives.	Explosives	7,284.5	52,151.5	3.9%	2025	30 days
For the fiscal year ended March 31, 2025
Supplier A	A company established in 2008 in Henan Province, the PRC, primarily engaged in civil engineering.	Construction services (mining, tunneling)	46,591.8	336,392.9	27.7%	2013	20 days
Supplier B	A company established in 2021 in Shaanxi Province, the PRC, primarily engaged in construction.	Construction services (mining, tunneling)	20,620.8	148,881.9	12.3%	2023	20 days
Supplier C	A company established in 2017 in Henan Province, the PRC, primarily engaged in producing and providing electricity and heat.	Electricity	12,706.4	91,740.5	7.6%	2009	30 days
Supplier D	A company established in 2012 in Henan Province, the PRC, primarily engaged in mining-related construction.	Mining construction services	9,161.4	66,145.4	5.5%	2015	20 days
Supplier F	A company established in 2003 in Henan Province, the PRC, primarily engaged in producing and selling explosives.	Explosives	8,222.4	59,365.6	4.9%	2009	30 days
For the fiscal year ended March 31, 2024
Supplier A	A company established in 2008 in Henan Province, the PRC, primarily engaged in civil engineering.	Construction services (mining, tunneling)	35,481.8	254,273.2	28.6%	2013	20 days
Supplier C	A company established in 2017 in Henan Province, the PRC, primarily engaged in producing and providing electricity and heat.	Electricity	11,153.0	79,926.1	9.0%	2009	30 days
Supplier B	A company established in 2021 in Shaanxi Province, the PRC, primarily engaged in construction.	Construction services (mining, tunneling)	9,942.3	71,249.6	8.0%	2023	20 days
Supplier D	A company established in 2012 in Henan Province, the PRC, primarily engaged in mining-related construction.	Mining construction services	9,237.3	66,197.5	7.4%	2015	20 days
Supplier F	A company established in 2003 in Henan Province, the PRC, primarily engaged in producing and selling explosives.	Explosives	8,578.1	61,473.4	6.9%	2009	30 days

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During the Track Record Period, none of our five largest suppliers in each fiscal year/period was a Connected Person of our Group. During the Track Record Period, we selected suppliers (including contractors) primarily based on the location of our mining operations. While we had a concentration of suppliers during the Track Record Period, we believe there are sufficient local suppliers of consumables and services offering comparable prices and terms. As confirmed by SMM, it is not uncommon for mining companies to have a concentration of suppliers. For details on associated risks, please refer to “Risk Factors — We had a concentration of suppliers during the Track Record Period.” in this Document.

During the Track Record Period, none of our Directors or their respective close associates or any Shareholder (whom, to the knowledge of our Directors, owns more than 5% of the issued Shares) had any interest in any of our five largest suppliers.

QUALITY CONTROL

As a precious metal mining company producing silver, gold, lead, zinc, and other metals, quality control is crucial to our operations. In the fiscal year ended March 31, 2025, both Henan Found and Guangdong Found successfully passed the annual evaluations of Quality Management the Occupational Health and Safety Management System Certification, the Environmental Management System Certification, and the Energy Management System Certification.

During the Track Record Period, our products complied with the ISO14001 Environmental Management System Certification and the ISO45001 Occupational Health and Safety Management System Certification. We managed our production operations in strict accordance with the ISO9001, ISO14001, and ISO45001 management systems, ensuring comprehensive and systematic management of product quality, environmental protection, occupational health and safety, and related matters. We also strictly abided by various local laws and regulations and conduct self-inspections to ensure compliance and prevent violations from occurring. During the Track Record Period, we did not receive any material complaints due to quality issues of our products and did not experience any major product recall, return or liability claim.

With respect to mining and processing, we implemented a comprehensive quality control system during the Track Record Period to monitor the quality at each key stage of mining and processing. We maintained specific guidelines for the size of ore mined and the mining process to manage the quality of the ore. During the Track Record Period, ore mined from each of our mining assets was sample-tested at our laboratories to monitor the grade of the ore.

We used third-party contractors for certain parts of our operation during the Track Record Period. For details, please refer to “— Operating Process of Our Metal Production — Third-Party Contractors” in this Document. We required all these third-party contractors to possess the requisite qualifications for undertaking their respective work. We also routinely supervised their work and conducted periodic inspections to ensure that their work was carried out in accordance with our quality standards.

INVENTORIES

Our inventories mainly consist of concentrate inventories, direct smelting ore, stockpile ore and operating materials and supplies. We have established inventory management policies to manage inventory levels pursuant to our production plan and the prevailing market conditions. All our inventory warehouses are subject to strict security check, and we have real-time video camera, alarm system, and security guards in place to prevent security issues.

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During the Track Record Period, we managed our inventories by monitoring and dynamically adjusting the inventory levels to align with our developing and mining activities. We undertook routine checks for our concentrate inventories by the end of each month. By the end of each year, we arranged a thorough inventory review and check on a more detailed and in-depth basis. For details on our inventory turnover days, please refer to “Financial Information — Description of Key Statements of Our Current Assets and Current Liabilities — Inventories” in this Document. For risks associated with our management of inventories, please see “Risk Factors — Failure to maintain appropriate inventory levels could cause us to lose sales or face excessive inventory risks and holding costs which could have a material adverse effect on our business, financial condition, and results of operations.”

RESEARCH AND DEVELOPMENT (“R&D”)

During the Track Record Period, we had in place a series of innovation incentive policies and established a comprehensive incentive management system for innovation. In the fiscal year ended March 31, 2025, following its recognition as a National High and New Technology Enterprise and a Provincial Specialized and Sophisticated SME, Henan Found was designated as a Henan Provincial Enterprise Technology Center. In the fiscal year ended March 31, 2024, Guangdong Found was awarded the title of Green Intelligent Lead-Zinc Mine Construction Engineering Technology Research Center in Yunfu, Guangdong Province, the PRC. As at December 31, 2025, we had 228 R&D personnel.

Cooperation with Research Institutes

During the Track Record Period, we entered into legally binding cooperation agreements and cooperated with several well-known universities and research institutes, such as China University of Geosciences Beijing, for the purpose of R&D regarding our exploration operations.

Under a typical cooperative R&D agreement we entered into during the Track Record Period: (i) we undertook all or part of the costs for the collaborative research and development activities; and (ii) our cooperative parties and our Company would jointly own the R&D results and the relevant intellectual property rights.

INTELLECTUAL PROPERTY

We rely primarily on a combination of our patents, trade secrets, trademarks as well as confidentiality agreements to protect our intellectual property rights. As at the Latest Practicable Date, in the PRC, we owned 156 patents. We also possessed know-how and proprietary knowledge related to our products and technologies, which were crucial to our business operations. For details of our intellectual property portfolio, please refer to “Appendix V — Statutory and General Information — B. Further Information About the Business — 2. Intellectual Property Rights” in this Document.

In addition, during the Track Record Period, some of our R&D personnel entered into confidentiality and proprietary information agreements with our Company. These agreements addressed intellectual property protection matters and required our employees to assign to our Company all of the inventions, designs and technologies developed by them during their employment with our Company.

During the Track Record Period, we were not involved in any threatened or pending disputes or legal proceedings regarding intellectual property rights that may have a material and adverse effect on our business.

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INFORMATION TECHNOLOGY

We believe that advanced technologies are essential to maintaining our competitive position and support our strategic objectives. We are dedicated to the digitalization of our mining operations. Through our Management Center in Beijing, we manage multiple production exploration and mineral exploration projects in several countries. Internet-connected cloud services are used to improve the transmission efficiency of front-line mining information, enabling rapid, accurate, complete, and standardized information transmission across all aspects of the mining process.

The ERP system is critical to our operations. During the Track Record Period, we utilized the ERP system to retrieve and analyze our operational data to support faster decision-making and enhance productivity. The ERP system provided comprehensive industrial solutions covering various aspects of our operations, including production and sales, financial accounting, enterprise performance management, production equipment management, quality management, procurement and inventory management and human capital management.

INTERNAL CONTROL AND RISK MANAGEMENT

During the course of our business, we have identified various risks including public health risk, environmental protection risk, permit and licence risk, human resource risk, cybersecurity risk, and climate change risk. Please refer to the section headed “Risk Factors” in this Document for more information on such risks. In response to such risks, we have implemented corresponding internal control policies, procedures and measures, including:

•	establishing an audit committee to review our financial reporting policies, risk management and internal control system. The audit committee consists of three independent non-executive Directors, namely Mr. Kenneth Graham Robertson, who serves as chairman of the committee, Ms. Cai Hongyu and Mr. Stephen Paul Simpson. For the qualifications and experience of these committee members, please refer to “Directors and Senior Management” in this Document;

•	establishing anti-corruption policies to identify, prevent and punish unethical and illegal conducts, as well as whistle-blowing procedures to encourage our employees to bring those conducts to the attention of our senior management and Board of Directors and ensure the protection of the whistle-blower. For details, please refer to “— Environmental, Social and Governance (“ESG”) — Corporate Governance — Compliance management system” below;

•	for human resource risk, taking measures including (i) establishing the whistle blower policy that specified the ways to report illegal and improper employee behavior, (ii) actively engaging in training programmes, (iii) promoting the application of the Eblog App and using high-tech device to achieve automated and intelligent mining. For details, please refer to “— Information Technology” above.

•	for cybersecurity risk, taking measures including establishing the Confidentiality and Cybersecurity Policy that clearly defines the classification standards for data, as well as procedures for data collection, use, and storage, handling as data privacy complaints, prevention of data security incidents, etc.;

•	implementing various policies to ensure our compliance with the Listing Rules, including but not limited to policies in respect of risk management, connected transactions and information disclosure;

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•	engaging accounting firms to provide professional advice and consultations with respect to our risk management;

•	arranging for the Directors and senior management to attend training seminars on the Listing Rules’ requirements and responsibilities of a director of a [REDACTED] company; and

During the Track Record Period, our Company also implemented and enforced appropriate internal control measures to ensure ongoing compliance with all applicable laws and regulations. When considered necessary and appropriate, we will seek professional advice and assistance from independent internal control consultants, external legal advisers and/or other suitable independent professional advisers in respect of matters relating to our internal controls and legal compliance.

As at the Latest Practicable Date, our Directors were of the view that our current internal control measures are adequate and effective after due consideration.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”)

Our core objectives are to operate safely, sustainably, and responsibly with the environment and collaboratively with local communities. Our long-term strategy is focused on expanding our mineral reserves, streamlining our mine production management, achieving sustainable development, and seeking mutually beneficial opportunities globally. We strive to build a strong corporate culture centered around our key values of respect, equality, and responsibility.

Our ESG Approach

As a responsible mining company, we are committed to integrating ESG factors into our business strategy and generating impactful changes in the communities in which we work and live, sustainably. A significant portion of our ESG strategy is rooted in the development of innovative ways to integrate new technology into our systems and management to optimize our operations, making more impactful and lasting change in our communities and environment.

We recognize that our business and operations have significant impacts on the local communities and environments and that it is our duty to drive progress and growth in both of these areas. As a result, over the fiscal year ended March 31, 2025, we continued to align our sustainability strategy with the United Nation’s Sustainable Development Goals (“SDGs”). The 17 SDGs serve as a blueprint for achieving a more sustainable future by addressing global challenges such as poverty and climate change, in accordance with the 2030 Agenda for Sustainable Development. We also implement land reclamation and ecological restoration throughout the project lifecycle in line with the principle of “simultaneous production and reclamation”.

In the fiscal year ended March 31, 2025, we were awarded the title of “Outstanding Company in ESG Environmental Friendliness” by Gelonghui and “Best Energy and Resources Company” by Zhitong Finance.

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ESG Management

During the Track Record Period, we maintained a three-tier ESG management structure. At the decision-making level, our Board of Directors established a Sustainability Committee, chaired by Ms. Marina Anna Katusa, one of our independent non-executive Directors. At the management level, we set up an ESG Management Center at our Beijing head office, which included members from the Vancouver Investor Relations team and was led by Mr. Peng Lichang, President of Silvercorp Beiijng as at the Latest Practicable Date. At the implementation level, the general managers of our subsidiaries acted as directors of ESG-related matters, ensuring the frontline implementation of ESG initiatives. The diagram below illustrates our ESG management structure.

Corporate Governance

We understand that strong corporate governance requires good leadership to ensure that all practices are up to date and meet applicable standards, and to integrate our vision and values into all areas of our business. Our Board and executive team are guided by local, national, and international legislation and governance standards, stock exchange rules and regulations, industry best practices, and our charter. We regularly review these standards and processes to maintain compliance and continue to generate sustainable value for our stakeholders. We are committed to operating transparently and ethically in all aspects of our business.

Further, we value sound and effective corporate governance and promote board diversity to enhance decision making and foster innovation within our management. Our Board currently comprises a diverse and international membership, including two female Directors.

Compliance management system

Compliance culture

We continuously optimize our compliance management system, implementing our internal management with the highest standards of corporate governance, and promoting our value chain partners to make joint efforts to improve business ethics. We require all employees to review and sign the employee handbook (the “Employee Handbook”) and the relevant compliance and business ethics regulations are passed down to the working level and followed through. We actively promote the integration of anti-corruption and anti-bribery considerations into business practices, conduct employee compliance awareness training and improve the whistleblowing mechanism, which also applies to our contractors, to build a robust compliance management framework.

In the fiscal year ended March 31, 2025, we conducted comprehensive compliance training focusing on seven topics, including contract management requirements, contract review, seal and licence management regulations, project and contract approval processes, equipment procurement contract application, anti-bribery, and protection of women’s and children’s rights. A total of 86 compliance training sessions were held with 1,272 attendances in total. In the nine months ended December 31, 2025, we held 88 compliance training sessions, with 1,510 attendances in total.

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Business ethics

We are well aware that strong business ethics within an enterprise and among its employees are the foundation for successful corporate development. We strive to optimize our business ethics system internally, and actively encourage our suppliers and other value chain partners to strengthen their own business ethics externally.

We have formulated and released a code of business conduct and ethics (the “Code of Business Conduct and Ethics”) and a code of ethical business conduct for financial managers (the “Code of Ethical Business Conduct for Financial Managers”). All employees are required to review and sign the Code of Business Conduct and Ethics and uphold high standards of professional and ethical conduct. We strictly prohibit any employee from obtaining any gain from violating laws or regulations or conducting any unethical dealings to ensure that our business practices are aligned with the economic and social priorities where we operate. Some of the key topics under the Code of Business Conduct and Ethics include: compliance with laws and regulations, insider information and securities trading, conflict of interest, prohibition of using corporate opportunities for profit, confidentiality, protection and proper use of company assets, fair dealing, discrimination and harassment, safety and health, financial statements and record keeping.

Our financial staff are required to review and sign the Code of Ethical Business Conduct for Financial Managers. Given their vital role in corporate governance, we are committed to ensuring the financial managers use their capabilities and authorities in a compliant and correct manner to properly balance, protect, and safeguard our interests and our Shareholders as well as other stakeholders.

Integrity and anti-corruption

We are committed to conducting our business in an honest and ethical manner. Our anti-corruption policies are outlined in our Code of Business Conduct and Ethics and employee handbook, including relevant disciplinary actions for violations. We also formulated an anti-corruption policy (the “Anti-Corruption Policy”) that applies to employees, representatives, and contractors alike and is implemented, monitored, and enforced by the general counsel/secretary of the Board. The general counsel/secretary of the Board is also responsible for making regular reports on the implementation of the Anti-Corruption Policy to the Board, which then performs annual evaluations and reviews to ensure compliance with relevant anti-corruption laws.

Whistleblowing mechanism and whistleblower protection

We value a sound whistleblower mechanism and continuously work to improve our whistleblower protection system. Our whistleblower policy was established in accordance with Canadian securities regulatory requirements to encourage employees, external consultants, and other external stakeholders to report illegal and improper conducts within our Company, including accounting matters, violations of our Employee Handbook or the Code of Business Conduct and Ethics by employees, contractors, or managers, and safety, environmental and community-related matters. Whistleblowers may report these actions directly to our management, or by email or phone, either personally or anonymously or using their real name.

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Environment

Organizational structure of environmental management

We attach great importance to the sustainable development of the mining industry and society. We have focused on environmental protection since our inception with continuous investments in green development. In recent years, we have continuously optimized our green development management capabilities and performance, reduced our environmental impact, and constantly explored new pathways for green development to promote the high-quality and green transformation of us.

We have established a sound environmental management system and incorporated environmental protection into Board-level supervision. At the Board level, we established the Sustainability Committee, chaired by Ms. Marina Anna Katusa, an independent non-executive Director, responsible for overseeing the management and supervision of the key environmental issues, including carbon reduction, climate change response, water resource management, waste management, tailings management, land reclamation, mine closure, and biodiversity conservation. The Committee sets the company-level environmental protection goals and the direction for environmental management. At the management level, we established the Environmental Protection Committee, chaired by the President of Silvercorp Beijing, Mr. Lichang Peng, providing guidance and monitoring the management of environmental issues, with the Environmental Protection Department of Processing Operations serving as the implementation unit and supported by other departments at the Management Center in Beijing. At the operational level, all our subsidiaries have set up an Ecological Environmental Protection Committee, with the Environmental Protection Department as the implementation unit, to ensure the implementation of specific tasks, with the support of the Safety and Environmental Protection Division at the level of mine sites and processing plants. Both Henan Found and Guangdong Found first passed the ISO14001 environmental management system certification in 2021. In the fiscal year ended March 31, 2025, all operating mines in China have successfully passed the annual ISO 4001 review.

Systems and policies

We are committed to complying with the environmental protection laws and regulations of government authorities and continuously advancing our institutionalized and standardized environmental efforts. During the Track Record Period, we issued the Environmental Protection Policy and established a series of internal regulations, including the Environmental Protection Responsibility System, the Environmental Protection Management System and Penalty Standards, to ensure standardized environmental systems and clearly assigned environmental responsibilities.

During the Track Record Period, we also compiled the Silvercorp Environmental Protection Refined Management and Digital Transformation Handbook (the “Handbook”), which provides comprehensive guidelines for standardized workflows such as environmental indicator monitoring and pollution prevention. We also continuously enhanced our ESG performance evaluation system by incorporating environmental indicators, such as GHG emissions intensity, waste utilization rate, and water consumption intensity, into management performance assessments.

Targets and Metrics

Water resources

Our water sources are freshwater, including the reuse of mine water inflow and the withdrawal of new water. We strive to optimize our water consumption structure by replacing new water withdrawal with mine water inflow and recycled wastewater from processing plants to effectively improve water efficiency. The water recycling and utilization rates for the fiscal years ended March 31, 2024 and 2025 and the nine-month periods ended December 31, 2024 and 2025 were 84.7%, 83.8%, 84.7% and 82.4%, respectively.

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Our water resource management targets included: (i) treating domestic sewage and mine water inflow to meet charge standards for reuse and discharge, (ii) reusing treated mine water inflow in mining production operations as needed, (iii) no direct wastewater discharged from processing plants. We are targeting an 8% increase in water recycling and utilization rate from the 2020 baseline by 2030 and a 10% reduction in freshwater withdrawal intensity from the 2020 baseline by 2030.

Waste management

The waste generated in mining operations includes both hazardous waste and non-hazardous waste. The hazardous waste generated by our Company mainly includes waste engine oil and waste batteries, which are 100% transferred to and disposed of by qualified third parties contracted by us. The non-hazardous waste generated in our operations mainly includes tailings and waste rock. In accordance with the Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste (中華人民共和國固體廢物污染環境防治法), the National Hazardous Waste List (國家危險廢物名錄), and the Pollution Control Standards for General Industrial Solid Waste Storage and Landfill (一般工業固體廢物儲存和填埋污染控制標準) (GB18599-2020), we have formulated the Solid Waste Management Policy to manage our solid waste based on the principle of “maximizing comprehensive utilization”.

Regarding waste rock management, waste rock that is not recycled or used as backfill is disposed of by contracted third parties. For instance, Guangdong Found contracted a local company for the transportation and disposal of waste rock from the mining shafts, which is also processed into construction materials to further increase the utilization rate of waste rock. Regarding tailings management, we have built tailings management facilities, tailings dry storage yards, and backfill stations to store dry tailings generated in ore processing, part of which is backfilled into mining tunnels to improve the comprehensive utilization rate of tailings. For the fiscal years ended March 31, 2024 and 2025 and the nine-month periods ended December 31, 2024 and 2025, our utilization rates of tailings as backfill were 12.9%, 12.5%, 14.5% and 9.8%, respectively.

Air quality management

We actively carry out flue gas control and strive to reduce the amount of flue gas generated in our production and operation activities. We have decommissioned all coal-fired boilers and replaced them with electric boilers, thus eliminating the emission of sulfur oxides.

We manage our air pollutant emissions in accordance with the requirements of the Comprehensive Standards for Emission of Atmospheric Pollutants (大氣污染物綜合排放標準) (GB16297-1996). We require all mines to monitor both unorganized and organized waste gas generated in the mining production process at least quarterly and has formulated a Waste Gas Monitoring List with different alert levels set for mines in different geographical locations. We also specify the relevant standards and responsibilities regarding air pollutants in the Handbook.

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Energy consumption and greenhouse gas emission management

We continuously strive to optimize our energy structure through a focus on energy efficiency and the circular utilization of resources, seeking to lower energy consumption and emissions and reduce production and operation costs. In addition to phasing out the use of coal, we actively explore and carry out pilot projects on new energy utilization, adopt new energy equipment in lighting, transportation, heating, and cooling to improve energy efficiency.

PROPERTIES

We occupy certain properties in the PRC, Ecuador, the Kyrgyz Republic and Canada in connection with our business operations. These properties are used for non-property activities as defined under Rule 5.01(2) of the Listing Rules. We mainly used these properties as premises for our production facilities/warehouses/offices/dormitories, etc..

According to section 6(2) of the Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, this Document is exempted from compliance with the requirements of section 342(1)(b) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance which require a valuation report with respect to all our interests in land or buildings, for the reason that, as at December 31, 2025, none of our properties had a carrying amount of 15% or more of our consolidated total assets.

Owned Land and Buildings

As at the Latest Practicable Date, in the PRC, we (i) occupied 11 parcels of land with a total site area of 367,758.2 sq.m., mainly used for mining operations and dormitories for on-site workers; and (ii) owned 10 buildings with a total gross floor area of 11,875.3 sq.m., mainly used for our offices and warehouses.

As at the Latest Practicable Date, in Kyrgyz Republic, we held the right of temporary use of land of 899.0 hectares.

Leased Land and Buildings

As at the Latest Practicable Date, in the PRC, we leased (i) 191 parcels of rural land collectively owned by villagers with a total site area exceeding 20,059,164.06 sq.m. mainly used for mining operations and dormitories for on-site workers our production and (ii) two buildings with a total gross floor area of approximately 1,260.5 sq.m., mainly used for office.

As at the Latest Practicable Date, in Canada, we leased one office building with a total site area of 9,160.0 square feet, used as the corporate headquarter.

As at the Latest Practicable Date, in Ecuador, we leased a total of 1,747.60 m2 across 9 properties in Las Naves canton, Bolívar province, where the El Domo project is located, with the purpose of providing accommodation for the company’s administrative staff and warehouse facilities.

As at the Latest Practicable Date, in Kyrgyz Republic, we leased (i) a parcel of land in the Kanysh-Kyya rural district with a total area of 529.2 hectares, (ii) a parcel of land from local forestry agency with a total area of 2.8 hectares, (iii) an office in Bishkek of 276 sq.m., and a warehouse in the village of Malovodnoye of 5,109.0 sq.m..

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As at the Latest Practicable Date, save as disclosed above, our Directors confirmed that we had obtained all relevant properties title certificates and other relevant land use rights certificates.

COMPETITION

According to SMM, silver concentrate production worldwide and in the PRC is highly concentrated. The PRC, the world’s second-largest silver producing country, contributes nearly 15% of the global market supply. The top five PRC producers accounted for 31.8% of the national market supply in 2025. Among these top five PRC producers, we rank third, with a market share of 6.3%.

According to SMM, the lead and zinc concentrate markets in the PRC are relatively fragmented, with the majority of enterprises maintaining relatively low market shares. In 2025, we were one of the top 10 lead concentrate producers and among the top 50 zinc concentrate producers in the PRC.

According to SMM, the key barriers to entry in the nonferrous industry include, among others, large capital investment requirement, mandatory qualifications, strict environmental protection requirements, and stable access to ore resources. For details, please refer to “Industry Overview — Entry Barriers of the Industry” in this Document. We primarily compete with PRC-based nonferrous metal production companies based on our ability to obtain ore resources and reserves, provide high-quality products and manage our production costs. For details on our competitive strengths, please refer to “— Strengths” above.

EMPLOYEES

We believe that listening to and acting on employee input to be the most direct and effective way to enhance the internal management of an enterprise. We have also established a robust employee grievance mechanism that regularly investigates and reports relevant matters to ensure sound, two-way communication between employees and management to achieve further growth of our Group. We generally recruit our employees through internal referrals, open recruitment, campus recruitment and rehiring retired experts. We also provide job opportunities for family members of local employees to increase their family income. Our employee compensation system adheres to local legal standards and we give employees competitive remuneration with prompt adjustments based on local market changes.

As at the Latest Practicable Date, we had 2,125 employees, the majority of whom were based in the PRC. The following table sets forth the number of our employees by function and by geographic region as at the Latest Practicable Date:

	Number of Employees
	PRC	Canada	Ecuador	Kyrgyz Republic
Mining engineers and technician	354	3	24	1
Safety and environment (including security)	326	1	173	23
Administrative	185	14	64	17
Geologists and surveyors	248	7	31	4
Processing	216	—	—	—
Electrotechnical	154	1	5	—
Assays	76	—	2	—
Quality Control	35	—	—	—
Human resources and information technology	29	2	10	4
Accounting	58	8	11	3
Sales and purchasing	25	—	9	1
	1,706	36	330	53
			Total:	2,125

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We provide regular training programmes to our employees, including, among others, new employee orientation, vocational skills training, department training, academic degree advancement and safety training. We have established an internal training team and developed courses for internal training based on their expertise, continuously optimizing the course materials. We also invite external experts and consulting agencies to give lectures to ensure that employees have the necessary knowledge and skills.

There are labor unions for our employees in the PRC. During the Track Record Period, we had no labor union outside the PRC. During the Track Record Period, we did not experience any material labor disputes with our employees.

Social Insurance and Housing Provident Funds

During the Track Record Period, our PRC subsidiaries did not make full contributions to social insurance and housing provident funds for certain employees based on their average monthly salaries, as required under applicable PRC laws and regulations. Under such laws and regulations, employers are obligated to contribute to social insurance schemes and housing provident funds for the benefit of their employees in the PRC.

As advised by our PRC Legal Adviser, subject to no changes in applicable social insurance and housing provident fund laws and regulations and the prevailing local enforcement and supervision requirements, and absent any group complaints or whistleblowing by employees, the risk of our PRC subsidiaries being subject to proactive integrated collection is remote. In the event that our PRC subsidiaries are required by competent authorities to make supplementary contributions for any outstanding amounts in the future, the risk of being subject to administrative penalties is also considered remote. Accordingly, such non-compliance is not expected to have a material adverse effect on our business.

The foregoing conclusions are based on the following grounds:

(i)	Our PRC subsidiaries have not received any rectification notice or been subject to any administrative penalty due to insufficient payment of social insurance contributions and housing provident funds.

(ii)	Based on the documents issued by the relevant authorities, the interviews conducted with the relevant authorities, and appropriate verification performed by our PRC Legal Adviser, our PRC subsidiaries were not subject to any administrative penalties related to social insurance or housing provident fund during the Track Record Period.

(iii)	We will promptly make up any outstanding contributions to social insurance and housing provident funds in accordance with the requirements of the relevant authorities, if so required.

We have proactively maintained communication with local government authorities in relation to the implementation and interpretation of the relevant PRC laws and regulations, and we will continue to seek and follow their guidance in relation to matters regarding social insurance and housing provident funds.

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SEASONALITY

Our Directors considered that our business did no subject to severe seasonal fluctuations. However, our operations could be affected by the Chinese New Year when our plant workers were mostly on vacation.

INSURANCE

We carry insurance covering risks in relation to safety production as well as insurance for our major machinery and equipment. We provide our employees with requisite social insurances and housing funds as required by applicable laws and regulations. We also maintain liability insurance for our directors and officers.

We believe that our insurance coverage is in line with industry practice, including with respect to the terms and coverage of the insurance policies. However, there is no assurance that the insurance policies we maintain are sufficient to cover all of our operational risks. For example, title insurance is generally not available for mineral properties in the PRC and our ability to ensure that we have secure claims to individual mineral properties or mining concessions may be severely constrained. For details, please refer to “Risk Factors — Risks Relating to Our Industry and Business — Our insurance may not provide adequate coverage in the event of a loss” in this Document.

AWARDS AND RECOGNITIONS

We have received numerous awards and recognitions in respect of our market size, production capabilities, technological innovation, and others. The following table sets forth major awards and recognitions we received during the Track Record Period:

Fiscal year
grant	Award of recognition	Accrediting/Issuing institution/authority
2025	Guangdong Cleaner Production Enterprise (廣東省清潔生產企業)	Guangdong Cleaner Production Audit Association (廣東省清潔生產協會)

2025	Executive Vice-Council Unit of Guangdong Work Safety Technology (<<廣東安全生產技術>>常務副理事單位)	Guangdong Magazine Publisher of Production Safety (廣東安全生產雜誌社)

2025	Cooperative Partner of Enterprise Green Low-Carbon Innovation Service Platform (企業綠色低碳創新服務平台合作夥伴)	Council of China Environment News (中國環境報理事會)

2024	Guangdong Provincial Engineering Technology Research Center for Green and Intelligent Mining (廣東省綠色智慧礦山工程技術研究中心)	Department of Science and Technology of Guangdong Province (廣東省科學技術廳)

2024	Yunfu Enterprise Technology Center (雲浮市企業技術中心)	Yunfu Municipal Department of Science and Technology (雲浮市科學技術廳)

2024	The First Batch of 2023 Specialized and Sophisticated SMEs in Henan Province (2023年度第一批河南省專精特新中小企業)	Department of Industry and Information Technology of Henan Province (河南省工業和信息化廳)

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Fiscal year
grant	Award of recognition	Accrediting/Issuing institution/authority
2024	The First-class Prize of the “2023 Geological Achievement Award” (2023年度地質成果獎一等獎)	Geological Bureau of Henan Province (河南省地質局)

2023	Green Mine Science & Technology Award (綠色礦山科學技術獎)	Zhongguancun Green Mine Industry Alliance (中關村綠色礦山產業聯盟)

2023	ESG Governance Award (ESG治理示範獎)	Value Co-creation Committee (“價值共創”組委會)

2023	Guangdong and Hong Kong Cleaner Production Partner (Manufacturing) (粵港清潔生產夥伴(製造))	Department of Industry and Information Technology of Guangdong Province (廣東省工業和信息化廳), Environment and Ecology Bureau of the Government of Hon Kong

CERTIFICATES, LICENCES AND PERMITS OTHER THAN MINING LICENCES

In addition to the mining licences listed in “Business — Mining Assets and Mineral Resources — Major Mining Licences, Permits and Authorisations” in this Document, we are required to obtain and maintain various certificates, licences and permits to operate our business. For example, our PRC operations require, among others, work safety licence, explosives operation licence, water use licence and fixed pollution emission permit, etc. Our Ecuadorian operations require, among others, environmental licence and construction permit with respect to construction works on public waters, etc. During the Track Record Period, we had lawfully obtained all the requisite certificates, licences, and permits from the relevant regulatory authorities with respect to our operations, and these certificates, licences and permits are expected to remain effective within the approved period of validity.

We will apply for the renewal of the certificates, licences, and permits that are required to be renewed from time to time. We do not expect any material legal impediments in renewing such certificates and permits.

LEGAL PROCEEDINGS AND COMPLIANCE

We may from time to time be involved in legal, arbitration or administrative proceedings in the ordinary course of our business.

Resolved Litigation Relating to the El Domo Project (“Resolved El Domo Case”)

In connection with our acquisition of Adventus, a group of plaintiffs commenced legal proceedings against a government agency of Ecuador challenging the environmental consultation process of the El Domo Project and seeking to void its environmental licence. The local court in Las Naves Canton, Bolívar Province, Ecuador rejected the claim and ruled on July 24, 2024 that the Ecuadorian government had properly fulfilled its environmental consultation obligations prior to issuing the licence.

The plaintiffs filed an appeal to the relevant provincial court, which was heard by the Provincial Court of Bolívar Province, the court dismissed the appeal, finding that the plaintiffs had not demonstrated any violation of fundamental constitutional rights and confirming that the environmental licensing process and related consultations complied with legal requirements.

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Subsequently, the plaintiffs filed a constitutional protection action before the Constitutional Court of Ecuador, the Constitutional Court declined to admit the EPA. The plaintiffs then filed a motion for clarification, which the Constitutional Court unanimously rejected, thereby definitively upholding the validity of the environmental licence for the El Domo Project.

Ongoing Litigation Challenging the Validity of the Mining Rights of the Las Naves Concession

On August 15, 2025, a new constitutional protection action was filed by Gil Villacres Grety Grimaneza and Arteaga Bonilla Elba Delfina, sponsored by Comisión Ecuménica de Derechos Humanos (CEDHU) with the judges of Quito challenging the validity of the environmental licence for Las Naves and the validity of the mining rights. On August 19, 2025, the Quito judge dismissed the case on the grounds of lack of jurisdiction. The plaintiffs appealed said dismissal decision to the Provincial Court of Pichincha. On April 29, 2026, the Provincial Court of Pichincha accepted the appeal and ordered the judge of Quito to hear the case. The judge of Quito has not yet issued its first decree to start the review of the case. Our Ecuadorian Legal Adviser is of the view that this case is likely to be dismissed, primarily on the basis that the major claims raised by the plaintiffs in this case were already rejected by the Constitutional Court of Ecuador in the previoius Resolved El Domo Case.

Save as disclosed above, during the Track Record Period and up to the Latest Practicable Date, there were no legal, arbitration or administrative proceedings ongoing, pending or threatened against our Company or any of our Directors, which could have had a material and adverse effect on our financial condition or results of operations.

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DIRECTORS AND SENIOR MANAGEMENT

BOARD OF DIRECTORS

Our Board currently consists of six Directors, comprising one executive Director, and five independent Directors. The following table sets forth general information regarding our current Directors:

						Relationship
						with other
			Date of			Directors and
			appointment as	Date of joining		senior
Name	Position	Age	Director	our Group	Role and responsibilities	management
Dr. Feng Rui (馮銳)	Chairman of the Board, executive Director and chief executive officer	63	September 2003	September 2003	Overseeing the management and strategic development of our Group, and responsible for the Group’s day-to-day management	None

Mr. Stephen Paul Simpson	Lead independent Director(1)	69	June 2003	June 2003	Supervising and providing independent judgment to our Board	None

Mr. Liu Yikang (劉益康)	Independent Director	83	July 2006	July 2006	Supervising and providing independent judgment to our Board	None

Ms. Marina Anna Katusa	Independent Director	42	September 2017	September 2017	Supervising and providing independent judgment to our Board	None

Mr. Kenneth Graham Robertson	Independent Director	71	September 2022	September 2022	Supervising and providing independent judgment to our Board	None

Ms. Cai Hongyu (蔡宏宇)	Independent Director	53	February 2024	February 2024	Supervising and providing independent judgment to our Board	None

Note:

(1)	Our independent Directors under applicable U.S. and Canadian regulations are also independent non-executive Directors for the purpose of the Listing Rules.

The following sets forth the biographies of our Directors:

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DIRECTORS AND SENIOR MANAGEMENT

Executive Director

Dr. Feng Rui (馮銳), aged 63, is our chairman of the Board and chief executive officer. Dr. Feng was appointed as a Director in September 2003. Dr. Feng has been serving as our chief executive officer since December 2014. He is primarily responsible for overseeing the management and strategic development of our Group, and responsible for the Group’s day-to-day management. Prior to serving as chairman of our Board, Director and chief executive officer of our Group, from June 1995 to March 1997, Dr. Feng was a director of Atlantic Gold Corp and Spur Ventures Inc., respectively. From August 1997 to August 1998, Dr. Feng was a director of Title Technologies Inco. (currently known as Maxy Oil & Gas Inc.). From February 1995 to May 2001, Dr. Feng was a president and director of Global-Pacific Minerals Inc. From May 2001 to March 2003, Dr. Feng was a director of Jinshan Gold Mines Inc., China Gold International Resources Corp Ltd. (中國黃金國際資源有限公司) and Pacific Minerals Inc., in which he was also a president, respectively. Dr. Feng served as a director of New Pacific Holdings Corp (subsequently known as New Pacific Metals Corp. (TSX: NUAG and NYSE American: NEWP)) from May 2004 to December 2023. Dr. Feng has been serving as a non-executive director of Tincorp Metals Inc. (TSX-V: TIN) since May 2021.

In addition, Dr. Feng held positions in various organizations, such as a vice president of the Mineral Deposit Professional Committee of the Geological Society of China (中國地質學會礦床地質專 業委員會) since December 2021, member of the Council of the China Nonferrous Metals Industry Association (中國有色金屬工業協會) since March 2022, and the executive director of the Council of China Mining Association (中國礦業聯合會理事會) since November 2023.

Dr. Feng obtained his bachelor’s degree in science from China University of Geosciences (Wuhan) (中國地質大學(武漢)) in 1982. He obtained his master’s degree in geochemistry from Changchun College of Geology (長春地質學院) (currently known as Jilin University (吉林大學)) in September 1985. Dr. Feng later obtained his doctorate degree in geological sciences from the University of Saskatchewan in October 1992.

Independent Directors

Mr. Stephen Paul Simpson, aged 69, was appointed as an independent Director in June 2003. He is primarily responsible for supervising and providing independent judgment to our Board.

Mr. Simpson has been a corporate lawyer for around 40 years with experience in the mining sector. Mr. Simpson has been a director of New Pacific Metals Corp. (TSX: NUAG and NYSE American: NEWP), a company with principal business activities in precious metals and mineral exploration, since September 2023.

Mr. Simpson obtained his bachelor’s degree in arts in English and bachelor’s degree in law from the University of British Columbia in November 1980 and May 1984, respectively. He was admitted as a barrister and solicitor of the Law Society of British Columbia, Canada in September 1985. He obtained the Osgoode Certificate in Mining Law from the Osgoode Hall Law School of York University in April 2016.

Mr. Liu Yikang (劉益康), aged 83, was appointed as an independent Director in July 2006. He is primarily responsible for supervising and providing independent judgment to our Board.

Prior to joining our Group, Mr, Liu was the chief geologist in Geological Bureau Ministry of Metallurgical Industry (冶金工業部地質總局 (currently known as 中國冶金地質總局)) from 1992 until retirement. Mr. Liu was the deputy general secretary of China Mining Association (中國礦業聯合會) from February 2000 to February 2006. From September 2004 to July 2006, Mr. Liu served as a director of New Pacific Metals Corp (TSX: NUAG and NYSE American: NEWP).

Mr. Liu obtained a graduation certificate in geochemistry from University of Science and Technology of China (中國科學技術大學) in July 1964.

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Ms. Marina Anna Katusa, aged 42, was appointed as an independent Director in September 2017. She is primarily responsible for supervising and providing independent judgment to our Board.

Ms. Katusa has worked as a director of corporate development and strategy of GCT Global Container Terminals. Global Container Terminals is a majority Canadian-owned terminal operator serving ocean carriers and shipping lines on the West Coast of Canada. She was an independent director of Osisko Development Corp. from May 2021 to December 2024. Osisko Development Corp. is a North American gold mining company focused on developing past-producing properties located in mining friendly jurisdictions with district scale potential.

Ms. Katusa obtained her bachelor’s degree in science, majoring in earth and ocean science and minor in arts and bachelor’s degree in education from the University of British Columbia in May 2005 and November 2006, respectively. She further obtained her master’s degree in business administration from the University of British Columbia in May 2011.

Mr. Kenneth Graham Robertson, aged 71, was appointed as an independent Director in September 2022. He is primarily responsible for supervising and providing independent judgment to our Board.

Prior to joining our Group, Mr. Robertson was a partner and global director of mining industry group with Ernst & Young for over 35 years unitl July 2015. Mr. Robertson served as an independent non-executive director of SAIS Limited (previously known as Sarment Holding Limited) from March 2019 to August 2020. Mr. Robertson has been serving as an independent non-executive director of Gold Royalty Corp. since November 2020.

Mr. Robertson obtained his bachelor’s degree in commerce from McMaster University in May 1979. He has been a Chartered Professional Accountant of the Institute of Chartered Accountants of Ontario (subsequently known as the Institute of Certified Professional Accountants of Ontario) since December 1981. He has completed the academic requirements for the directors education programme of Institute of Corporate Directors in June 2017.

Ms. Cai Hongyu (蔡宏宇), aged 53, was appointed as an independent Director in February 2024. She is primarily responsible for supervising and providing independent judgment to our Board.

Ms. Cai is a finance and investment professional with over two decades of experience. She has been an executive director, senior executive vice president, and chief financial officer of Barrick Mining Corporation since March 2026. Before that. Ms. Cai served as an independent director on Barrick’s board since 2021. She also served as an independent director of Largo Inc. from 2023 to 2025. Previously, Ms. Cai worked as a managing director at China International Capital Corporation Limited until 2021, and as a vice president at Goldman, Sachs & Co. from 2003 to 2009.

Ms. Cai obtained the Chartered Financial Analyst (CFA) and Chartered Alternative Investment Analyst (CAIA) designations in 2006 and 2007, respectively and graduated from the Massachusetts Institute of Technology in the United States in 2003, where she received two master of science degrees.

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Independence of Independent Directors

Each of our independent Directors has confirmed his/her independence pursuant to Rule 3.13 of the Listing Rules. Notwithstanding their long-term involvement with the Group, our Directors (excluding them) are of the view that Mr. Stephen Paul Simpson and Mr. Liu Yikang remain independent for the following reasons:

Regulatory Compliance: According to Rule 3.13A of the Listing Rules, their formal tenure as independent non-executive Directors for the purpose of the Listing Rules will commence only on the [REDACTED] Date.

Independent Judgment: Throughout their tenure, they have consistently demonstrated a strong spirit of independent judgment and have provided impartial, constructive, and objective challenges to the management. There is no evidence that their long service has in any way compromised their independence.

Other Disclosure Pursuant to Rule 13.51(2) of the Listing Rules

Save as disclosed in this Document, (1) none of the Directors had held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately prior to the Latest Practicable Date, (2) there is no other matter in respect of each of our Directors that is required to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules, and (3) there is no other material matter relating to our Directors that needs to be brought to the attention of our Shareholders.

SENIOR MANAGEMENT

Our senior management is responsible for the day-to-day management of our business. The table below sets out certain information in respect of the senior management of the Group:

Name	Position	Age	Time of appointment as senior management	Time of joining our Group	Role and responsibilities	Relationship with other Directors and senior management
Dr. Feng Rui (馮銳)	Chairman of the Board, executive Director and chief executive officer	63	December 2014	September 2003	Overseeing the management and strategic development of our Group, and responsible for the Group’s day-to-day management	None

Mr. Lon Eric Shaver	President	56	August 2018	August 2018	Responsible for investor relations and corporate development of the Group	None

Ms.Wang Jing (王靜)	Interim chief financial officer(Note)	42	December 2025	August 2024	Overseeing corporate finance and accounting matters and financial reporting of the Group	None

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Name	Position	Age	Time of appointment as senior management	Time of joining our Group	Role and responsibilities	Relationship with other Directors and senior management
Mr. Jonathan Paul Hoyles	General counsel & corporate secretary	44	July 2023	July 2023	Overseeing the legal and corporate affairs of the Group	None

Note:      The interim status is due to our Company’s internal policy regarding an observation period for new executive roles.

For the biographical details of Dr. Feng Rui, please see “Board of Directors — Executive Director” above.

Mr. Lon Eric Shaver, aged 56, is our president. He is primarily responsible for investor relations and corporate development of the Group.

Mr. Shaver has been serving as a director and the chairman of audit committee of Storm Exploration Inc. (previously known as Lithoquest Resources Inc. and Lithoquest Diamonds Inc.) from November 2017 to February 2025. He has been serving as a director and the chairman of audit committee of Precipitate Gold Corp from June 2018 to December 2025. He has been serving as a director and the chairman of audit committee of Omai Gold Mines since November 2020.

Mr. Shaver obtained his bachelor’s degree in commerce from Concordia University (Montreal) in June 1992. He is a Chartered Financial Analyst conferred by the CFA Institute.

Ms. Wang Jing (王靜), aged 42, is our interim chief financial officer. She is primarily responsible for overseeing corporate finance and accounting matters and financial reporting of the Group.

Prior to joining our Group, Ms. Wang served as a senior finance manager of Taibang Biologic Group (泰邦生物集團有限公司) (formerly known as China Biologic Products Holdings, Inc (泰邦生物 集團) the shares of which was listed on the Nasdaq) from July 2009 to August 2012 and served as a finance manager and Asia compliance manager in WSP Engineering Technology (Beijing) Co., Ltd. from June 2015 to August 2018. She then worked as a chief financial officer of Asurion (China) Telecommunication Technology Services Co., Ltd (亞勝(中國)通訊技術服務有限公司) from September 2018 to June 2022. She has been serving as an interim chief financial officer of our Company since November 2025.

Ms. Wang obtained her bachelor’s degree in German from Shanghai International Studies University (上海外國語大學) in July 2005 and a Master of Management from the University of International Business and Economics (對外經濟貿易大學) in June 2021. She holds the Chartered Professional Accountant designation from CPA Australia.

Mr. Jonathan Paul Hoyles, aged 44, is our general counsel and corporate secretary. He is primarily responsible for overseeing the legal and corporate affairs of our Group.

From July 2009 to September 2011, Mr. Hoyles was an associate lawyer of Bennett Jones LLP. He was an associate lawyer of Blake, Cassels & Graydon LLP from October 2011 to June 2013. Mr. Hoyles served as a vice president, legal and general counsel of Skidmore Group (previously known as TCG International Inc.) from July 2013 and has ceased the position. Mr. Hoyles then joined Perk Labs Inc. (previously known as Glance Technologies Inc. (CNSX: PERK)) as an in-house legal counsel from January 2018 to June 2018, the chief commercial officer and general counsel from June 2018 to June 2019, the interim chief executive officer from June 2019 to December 2019, the chief executive officer from December 2019 to March 2023, the chief legal officer from March 2023 to July 2023, and as a director from June 2019 to July 2023. Mr. Hoyles has been a general counsel of Tincorp Metals Inc. (TSX-V: TIN) and New Pacific Metals Corps. (TSX: NUAG and NYSE American: NEWP) since July 2023, respectively.

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Mr. Hoyles obtained his bachelor’s degree in commerce from Memorial University of Newfoundland in May 2005, juris doctor degree from the University of New Brunswick in May 2008 and master’s degree in business administration from Queen’s University in June 2016. He was admitted as a barrister and solicitor by the Law Society of Alberta, Canada and the Law Society of British Columbia, Canada in July 2009 and October 2011, respectively.

Other Disclosure Pursuant to Rule 13.51(2) of the Listing Rules

Save as disclosed in this Document, (1) none of the senior management had held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately prior to the Latest Practicable Date, (2) there is no other matter in respect of each of our senior managers that is required to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules, and (3) there is no other material matter relating to our senior managers that needs to be brought to the attention of our Shareholders.

Other information in relation to our Directors and Senior Management

Save as disclosed, each of our Directors has confirmed that:

(a)	they have obtained legal advice referred to under Rule 3.09D of the Listing Rules in May, and understood their obligations as a director of a listed issuer;

(b)	they do not have any existing or proposed service contract with our Company or any of its subsidiaries other than contracts expiring or determinable by the relevant member of our Company within one year without payment of compensation (other than statutory compensation); and

(c)	they do not have any interests in the Shares within the meaning of Part XV of the SFO.

Each of our independent Directors has confirmed that: (i) their independence after taking into consideration each of the factors referred to under Rules 3.13(1) to 3.13(8) of the Listing Rules; (ii) they do not have any past or present financial or other interest in the business of our Company or our subsidiaries, or any connection with any core connected person of our Company; and (iii) there are no other factors which may affect their independence at the time of their appointment as our independent non-executive Director.

COMPANY SECRETARY

Mr. Au Wai Keung (區偉強) is our company secretary. Mr. Au has more than 20 years of experience in the area of accounting.

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Currently, Mr. Au is a director, a shareholder and the founder of Arion & Associates Limited (亞 利安會計事務所有限公司), a corporate secretarial and accounting services provider in Hong Kong. He also served as the company secretary of China Literature Limited (閱文集團) (Stock Code: 0772), Xin Point Holdings Limited (信邦控股有限公司) (Stock Code: 01571), China Digital Video Holdings Limited (中國數字視頻控股有限公司) (Stock Code: 08280) and Honworld Group Limited (Stock Code: 02226).

Mr. Au received a bachelor’s degree of social science from the Chinese University of Hong Kong in 1993 and a master’s degree in business administration from the City University of Hong Kong in 1999. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Institute of Chartered Accountants in England and Wales.

Mr. Au was appointed as the company secretary of our Company on May 21, 2026.

BOARD COMMITTEES

Our Board delegates certain responsibilities to various Board committees. In accordance with the relevant Canadian securities laws and regulations, the Articles and the Listing Rules, we have established our audit committee, compensation committee, corporate governance and nominating committee and sustainability committee.

Audit Committee

We have established an Audit Committee with terms of reference in compliance with Rule 3.21 of the Listing Rules and paragraph D.3 of part 2 of the Corporate Governance. The Audit Committee consists of Mr. Kenneth Graham Robertson, Mr. Stephen Paul Simpson, and Ms. Cai Hongyu. The chairman of the Audit Committee is Mr. Kenneth Graham Robertson, being our independent Director with the appropriate professional accounting or related financial management expertise required under Rule 3.10(2) of the Listing Rules.

The primary function of the Audit Committee is to assist our Board in providing an independent view of our financial reporting process, internal control and risk management system, overseeing the audit process and performing other duties and responsibilities as assigned by our Board which includes, amongst other things:

•	being primarily responsible for nominating the external auditor, for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and any questions of its resignation or dismissal and the compensation and terms of engagement of the external auditor.

•	being primarily responsible for the reappointment and removal of the external auditor, and to approve the remuneration and terms of engagement of the external auditor, and any questions of its resignation or dismissal.

•	being responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

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•	reviewing and monitoring the external auditor’s independence and objectivity and the effectiveness of the audit process in accordance with applicable standards. The audit committee should discuss with the auditor the nature and scope of the audit and reporting obligations before the audit commences.

•	pre-approving all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor. The Committee shall advise the Board on necessary actions or improvements and measures to be taken.

•	reviewing the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information. In reviewing these reports before submission to the Board, the committee should focus particularly on: (i) any changes in accounting policies and practices; (ii) major judgmental areas; (iii) significant adjustments resulting from audit; (iv) the going concern assumptions and any qualifications; (v) compliance with accounting standards; and (vi) compliance with the Listing Rules of the and legal requirements in relation to financial reporting.

•	being satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than Company’s financial statements, MD&A and annual and interim earnings press releases and periodically assessing the adequacy of those procedures.

•	establishing procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•	reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

•	reviewing the Company’s financial controls, and unless expressly addressed by the Board itself, to review the Company’s risk management and internal control systems.

•	discussing the risk management and internal control systems with management to ensure that management has performed its duty to have effective systems. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function.

•	considering major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and management’s response to these findings.

•	ensuring co-ordination between the internal and external auditors, and ensuring that the internal audit function is adequately resourced and has appropriate standing within the Company, and reviewing and monitor its effectiveness.

•	reviewing the group’s financial and accounting policies and practices.

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•	reviewing the external auditor’s management letter, any material queries raised by the auditor to management about accounting records, financial accounts or systems of control and management’s response.

•	ensuring that the Board will provide a timely response to the issues raised in the external auditor’s management letter.

•	reporting to the Board on the matters in this code provision.

•	considering other topics, as defined by the Board.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee currently consists of Mr. Stephen Paul Simpson, Ms. Marina Anna Katusa and Mr. Kenneth Graham Robertson. Mr. Simpson is the chairman of our Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

Our Corporate Governance and Nominating Committee is responsible for, among other things:

•	reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•	assessing the independence of independent directors;

•	making recommendations to the Board on the appointment or reappointment of directors and succession planning for directors, in particular the chairman and the chief executive.

•	advising the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

•	advising the Board on issues of conflict of interest for individual directors.

•	examining the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

•	developing and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

•	identifying and to recommend to the Board suitable candidates for nomination as new directors, and to review the credentials of directors standing for re-election.

•	with assistance of management, organizing and provide an orientation programme for new directors where appropriate.

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•	reviewing periodically the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

•	developing such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public Company obligations.

•	taking such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance.

•	reviewing its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

•	other duties conferred by the Board.

Compensation Committee

Our Compensation Committee currently consists of Mr. Stephen Paul Simpson, Ms. Marina Anna Katusa and Mr. Liu Yikang. Mr. Simpson is the chairman of our Compensation Committee. The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company, the goals are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders’ value.

Our Compensation Committee is responsible for, among other things:

•	reviewing and approving annually the corporate goals and objectives applicable to the compensation of the chief executive officer (the “CEO”); evaluating at least annually the CEO’s performance in light of those goals and objectives; and determining (or make recommendations to the Board with respect to) the CEO’s compensation level based on this evaluation.

•	making recommendations to the Board with respect to the compensation of individual executive directors, non-executive directors, other senior management and executive officers of the Company.

•	reviewing the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

•	reviewing and making recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

•	reviewing the disclosure to be made of director and executive compensation in the Management Information Circular or otherwise before it is publicly disclosed.

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•	ensuring there are appropriate benefit programmes in place for management and staff.

•	reviewing and making recommendations to the Board for its approval on any special compensation and benefit arrangements.

•	reviewing the Company’s compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

•	performing such other functions as the Board may from time to time assign to the Committee.

•	reviewing the charter of the Board committees and assess annually the adequacy of this mandate, the effectiveness of its performance, and recommending changes to the Board for its approval.

•	considering salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the Group.

•	reviewing and approving compensation payable to executive directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms and is otherwise fair and not excessive.

•	reviewing and approving compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms and are otherwise reasonable and appropriate.

•	ensuring that no director or any of their associates is involved in deciding that director’s own remuneration.

•	reviewing and/or approving matters relating to share schemes under Chapter 17 of the Listing Rules.

Sustainability Committee

Our Sustainability Committee currently consists of Ms. Marina Anna Katusa, Dr. Feng Rui and Mr. Liu Yikang. Ms. Katusa is the chairwoman of our Sustainability Committee. The Sustainability Committee provides advice and recommendations on environmental and social/community affairs, sustainable resource development, health and safety issues, human rights and diversity, and all related policies and initiatives, to the Board in its oversight role.

Our Sustainability Committee is responsible for, among other things:

•	Provide oversight in management’s administration of policies and procedures with respect to ESG matters having regard to regulatory requirements and the objectives of the Company, as applicable, and, when appropriate, provide recommendations on how to enhance the policies as regulations and objectives change.

•	Provide oversight in collection and assessment of lost time data, rehabilitation status, incident reporting, energy use and intensity, ESG crisis management plan, and other safety indicators across the Company.

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•	Provide oversight over the annual ESG report and review any significant issues that arise from these audits.

•	Review and assess management’s performance against ESG objectives and targets, as may be recommended by the Committee and approved by the Board.

CORPORATE GOVERNANCE

Code Provision C.2.1 of Part 2 of the Corporate Governance

Under paragraph C.2.1 of part 2 of the Corporate Governance Code, the roles of chairman and chief executive should be separate and should not be performed by the same individual. Dr. Feng is our chairman of the Board and the chief executive officer of our Company. With extensive experience in the mining industry and having served in our Company since its establishment, Dr. Feng is in charge of overall management, business operation and strategic development of our Group. Despite the fact that the roles of our chairman of the Board and our chief executive officer are both performed by Dr. Feng which constitutes a deviation from paragraph C.2.1 of part 2 of the Corporate Governance Code, our Board considers that vesting the roles of chairman and chief executive officer in the same person is beneficial to the management of our Group. The balance of power and authority is ensured by the operation of our Board and our senior management, which comprises experienced and diverse individuals. Our Board currently comprises one executive Director and five independent Directors, and therefore has a strong independence element in its composition.

Save as disclosed above, our Company intends to comply with all code provisions under the Corporate Governance Code after the [REDACTED].

Board Diversity

The Board has adopted a board diversity policy (the “Board Diversity Policy”) prior to the [REDACTED] in order to enhance the effectiveness of our Board and to maintain a high standard of corporate governance. Our Company recognizes and embraces the benefits of having a diverse Board. Pursuant to the Board Diversity Policy, in reviewing and assessing suitable candidates to serve as a Director of the Company, the Nomination Committee will consider a range of diversity perspectives with reference to the Company’s business model and specific needs, including but not limited to gender, age, language, cultural and educational background, professional qualifications, skills, knowledge, industry and regional experience and/or length of service. All board appointments will be based on meritocracy, and candidates will be considered against objective criteria, having due regard for the benefits of diversity on the Board.

As at the Latest Practicable Date, our Board consists of four male members and two female members with ages ranging from 42 years old to 83 years old. Our Directors have a balanced portfolio of knowledge and skills, including strategic leadership, international business and corporate development, merger and acquisition, mining and geology, corporate finance and investment, accounting and auditing, health and safety, sustainability and risks management, corporate governance and compliance management etc. They obtained degrees in various fields such as business administration, law, geology and science. Our Company has reviewed the membership, structure and composition of the Board, and is of the opinion that the structure of the Board is reasonable, and the experiences and skills of the Directors in various aspects and fields can enable our Company to maintain high standard of operation.

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Upon the [REDACTED], the Corporate Finance and Nomination Committee will from time to time review the Board Diversity Policy, develop and review measurable objectives for implementing the policy, and monitor the progress on achieving these measurable objectives in order to ensure that the policy remains effective. The Company will (i) disclose the biographical details of each Director and (ii) report on the implementation of the Board Diversity Policy (including whether we have achieved board diversity) in its annual corporate governance report.

COMPETITION

Each of our Directors confirms that as at the Latest Practicable Date, he or she did not have any interest in a business which competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.

Mr. Stephen Paul Simpson also serves on the board of public companies in the mining sector. However, as he is not the member of our executive management team, we do not believe that his position in such companies would render us incapable of carrying on our business independently.

EQUITY COMPENSATION PLANS

Our Company have adopted the Omnibus Plan approved by Shareholders on September 26, 2025. The purpose of the Omnibus Plan has been established to attract and retain directors, officers, employees and consultants to the Company (each an “Eligible Person”), and to provide incentives for them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company is to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity. Pursuant to the Omnibus Plan, the Company may issue Options, RSUs and PSUs, collectively, the (“Awards”).

As at the Latest Practicable Date, the Company has granted options pursuant to the Omnibus Plan representing a total of 745,107 shares options outstanding and 2,498,586 RSUs outstanding. For the principal terms and details of the outstanding share options and RSUs under the Omnibus Plan, please refer to the paragraph headed “Appendix V — Statutory and General Information — D. Equity Compensation Plan — 1. Omnibus Plan and — 4. Outstanding share options, share awards and RSUs granted under the Omnibus Plan.”

EMOLUMENT OF DIRECTORS AND SENIOR MANAGEMENT

We offer our Directors and senior management members, who are also employees of our Company, emolument in the form of salaries, allowances, bonuses and benefits in kind. Our independent Directors receive emolument based on their responsibilities (including being members or chairman of Board committees).

The aggregate amount of remuneration which was paid to our Directors (including fees, salaries, bonuses, allowances and benefits in kind, performance related bonuses, and share-based compensation) for the two fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2025 were US$4.46 million, US$4.72 million and US$4.15 million, respectively.

It is estimated that the aggregate amount of remuneration (including fees, salaries, allowances and benefits in kind, performance related bonuses, pension scheme contributions, and equity-settled share award expenses) payable to Directors for the fiscal year ending March 31, 2026 will be approximately US$4.87 million under arrangements in force at the Latest Practicable Date.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

DIRECTORS AND SENIOR MANAGEMENT

The aggregate amount of remuneration which were paid by the Group to our five highest paid individuals (excluding Directors) for the two fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2025 were US$1.89 million, US$1.92 million and US$1.77 million, respectively.

None of our Directors or any past directors of any member of the Group and five highest paid individuals has been paid any sum of money for the two fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2025 as (a) an inducement to join or upon joining the Company; or (b) for loss of office as a director of any member of the Group or of any other office in connection with the management of the affairs of any member of the Group.

There has been no arrangement under which a Director has waived or agreed to waive any emoluments for the two fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2025.

Except as disclosed above, no other payments have been paid, or are payable, by our Company or any of our subsidiaries to our Directors or the five highest paid individuals of our Group during the Track Record Period.

For additional information on Directors’ remuneration during the Track Record Period as well as information on the highest paid individuals, please refer to Notes 10 and 24 of the Accountants’ Report in Appendix I to this Document. For details on the service agreements entered into by and between our Company and our Directors, please see section headed “Appendix V — Statutory and General Information — C. Further Information about our Directors and Substantial Shareholders — 2. Particulars of the Directors’ Service Contracts”.

DIRECTORS’ INTEREST

Save as disclosed in the section headed “Appendix V — Statutory and General Information — C. Further Information about our Directors and Substantial Shareholders — 1. Disclosure of Interests” in this Document, none of the Directors holds any interest in the Shares which would be required to be disclosed pursuant to Part XV of the SFO.

COMPLIANCE ADVISER

We have appointed Rainbow Capital (HK) Limited as our compliance adviser (the “Compliance Adviser”) pursuant to Rules 3A.19 of the Listing Rules. The Compliance Adviser will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rule 3A.23 of the Listing Rules, the Compliance Adviser will advise us on the following circumstances:

(a)	before the publication of any announcements, circulars or financial reports required by regulatory authorities or applicable laws;

(b)	where a transaction, which might constitute a notifiable or connected transaction under the Listing Rules, is contemplated, including share issues and securities repurchases; and

(c)	where the Stock Exchange makes an inquiry of us regarding unusual price movement and trading volume or other issues under Rule 13.10 of the Listing Rules.

The term of appointment of the Compliance Adviser shall commence on the [REDACTED] Date and is expected to end on the date on which we comply with Rule 13.46 of the Listing Rules in respect of our financial results for the first full financial year commencing after the [REDACTED] Date. The appointment may be subject to extension by mutual agreement.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SUBSTANTIAL SHAREHOLDERS

During the Track Record Period and up to the Latest Practicable Date, our shareholding structure was diverse such that no shareholder can control or exercise significant influence over our managements or our operation and management.

So far as our Directors are aware, immediately following the completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes), the following persons will have, or be deemed, or taken to have an interest and/or a short position in our Shares or underlying Shares which would fall to be disclosed to our Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or will be, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of our Company:

		Shares held as at		Shares held immediately following the
		the Latest Practicable Date		completion of the [REDACTED](1)
			Approximate		Approximate
			percentage in		percentage in
	Capacity/	Number of	the total issued	Number of	the total issued
Name of Shareholder	Nature of interest	Shares	share capital	Shares	share capital
Helikon Investments Limited(2)	Beneficial owner	16,115,414	7.29%	[16,115,414]	[REDACTED]	%
Mr. Federico Riggio(2)	Beneficial owner	16,115,414	7.29%	[16,115,414]	[REDACTED]	%
Van Eck Associates Corporation(3)	Beneficial owner	15,199,908	6.87%	[15,199,908]	[REDACTED]	%

Notes:

(1)	Assuming the [REDACTED] is not exercised and no further Shares are issued upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes.

(2)	Based on a schedule 13G filed by Helikon Investments Limited and Federico Riggio with the SEC on May 7, 2026, in which they reported that they each beneficially owned 16,115,414 Shares as at March 31, 2026.

(3)	Based on a schedule 13G/A filed by Van Eck Associates Corporation with the SEC on August 14, 2025, in which it reported that it beneficially owned 15,199,908 Shares (with sole voting power in 15,137,640 Shares and sole dispositive power in 15,199,908 Shares) as at June 30, 2025.

Substantial shareholders of other members of our Group, who will, immediately following completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes), be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, are disclosed in “Appendix V — Statutory and General Information — C. Further Information about our Directors and Substantial Shareholders — 1. Disclosure of Interests” of this Document.

Save as disclosed above, our Directors are not aware of any person who will, immediately following completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes), have any interest and/or short position in the Shares or underlying Shares of our Company which will be required to be disclosed to our Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who are, directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of the Company.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SHARE CAPITAL

SHARE CAPITAL

All of the issued Shares in the Company comprise fully paid common shares. Under the BCBCA, companies incorporated in British Columbia typically have an unlimited authorised capital, and do not generally attribute a “par value” in respect of classes of shares. All Shares are recorded in the Company’s financial statements at their issue price less issue costs.

Before the [REDACTED]

As at the Latest Practicable date, the issued Shares of our Company was 221,174,202, all Shares are fully paid up.

Upon the Completion of the [REDACTED]

Immediately following the completion of the [REDACTED], assuming that the [REDACTED] are not exercised, the share capital of our Company will be as follows.

		% of the total
		issued share
	Number of	capital of our
Description of Shares	Shares	Company
Issued Shares as at the Latest Practicable Date	221,174,202	[REDACTED]
Shares issuable upon exercise of all outstanding Options under the Omnibus Plan	745,107	[REDACTED]
Shares issuable upon settlement of all outstanding RSUs under the Omnibus Plan	2,498,586	[REDACTED]
Shares issuable upon conversion of all the Convertible Notes	32,411,415	[REDACTED]
Shares to be issued pursuant to the [REDACTED]	[REDACTED]	[REDACTED]
Total	[REDACTED]	100.00

Immediately following the completion of the [REDACTED], assuming that the [REDACTED] are fully exercised, the share capital of our Company will be as follows.

		% of the total
		issued share
	Number of	capital of our
Description of Shares	Shares	Company
Issued Shares as at the Latest Practicable Date	221,174,202	[REDACTED]
Shares issuable upon exercise of all outstanding Options under the Omnibus Plan	745,107	[REDACTED]
Shares issuable upon settlement of all outstanding RSUs under the Omnibus Plan	2,498,586	[REDACTED]
Shares issuable upon conversion of all the Convertible Notes	32,411,415	[REDACTED]
Shares to be issued pursuant to the [REDACTED]	[REDACTED]	[REDACTED]
Total	[REDACTED]	100.00

Ranking

The Shares rank pari passu in all respects, and in particular, for all dividend and other distributions, declared paid or made on the Shares.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SHARE CAPITAL

Save as disclosed in this Document, no share or loan capital of the Company or any of its subsidiaries is under any option or is agreed conditionally or unconditionally to be put under any option.

Circumstances under which general meetings are required

All of the issued Shares in the Company comprise fully paid common shares, each of which ranks pari passu with the other Shares.

Pursuant to the BCBCA and the terms of our Articles, our Company may from time to time by ordinary resolution of Shareholders (i) increase its capital; (ii) consolidate and divide its capital into Shares of larger amount; (iii) divide its unissued Shares into classes; (iv) subdivide its Shares or any of them into Shares of smaller amount; and (v) cancel any Shares which at the date of the passing of resolution which have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so canceled. In addition, our Company may reduce or redeem its share capital by Shareholders’ special resolution.

For details, please refer to “Appendix IV — Summary of Articles, Canadian Corporate and Securities Laws, and Certain United States Federal Securities Laws, TSX and NYSE American Listing Policies and Shareholder Protection Matters” in this Document.

The Omnibus Plan

Our Company have adopted the Omnibus Plan approved by Shareholders on September 26, 2025. The principal terms of the Omnibus Plan is summarized in the section headed “Appendix V — Statutory and General Information — D. Equity Compensation Plan” in Appendix V of this Document.

General mandate to issue Shares

At the special meeting of our Company to be convened before the [REDACTED], a resolution will be put forth for the Shareholders to approve that, conditional upon the [REDACTED], our Directors will be granted a general unconditional mandate to allot, issue and deal with Shares with a total number of not more than the sum of:

(a)	20% of the number of Shares in issue immediately following completion of the [REDACTED]; and

(b)	the total number of Shares repurchased by us under the authority referred to in the paragraph headed “— General mandate to repurchase Shares” in this section.

This general mandate to issue Shares will expire at the earliest of:

•	the conclusion of the next annual general meeting of our Company;

•	the expiration of the period within which the next annual general meeting of our Company is required to be held by any applicable laws or the Articles; or

•	the date on which it is varied or revoked by an ordinary resolution of our Shareholders passed in a general meeting.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

SHARE CAPITAL

Please see the paragraph headed “Statutory and General Information — A. Further Information about Our Company — 4. Resolutions of our Shareholders’ General Meeting in relation to the [REDACTED]” in Appendix V of this Document for further details of this general mandate to allot, issue and deal with Shares.

General mandate to repurchase Shares

The Board approved a share repurchase programme (the “Repurchase Programme”) in which our Company may acquire up to 8,747,245 common shares of the Company representing approximately 4% of the total issued and outstanding Shares as at September 5, 2025 from September 19, 2025 to September 18, 2026.

As at the Latest Practicable Date, the Repurchase Programme has been adopted and shall lapse upon [REDACTED]. At the general meeting to be convened before the [REDACTED], a resolution will be put forth for the Shareholders to approve that, conditional upon [REDACTED], our Directors have been granted a general unconditional mandate to exercise all the powers of our Company to repurchase our own securities with a total number of up to 10% of the total number of our Shares in issue immediately upon [REDACTED] (the “Repurchase Mandate”).

The Repurchase Mandate relates to repurchases which are made on the Stock Exchange, or on any other stock exchange on which our Shares are listed (and which are recognized by the SFC and the Stock Exchange for this purpose), in accordance with the Listing Rules. A summary of the relevant Listing Rules is set out in the paragraph headed “Statutory and General Information — A. Further Information about Our Company — 4. Resolutions of our Shareholders’ General Meeting in relation to the [REDACTED] and — 5. Explanatory statement on repurchase of our own securities” in Appendix V of this Document.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

You should read the following discussion and analysis in conjunction with our historical financial information as at and for the fiscal years ended March 31, 2024 and 2025 included in the Accountants’ Report set out in Appendix I and the Condensed Consolidated Financial Statements set out in Appendix IA to this Document with the accompanying notes. Our audited historical financial information has been prepared in accordance with IFRS, which may differ in material aspects from generally accepted accounting principles in other jurisdictions.

The following discussion and analysis and other parts of this Document contain forward-looking statements that reflect our current view with respect to future events and financial performance that involve risks and uncertainties. These statements are based on our assumptions and analysis in light of our experience and perception of historical events, current conditions and expected future developments, as well as factors that we believe are appropriate under the circumstances. In evaluating our business, you should carefully consider the information provided in the section headed “Risk Factors” in this Document.

OVERVIEW

We are a global precious metal mining company with a proven record of profitability and growth potential, headquartered in Vancouver, Canada, mainly engaged in exploration and production of diversified precious metals such as silver and gold, as well as non-ferrous metals such as lead and zinc, holding a leading position in silver production in China. To create shareholder value, we are committed to continuously generate free cash flow from long-life mines, pursuing organic growth through extensive drilling for new discoveries, seeking ongoing merger and acquisition opportunities to unlock value, and maintaining responsible mining and sound ESG practices.

We have achieved significant growth in recent years. For the fiscal years ended March 31, 2024 and 2025, our revenue was USD215.2 million and USD298.9 million, respectively, representing a year-over-year growth of 38.9%. For the nine months ended December 31, 2024 and 2025, our revenue was USD223.8 million and USD290.8 million, respectively, representing a year-over-year growth of 29.9%. For the fiscal years ended March 31, 2024 and 2025, our net income was USD49.7 million and USD78.8 million, respectively, and our adjusted net income (a non-IFRS measure) was USD52.7 million and USD98.1 million, respectively, representing a year-over-year growth of 58.6% for net income and 86.1% for adjusted net income. For the nine months ended December 31, 2024 and 2025, our net income was USD82.4 million and USD16.8 million, respectively, and our adjusted net income (a non-IFRS measure) were USD79.3 million and USD117.5 million, respectively, representing a year-over-year decrease of 79.6% for net income and a year-over-year increase of 48.2% for adjusted net income. See “— Description of Key Statement of Income Items — Non-IFRS Measure” for a reconciliation of net income to adjusted net income (a non-IFRS measure).

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our business and historical financial condition and results of operations have been, and are expected to continue to be, affected by the following key factors.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Price Fluctuation of Silver, Gold, Lead, Zinc and Other Metals

During the Track Record Period, our revenue was in large part derived from the mining and sales of silver, gold, lead and zinc contained in metal concentrates. In line with the market practice, we price our metal concentrates based on the quoted market prices and the grades of our metal concentrates. For details on our pricing policy, please refer to “Business — Sales and Customers — Pricing Policy” in this Document.

The market prices of those commodities are largely determined by market forces beyond our control, including global and PRC economic cycles, currency exchange fluctuations, and global or regional supply and demand for jewelry and industrial products containing silver, gold and other metals. Historically, the prices have fluctuated widely. See “Industry Overview” in this Document for historical price data. A sustained significant decline in these market prices would materially and adversely affect our business, financial condition and results of operations. For details, please see “Risk Factors — Risks Relating to Our Industry and Business — Volatility in metal market prices could materially and adversely affect the profitability of our operations and financial conditions.”

Production and Sales Volumes

Our revenue is directly affected by our production and sales volumes of metal concentrates. During the Track Record Period, strong market demand enabled us to sell substantially all of our production within short periods. Accordingly, our sales volume of products during the Track Record Period were generally comparable to our production volumes, with minor discrepancies owing to factors such as revenue recognition timing and inventory levels. See “Business — Mineral Resources and Mineral Reserves — Metal Production” and “Business — Mineral Resources and Mineral Reserves — Sales and Revenue” for our production and sales volumes during the Track Record Period.

Our production and sales volumes are, among others, subject to the capacity, efficiency and stable production of our mining and processing operations. As at December 31, 2025, we had processing plants with a total designed ore processing capacity of approximately 5,700 tonnes per day, to support our planned production growth in near future. However, any interruption of our mining operation or breakdown of our ore processing plants could materially and adversely affect our production and sales volume and in turn affect our business, financial conditions and results of operations.

Our production and sales volumes may also be affected by changes in prices of silver, gold, lead, zinc and other metals because such decrease in prices may render current mineral resources uneconomical to mine and process. In addition, fatal accidents, injuries and natural phenomena that are beyond our control, such as weather conditions, floods and rockslides, may temporarily suspend part of our mining operations and affect our production and sales volumes.

Cost of Mine Operations

Our competitiveness and long-term profitability depend on our ability to control cost of mine operations and maintain efficient operations. During the Track Record Period, our cost of mine operations included production costs, depreciation and amortization, mineral resource taxes, government fees and other taxes and general and administrative expenses. Production costs, which comprise mining cost, shipping cost and milling cost, were the largest component of our cost of mine operations during the Track Record Period. For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2024 and 2025, our production costs were USD88.6 million, USD108.4 million, USD73.7 million and USD85.6 million, respectively, accounting for approximately 65.8%, 61.8%, 58.3% and 62.5% of our total costs of mine operations, respectively. These production costs were derived entirely from our production at the Ying Project and the GC Mine, both located in the PRC.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Our production costs may increase due to multiple factors, including, among others, (i) increase in mining and production volumes, (ii) expansion of infrastructure construction at our mines, (iii) substantial increase in labor costs, as well as (iv) market conditions such as volatile energy prices, commodity and consumable process and currency exchange rates.

Our Mine Developments and Capital Expenditures

The mining industry is capital-intensive, requiring substantial upfront investment in equipment, land acquisition, and compliance with stringent safety and environmental regulations. We have made and will continue to make significant capital expenditures in maintaining and expanding our mining operations. Our capital expenditure levels depend on a number of factors, such as projected production mine plan over the life of mine, infrastructure refurbishment, equipment replacement due to wear and tear and exploration funding availability.

During the Track Record Period, our capital expenditure primarily comprised (i) ramp, development tunneling, and others, (ii) exploration tunneling, (iii) exploration drilling, and (iv) plant and equipment. For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2024 and 2025, total capital expenditures were USD64.0 million, USD86.6 million, USD73.0 million and USD95.2 million, respectively, representing approximately 29.7%, 29.0%, 32.6%, and 32.7% of our revenue for the same fiscal years/periods. Our capital expenditures could significantly impact our financial condition and operating results, especially if we are unable to deliver expansion projects on time and within budget. In addition, our capital expenditures today will increase our future depreciation costs, which will in turn lead to an increase in our future cost of mine operations. Accordingly, our management must consistently consider the capital expenditures necessary to achieve our sustainable production objectives against other demands on cash. Acquisitions and investments also carry numerous risks, including difficulties in the integration of operations, corporate culture and personnel of the acquired business, diversion of management’s attention from other business concerns, risks of entering into new markets and the potential loss of key employees of the acquired business. All of these factors may materially and adversely affect our business, financial condition and results of operations.

Investments in and Acquisitions of Mineral Properties

Our growth strategy encompasses both organic expansion and strategic investments in and acquisitions of mineral properties. Since entering the China market in 2003, we have successfully acquired and developed mines across various regions with diverse mineral coverage. During the Track Record Period, we completed the acquisitions of Adventus in July 2024 (with an implied value of approximately CAD200 million on a fully-diluted in-the-money basis) and the Chaarat Gold Project in January 2026 (with the consideration of USD92.0 million paid). For more information on the major acquisitions we completed, see “History and Corporate Structure”. We are also a strategic investor in NUAG and Tincorp with an ownership of 27.8% and 27.4% respectively, as at the Latest Practicable Date. For details, please refer to Note 14 to the Accountants’ Report as set out in Appendix I and Note 9 to the Condensed Consolidated Financial Statements as set out in Appendix IA to this Document.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Investments and acquisitions increase financing, operation and transition costs without immediate revenue or profit gains. Acquisitions of entities with different margin compositions than our existing margins will also impact our overall margins. In addition, underperformance of acquired entities and businesses could adversely affect our results of operations.

Operations and Regulatory Regime

During the Track Record Period, our mines in production were all located in the PRC. Through acquisition of Adventus and Chaarat ZAAV, we also controlled mining and exploration projects in Ecuador and the Kyrgyz Republic. Our operations are subject to a range of laws, regulations, policies, standards and requirements of the PRC, Ecuador and the Kyrgyz Republic governing exploration, mining, production, taxation, labor standards, occupational health and safety, waste treatment, environmental protection and operation management. The governments of these jurisdictions have full authority to grant, renew, or terminate the permits and licences for exploration, mining, and production activities. While we expect to be able to obtain and renew our licences and permits, if for any reason we are unable to do so, our business and results of operations would be materially and adversely affected. For details, please see “Risk Factors — The permits and licences required for our mining and exploration operations may not be granted or renewed.”

Given our products have diverse industrial uses, their market demand depends on, among others, the state of the global economy and stability of international trade. According to SMM, the global demand for silver, gold, lead, zinc and copper is expected to grow at CAGRs of 4.8%, 2.7%, 1.1%, 1.8% and 1.3%, respectively, from 2026 to 2030.

Exchange Rates

Our consolidated financial statements are presented in U.S. dollars. The U.S. dollar is also the functional currency of our head office, Canadian subsidiaries, intermediate holding companies and subsidiaries in Ecuador. The functional currency of all of our Chinese subsidiaries is Renminbi. During the Track Record Period, we also issued financial instruments denominated in Renminbi, Canadian dollars, Kyrgyz som and Australian dollars. We did not engage in foreign exchange currency hedging during the Track Record Period. Certain of our monetary assets and liabilities are denominated in currencies other than U.S. dollars and are therefore subject to foreign exchange risk.

As a company with global operations, our results of operations have been and will continue to be affected by fluctuations in exchange rates. Please also see “Risk Factors — Risks Relating to Our Industry and Business — Currency fluctuations may affect our results of operations and financial condition.”

SENSITIVITY ANALYSIS

The following sensitivity analysis illustrates the impact of hypothetical fluctuations in the price of silver, gold, lead and zinc concentrates on our gross profit, with all other variables held constant.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Impact on gross profit by fluctuation of price of silver

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2024	2025	2024	2025
	(USD’000)	(USD’000)	(USD’000)	(USD’000)
+/-5%	6,212	9,338	7,117	10,077
+/-10%	12,423	18,676	14,234	20,154
+/-15%	18,635	28,013	21,351	30,231
+/-20%	24,847	37,351	28,467	40,308

Impact on gross profit by fluctuation of price of lead

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2024	2025	2024	2025
	(USD’000)	(USD’000)	(USD’000)	(USD’000)
+/-5%	2,620	3,001	2,248	2,206
+/-10%	5,239	6,001	4,495	4,412
+/-15%	7,859	9,002	6,743	6,618
+/-20%	10,479	12,003	8,991	8,823

Impact on gross profit by fluctuation of price of zinc

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2024	2025	2024	2025
	(USD’000)	(USD’000)	(USD’000)	(USD’000)
+/-5%	955	1,301	1,063	907
+/-10%	1,910	2,602	2,127	1,813
+/-15%	2,865	3,903	3,190	2,720
+/-20%	3,820	5,205	4,253	3,626

Impact on gross profit by fluctuation of price of gold

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2024	2025	2024	2025
	(USD’000)	(USD’000)	(USD’000)	(USD’000)
+/-5%	651	891	452	997
+/-10%	1,302	1,782	904	1,993
+/-15%	1,954	2,672	1,356	2,990
+/-20%	2,605	3,563	1,808	3,986

BASIS OF PREPARATION

The historical financial information has been prepared in accordance with IFRS accounting stardards and is presented in USD unless otherwise stated (“Historical Financial Information”). We have applied IFRS accounting standards, effective for the accounting periods beginning on April 1, 2023 consistently throughout the Track Record Period. The preparation of Historical Financial Information in conformity with IFRS accounting standards requires the use of certain accounting estimates, as well as our management’s judgment in applying our accounting policies. Please refer to Note 3 to the Accountants’ Report as set out in Appendix I to this Document for the areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to Historical Financial Information.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND ASSUMPTIONS

We have identified certain accounting policies and estimates that we believe are material to the preparation of our Historical Financial Information. Our material accounting policy information and estimates, which are important for understanding our results of operations and financial condition, are set forth in Note 3 to the Accountants’ Report as set out in Appendix I to this Document. Some of our accounting policy information involve subjective assumptions and estimates, as well as complex judgment relating to accounting items. In each case, the determination of these items requires our management judgment based on information and financial data that may change in future periods. There has not been any material deviation between our management’s estimates or assumptions and actual results, and we have not made any material changes to these estimates or assumptions during the Track Record Period. We do not expect any material changes in these estimates and assumptions in the foreseeable future. When reviewing our financial statements, you should consider our selection of material accounting policy information, the judgment and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of the assets sold is transferred to the customers and we fulfill our performance obligation. Revenue is allocated to each performance obligation. In determining whether we have fulfilled a performance obligation, we consider indicators of control transfer, such as our present right to payment, the customer’s legal title to the assets and physical possession of the assets. Control typically transfers when the assets are loaded onto customer-arranged trucks at our mining facilities. Where we pay shipping costs or provide certain other post-transfer services, those shipping and other services are treated as separate performance obligations, with corresponding revenue allocated and recognized upon satisfaction thereof.

Sale of concentrates

While customers typically make advance payments to purchase concentrates, revenue from concentrate sales is recognized based on our assay results for quantity and quality of the concentrates sold as well as the applicable commodity prices (referenced from active and freely-traded commodity markets) applicable to the specific quotation period (ranging from ten to fifteen days around the shipment date). Smelter charges, including refining and treatment charges, are netted against revenue from metal concentrate sales.

Mineral Reserves and Mineral Resources Estimates

Mineral reserves and mineral resources are estimated by qualified persons in accordance with the NI 43-101 Code. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Changes in assumptions, including metal prices, production costs, recovery rates, and market conditions could result in revisions to mineral reserve and mineral resource estimates. Such changes could impact depreciation and amortization rates, asset carrying values and environmental and rehabilitation provisions.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Capitalization of Expenditures Included in Mineral Rights and Properties

Our management has determined that those capitalized expenditures, including exploration and evaluation expenditures and development costs incurred at producing properties, have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Our management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits, whether to extend of the mine life, increase future production, or to provide access to a component of an ore body that will be mined in a future period.

Plant and equipment and depreciation

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring them to the working location and condition intended by management. Plant and equipment are subsequently stated at cost less accumulated depreciation and impairment losses. Depreciation is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Estimated useful lives
Buildings	20 years

Office equipment	5 years

Machinery	5 to 10 years

Motor vehicles	5 years

Land use rights	50 years

Leasehold improvements	Lesser of useful life or term of the lease

Subsequent costs that meet the asset recognition criteria are capitalized, while costs that do not extend the useful life of an asset are considered repairs and maintenance and are recognized as an expense in the period for which they are incurred.

Assets under construction are capitalized as construction-in-progress and are recorded at cost, including the direct construction costs and capitalized borrowing costs on related borrowings incurred during the construction period. Construction-in-progress is reclassified to the appropriate category of plant and equipment and depreciation commences when the asset is completed and ready for its intended use.

Upon disposal or abandonment, the carrying amount of plant and equipment is derecognized and any resulting gain or loss is recognized in net income.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Classification of Labilities as Current or Non-current

The classification of liabilities as current or non-current is determined based on contractual rights that exist at the end of the reporting period and is not affected by management’s expectations as to whether an entity will exercise its right to defer settlement (which refers to the transfer of cash, equity instruments, other assets or services to the counterparty). A liability that is not due within the next twelve months is classified as non-current even if management intends or expects to settle such liability within the next twelve months. Covenants that are required to be complied with after the reporting date have no effect on the classification of liabilities as current or non-current at the reporting date.

Classification of Convertible Notes

Convertible notes are loans with an equity conversion feature that give the holders an option to convert the loans into Shares. They are initially assessed to determine whether they are compound financial instruments, with the host contract classified as a financial liability and the conversion feature classified as equity. In assessing the classification of convertible notes, both the host contract and the conversion feature are considered. The conversion feature is classified as equity if the conversion results in a fixed amount of Shares being exchanged for a fixed amount of cash. Otherwise, the conversion feature is classified as a derivative liability. If convertible notes are classified as financial liabilities, their classification as current or non-current is determined with reference to “— Classification of Liabilities as Current or Non-current”.

For details, see Note 3 to the Accountants’ Report as set out in Appendix I to this Document.

DESCRIPTION OF KEY STATEMENT OF INCOME ITEMS

The following table sets forth a summary of our consolidated results of operations during the Track Record Period, which are derived from the Accountants’ Report as set out in Appendix I and the Condensed Consolidated Financial Statements as set out in Appendix IA to this Document. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Document. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	(USD’000)	(USD’000)	(USD’000)	(USD’000)
			(unaudited)	(unaudited)
Revenue	215,187	298,895	223,782	290,776
Cost of mine operations
Production costs	88,574	108,363	73,684	85,622
Depreciation and amortization	27,286	31,014	22,764	27,481
Mineral resource taxes	5,275	7,359	5,466	6,554
Government fees and other taxes	2,641	16,009	14,021	8,416
General and administrative	10,822	12,599	10,442	8,954
	134,598	175,344	126,377	137,027

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	(USD’000)	(USD’000)	(USD’000)	(USD’000)
			(unaudited)	(unaudited)
Income from mine operations	80,589	123,551	97,405	153,749
Corporate general and administrative	14,095	17,565	13,816	15,719
Property evaluation and business development	807	3,333	2,904	918
Foreign exchange (gain) loss	337	581	—	(983)
Gain on investments	(7,677)	(12,451)	(7,528)	(27,125)
Loss (gain) on derivative liabilities	—	9,011	(11,561)	118,166
Share of loss in associates	2,692	2,806	1,263	283
Dilution (gain) loss on investment in associates	(733)	—	—	285
Impairment of investment in associates	4,251	—	—	—
Loss on disposal of plant and equipment	45	163	179	190
Other expenses (income)	2,851	(609)	(2,461)	1,876
Income from operations	63,921	103,152	100,793	44,420
Finance income	6,247	8,518	5,864	9,891
Financial costs	(213)	(6,713)	(3,270)	(9,703)
Income before income taxes	69,955	104,957	103,387	44,608
Income tax expense	20,277	26,188	20,991	27,856
Net income	49,678	78,769	82,396	16,752
Attributable to:
Equity holders of the Company	36,306	58,190	65,775	(9,222)
Non-controlling interests	13,372	20,579	16,621	25,974
	49,678	78,769	82,396	16,752

Non-IFRS Measure

To supplement our consolidated financial statements which are presented in accordance with IFRS, we also use adjusted net income (a non-IFRS measure) as additional financial measure, which is not required by, or presented in accordance with, IFRS. We believe this non-IFRS measure provides additional information to investors and others and facilitates comparisons of operating performance from period to period and from company to company by eliminating potential impact of certain items. However, our presentation of adjusted net income (a non-IFRS measure) may not be comparable to similarly titled measures presented by other companies. The use of this non-IFRS measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

We define adjusted net income as net income adjusted by excluding certain non-cash items, items subject to volatility resulting from factors unrelated to our core operations in the corresponding period, and items that will settle in future periods, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, gain or loss on fair valuation of derivative liabilities, gain or loss on investments, and expenses that are unrelated to our normal operations and are not expected to continue. The term “adjusted net income” is not defined under IFRS and may not be comparable to other similarly named measures used by other companies.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	(USD’000)	(USD’000)	(USD’000)	(USD’000)
			(unaudited)	(unaudited)
Net income as reported for the fiscal year/period	49,678	78,769	82,396	16,752
Adjustments, net of tax
Share-based compensation included in general and administrative	4,146	3,692	3,045	3,289
Non-recurring and non-routine items	—	4,057	2,393	789
One-time expenses included in government fees and other taxes	—	7,599	7,599	—
Foreign exchange loss (gain)	337	581	—	(983)
Share of loss in associates	2,692	2,806	1,263	283
Impairment of investment in associates	4,251	—	—	—
Dilution (gain) loss on investment in associate	(733)	—	—	285
Loss (gain) on fair valuation of derivative liabilities	—	9,011	(11,561)	118,166
Accretion of long-term deposit	—	—	—	273
Finance costs related to convertible notes(Note)	—	3,989	1,741	5,776
Gain on investments	(7,677)	(12,451)	(7,528)	(27,125)
Adjusted net income for the fiscal year/period	52,694	98,053	79,348	117,505

Note:

(i)	For the fiscal year ended March 31, 2025, adjustments to finance costs related to convertible notes include 1) USD1.7 million issuance cost expensed as “Finance costs” and 2) USD2.2 million interest expenses, the difference between the interest accrued based on the effect interest rate of 12.58% and the coupon rate of 4.75% in Fiscal 2025.

(ii)	For the nine months ended December 31, 2024, adjustments to finance costs related to convertible notes include $1.7 million issuance cost expensed as “Finance costs”.

(iii)	For the nine months ended December 31, 2025, adjustments to finance costs related to convertible notes refer to the difference between the interest accrued based on the effective interest rate of 12.58% and the coupon rate of 4.75%.

Revenue

During the Track Record Period, we generated substantially all of our revenue from the mining and sales of silver, gold, lead, zinc and other metals contained in metal concentrates from the Ying Project and the GC Mine. Our revenue amounted to USD215.2 million and USD298.9 million in fiscal years ended March 31, 2024 and 2025, and USD223.8 million and USD290.8 million in the nine months ended December 31, 2024 and 2025.

During the Track Record Period, the Ying Project dominated revenues arising from silver, gold and lead sales, while the GC Mine led in generating revenue from zinc sales. For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2024 and 2025, the Ying Project accounted for 93.7%, 94.2%, 93.5% and 94.9% of total silver sales revenue, respectively, 100.0% of total gold sales revenue across both fiscal years and both nine-month periods, and 89.7%, 91.3%, 90.0% and 91.1% of total lead sales revenue, respectively. The GC Mine represented 63.9%, 63.1%, 65.4% and 70.1% of total zinc sales revenue for the same fiscal years/periods, respectively.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

For detailed data, please refer to “Business — Mineral Resources and Mineral Reserves — Sales and Revenue” in this Document.

Sales volume

During the Track Record Period, strong market demand enabled us to sell substantially all of our production within short periods.

During the Track Record Period, our sales volume of silver increased by 11.3% from 6.2 million ounces for the fiscal year ended March 31, 2024 to 6.9 million ounces for the fiscal year ended March 31, 2025 mainly due to an increase in the volume of ore we mined and processed. Our sales volume of silver remained relatively stable at approximately 5.3 million ounces and 5.4 million ounces for the nine months ended December 31, 2024 and 2025, respectively.

For details of our sales volume by metal type, please see the following table.

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
Metal Sales Volume
— Silver (million ounces)	6.2	6.9	5.3	5.4
— Gold (ounces)	7,268.0	7,577.0	4,112.0	6,234.0
— Lead (million pounds)	60.6	62.3	46.0	46.4
— Zinc (million pounds)	23.3	23.5	19.0	17.9

Average selling prices, net of value added tax and smelter charges

Our average selling prices, net of value added tax and smelter charge (“average net realized selling prices”), per metal during the Track Record Period were calculated by dividing the revenue generated by each metal by the sales volume of such metal, using the Shanghai Metal Exchange Price, less smelter charges, recovery and VAT. In line with the market practice, we price our metal concentrates based on the quoted market prices and the head grades of our metal concentrates. For details on our pricing policy, please refer to “Business — Sales and Customers — Pricing Policy” in this Document. Accordingly, our average net realized selling prices for our metal products sold during the Track Record Period generally followed the global price trend.

For details of the average net realized selling prices by metal type, please see below.

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
Price
— Silver (USD per ounce)	19.9	27.0	26.7	37.7
— Gold (USD per ounce)	1,792.0	2,351.0	2,198.0	3,197.0
— Zinc (USD per pound)	0.8	1.1	1.1	1.0
— Lead (USD per pound)	0.9	1.0	1.0	1.0

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Cost of Mine Operations

The following table sets forth the components of our cost of mine operations and their respective percentages in the total cost of mine operations during the Track Record Period.

	For the fiscal year ended March 31,				For the nine months ended December 31,
	2024		2025		2024		2025
	USD’000%		USD’000%		USD’000%		USD’000%
					(unaudited)		(unaudited)
Production costs	88,574	65.8	108,363	61.8	73,684	58.3	85,622	62.5
Depreciation and amortization	27,286	20.3	31,014	17.7	22,764	18.0	27,481	20.1
Mineral resource taxes	5,275	3.9	7,359	4.2	5,466	4.3	6,554	4.8
Government fees and other taxes	2,641	2.0	16,009	9.1	14,021	11.1	8,416	6.1
General and administrative expenses	10,822	8.0	12,599	7.2	10,442	8.3	8,954	6.5
Total	134,598	100.0	175,344	100.0	126,377	100.0	137,027	100.0

Production costs were the largest component of our cost of mine operations, which accounted for approximately 65.8%, 61.8%, 58.3% and 62.5% of our total cost of mine operations for each of the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2024 and 2025, respectively. Our production costs generally corresponded to our production volumes during the Track Record Period. For the fiscal years ended March 31, 2024 and 2025, Our production costs increased by 22.3% for the fiscal years ended March 31, 2024 and 2025 and increased 16.2% for the nine months ended December 31, 2024 and 2025, primarily due to an increase of USD12.1 million for mining preparation tunnels expensed as mining costs.

Our depreciation and amortization expenses mainly represent the depreciation of our mining properties (including mineral rights), mine development costs, and processing plant facilities relating to underground operations. The amortization of mine development costs uses the units-of-production method based on actual production relative to the estimated Proved and Probable Mineral Reserves. The depreciation of processing plant facilities uses the straight-lined method over the estimated useful lives based on the nature of the assets. The fluctuation of the depreciation and amortization expenses is mainly due to the fluctuation of actual production.

Our mine general and administrative expenses mainly consist of salaries and benefits, office and administrative expenses, share-based compensation, amortization and depreciation and professional fees. Our corporate general and administrative expenses are recorded as expenses.

During the Track Record Period, the Ying Project accounted for approximately 81.6% to 85.2% of our total cost of mine operations, the GC Mine accounted for approximately 13.8% to 18.1%, and our overseas mining projects, including the El Domo Project and the Condor Project, accounted for less than 1% altogether.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Income from Mine Operations and Income from Mine Operations Margin

Income from mine operations margin is calculated as income from mine operations divided by revenue for the respective period. For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2024 and 2025, our income from mine operations margin was 37.5%, 41.3%, 43.5% and 52.9%, respectively. The increase is primarily due to an increase in the average net realized selling prices for silver and gold. For details of the fluctuation of our average net realized selling price during the Track Record Period, please refer to “— Revenue” above.

Corporate General and Administrative Expenses

Our corporate general and administrative expenses consist of amortization and depreciation, office and administrative expenses, professional fees, salaries and benefits and share-based compensation. The following table sets forth the breakdown of our corporate general and administrative expenses, each expressed as an absolute amount and as a percentage of our total corporate general and administrative expenses, during the Track Record Period:

	For the fiscal year ended March 31,				For the nine months ended December 31,
	2024		2025		2024		2025
	USD’000%		USD’000%		USD’000%		USD’000%
					(unaudited)		(unaudited)
Amortization and depreciation	588	4.2	660	3.8	512	3.7	539	3.4
Office and administrative expenses	2,042	14.5	2,432	13.8	1,978	14.3	2,367	15.1
Professional fees	860	6.1	1,400	8.0	1,304	9.4	730	4.6
Salaries and benefits	6,459	45.8	9,381	53.4	6,977	50.5	8,794	55.9
Share-based compensation	4,146	29.4	3,692	21.0	3,045	22.0	3,289	20.9
Total	14,095	100.0	17,565	100.0	13,816	100.0	15,719	100.0

Foreign Exchange (Gain) Loss

We recorded foreign exchange losses of USD0.3 million and USD0.6 million in the fiscal year ended March 31, 2024 and 2025, respectively. We also recorded a foreign exchange gain of USD1.0 million for the nine months ended December 31, 2025, while we had no material foreign exchange gains or losses for the nine months ended December 31, 2024. The foreign exchange gains and losses were mainly driven by fluctuations in the exchange rates of the Canadian dollar and the Australian dollar against the U.S. dollar.

Gain on Investments

Our gain on investments during the Track Record Period was mainly due to the changes in value of mark-to-market investments. For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2024 and 2025, we recorded gains on investment totaling USD7.7 million, USD12.5 million, USD7.5 million and USD27.1 million, respectively, primarily from equity investments designated at fair value through profit or loss (“FVTPL”) and due to the fair value changes of mark-to-market investments.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Impairment of Investment in Associate

During the Track Record Period, we recognized an impairment loss of approximately USD4.3 million as at March 31, 2024 in respect of our investment in Tincorp, based on objective evidence of impairment, and accordingly wrote down its carrying amount to its fair value determined by its quoted market price on that date. For details, please refer to Note 14 to the Accountants’ Report as set out in Appendix I and Note 9 to the Condensed Consolidated Financial Statements as set out in Appendix IA to this Document.

Finance Income

During the Track Record Period, we invested in short-term investments which include term deposits, money market instruments and bonds. The increase in our finance income was mainly driven by the increase of our cash. The following table sets forth the breakdown of our finance income during the Track Record Period:

	For the fiscal year ended March 31,				For the nine months ended December 31,
	2024		2025		2024		2025
	USD’000%		USD’000%		USD’000%		USD’000%
					(unaudited)		(unaudited)
Interest income	6,247	100.0	8,518	100.0	5,864	100.0	9,891	100.0
Total	6,247	100.0	8,518	100.0	5,864	100.0	9,891	100.0

Finance Costs

The following table sets forth the breakdown of our finance costs during the Track Record Period:

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	USD’000	USD’000	USD’000	USD’000
			(unaudited)	(unaudited)
Interest on lease obligation	22	126	91	133
Interest on convertible notes	—	4,708	1,333	9,163
Accretion of long-term deposit	—	—	—	273
Issuance costs of convertible notes allocated to derivative liabilities	—	1,740	1,741	—
Accretion of environmental rehabilitation provision	191	139	105	134
Total	213	6,713	3,270	9,703

In November 2024, we issued USD150.0 million of Convertible Notes bearing interest at 4.75% per annum (effective interest rate of 12.6%), which contributed to the increase in finance costs due to coupon interest and amortization of issuance costs. For details, please refer to Note 8 to the Accountants’ Report as set out in Appendix I and Note 6 to the Condensed Consolidated Financial Statements as set out in Appendix IA to this Document.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Income Tax Expense

We are subject to income tax on entity basis on profit arising in or derived from the jurisdictions in which members of our Group are domiciled and operate. For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2024 and 2025, our income tax expenses amounted to approximately USD20.3 million, USD26.2 million, USD21.0 million and USD27.9 million, respectively. For details, please refer to Note 9 to the Accountants’ Report as set out in Appendix I and Note 7 to the Condensed Consolidated Financial Statements as set out in Appendix IA to this Document.

The following table sets out our income tax expenses during the Track Record Period:

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	USD’000	USD’000	USD’000	USD’000
			(unaudited)	(unaudited)
Current income tax	14,671	17,713	13,248	27,108
Deferred income tax	5,606	8,475	7,743	748
Total	20,277	26,188	20,991	27,856

For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2024 and 2025, our effective tax rate was approximately 29.0%, 25.0%, 20.3% and 62.4%, respectively. Our effective rate decreased from 29.0% for the fiscal year ended March 31, 2024 to 25.0% for the fiscal year ended March 31, 2025. Our effective rate increased from 20.3% for the nine months ended December 31, 2024 to 62.4% for the nine months ended December 31, 2025, mainly due to the influence of the fair value change of derivative liabilities amounting to USD118.2 million, which was related to the Convertible Notes, on our income before taxes.

Our Company and subsidiaries incorporated in Canada were subject to statutory income tax rate at 27% during the Track Record Period.

Pursuant to EIT Law and related regulations, the standard EIT rate of our PRC subsidiaries was 25%. During the Track Record Period, two of our PRC subsidiaries, namely, Henan Found and Guangdong Found, were certified as HNTE on November 22, 2023 and November 19, 2024, respectively, by the relevant PRC tax authorities and thus enjoyed a reduced corporate income tax rate of 15%. In addition, certain subsidiaries that were recognized as small low-profit enterprises were subject to a preferential income tax rate of 5% during the Track Record Period.

Our subsidiaries established in Ecuador were subject to statutory income tax at 25% during the Track Record Period.

During the Track Record Period and up to the Latest Practicable Date, we have not been involved in any material disputes or unresolved tax issues with the relevant tax authorities.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

PERIOD TO PERIOD COMPARISON OF RESULTS OF OPERATIONS

Nine Months Ended December 31, 2025 Compared with the Nine Months Ended December 31, 2024

Revenue

Our revenue increased by 29.9% from USD223.8 million for the nine months ended December 31, 2024 to USD290.8 million for the nine months ended December 31, 2025, mainly due to (i) an increase of USD59.0 million from higher average net realized selling prices of silver and gold and (ii) an increase of USD7.1 million as a result of higher gold sales volume. For analysis on the fluctuation of our sales volume and average net realized price during the Track Record Period, please refer to “— Description of Key Statement of Income Items — Revenue” above.

Cost of mine operations

Our cost of mine operations increased by 8.4% from USD126.4 million for the nine months ended December 31, 2024 to USD137.0 million for the nine months ended December 31, 2025, mainly due to higher production costs resulting from an increase in ore being processed to produce the metals sold and higher mineral resources taxes resulting from higher revenue achieved.

Income from mine operations

Our income from mine operations increased by 57.8% from USD97.4 million for the nine months ended December 31, 2024 to USD153.7 million for the nine months ended December 31, 2025. The increase was mainly due to higher average net realized selling prices for silver and gold, partially offset by an increase of USD11.9 million in production costs.

Corporate general and administrative expenses

Our corporate general and administrative expenses increased by 13.8% from USD13.8 million for the nine months ended December 31, 2024 to USD15.7 million for the nine months ended December 31, 2025, mainly due to increased administrative human resources to support business development for our Ecuador operations.

Loss (gain) on derivative liabilities

We recorded approximately USD118.2 million loss on derivative liabilities for the nine months ended December 31, 2025, as compared to the gain on derivative liabilities of USD11.6 million in the same period in 2024, which was primarily due to the non-cash change on “mark-to-market” of the fair value of the derivative liabilities related to the issuance of USD150.0 million of Convertible Notes.

Share of income in associates

Share of income in associates for the nine months ended December 31, 2025 was USD0.3 million, compared to a loss of USD1.3 million in the same period in 2024. This item represents our equity pickup from NUAG and Tincorp.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Dilution loss on investment in associate

Dilution loss on investment in associate for the nine months ended December 31, 2025 was USD0.3 million, compared to nil for the same period in 2024. The loss resulted from our participation in NUAG’s bought deal financing, which diluted our ownership percentage.

Gain on investment

Our gain on investments for the nine months ended December 31, 2025 was USD27.1 million, increased from USD7.5 million for the same period in 2024. The increase was mainly due to fair value changes in our mark-to-market investments.

Finance income

Our finance income increased by 67.8% from USD5.9 million for the nine months ended December 31, 2024 to USD9.9 million for the nine months ended December 31, 2025, mainly due to higher interest income resulting from increased cash.

Finance costs

Our finance costs increased by 193.9% from USD3.3 million for the nine months ended December 31, 2024 to USD9.7 million for the nine months ended December 31, 2025, mainly due to the issuance of USD150.0 million of senior unsecured convertible notes with an effective interest rate of 12.6% in November 2024.

Income tax expenses

Our income tax expenses increased by 32.9% from USD21.0 million for the nine months ended December 31, 2024 to USD27.9 million for the nine months ended December 31, 2025, primarily due to to the increase in taxable income from mine operations.

Net income

As a result of the foregoing, our net income decreased by 79.6% from USD82.4 million for the nine months ended December 31, 2024 to USD16.8 million for the nine months ended December 31, 2025.

Fiscal Year Ended March 31, 2025 Compared with Fiscal Year Ended March 31, 2024

Revenue

Our revenue increased by 38.9% from USD215.2 million for the fiscal year ended March 31, 2024 to USD298.9 million for the fiscal year ended March 31, 2025, mainly due to higher average realized net selling prices for silver, gold, and zinc, each recording a year-over-year increase of over 30% for the fiscal year ended March 31, 2025, compared to the prior year. In addition, higher production volume also contributed to the increase, with our silver production increased by more than 10% year-over-year.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Cost of mine operations

Our cost of mine operations increased by 30.2% from USD134.6 million for the fiscal year ended March 31, 2024 to USD175.3 million for the fiscal year ended March 31, 2025. Among these costs, production costs increased by 22.3%, driven by higher production volumes; mineral resource taxes increased by 39.5%, resulting from higher revenue achieved; government fees and other taxes increased by 506.2%, primarily due to that we paid substantial mineral rights royalty in the fiscal year ended March 31, 2025 to renew one of our mining licences in connection with the Ying Project; and mine general and administrative expenses increased by 16.4%, mainly due to the inclusion of the general and administrative costs of the El Domo Project and the Condor Project after the acquisition of Adventus.

Income from mine operations

As a result of the foregoing, our income from mine operations increased by 53.3% from USD80.6 million for the fiscal year ended March 31, 2024 to USD123.6 million for the fiscal year ended March 31, 2025.

Corporate general and administrative expenses

Our corporate general and administrative expenses increased by 24.8% from USD14.1 million for the fiscal year ended March 31, 2024 to USD17.6 million for the fiscal year ended March 31, 2025, mainly due to the inclusion of Adventus’ corporate expenditures, including severance packages paid to departed employees following the completion of our acquisition of Adventus on July 31, 2024.

Foreign exchange loss

We recorded foreign exchange losses of USD0.3 million for the fiscal year ended March 31, 2024 and USD0.6 million for the fiscal year ended March 31, 2025. These foreign exchange losses were mainly driven by the change of our functional currency from the Canadian dollar to the U.S. dollar effective October 1, 2024.

Gain on investment

Our gains on investments increased from USD7.7 million for the fiscal year ended March 31, 2024 to USD12.5 million for the fiscal year ended March 31, 2025, primarily due to the fair value changes of mark-to-market investments.

Impairment of Investment in Associate

We recorded an impairment of invest in associates of USD4.3 million for the fiscal year ended March 31, 2024 and recorded no impairment for the fiscal year ended March 31, 2025. For details, please refer to Note 14 to the Accountants’ Report as set out in Appendix I to this Document.

Finance income

Our finance income increased by 37.1% from USD6.2 million for the fiscal year ended March 31, 2024 to USD8.5 million for the fiscal year ended March 31, 2025 mainly due to higher interest income received from short-term investments.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Finance costs

Our finance costs increased by 3,250.0% from USD0.2 million for the fiscal year ended March 31, 2024 to USD6.7 million for the fiscal year ended March 31, 2025, mainly due to the issuance of USD150.0 million of senior unsecured convertible notes with an effective interest rate of 12.6% in November 2024, for which the interest expense and issuance costs accounted for the increase in finance costs.

Income tax expenses

Our income tax expenses increased by 29.1% from USD20.3 million for the fiscal year ended March 31, 2024 to USD26.2 million for the fiscal year ended March 31, 2025, mainly due to the increase in taxable income from mine operations and the withholding tax paid on funds distributed out of PRC through dividend payments.

Net income

As a result of the foregoing, our net income increased by 58.6% from USD49.7 million for the fiscal year ended March 31, 2024 to USD78.8 million for the fiscal year ended March 31, 2025. Our net income margin accordingly increased from 23.1% to 26.4% over the same period.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

Our objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments for shareholders. Our strategy to achieve these objectives is to invest our cash balance in a portfolio of primarily fixed income instruments.

We monitor our capital structure based on changes in operations and economic conditions, and may adjust the structure by repurchasing shares, issuing new shares, or issuing debt. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of our Shares.

As at December 31, 2025, we had cash, cash equivalents, and short-term investments of USD462.8 million and working capital of USD94.6 million, respectively. Taking account of our financial position as at December 31, 2025 and cash flows from our operations, our Directors are of the view that, after due and careful inquiry, and the Sole Sponsor concurs that, we have sufficient working capital for 125% of our present requirements, that is at least the next 12 months commencing from the date of this Document.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Cash Flows

The following table sets forth a summary of our consolidated statements of cash flows during the Track Record Period:

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	USD’000	USD’000	USD’000	USD’000
			(unaudited)	(unaudited)
Net cash from operating activities	91,570	138,631	107,930	220,404
Net cash used in investing activities	(65,710)	(44,667)	(31,264)	(105,098)
Net cash (used in) from financing activities	(16,798)	115,117	115,114	(21,383)
Effect of exchange rate changes on cash and cash equivalents	(1,812)	1,955	(68)	4,475
Increase in cash and cash equivalents	7,250	211,036	191,712	98,398
Cash and cash equivalents, beginning of the year/period	145,692	152,942	152,942	363,978
Cash and cash equivalents, end of the year/period	152,942	363,978	344,654	462,376

Net cash from operating activities

Our net cash from operating activities for the nine months ended December 31, 2025 amounted to USD220.4 million, primarily reflecting (i) net income of USD16.8 million; (ii) positive total adjustments before movements in non-cash operating working capital of USD196.6 million, which in turn primarily reflected USD118.2 million gain on derivative liabilities, USD43.9 million long-term deposit received, USD28.7 million of depreciation, amortization and depletion, and USD27.9 million of income tax expense, offset by USD19.0 million of income taxes paid and USD27.1 million gain on investments; and (iii) positive changes in non-cash operating working capital of USD62.2 million.

Our net cash from operating activities for the nine months ended December 31, 2024 amounted to USD107.9 million, primarily reflecting (i) net income of USD82.4 million; (ii) positive total adjustments before movements in non-cash operating working capital of USD19.8 million, which in turn primarily reflected USD24.1 million of depreciation, amortization and depletion and USD21.0 million of income tax expense, offset by USD13.5 million of income taxes paid and USD7.5 million gain on investments; and (iii) positive changes in non-cash operating working capital of USD6.1 million.

Our net cash from operating activities for the fiscal year ended March 31, 2025 amounted to USD138.6 million, primarily reflecting (i) net income of USD78.8 million; (ii) positive total adjustments before movements in non-cash operating working capital of USD52.3 million, which in turn primarily reflected USD32.8 million of depreciation, amortization and depletion, USD26.2 million of income tax expense, and USD9.0 million loss on derivative liabilities, offset by USD15.7 million of income taxes paid and USD12.5 million gain on investments; and (iii) positive changes in non-cash operating working capital of USD7.6 million.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Our net cash from operating activities for the fiscal year ended March 31, 2024 amounted to USD91.6 million, primarily reflecting (i) net income of USD49.7 million; (ii) positive total adjustments before movements in non-cash operating working capital of USD37.8 million, which in turn primarily reflected USD29.0 million of depreciation, amortization and depletion and USD20.3 million of income tax expense, offset by USD13.4 million of income taxes paid and USD7.7 million gain on investments; and (iii) positive changes in non-cash operating working capital of USD4.1 million.

Net cash (used in) from investing activities

Our net cash used in investing activities for the nine months ended December 31, 2025 amounted to USD105.1 million, primarily reflecting (i) mineral exploration and development expenditures of USD87.0 million; (ii) payments on plant and equipment acquisition of USD9.9 million; and (iii) payments on investment in associates of USD9.4 million; which was partially offset by proceeds from short-term investment redemptions of USD4.8 million.

Our net cash used in investing activities for the nine months ended December 31, 2024 amounted to USD31.3 million, primarily reflecting (i) mineral exploration and development expenditures of USD46.7 million; (ii) payments for plant and equipment acquisition of USD16.6 million; and (iii) payment for mineral rights acquisition of USD6.2 million; which was partially offset by proceeds from short-term investment redemptions of USD126.5 million and proceeds from disposal of other investments of USD36.0 million.

Our net cash used in investing activities for the fiscal year ended March 31, 2025 amounted to USD44.7 million, primarily reflecting (i) investment in short-term investments of USD108.3 million; (ii) mineral exploration and development expenditures of USD59.8 million; and (iii) investment in other investments of USD21.0 million; which was partially offset by proceeds from the redemptions of short-term investments of USD134.2 million.

Our net cash used in investing activities for the fiscal year ended March 31, 2024 amounted to USD65.7 million, primarily reflecting (i) investment in short-term investments of USD65.6 million; (ii) mineral exploration and development expenditures of USD51.9 million; and (iii) investment in other investments of USD23.3 million; which was partially offset by proceeds from the redemptions of short-term investments of USD87.4 million.

Net cash (used in) from financing activities

Our net cash used in financing activities for the nine months ended December 31, 2025 amounted to USD21.4 million, primarily reflecting (i) non-controlling interests distributions of USD14.2 million; (ii) interest paid on convertible notes of USD7.5 million; and (iii) cash dividends distributed of USD 5.5 million, which was partially offset by proceeds from issuance of Shares of USD6.0 million.

Our net cash from financing activities for the nine months ended December 31, 2024 amounted to USD115.1 million. This was mainly due to (i) net proceeds from issuance of convertible notes of USD143.3 million; and (ii) proceeds from issuance of Shares of USD2.7 million. This was partially offset by cash dividends distributed of USD4.9 million and non-controlling interests distributions of USD11.0 million.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Our net cash from financing activities for the fiscal year ended March 31, 2025 amounted to USD115.1 million, primarily reflecting net proceeds from issuance of convertible notes of USD143.3 million. This was partially offset by (i) distributions to non-controlling interests of USD11.0 million; (ii) cash dividends distributed of USD4.9 million; and (iii) repayment of long-term deposits of USD13.3 million.

Our net cash used in financing activities for the fiscal year ended March 31, 2024 amounted to USD16.8 million, primarily reflecting: (i) distributions to non-controlling shareholders of USD11.1 million; (ii) cash dividends paid to equity holders of our Group of USD4.4 million; and (iii) repurchase of 388,324 shares of our Group under the normal course issuer bid of USD1.0 million.

CAPITAL EXPENDITURES

Our source of funds for capital expenditures is primarily our operating income. For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2024 and 2025, total capital expenditures were USD64.0 million, USD86.6 million, USD73.0 million and USD95.2 million, respectively, representing approximately 29.7%, 29.0%, 32.6%, and 32.7% of our revenue for the same fiscal years/periods. We categorize capital expenditures into (i) ramp, development tunneling, and others, (ii) exploration tunneling, (iii) exploration drilling, and (iv) plant and equipment.

During the Track Record Period, all of our exploration expenses (which comprised those of exploration tunning and exploration drilling) were capitalized and amounted to approximately USD41.1 million, USD28.9 million, USD24.3 million and USD26.2 million in the fiscal years ended March 31, 2024 and 2025, and the nine months ended December 31, 2024 and 2025, respectively.

The following table sets forth our capital expenditures incurred during the Track Record Period:

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	USD’000	USD’000	USD’000	USD’000
			(unaudited)	(unaudited)
Ramp, Development Tunneling, and Others
— Ying Project	9,419	23,764	20,092	22,844
— GC Mine	592	1,664	1,301	1,512
— El Domo	—	7,166	4,335	32,572
— Condor	—	1,275	842	1,548
— Other	—	543	445	2,737
Total	10,011	34,412	27,015	61,212

Exploration Tunneling
— Ying Project	30,660	22,504	18,727	19,430
— GC Mine	4,293	3,570	3,286	2,388
— El Domo	—	—	—	—
— Condor	—	—	—	—
— Other	—	—	—	494
Total	34,953	26,074	22,013	22,311

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	USD’000	USD’000	USD’000	USD’000
			(unaudited)	(unaudited)
Exploration Drilling
— Ying Project	4,554	1,942	1,535	3,248
— GC Mine	1,317	889	728	372
— El Domo	—	—	—	—
— Condor	—	—	—	315
— Other	290	—	—	—
Total	6,161	2,831	2,263	3,935

Plant and Equipment
— Ying Project	11,368	22,045	21,064	6,011
— GC Mine	517	606	399	549
— El Domo	—	305	—	369
— Condor	—	—	—	—
— Other	1,031	284	214	826
Total	12,916	23,240	21,677	7,755

Total
— Ying Project	56,001	70,255	61,418	51,532
— GC Mine	6,719	6,729	5,714	4,821
— El Domo	—	7,471	4,335	32,941
— Condor	—	1,275	842	1,863
— Other	1,321	827	659	4,057
Total	64,041	86,557	72,968	95,214

Our current plan with respect to future capital expenditures is subject to changes based on the evolution of our business plan, market conditions and our outlook of future business conditions. As we continue to expand, we may incur additional capital expenditures.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

DESCRIPTION OF KEY STATEMENTS OF OUR CURRENT ASSETS AND CURRENT LIABILITIES

The following table sets forth the details of our current assets and current liabilities as at the dates indicated:

			As at	As at
	As at March 31,		December 31,	March 31,
	2024	2025	2025	2026
	USD’000	USD’000	USD’000	USD’000
			(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	152,942	363,978	462,376	421,989
Short-term investments	31,949	5,078	464	346
Trade and other receivables	2,202	1,081	2,994	1,562
Inventories	7,395	8,028	12,319	9,493
Due from related parties	590	1,158	1,376	1,554
Income tax receivable	71	37	—	—
Prepaids and deposits	6,749	7,561	4,459	8,497
	201,898	386,921	483,988	443,441

Current Liabilities
Accounts payable and accrued liabilities	41,797	63,881	95,631	85,163
Current portion of lease obligation	213	278	294	286
Current portion of convertible notes	—	2,460	113,650	2,069
Current portion of derivative liabilities	—	—	163,550	—
Deposits received	4,223	7,264	5,208	20,888
Income tax payable	921	2,679	11,082	15,574
	47,154	76,562	389,415	123,980
Net current assets	154,744	310,359	94,573	319,461

Our net current assets decreased by approximately 69.5% from USD310.4 million as at March 31, 2025 to USD94.6 million as at December 31, 2025, primarily due to the reclassification of the long-term portion of the Convertible Notes and the derivative liabilities from non-current to current liabilities. During the nine months ended December 31, 2025, the condition allowing holders to convert the Convertible Notes was met as the price of our Shares exceeded 130.0% of the conversion price. As the holders have the right to demand us to redeem anytime, the outstanding host liabilities and the embedded derivative liabilities as at December 31, 2025 have been reclassified from non-current to current liabilities. Subsequently, our net current assets increased to approximately USD319.5 million as at March 31, 2026, primarily due to the reclassification of the current portion of derivative liabilities from current liabilities to equity, and the substantial part of the current portion of the Convertible Notes from current to non-current liabilities. On March 18, 2026, we entered into a supplemental indenture to the Convertible Notes to remove our options to settle conversions of the Convertible Notes in cash, resulting in the further reclassifications. For details, see Note 19 of the Accountants’ Report as set out in Appendix I and Note 12 of the Condensed Consolidated Financial Statements as set out in Appendix IA to this Document.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Our net current assets increased by approximately 100.6% from USD154.7 million as at March 31 2024 to USD310.4 million as at March 31, 2025, primarily reflecting an increase in cash and cash equivalents of USD211.0 million driven by the issuance of the Convertible Notes and the increased operating income; which was partially offset by increase in accounts payable and accrued liabilities of USD22.1 million owing to higher purchases of materials and mining services as a result of the construction of the third TSF at the Ying Project.

Cash and Cash Equivalents and Short-term Investments

The following table sets forth our cash and cash equivalents and short-term investments as at the dates indicated:

	As at March 31,		As at December 31,	As at March 31,
	2024	2025	2025	2026
	USD’000	USD’000	USD’000	USD’000
			(unaudited)	(unaudited)
Cash and cash equivalents	152,942	363,978	462,376	421,989
Short-term investments	31,949	5,078	464	346
Total	184,891	369,056	462,840	422,335

Our cash and cash equivalents and short-term investments increased by 99.6% from USD184.9 million as at March 31, 2024 to USD369.1 million as at March 31, 2025, mainly due to the issuance of USD150 million Convertible Notes in November 2024. They further increased by 25.4% to USD462.8 million as at December 31, 2025, mainly due to cash generated from operations.

Our cash and cash equivalents primarily consist of cash on hand and at bank and bank term deposits and short-term money market investments that are readily convertible to cash with original terms within three months and exclude any restricted cash that is not available for use by us. The following table sets forth a breakdown of our cash and cash equivalents as at the respective dates:

			As at
	As at March 31,		December 31,
	2024	2025	2025
	USD’000	USD’000	USD’000
			(unaudited)
Cash on hand and at bank	112,355	236,457	233,112
Bank term deposits and short-term money market investments	40,587	127,521	229,264
Total cash and cash equivalents	152,942	363,978	462,376

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Our short-term investments primarily consist of bonds and money market instruments with original terms of over three months but less than one year. The following table sets forth a breakdown of our short-term investments as at the respective dates:

			As at
	As at March 31,		December 31,
	2024	2025	2025
	USD’000	USD’000	USD’000
			(unaudited)
Bonds	1,329	316	297
Money market instruments	30,620	4,762	167
Total short-term investments	31,949	5,078	464

Trade and Other Receivables

As we generally required our customers to make prepayment before making delivery, trade receivables remained zero as at March 31, 2024 and 2025 and December 31, 2025, respectively.

We undertake credit evaluations on counterparties as necessary, request prepayments from customers prior to delivery, and have monitoring processes intended to mitigate credit risks.

Inventories

Our inventories consist of (i) concentrate inventory, (ii) stockpile; and (iii) operating materials and supplies. The following table sets forth the components of our inventories as at the dates indicated:

			As at
	As at March 31,		December 31,
	2024	2025	2025
	USD’000	USD’000	USD’000
			(unaudited)
Concentrate inventory	1,525	1,800	1,717
Ore stockpile	2,176	2,553	5,959
Operating materials and supplies	3,694	3,675	4,643
Total	7,395	8,028	12,319

We generally aim to sell what we produce within a short time period after production. However, it takes time to (i) transport raw ore from the mine sites to our ore processing plants, (ii) dehydrate the concentrates after processing; and (iii) blend the concentrates before selling. During the Track Record Period, our inventories increased from USD7.4 million as at March 31, 2024 to USD8.0 million as at March 31, 2025, and further to USD12.3 million as at December 31, 2025. The increase was mainly attributable to higher stockpiles arising from the increased volume of ore mined and processed. In addition, the limited capacity of our milling plants contributed to higher ore stockpiles; following completion of the capacity expansion of the Ying Plant 2 in November 2024, we have been able to process more stockpiled ore since February 2025.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

The following table sets forth our inventory turnover days during the Track Record Period:

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2024	2025	2025
Average inventory turnover days(1)	21	16	20

Note:

(1)	Average inventory equal to the average balance of inventory at the beginning and the end of the relevant period. Average inventory turnover days equal to average inventory divided by cost of mine operations for such period and multiplied by 365 days for the fiscal years ended March 31, 2024 and 2025, respectively, and multiplied by 273 days for the nine months ended December 31, 2025.

During the Track Record Period, our inventory turnover days decreased from approximately 21 days for the fiscal year ended March 31, 2024, to approximately 16 days for the fiscal year ended March 31, 2025, primarily due to the improvement of processing capacity in November 2024, enabling us to process more stockpiled ore thereafter. After that, our inventory turnover days increased to approximately 20 days for the nine months ended December 31, 2025, primarily due to the increased production volume.

As at March 31, 2026, all of our inventories as at December 31, 2025, had been subsequently utilized or sold.

Due from Related Parties

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. During the Track Record Period, due from related parties primarily consisted of due from NUAG and Tincorp, both non-trade related in nature. During the Track Record Period, we recovered costs for services rendered to NUAG and Tincorp and expenses on behalf of NUAG and Tincorp pursuant to services and administration costs allocation agreements. The following table illustrates the amounts of due from related parties during the Track Record Period:

				As at
	As at March 31,			December 31,
	2024		2025	2025
	USD’000		USD’000	USD’000
				(unaudited)
NUAG(1)	28		33	141
Tincorp	562	(2)	1,125	1,235
Total	590		1,158	1,376

Notes:

1.	We recovered costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. For the fiscal year ended March 31, 2025, we recovered a total of USD0.9 million, compared to USD1.0 million for the fiscal year ended March 31, 2024. The recoverable costs from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

2.	In January 2024, we entered into an interest-free unsecured credit facility with no conversion features with Tincorp (the “Facility”) to allow Tincorp to advance up to USD1.0 million from us. In January 2024, we advanced USD0.5 million to Tincorp and received 350,000 common shares of Tincorp as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to Tincorp. In January 2025, the Facility has been extended for another year with a new maturity date of January 31, 2026. For details, please refer to Note 24 to the Accountants’ Report as set out in Appendix I and Note 9 in the Condensed Consolidated Financial Statements as set out in Appendix IA to this Document.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

As at March 31, 2026, USD178.0 thousand, or 12.9% of due from related parties as at December 31, 2025 had been settled.

Income Tax Receivables

We are required to make monthly tax installments to the relevant tax authorities. The income tax receivables represent the installments more than taxes required as per the annual tax return. During the Track Record Period, we recorded income tax receivables of USD71.0 thousand, USD37.0 thousand and nil as at March 31, 2024 and 2025 and December 31, 2025, respectively.

Prepaids and Deposits

As at March 31, 2024 and 2025 and December 31, 2025, we recorded prepaids and deposits of USD6.7 million, USD7.6 million and USD4.5 million, respectively. The nature of prepaids and deposits under current assets mainly represent prepayments for purchase of material and services and costs incurred should be amortized over a certain period of time.

As at March 31, 2026, we had collected USD2.0 million, or 44.4% of our prepaids and deposits outstanding as at December 31, 2025.

DESCRIPTION OF KEY STATEMENTS OF OUR NON-CURRENT ASSETS AND NON-CURRENT LIABILITIES

The following table sets forth the details of our non-current assets and non-current liabilities as at the dates indicated:

			As at
	As at March 31,		December 31,
	2024	2025	2025
	USD’000	USD’000	USD’000
			(unaudited)
Non-current Assets
Long-term prepaids and deposits	1,634	2,099	11,753
Long-term receivables	—	1,079	4,061
Reclamation deposits	4,409	4,263	4,774
Other investments	46,254	17,277	48,854
Investment in associates	49,426	46,016	55,372
Investment properties	463	511	494
Plant and equipment	79,898	93,793	97,374
Mineral rights and properties	318,833	586,982	666,645
Total non-current assets	500,917	752,020	889,327

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

			As at
	As at March 31,		December 31,
	2024	2025	2025
	USD’000	USD’000	USD’000
			(unaudited)
Non-current Liabilities
Long-term portion of lease obligation	1,102	1,053	958
Long-term portion of convertible notes	—	108,193	—
Derivative liabilities	—	50,768	—
Contract liabilities	—	—	44,148
Deferred income tax liabilities	51,108	59,338	62,297
Environmental rehabilitation	6,442	9,639	9,194
Total non-current liabilities	58,652	228,991	116,597

Other Investments

Our other investments primarily consist of equity investments designated as fair value through other comprehensive income (“FVTOCI”) and equity investments designated as FVTPL. The following table sets forth the components of our other investments during the Track Record Period as at the dates indicated:

			As at
	As at March 31,		December 31,
	2024	2025	2025
	USD’000	USD’000	USD’000
			(unaudited)
Equity investments designated as FVTOCI
Public companies	547	1,334	3,673
Private companies	62	—	—
Equity investments designated as FVTPL
Public companies	42,488	13,409	42,647
Private companies	3,157	2,534	2,534
Total	46,254	17,277	48,854

Our other investments as at March 31, 2026 amounted to USD54.2 million.

Investments in Associates

Our investments in associates primarily represent our investments in NUAG and Tincorp, in which we held 27.8% and 27.4% equity interests as at the Latest Practicable Date. As at March 31, 2024 and 2025, and December 31, 2025, our investments in associates amounted to USD49.4 million, USD46.0 million and USD55.4 million, respectively.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Plant and Equipment

The following table sets forth the breakdown of our plant and equipment as at the dates indicated:

			As at
	As at March 31,		December 31,
	2024	2025	2025
	USD’000	USD’000	USD’000
			(unaudited)
Land use rights and buildings	51,268	70,355	72,186
Office equipment	3,823	4,069	4,098
Machinery	10,414	13,566	13,169
Motor vehicles	2,200	2,077	2,658
Construction in progress	12,193	3,726	5,263
Total	79,898	93,793	97,374

Our plant and equipment were USD79.9 million, USD93.8 million and USD97.4 million as at March 31, 2024 and 2025 and December 31, 2025, respectively.

Mineral Rights and Properties

The following table sets forth the components of our mineral rights and properties as at the dates indicated:

			As at
	As at March 31,		December 31,
	2024	2025	2025
	USD’000	USD’000	USD’000
			(unaudited)
Ying Project	264,903	294,310	331,696
GC Mine	34,409	38,321	42,106
El Domo	—	208,180	240,752
Condor	—	26,220	28,083
Others	19,521	19,951	24,008
Total	318,833	586,982	666,645

Our mineral properties increased from USD318.8 million as at March 31, 2024 to USD587.0 million as at March 31, 2025 (representing a year-over-year increase of 84.1%), and further to USD666.6 million as at December 31, 2025 (representing an increase of 13.6% compared with March 31, 2025). The increase in our mineral properties was primarily due to (i) the recognition of the El Domo and the Condor mineral properties following acquisition; and (ii) additions to Ying Project and the GC Mine from exploration and development expenditures.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Accounts Payable and Accrued Liabilities

The following table sets forth the breakdown of our accounts payable and accrued liabilities as at the dates indicated:

			As at
	As at March 31,		December 31,
	2024	2025	2025
	USD’000	USD’000	USD’000
			(unaudited)
Accounts payable	27,124	32,554	52,296
Accrued liabilities
Payables for the acquisition of mineral properties, plant and equipment	8,079	16,849	14,659
Employee compensation	5,020	5,303	10,256
Others	1,574	9,175	18,420
Total	41,797	63,881	95,631

The aging analysis of the accounts payables are presented based on invoice dates. As at March 31, 2024 and 2025, and December 31, 2025, the aging of our accounts payables were within 90 days.

Our accounts payable and accrued liabilities increased from USD41.8 million as at March 31, 2024 to USD63.9 million as at March 31, 2025, and further to USD95.6 million as at December 31, 2025, mainly due to (i) an increase in accounts payable arising from higher purchases of materials and mining services resulting from the construction of the third TSF at the Ying Project and the improvement of processing capactiy, (ii) higher payables for the acquisition of plant and equipment resulting from the acquisition of Adventus, (iii) increased employee compensation accruals in line with our expanded workforce, and (iv) increased accrued taxes driven by higher revenues.

The following table sets forth our accounts payable turnover days for the fiscal years/periods indicated:

			For the nine
	For the fiscal year ended		months ended
	March 31,		December 31,
	2024	2025	2025
Accounts payable turnover days(1)	71	62	85

Note:

(1)	Average accounts payables equal to the average balance of accounts payable at the beginning and the end of the relevant period. Average accounts payables turnover days equal to average accounts payables divided by cost of mine operations for such period and multiplied by 365 days for the fiscal years ended March 31, 2024 and 2025, respectively, and multiplied by 273 days for the nine months ended December 31, 2025.

During the Track Record Period, our accounts payable turnover days decreased from 71 days for the fiscal year ended March 31, 2024 to 62 days for the fiscal year ended March 31, 2025 and increased to 85 days for the nine months ended December 31, 2025. The increase in accounts payable turnover days was primarily due to longer settlement periods with various contractors engaged in constructing the third TSF at the Ying Project and mine construction projects in Ecuador, which typically involved multiple payment phases as agreed with the relevant contractors involved.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

As at March 31, 2026, approximately USD44.0 million, or 84.1% of our accounts payables as at December 31, 2025 had been subsequently settled.

Deposits Received

We typically request our customers to make prepayment before delivery of products. Our customers have rights to demand repayment of the unused portion of prepayment after the product delivery. As at March 31, 2024 and 2025 and December 31, 2025, our deposits received amounted to USD4.2 million, USD7.3 million and USD5.2 million, respectively. As at March 31, 2026, all of the deposits received as at December 31, 2025 had been settled.

Contract Liabilities

We have a PMPA with Wheaton in connection with the construction of the El Domo Project. For details, see “— Precious Metals Purchase Agreement (“PMPA”)” in this Document.

We account for the PMPA under IFRS 15, with the upfront deposit recognized as a contract liability. Management has determined that the deposit contains a significant financing component due to the significant timing difference between receipt of the deposit and commencement of metal deliveries. The contract liability is therefore accreted over time, with the accretion recognized as finance costs. In October 2025, we received the first installment of USD43.9 million under the PMPA. As at December 31, 2025, the carrying amount of the contract liability related to the PMPA was approximately USD44.2 million.

Deferred Tax Liabilities

As at March 31, 2024 and 2025 and December 31, 2025, our deferred tax liabilities amounted to approximately USD51.1 million, USD59.3 million and USD62.3 million, respectively, mainly arising from the temporary differences arising from mineral rights and properties.

INDEBTEDNESS

The following table sets forth the components of our indebtedness as at the dates indicated:

			As at	As at
	As at March 31,		December 31,	March 31,
	2024	2025	2025	2026
	USD’000	USD’000	USD’000	USD’000
			(unaudited)	(unaudited)
Current portion of lease obligations	213	278	294	286
Current portion of convertible notes	—	2,460	113,650	2,069
Current portion of derivative notes	—	—	163,550	—
Long-term portion of lease obligations	1,102	1,053	958	882
Long-term portion of convertible notes	—	108,193	—	115,156
Derivative liabilities	—	50,768	—	—
Total	1,315	162,752	278,452	118,393

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

The amounts of our indebtedness have been affected by the classifications of current and long-term portions of the host liabilities and embedded derivative liabilities in connection with the Convertible Notes. For details, see “— Description of Key Statements of Our Current Assets and Current Liabilities”, Note 19 of the Accountants’ Report as set out in Appendix I and Note 12 of the Condensed Consolidated Financial Statements as set out in Appendix IA to this Document.

Except for our indebtedness as disclosed above or as otherwise disclosed herein, and apart from intra-group liabilities, we did not have any outstanding mortgages, charges, debentures, other issued debt capital, bank overdrafts, borrowings, hire purchase commitments, liabilities under acceptance (other than normal trade bills), unutilized banking facilities, or other similar indebtedness, any guarantees or other material contingent liabilities as at March 31, 2026 (being the latest practicable date for the indebtedness statement).

We did not experience any difficulty in obtaining bank loans and other borrowings during the Track Record Period and up to the Latest Practicable Date, and there has not been any material change in our indebtedness since March 31, 2026 and up to the date of this Document.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the Track Record Period and up to the Latest Practicable Date.

PRODUCTION COSTS AND CASH OPERATING COSTS

Cash operating costs are presented by operational activities rather than by cost elements as the mine costs inherently depend on the specific mining and processing methods used. This allows investors to directly benchmark the project against industry cost ranges to assess and verify its reasonableness. Additionally, the mine’s cut-off grade is estimated based on such specific activity costs. All required cost elements are fully embedded within these activity categories. The Competent Persons are of the view that the current cost disclosure is appropriate and sufficient and fully complies with the requirements under NI 43-101 Code.

For the summary of our historical and forecast of the cash operating costs for the Ying Property for the years indicated, please see “Appendix III-A — Competent Person’s Report for the Ying Property — Table 1.6 Projected YING LOM Opex (US$M)” in this Document.

For the summary of our historical and forecast of the cash operating costs for the GC Mine for the years indicated, please see “Appendix III-B — Competent Person’s Report for the GC Mine” in this Document.

To make a forecast of cash operating costs, the assumptions adopted typically include the follows:

•	The LOM schedule of the corresponding mine; and

•	Future inflation or currency or cost fluctuations is not considered;

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As at March 31, 2024 and 2025 and December 31, 2025, our commitments and obligations amounted to USD47.7 million, USD261.6 million and USD291.9 million, respectively.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

PRECIOUS METALS PURCHASE AGREEMENT (“PMPA”)

Prior to our acquisition of Adventus, on January 17, 2022, Adventus entered into the PMPA with Wheaton Precious Metals International Ltd. (“Wheaton”) to support the development of the El Domo Project. Under the PMPA, Wheaton provided a total cash consideration of USD175.5 million (the “Deposits”) to be payable in instalments prior to and during the construction of the El Domo Project. As of the Latest Practicable Date, we had received the first instalment of USD43.9 million under the PMPA.

Pursuant to the PMPA, we are obliged to sell to Wheaton in accordance with the terms set out as below:

•	50% of our gold production and 75% of our silver production from the El Domo Project until cumulative deliveries reach 145,000 ounces of gold and 4,6000,000 ounces of silver;

•	After 145,000 ounces of gold have been delivered, our gold delivery obligation reduces to 33% for the remaining life of mine;

•	After 4,600,000 ounces of silver have been delivered, our silver delivery obligation reduces to 50% for the remaining life of mine; and

•	For each ounce delivered before the Deposit is fully credited, the metals will be sold at 18% of the prevailing spot market price, with the remaining balance (82%) of the market value applied as non-cash credit to reduce the outstanding portion of the Deposit. Once the balance of the Deposit is fully credited, all subsequent metal deliveries will be sold at a price equal to 22% of the prevailing spot market price.

We are subject to obligations in relation to the abovementioned deliveries of metals under the PMPA. Failure to deliver the required metals, or certain other events beyond our control, such as potential government expropriation of the El Domo Project, could subject us to adverse consequences under the PMPA.

Our management is of the view that the PMPA as a financing option offers several benefits for junior mining companies like Adventus, compared to traditional debt or equity deals, including longer payment terms, less restrictions on cash use, less dilution of overall interests and shared production and operational risks. Overall, the PMPA provides a flexible, lower-risk financing alternative to Adventus for the development of the El Domo Project.

ECONOMIC ANALYSIS OF THE EL DOMO PROJECT AND THE CHAARAT GOLD PROJECT

El Domo Project

According to the El Domo Report, the El Domo Project is expected to become self-sufficient in terms of working capital and funding in the fiscal year ended March 31, 2028, by generating approximately USD160.1 million in free cash flow. For further details on the forecast and the amount of additional funding required to reach such level of self-sufficiency, see “Appendix III-C — Technical Report on Curipamba-El Domo Polymetallic Project, in Ecuador — Table 22.3: LOM Production and Cash Flow Forecast”.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

Chaarat Gold Project

According to the Chaarat Gold Project Report, the Chaarat Gold Project is expected to become self-sufficient in terms of working capital and funding in the fiscal year ended March 31, 2028, by generating approximately USD97.8 million in free cash flow. For further details on the forecast and the amount of additional funding required to reach such level of self-sufficiency, see “Appendix III-E — Technical Report on Chaarat Project in Kyrgyzstan — Table 22.3: LOM Production and Cash Flow Forecast”.

RELATED PARTY TRANSACTIONS AND BALANCES

Our related party transactions are made on terms agreed upon by the related parties. Parties are also considered to be related if they are subject to common control. Members of key management and their close family members are also considered as related parties. The following tables sets forth our related party transactions during the Track Record Period:

(a)	Due from related parties

			As at
	As at March 31,		December 31,
	2024	2025	2025
	USD’000	USD’000	USD’000
			(unaudited)
NUAG	28	33	141
Tincorp	562	1,125	1,235
Total	590	1,158	1,376

(b)	Compensation of key management personnel

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	USD’000	USD’000	USD’000	USD’000
			(unaudited)	(unaudited)
Cash compensation	3,403	3,758	3,406	3,777
Share-based compensation	2,487	2,345	1,976	2,274
Total	5,890	6,103	5,382	6,051

(c)	Henan Found purchased construction engineering services from First Geological Brigade amounting to USD573,000 and USD277,000 for the years ended March 31, 2024 and 2025, respectively.

For a detailed discussion of related party transactions, please refer to Note 23 and Note 24 to the Accountants’ Report as set out in Appendix I and Note 14 to the Condensed Consolidated Financial Statements as set out in Appendix IA to this Document.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

KEY FINANCIAL RATIOS

The following table sets forth certain of our key financial ratios as at the dates or for the fiscal years/periods indicated:

	For the fiscal year ended		For the nine months ended
	March 31,		December 31,
	2024	2025	2024	2025
	(%)	(%)	(%)	(%)
Profitability ratios
Income from mine operations margin(1)	37.5	41.3	43.5	52.9
Net income margin(2)	23.1	26.4	36.8	5.8
Adjusted net income margin (non-IFRS measure)(3)	24.5	32.8	35.5	40.4
Return on equity(4)	8.4	11.0	11.5	2.0
Adjusted return on equity (non-IFRS measure)(5)	9.0	13.7	11.0	13.8
Return on assets(6)	7.2	8.6	9.1	1.3
Adjusted return on assets (non-IFRS measure)(7)	7.6	10.6	8.6	9.4

			As at and for the
	As at and for the fiscal year ended		fiscal year ended
	March 31,		December 31,
	2024	2025	2025
	(%)	(%)	(%)
Liquidity ratios
Current ratio(8)	4.3	5.1	1.2
Quick ratio(9)	4.1	4.9	1.2
Leverage ratio
Debt ratio(10)	15.1	26.8	36.8
Net leverage ratio(11)	(1.6)	(1.6)	(4.9)

Note:

1.	Income from mine operations margin is calculated using income from mine operations divided by revenue for the respective period, multiplied by 100%.

2.	Net income margin is calculated using net income divided by revenue for the respective period, multiplied by 100%.

3.	Adjusted net income margin is calculated using adjusted net income (non-IFRS measure) divided by revenue for the respective period, multiplied by 100%.

4.	Return on equity ratio is calculated using net income divided by the average of the opening and closing balances of total equity for the respective period, multiplied by 100%.

5.	Adjusted return on equity ratio is calculated using adjusted net income (non-IFRS measure) divided by the average of the opening and closing balances of total equity for the respective period, multiplied by 100%.

6.	Return on assets ratio is calculated using net income divided by the average of the opening and closing balances of total assets for the respective period, multiplied by 100%.

7.	Adjusted return on assets ratio is calculated using adjusted net income (non-IFRS measure) divided by the average of the opening and closing balances of total assets for the respective period, multiplied by 100%.

8.	Current ratio is calculated using total current assets divided by total current liabilities as at the end of the respective period.

9.	Quick ratio is calculated using total current assets less inventories then divided by total current liabilities as at the end of the respective period.

10.	Debt ratio is calculated using total liabilities divided by total assets as at the end of the respective period.

11.	Net leverage ratio is calculated using net debt divided by EBITDA as at the end of the respective period. Here, net debt is total interest_bearing debt minus cash and cash equivalents and EBITDA is earnings before interest, tax, depreciation and amortisation.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to various types of market risks in the normal course of business, including foreign exchange risk, interest rate risk, equity price risk, credit risk and liquidity risk. For details of the risk to which we are exposed, please refer to Note 26 to the Accountants’ Report included in Appendix I to this Document.

DIVIDEND POLICY

Since the fiscal year ended March 31, 2019, our Group has been paying semi-annual dividend of USD0.0125 per share (USD0.025 per share on an annual basis). We currently do not have a pre-determined dividend policy. The declaration and payment of future dividends, if any, is at the discretion of the Board and will be based on a number of relevant factors including commodity prices, market conditions, financial results, cash flows from operations, and expected cash requirements. For the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2025, we declared and paid cash dividends of USD4.4 million, USD4.9 million and USD5.5 million, respectively.

[REDACTED]

SUBSEQUENT EVENT

Please refer to Note 16 to the Condensed Consolidated Financial Statements as set out in Appendix IA to this Document.

DISTRIBUTABLE RESERVES

As at March 31, 2024 and 2025 and the nine months ended December 31, 2025, our reserves available for distribution included retained earnings, which amounted to USD261.8 million, USD305.9 million and USD280.7 million, respectively.

[REDACTED] STATEMENT OF ADJUSTED NET TANGIBLE ASSETS

For details of our [REDACTED] adjusted consolidated net tangible assets, see the [REDACTED] Financial Information as set out in Appendix II to this Document.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FINANCIAL INFORMATION

NO MATERIAL ADVERSE CHANGE

After due and careful consideration, our Directors confirm that, up to the date of this Document, there has not been any material adverse change in our financial or trading position or prospects since December 31, 2025, and there is no event since December 31, 2025, which would materially affect the information shown in the Accountants’ Report as set out in Appendix I to this Document.

DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE LISTING RULES

Our Directors confirm that, except as otherwise disclosed in this Document, as at the Latest Practicable Date, there was no circumstance that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FUTURE PLANS AND [REDACTED]

FUTURE PLANS

See “Business — Strategies” in this Document for a detailed description of our future plans.

USE OF [REDACTED]

The following table sets forth the estimated net [REDACTED] to be received by us from the [REDACTED] (assuming the [REDACTED] is not exercised), after deducting the [REDACTED] commissions and other estimated expenses payable by us in connection with the [REDACTED]:

Assuming the [REDACTED] is HK$[REDACTED] per     approximately HK$[REDACTED] million

[REDACTED] (being the low-end of the

[REDACTED])

Assuming the [REDACTED] is HK$[REDACTED] per      approximately HK$[REDACTED] million

[REDACTED] (being the low-end of the

[REDACTED])

Assuming the [REDACTED] is HK$[REDACTED] per      approximately HK$[REDACTED] million

[REDACTED] (being the low-end of the

[REDACTED])

We intend to use the [REDACTED] from the [REDACTED] for the purposes and in the amounts set forth below, subject to adjustments based on our evolving business needs and changing market conditions (assuming an [REDACTED] of HK$[REDACTED] per [REDACTED], being the mid-point of the indicative [REDACTED] range of HK$[REDACTED] to HK$[REDACTED] per [REDACTED]):

(1)	Approximately [REDACTED]% of the net [REDACTED], or HK$[REDACTED] million, is expected to be used to advance the construction of our projects in Ecuador and the Kyrgyz Republic, in order to fully realize our growth potential. We will continue to intensify our geological exploration efforts and expand exploration activities at our existing mines while exploring new mines surrounding our mineralization areas. Specifically:

a.	Approximately [REDACTED]% of the net [REDACTED], or HK$[REDACTED] million, is expected to be allocated to the development of the Chaarat Gold Project in the Kyrgyz Republic. This primarily includes the construction of an open-pit, heap leach mining operation with an annual processing capacity of 4.0 million tonnes of oxidized gold ore from the Tulkubash deposits, as well as the development of the Kyzyltash sulfide deposit into an open-pit and underground mining operation with an annual processing capacity of 3.0 to 4.0 million tonnes of sulfide gold ore, incorporating flotation, bacterial oxidization (“BIOX”) and carbon in leach (“CIL”) processes.

b.	Approximately [REDACTED]% of the net [REDACTED], or HK$[REDACTED] million, is expected to be allocated to the construction of the Condor Project in Ecuador, including but not limited to the development of underground deposit-access tunnels that support drilling to upgrade resources and to explore extensions.

(2)	Approximately [REDACTED]% of the net [REDACTED], or HK$[REDACTED] million, is expected to be used to acquire sizable, high-quality mining assets with high margins and long mine lives. For more details of our strategies in relation to potential acquisitions and criteria of identifying potential acquisition targets, see “Business — Strategies — Diversifying our mining portfolio and product offerings through targeted acquisitions and by investing in and incubating junior exploration companies”.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

FUTURE PLANS AND [REDACTED]

(3)	Approximately [REDACTED]% of the net [REDACTED], or HK$[REDACTED] million, is expected to be used for general corporate purposes.

The additional net [REDACTED] that we would receive if the [REDACTED] was to be exercised in full are expected to be HK$[REDACTED] million. Assuming that the [REDACTED] is exercised, after deducting the [REDACTED] commissions and other estimated [REDACTED] expenses payable by us in connection with the [REDACTED], we estimate that we will receive net [REDACTED] of approximately HK$[REDACTED] million from the [REDACTED].

To the extent that the net [REDACTED] from the [REDACTED] are either more or less than expected, we will adjust our allocation of the net [REDACTED] for the above purposes on a pro rata basis.

To the extent that the net [REDACTED] of the [REDACTED] are not immediately used for the aforementioned purposes, we will only deposit such funds into short-term interest-bearing accounts at licenced commercial banks and/or other authorized financial institutions (as defined under the Securities and Futures Ordinance, or applicable laws and regulations in other jurisdictions). In such event, we will comply with the applicable disclosure requirements under the Listing Rules.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

[REDACTED]

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

[REDACTED]

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THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

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[REDACTED], REGISTRATION, DEALINGS AND SETTLEMENT

[REDACTED]

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[REDACTED], REGISTRATION, DEALINGS AND SETTLEMENT

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[REDACTED], REGISTRATION, DEALINGS AND SETTLEMENT

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[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

The following is the text of a report set out on pages [I-1] to [I-75] received from the Company’s reporting accountants, [Deloitte Touche Tohmatsu], Certified Public Accountants, Hong Kong, for the purpose of incorporation in this Document.

ACCOUNTANTS’ REPORT ON HISTORICAL FINANCIAL INFORMATION TO THE DIRECTORS OF SILVERCORP METALS INC. AND CITIC SECURITIES (HONG KONG) LIMITED

Introduction

We report on the historical financial information of Silvercorp Metals Inc. (the “Company”) and its subsidiaries (together, the “Group”) set out on pages [I-3] to [I-75], which comprises the consolidated statements of financial position of the Group as at March 31, 2024 and 2025, the statements of financial position of the Company as at March 31, 2024 and 2025, the consolidated statements of income, the consolidated statements of income and other comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows of the Group for each of the two years ended March 31, 2025 (the “Track Record Period”) and material accounting policy information and other explanatory information (together, the “Historical Financial Information”). The Historical Financial Information set out on pages [I-3] to [I-75] forms an integral part of this report, which has been prepared for inclusion in the Document of the Company dated [•] (the “Document”) in connection with the [REDACTED] of the [REDACTED] of the Company on the [REDACTED] of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Directors’ responsibility for the Historical Financial Information

The directors of the Company are responsible for the preparation of the Historical Financial Information that gives a true and fair view in accordance with the basis of preparation set out in Note 3.1 to the Historical Financial Information, and for such internal control as the directors of the Company determine is necessary to enable the preparation of the Historical Financial Information that is free from material misstatement, whether due to fraud or error.

Reporting accountants’ responsibility

Our responsibility is to express an opinion on the Historical Financial Information and to report our opinion to you. We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 200 “Accountants’ Reports on Historical Financial Information in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). This standard requires that we comply with ethical standards and plan and perform our work to obtain reasonable assurance about whether the Historical Financial Information is free from material misstatement.

Our work involved performing procedures to obtain evidence about the amounts and disclosures in the Historical Financial Information. The procedures selected depend on the reporting accountants’ judgment, including the assessment of risks of material misstatement of the Historical Financial Information, whether due to fraud or error. In making those risk assessments, the reporting accountants consider internal control relevant to the entity’s preparation of the Historical Financial Information that gives a true and fair view in accordance with the basis of preparation set out in Note 3.1 to the Historical Financial Information in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Our work also included evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors of the Company, as well as evaluating the overall presentation of the Historical Financial Information.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the Historical Financial Information gives, for the purposes of the accountants’ report, a true and fair view of the Group’s financial position as at March 31, 2024 and 2025, of the Company’s financial position as at March 31, 2024 and 2025 and of the Group’s financial performance and cash flows for the Track Record Period in accordance with the basis of preparation set out in Note 3.1 to the Historical Financial Information.

Report on matters under the Rules Governing the Listing of Securities on the Stock Exchange and the Companies (Winding Up and Miscellaneous Provisions) Ordinance

Adjustments

In preparing the Historical Financial Information, no adjustments to the Underlying Financial Statements as defined on page [I-3] have been made.

Dividends

We refer to Note 21(d) to the Historical Financial Information which contains information about the dividends declared and paid by the Company in respect of the Track Record Period.

[Deloitte Touche Tohmatsu]

Certified Public Accountants

Hong Kong
[•]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

HISTORICAL FINANCIAL INFORMATION OF THE GROUP

Preparation of Historical Financial Information

Set out below is the Historical Financial Information which forms an integral part of this accountants’ report.

The Historical Financial Information in this report was prepared based on previously issued consolidated financial statements of the Group for the Track Record Period. The previously issued consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by International Accounting Standards Board (the “IASB”) and were audited by [Deloitte LLP], Chartered Professional Accountants registered in Vancouver, Canada in accordance with standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) (the “Underlying Financial Statements”).

The Historical Financial Information is presented in United States dollars (“USD”) and all values are rounded to the nearest thousand (USD’000) except when otherwise indicated.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

CONSOLIDATED STATEMENTS OF INCOME

		Year ended March 31,
	NOTES	2024	2025
		USD’000	USD’000
Revenue	5(a)(c)	215,187	298,895
Cost of mine operations
Production costs		88,574	108,363
Depreciation and amortization		27,286	31,014
Mineral resource taxes		5,275	7,359
Government fees and other taxes	6	2,641	16,009
General and administrative expenses	7	10,822	12,599
		134,598	175,344
Income from mine operations		80,589	123,551
Corporate general and administrative expenses	7	14,095	17,565
Property evaluation and business development		807	3,333
Foreign exchange loss		337	581
Gain on investments	11, 13	(7,677)	(12,451)
Loss on derivative liabilities	19,21(b)(ii)	—	9,011
Share of loss in associates	14	2,692	2,806
Dilution gain on investment in associates	14	(733)	—
Impairment of investment in associates	14	4,251	—
Loss on disposal of plant and equipment		45	163
Other expenses (income)		2,851	(609)
Income from operations		63,921	103,152
Finance income	8	6,247	8,518
Finance costs	8	(213)	(6,713)
Income before income tax		69,955	104,957
Income tax expense	9	20,277	26,188
Net income		49,678	78,769

Attributable to:
Equity holders of the Company		36,306	58,190
Non-controlling interests	23	13,372	20,579
		49,678	78,769
Earnings per share attributable to the equity holders of the Company
Basic earnings per share	21(e)	0.21	0.29
Diluted earnings per share	21(e)	0.20	0.28
Weighted average number of shares outstanding — Basic	21(e)	176,997,360	204,008,035
Weighted average number of shares outstanding — Diluted	21(e)	179,137,610	206,301,970

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

		Year ended March 31,
	NOTES	2024	2025
		USD’000	USD’000
Net income		49,678	78,769
Other comprehensive expenses, net of tax:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		(19,973)	(1,683)
Share of other comprehensive expenses in associates	14	(36)	(784)
Reclassification to net income upon ownership dilution of investment in an associate		(34)	—
Items that will not subsequently be reclassified to net income or loss:
Changes in fair value on equity investments designated as fair value through other comprehensive income (“FVTOCI”)	13	(67)	5
Other comprehensive expenses, net of tax		(20,110)	(2,462)
Attributable to:
Equity holders of the Company		(16,802)	(2,606)
Non-controlling interests	23	(3,308)	144
		(20,110)	(2,462)
Total comprehensive income		29,568	76,307
Attributable to:
Equity holders of the Company		19,504	55,584
Non-controlling interests		10,064	20,723
		29,568	76,307

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at March 31,
	NOTES	2024	2025
		USD’000	USD’000
ASSETS
Current Assets
Cash and cash equivalents	28(c)	152,942	363,978
Short-term investments	11	31,949	5,078
Other receivables		2,202	1,081
Inventories	12	7,395	8,028
Due from related parties	24	590	1,158
Income tax receivable		71	37
Prepaids and deposits		6,749	7,561
		201,898	386,921
Non-current Assets
Long-term prepaids and deposits		1,634	2,099
Reclamation deposits		4,409	4,263
Other investments	13	46,254	17,277
Investment in associates	14	49,426	46,016
Investment properties	15	463	511
Plant and equipment	16	79,898	93,793
Mineral rights and properties	17	318,833	586,982
Long-term receivables		—	1,079
		500,917	752,020
TOTAL ASSETS		702,815	1,138,941

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

		As at March 31,
	NOTES	2024	2025
		USD’000	USD’000
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	18	41,797	63,881
Current portion of lease obligation		213	278
Current portion of convertible notes	19	—	2,460
Deposits received		4,223	7,264
Income tax payable		921	2,679
		47,154	76,562
Non-current Liabilities
Long-term portion of lease obligation		1,102	1,053
Long-term portion of convertible notes	19	—	108,193
Derivative liabilities	19, 21	—	50,768
Deferred income tax liabilities	9	51,108	59,338
Environmental rehabilitation	20	6,442	9,639
		58,652	228,991
Total liabilities		105,806	305,553
Equity
Share capital	21	258,400	411,960
Equity reserves		(12,908)	(15,140)
Retained earnings		261,763	305,908
Total equity attributable to the equity holders of the Company		507,255	702,728
Non-controlling interests	23	89,754	130,660
Total Equity		597,009	833,388
TOTAL LIABILITIES AND EQUITY		702,815	1,138,941

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

STATEMENTS OF FINANCIAL POSITION OF THE COMPANY

		As at March 31,
	NOTES	2024	2025
		USD’000	USD’000
ASSETS
Current Assets
Cash and cash equivalents	28	3,196	107,547
Short-term investments		25	24
Other receivables		1,868	197
Amount due from subsidiaries	24	4,579	64,704
Due from related parties	24	590	1,158
Prepaids and deposits		450	851
		10,708	174,481
Non-current Assets
Investment in subsidiaries		30,553	216,434
Long-term prepaids and deposits		310	—
Reclamation deposits		7	7
Other investments	13	34,640	5,231
Investment in associates	14	13,681	10,136
Plant and equipment		1,516	1,025
Mineral rights and properties		1,095	1,071
		81,802	233,904
TOTAL ASSETS		92,510	408,385
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	18	2,364	2,514
Current portion of lease obligation		213	209
Current portion of convertible notes	19	—	2,460
Amount due to subsidiaries	24	18,621	23,037
		21,198	28,220
Non-current Liabilities
Long term portion of convertible notes	19	—	108,193
Long-term portion of lease obligation		1,102	871
Derivative liabilities		—	50,768
		1,102	159,832
Total liabilities		22,300	188,052
Equity
Share capital	21	258,400	411,959
Equity reserves		5,244	8,895
Accumulated losses		(193,434)	(200,521)
Total Equity		70,210	220,333
TOTAL LIABILITIES AND EQUITY		92,510	408,385

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital		Equity reserves
	NOTES	Number of shares	Amount	Share-based payments reserve	Reserves (note)	Accumulated other comprehensive expenses (Note 22)	Retained earnings	Total equity attributable to the equity holders of the Company	Non- controlling interests	Total equity
			USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At April 1, 2023		176,771,265	255,684	20,893	25,834	(43,243)	229,885	489,053	90,778	579,831
Restricted share units vested	21(b)	928,755	3,736	(3,736)	—	—	—	—	—	—
Share-based compensation	21(b)	—	—	4,146	—	—	—	4,146	—	4,146
Dividends declared	21(d)	—	—	—	—	—	(4,428)	(4,428)	—	(4,428)
Common shares repurchased as part of normal course issuer bid	21(e)	(388,324)	(1,020)	—	—	—	—	(1,020)	—	(1,020)
Distribution to non-controlling interests	23	—	—	—	—	—	—	—	(11,088)	(11,088)
Total comprehensive (expenses) income		—	—	—	—	(16,802)	36,306	19,504	10,064	29,568
At March 31, 2024		177,311,696	258,400	21,303	25,834	(60,045)	261,763	507,255	89,754	597,009
Securities issued upon acquisition of Adventus	4	38,818,841	146,016	4,501	—	—	—	150,517	22,808	173,325
Options exercised	21(b)	934,222	4,397	(1,759)	—	—	—	2,638	—	2,638
Warrants exercised	21(c)	29,607	148	—	—	—	—	148	—	148
Warrants reclassified as derivative liabilities	21(c)	—	—	(2,098)	—	—	(673)	(2,771)	—	(2,771)
Restricted share units vested	21(b)	941,960	3,962	(3,962)	—	—	—	—	—	—
Share-based compensation	21(b)	—	—	3,692	—	—	—	3,692	—	3,692
Dividends declared	21(d)	—	—	—	—	—	(4,948)	(4,948)	—	(4,948)
Common shares repurchased as part of normal course issuer bid	21(e)	(300,000)	(963)	—	—	—	—	(963)	—	(963)
Adjustment to non-controlling interests	23	—	—	—	—	—	(8,424)	(8,424)	8,424	—
Distribution to non-controlling interests	23	—	—	—	—	—	—	—	(11,049)	(11,049)
Total comprehensive (expenses) income		—	—	—	—	(2,606)	58,190	55,584	20,723	76,307
At March 31, 2025		217,736,326	411,960	21,677	25,834	(62,651)	305,908	702,728	130,660	833,388

Note:	It represents Henan Found and Henan Huawei’s statutory reserve fund and enterprise development fund recorded in the Reserves. Pursuant to the relevant PRC rules and regulations, the Group’s PRC subsidiaries are required to transfer no less than 10% of its profits after taxation to the statutory reserve until the reserve balance reaches 50% of the registered capital and may appropriate enterprise development fund of its profits after taxation upon resolution by the shareholders’ meeting or general meeting.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended March 31,
	NOTES	2024	2025
		USD’000	USD’000
OPERATING ACTIVITIES
Net income		49,678	78,769
Adjustments for:
Finance costs	8	213	6,713
Income tax expense	9	20,277	26,188
Depreciation, amortization and depletion		28,968	32,828
Gain on investments	11, 13	(7,677)	(12,451)
Loss on derivative liabilities	13	—	9,011
Share of loss in associates	14	2,692	2,806
Dilution gain on investment in associate	14	(733)	—
Impairment of investment in associate	14	4,251	—
Loss on disposal of plant and equipment	16	45	163
Share-based compensation	21(b)	4,146	3,692
Reclamation expenditures		(970)	(819)
Income taxes paid		(13,383)	(15,731)
Interest paid		(22)	(126)
Changes in non-cash operating working capital	28(a)	4,085	7,588
Net cash from operating activities		91,570	138,631
INVESTMENT ACTIVITIES
Payment on plant and equipment acquisition		(11,523)	(19,986)
Proceeds from disposal of plant and equipment		880	46
Payment on mineral rights and properties acquisition		—	(6,224)
Payment on mineral exploration and development expenditures		(51,945)	(59,817)
Payment on reclamation deposits		(1,079)	(83)
Refunds from reclamation deposits		2,962	209
Payment on other investments acquisition	13	(23,305)	(20,953)
Proceeds from disposal of other investments	13	1,492	36,289
Payment on investment in associates	14	(4,997)	(4)
Payment on short-term investment acquisition		(65,585)	(108,320)
Proceeds on short-term investment redemption		87,390	134,176
.Net cash used in investing activities		(65,710)	(44,667)

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

		Year ended March 31,
	NOTES	2024	2025
		USD’000	USD’000
FINANCING ACTIVITIES
Net proceeds from issuance of convertible notes	19	—	143,324
Repayment of long-term deposits	4	—	(13,250)
Payments on lease obligation		(262)	(271)
Cash dividends distributed	21(c)	(4,428)	(4,948)
Distribution to non-controlling interests	23	(11,088)	(11,049)
Payments to related parties	24	—	(500)
Proceeds from issuance of common shares		—	2,774
Common shares repurchased as part of normal course issuer bid		(1,020)	(963)
Net cash (used in) from financing activities		(16,798)	115,117
Effect of exchange rate changes on cash and cash equivalents		(1,812)	1,955
Increase in cash and cash equivalents		7,250	211,036
Cash and cash equivalents, beginning of the year		145,692	152,942
Cash and cash equivalents, end of the year		152,942	363,978

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

NOTES TO THE HISTORICAL FINANCIAL INFORMATION

1.	GENERAL AND BASIS OF PREPARATION

The Group is engaged in the acquisition, exploration, development, and mining of mineral properties. The Group’s producing mines are located in China, and current exploration and development projects are located in China and Ecuador.

The Company was incorporated in the Province of British Columbia, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange (the “TSX”) and the NYSE American LLC (the “NYSE American”).

The respective addresses of the registered office and the principal place of business of the Company are stated in the section headed “Corporate Information” of this Document.

The Historical Financial Information is presented in USD.

2.	APPLICATION OF NEW AND AMENDMENTS TO IFRS ACCOUNTING STANDARDS

For the purpose of preparing the Historical Financial Information for the Track Record Period, the Group has consistently applied the accounting policies which conform with IFRS Accounting Standards, and amendments to IFRS Accounting Standards which are effective for the accounting period beginning on April 1, 2025 throughout the Track Record Period.

New and amendments to IFRS Accounting Standards in issue but not yet effective

At the date of the report, the following new and amendments to IFRSs have been issued but are not yet effective:

Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[3]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[2]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendment to IFRS Accounting Standards	Annual Improvements to HKFRS Accounting Standards — Volume 11[2]
IFRS 18	Presentation and Disclosure in Financial Statements[3]

[1]	Effective for annual periods beginning on or after a date to be determined.

[2]	Effective for annual periods beginning on or after January 1, 2026.

[3]	Effective for annual periods beginning on or after January 1, 2027.

Except as mentioned below, the directors of the Company anticipate that the application of the amendments to IFRS Accounting Standards will have no material impact on the Group’s financial position and performance and/or the disclosures to the consolidated financial statements in the foreseeable future.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 Presentation of Financial Statements. This new IFRS Accounting Standard, while carrying forward many of the requirements in IAS 1, introduces new requirements to present specified categories and defined subtotals in the statement of income; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the financial statements. In addition, some IAS 1 paragraphs have been moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7. Minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share are also made.

IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after January 1, 2027, with early application permitted. IFRS 18 requires retrospective application with specific transition provisions. The application of the new standard is not expected to have significant impact on the financial performance and positions of the Group in terms of recognition and measurement. However, it is expected to affect the structure and presentation of the consolidated statement of income. Additional disclosures required for the Group’s MPMs will be disclosed in a separate note to the consolidated financial statements.

3.	BASIS OF PREPARATION OF HISTORICAL FINANCIAL INFORMATION AND MATERIAL ACCOUNTING POLICY INFORMATION

3.1	Basis of preparation of Historical Financial Information

The Historical Financial Information has been prepared based on the accounting policies set out in Note 3.2 which conform with IFRS Accounting Standards issued by the IASB. For the purpose of preparation of the Historical Financial Information, information is considered material if such information is reasonably expected to influence decisions made by primary users. In addition, the Historical Financial Information includes applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and by the Hong Kong Companies Ordinance.

3.2	Material accounting policy information

(a)	Basis of Consolidation

This Historical Financial Information includes the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control up to the date of the disposition of control. Control is achieved when the Group has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns.

For non-wholly owned subsidiaries over which the Group has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Group’s proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Group’s principal subsidiaries which are consolidated during the Track Record Period are as follows:

			Proportion of ownership interest held
	Principal	Country of	As at March 31,	As at March 31,	As at the date of	Location of the mineral
Name of subsidiaries	activities	incorporation	2024	2025	this report	properties
Silvercorp Beijing	Holding company	China	100.0%	100.0%	100.0%	N/A
Adventus (note ii)	Holding company	Canada	—	100.0%	100.0%	N/A
Luminex Resources Corp. (note ii)	Holding company	Canada	—	100.0%	100.0%	N/A
Salazar Holdings Limited (“Salazar Holdings”) (note ii)	Holding company	Canada	—	75.0%	75.0%	N/A
Fortune Mining Limited	Holding company	British Virgin Islands (“BVI”)	100.0%	100.0%	100.0%	N/A
Victor Resources Ltd.	Holding company	BVI	100.0%	100.0%	100.0%	N/A
Victor Mining Ltd.	Holding company	BVI	100.0%	100.0%	100.0%	N/A
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100.0%	100.0%	100.0%	N/A
Wonder Success Limited	Holding company	Hong Kong	100.0%	100.0%	100.0%	N/A
Henan Huawei Mining Co. Ltd. 河南華威礦業有限公司 (“Henan Huawei”) (note i)	Mining	China	80.0%	80.0%	80.0%	Ying Mining District, Henan
Henan Found Mining Co. Ltd. 河南發恩德礦業有限公司 (“Henan Found”) (note i)	Mining	China	77.5%	77.5%	77.5%	Ying Mining District, Henan
Xinshao Yunxiang Mining Co., Ltd. 新邵縣雲翔礦業有限公司 (“Yunxiang”) (note i)	Mining	China	70.0%	70.0%	70.0%	BYP Mining District, Hunan
Guangdong Found Mining Co. Ltd. 廣東發恩德礦業有限公司 (“Guangdong Found”) (note i)	Mining	China	99.0%	99.0%	99.0%	GC Mining District, Guangdong
Henan Xinbaoyuan Mining Co., Ltd. 河南鑫寶源礦業有限公司 (“Xinbaoyuan”) (note i)	Mining	China	77.5%	77.5%	77.5%	Kuanping, Henan
Curimining S.A (note iii)	Mining	Ecuador	—	75.0%	75.0%	El Domo
Condormine S.A (note iii)	Mining	Ecuador	—	98.7%	98.7%	Condor

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Note i:	The statutory financial statements of these principal subsidiaries established in the People’s Republic of China (the “PRC”) were prepared in accordance with the relevant accounting principles and regulations in the PRC. The statutory financial statements for below principal subsidiaries for the years ended December 31, 2023 and 2024 were audited by the following certified public accountants registered in the PRC:

Subsidiaries	Years ended December 31, 2023 and 2024
Henan Huawei	河南滙豐誠和會計師事務所有限公司
Henan Found	河南凱橋會計師事務所有限公司
Yunxiang	湖南弘信園會計師事務所
Guangdong Found	廣東中海粵會計師事務所有限公司
Xinbaoyuan	河南滙豐誠和會計師事務所有限公司

No audited financial statements of other entities comprising the Group have been prepared since there are no statutory audit requirements in those jurisdictions.

Note ii:	The Company and its certain legally owned subsidiaries control these companies by way of controlling the voting rights, governing their financial and operating policies, appointing or removing the majority of the members of their controlling authorities, and casting the majority votes at meeting of such authorities.

Note iii:	These entities became the subsidiaries the Group upon the completion of the Adventus acquisition as set out in Note 4.

The above table lists the subsidiaries of the Company which, in the opinion of the directors of the Company, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors of the Company, result in particulars of excessive length.

None of the entities comprising the Group had issued any debt securities at the end of each reporting period.

(b)	Investments in Associates

An associate is an entity over which the Group has significant influence but not control and is not a subsidiary or joint venture. Significant influence is presumed to exist where the Group has between 20% and 50% of the voting rights, but can also arise when the Group has power to be actively involved and influential in financial and operating policy decisions of the entity even though the Group has less than 20% of voting rights.

The Group accounts for its investments in associates using the equity method. Under the equity method, the Group’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Group’s share of profit and loss of the associate and for impairment losses after the initial recognition date. The Group’s share of an associate’s loss that are in excess of its investment are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. The Group’s share of comprehensive income attributable to shareholders of associates are recognized in comprehensive income during the period.

At the end of each reporting period, the Group assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in an associate is impaired, the carrying amount is compared to its recoverable amount, being the higher of its fair value less cost to sell and value in use. An impairment loss is recognized if the recoverable amount is less than its carrying amount. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. Impairment losses and reversal of impairment losses, if any, are recognized in the consolidated statements of income in the period in which the relevant circumstances are identified.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Details of the Group’s associates are as follows:

			Proportion of
			ownership interest held
Name of associates	Principal activity	Country of incorporation	March 31, 2024	March 31, 2025
New Pacific Metals Corp. (“NUAG”)	Mining	Canada	27.4%	27.4%
Tincorp Metals Inc. (“TIN”, formerly, Whitehorse Gold Corp.)	Mining	Canada	29.7%	29.1%

(c)	Business Combinations or asset acquisition

Optional concentration test

The Group applies an optional concentration test, on a transaction-by-transaction basis, that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The gross assets under assessment exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. If the concentration test is met, the set of activities and assets is determined not to be a business and no further assessment is needed.

Asset acquisitions

When the Group acquires a group of assets and liabilities that do not constitute a business, the Group identifies and recognizes the individual identifiable assets acquired and liabilities assumed by allocating the purchase price including the associated acquisition-related transaction costs first to financial assets/financial liabilities at the respective fair values, the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction does not give rise to goodwill or bargain purchase gain.

(d)	Foreign Currency Translation

The functional currency for each subsidiary of the Group is the currency of the primary economic environment in which the entity operates. The functional currency of all Chinese subsidiaries is the Chinese Renminbi (“RMB”). The functional currency of New Infini, Adventus and their subsidiaries is the USD. Effective from October 1, 2024, the functional currency of the Company and all intermediate holding companies, incorporated in Canada and BVI, has changed from the Canadian dollars (“CAD”) to USD. This change reflects the fact that the Company’s primary economic environment has shifted due to the acquisition of the El Domo Project and Condor Project in Ecuador, their future development and investment plan, and the issuance of convertible notes, all of which are predominately denominated in USD. The change in functional currency is accounted for prospectively in accordance with IAS 21 The Effects of Changes in Foreign Exchanges Rates. As the Company’s reporting currency is USD, the change has no impact on the Group’s financial position as at October 1, 2024, other than the remeasurement difference resulting from the reclassification of the share purchase warrants from equity to derivative liabilities, which is charged to retained earnings. Comparative financial information has not been restated.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the reporting date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the net income.

The Historical Financial Information is presented in USD. The financial position and performance of the Group’s entities are translated from functional currencies to USD as follows:

—	assets and liabilities are translated using exchange rates prevailing at the reporting date;

—	income and expenses are translated using average exchange rates prevailing during the period; and

—	all resulting exchange gains and losses are included in other comprehensive income.

(e)	Convertible Notes

A conversion option that will be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments is a conversion option derivative.

At the date of issue, both the debt component and derivative components are recognized at fair value. In subsequent periods, the debt component of the convertible notes is carried at amortized cost using the effective interest method. The derivative component is measured at fair value with changes in fair value recognized in profit or loss.

Transaction costs that relate to the issue of the convertible notes are allocated to the debt and derivative components in proportion to their relative fair values. Transaction costs relating to the derivative component are charged to profit or loss immediately. Transaction costs relating to the debt component are included in the carrying amount of the debt portion and amortized over the period of the convertible loan notes using the effective interest method.

When determining the classification of convertible loan notes (including the host liability and the related derivative components) as current or non-current, the Group considers both the redemption through cash settlement and the transfer of the Group’s own equity instruments as a result of exercise of conversion options by holders as settlement of the convertible loan notes.

(f)	Revenue Recognition

Revenue from contracts with customers is recognized when control of the asset sold is transferred to customers and the Group satisfies its performance obligation. Revenue is allocated to each performance obligation on a relative standalone selling price basis. The Group considers the terms of the contract in determining the transfer price. The transaction price is based upon the amount the Group expects to receive in exchange for the transferring of the assets. In determining whether the Group has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Group has a present right to payment; the customer has legal title to the asset; the Group has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset. This generally occurs when the assets are loaded on the trucks arranged by the customer at the Group’s milling facilities. In cases where the Group is responsible for the costs of shipping and certain other services after the date on which the control of the assets transferred to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Revenue from concentrate sales is paid by the customer in advance and typically recorded based on the Group’s assay results for the quantity and quality of concentrate sold and the applicable commodity prices, such as silver, gold, lead and zinc, set on a specific quotation period, typical ranging from ten to fifteen days around shipment date, by reference to active and freely traded commodity market, and deducted by smelter charges, including refining and treatment charges, to reflect the status of the concentrate on sale. Adjustments, if any, related to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.

(g)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term money market investments that are readily convertible to cash with original terms of three months or less and exclude any restricted cash that is not available for use by the Group.

(h)	Short-term Investments

Short-term investments consist of certificates of deposit and money market instruments, including cashable guaranteed investment certificates, bearer deposit notes and other financial assets with original terms of over three months but less than one year. Bonds traded on open markets are also included in short-term investments.

(i)	Inventories

Inventories include concentrate inventory, direct smelting ore, stockpile ore and material and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Material that does not contain a minimum quantity of metal to cover estimated processing expenses to recover the contained metal is not classified as inventory and is assigned no value.

Direct smelting ore and stockpiled ore are sampled for metal content and are valued at the lower of mining cost and net realizable value. Mining cost includes the cost of raw material, mining contractor cost, direct labour costs, depletion and depreciation, and applicable production overheads, based on normal operating capacity. Concentrate inventory are valued at the lower of cost and net realizable value. The cost of concentrate inventory includes the mining cost for stockpiled ore milled, freight charges for shipping stockpile ore from mine sites to mill sites and milling cost. Milling cost includes cost of materials and supplies, direct labour costs, and applicable production overheads cost, based on normal operating capacity. Material and supplies are valued at the lower of cost, determined on a weighted average cost basis, and net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sales.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(j)	Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by management. Plant and equipment are subsequently measured at cost less accumulated depreciation and amortization and impairment losses. Depreciation and amortization is computed on a straight-line basis based on the nature and useful lives of the assets. The significant classes of plant and equipment and their estimated useful lives are as follows:

Buildings	20 years
Office equipment	5 years
Machinery	5–10 years
Motor vehicles	5 years
Land use rights	50 years
Leasehold improvements	Lesser of useful life or term of the lease

Subsequent costs that meet the asset recognition criteria are capitalized, while costs incurred that do not extend the economic useful life of an asset are considered repairs and maintenance, which are accounted for as an expense recognized during the period.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises of the asset’s purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are transferred to other respective asset classes and are depreciated when they are completed and available for use.

Upon disposal or abandonment, the carrying amounts of plant and equipment are derecognized and any associated gain or loss is recognized in the consolidated statements of income.

(k)	Mineral Rights and Properties

Mineral rights and properties include the following capitalized payments and expenditures:

—	Acquisition costs which consist of payments for property rights and leases, including payments to acquire or renew an exploration or mining permit, and the estimated fair value of properties acquired as part of business combination or the acquisition of a group of assets.

—	Exploration and evaluation costs incurred on a specific property after an acquisition of a beneficial interest or option in the property. Exploration and evaluation expenditures on properties for which the Group does not have title or rights to are expensed when incurred. Exploration and evaluation activities involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

—	Development costs incurred to construct a mine and bring it into commercial production.

—	Expenditures incurred on producing properties that are expected to have future economic benefit, including to extend the life of the mine and to increase production by providing access to additional reserves, such as exploration tunneling that can increase or upgrade the mineral resources, and development tunneling, including to build shafts, drifts, ramps, and access corridors that enable to access ore underground.

—	Borrowing costs incurred that are directly attributed to the acquisition, construction and development of a qualifying mineral property.

—	Estimated environmental rehabilitation and restoration costs.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Before commencement of commercial production, mineral rights and properties are carried at costs, less any accumulated impairment charges.

Upon commencement of commercial production, mineral rights and properties are carried at costs, less accumulated depletion and any accumulated impairment charges. Mineral rights and properties, other than the payments to renew mining permits (the “mine right fee”) are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Estimation of proven and probable reserves for each property is updated when relative information such as reserve report is available; the result will be prospectively applied to calculate depletion amounts for future periods. If commercial production commences prior to the determination of proven and probable reserves, depletion is calculated based on the mineable portion of measured and indicated resources. The mine right fee is depleted using the units of production method based on the mineral reserve which were used to determine the mine right fee payable.

(l)	Impairment and Impairment Reversal

At each reporting period, the Group reviews and evaluates its assets for impairment, or reversal of a previously recognized impairment, when events or changes in circumstances indicate that the related carrying amounts may not be recoverable or when there is an indication that impairment may have reversed.

When impairment indicators exist, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less cost of disposal (“FVLCTD”) and value in use (“VIU”). If the carrying value exceeds the recoverable amount, an impairment loss is recognized in the consolidated statements of income during the period.

In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.

FVLCTD is best evidence if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based the best estimates available to reflect the amount that could be received from an arm’s length transaction. Fair value of asset is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Impairment is normally assessed at the level of cash-generating units (“CGU”), a CGU is identified as the smallest identifiable group of assets that generates cash inflows which are independent of the cash inflows generated from other assets.

When there is an indication that an impairment loss recognized previously may no longer exist or has decreased, the recoverable amount is calculated. If the recoverable amount exceeds the carrying amount, the carrying value of the asset is increased to the recoverable amount. The increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in the consolidated statements of income in the period it is determined.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(m)	Environmental Rehabilitation Provision

The mining, extraction and processing activities of the Group normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Group’s environmental policies. Provisions for the cost of each closure and rehabilitation programme are recognized at the time when environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision.

Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements.

Closure and decommissioning provisions are measured at the expected amount of future cash flows, discounted to their present value for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral rights and properties and depleted accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance costs. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes to estimated costs are recognized immediately in the consolidated statements of income. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges.

Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved. The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate.

The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(n)	Share-based Payments

The Group makes share-based awards, including RSUs and stock options, to employees, officers, directors, and consultants.

For equity-settled awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of RSUs is determined based on quoted market price of the Company’s common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of income with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

When share options are exercised, the amount previously recognized in share-based payments reserve will be transferred to share capital. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based payments reserve will continue to be held in share-based payments reserves.

When shares granted are vested, the amount previously recognized in share-based payments reserve will be transferred to share capital.

(o)	Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at each reporting date and includes adjustments to tax payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Group intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Deferred tax is recognized using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

—	Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and at the time of the transaction does not give rise to equal taxable and deductible temporary differences.

—	in respect of deductible temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right -of-use assets or the lease liabilities.

For leasing transactions in which the tax deductions are attributable to the lease liabilities and ultimate costs incurred for provisions for decommissioning and restoration, the Group applies IAS 12 Income Taxes requirements to the lease liabilities and the provisions for decommissioning and restoration and the related assets separately. The Group recognizes a deferred tax asset related to lease liabilities and the provisions for decommissioning and restoration to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all taxable temporary differences.

Deferred income tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(p)	Earnings per Share

Earnings per share are computed by dividing net income available to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options and warrants, the number of additional shares for inclusion in diluted earnings per share calculations is determined by the options and warrants, whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options, RSUs, and repurchased from proceeds, is included in the calculation of diluted earnings per share. For convertible notes, conversion to ordinary shares is assumed to occur on the first day of the period or the date of issue of the convertible instrument, if later.

(q)	Financial Instruments

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 Financial Instruments includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of the contractual cash flows; and

ii.	All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Group may make an irrevocable election to designate them, on instrument-by-instrument basis, as either FVTPL or FVTOCI.

Financial assets classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any impairment loss allowance. Amortization or interest income from the effective interest method is included in finance income.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Group’s right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:

The Group recognizes a loss allowance for expected credit losses on its financial assets carried at amortized cost. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Subsequent measurement of financial liabilities:

Financial liabilities classified as amortized cost are measured at the amount of initial recognition minus principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount. Amortization or interest expense using the effective interest method is included in finance costs.

The Group classifies its financial instruments as follows:

—	Financial assets classified as FVTPL: short-term investments — money market instruments, and other investments — equity investments designated as FVTPL and warrants;

—	Financial assets classified as FVTOCI: other investments — equity investments designated as FVTOCI;

—	Financial assets classified as amortized cost: cash and cash equivalents, short-term investments — bonds, other receivables and due from related parties;

—	Financial liabilities classified as amortized cost: accounts payable and accrued liabilities and deposits received.

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

—	The rights to receive cash flows from the asset have expired; or

—	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statements of income.

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

(r)	Government Assistance

Refundable mining exploration tax credits received from eligible mining exploration expenditures and other government grants received for project construction and development reduce the carrying amount of the related mineral rights and plant and equipment. The depletion or depreciation of the related mineral rights and plant and equipment is calculated based on the net amount.

Government subsidies as compensation for expenses already incurred are recognized in profit and loss during the period in which it becomes receivable.

(s)	Critical Accounting Judgments and Key Sources of Estimation Uncertainty

The preparation of Historical Financial Information in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these judgments and estimates are continuously evaluated and are based on management’s experience and best knowledge of relevant facts and circumstances, actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of each reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Capitalization of expenditures included in mineral rights and properties

The capitalization of expenditures included in mineral rights and properties are USD51.1 million and USD63.3 million for the years ended March 31, 2024 and 2025, respectively. Management has determined that those capitalized expenditures, including exploration and evaluation expenditures and development costs incurred at producing properties, have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits, whether to extend of the mine life, increase future production, or to provide access to a component of an ore body that will be mined in a future period.

Income taxes

No deferred tax assets are recognized as at March 31, 2024 and 2025. Deferred tax liabilities are USD51.1 million and USD59.3 million as at March 31, 2024 and 2025, respectively. Deferred tax assets and liabilities are determined based on difference between the financial statements carrying values of assets and liabilities and their respective income tax based and loss carried forward. Withholding tax are determined based on the earnings of foreign subsidiary distributed to the Group.

The recognition of deferred tax assets and the determination of the ability of the Group to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Group. Management is required to assess whether it is “probable” that the Group will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices, and other factors could result in revision to the estimates of the benefits to be realized or the timing of utilization of the losses.

Mineral reserves and mineral resources estimates

Mineral reserves and mineral resources are estimated by qualified persons in accordance with National Instrument 43–101, “Standards of Disclosure form Mineral Projects”. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Group’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Changes in assumptions, including metal prices, production costs, recovery rate, and market conditions could result in mineral reserve and mineral resource estimate revision. Such change could impact depreciation and amortization rates, asset carrying value and the environmental and rehabilitation provision.

Impairment and reversal of impairment of assets

Where an indicator of impairment and reversal of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of FVLCTD and VIU.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable metal, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange, salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of income.

Environmental rehabilitation provision and the timing of expenditures

Environmental rehabilitation obligations are USD6.4 million and USD9.6 million as at March 31, 2024 and 2025, respectively. Environmental rehabilitation costs are a consequence of exploration activities and mining. The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g., revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated base on the Group’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimates of expenditures required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur over the life of the mine. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur over the life of the mine. Such estimates are subject to change based on change in laws and regulations and negotiations with regulatory authorities.

4.	ACQUISITION

Acquisition during the year ended March 31, 2025

On July 31, 2024, the Company completed the acquisition of Adventus through the purchase of the issued and outstanding common shares of Adventus, not already owned by the Company, by issuing a total of 38,818,841 shares of the Company to the original shareholders of Adventus. The Company also issued a total of 1,766,721 stock options of the Company to replace Adventus’ outstanding options, and 2,787,020 warrants of the Company to replace Adventus’ outstanding warrants. All Adventus restricted share units outstanding immediately before closing were settled in cash, funded by the Company through Adventus.

Adventus is a Canadian company focused on the exploration and development of copper-gold mineral projects, mainly the El Domo Project and the Condor Project, in Ecuador. Adventus owns 75% interest in the El Domo Project and 98.7% interest in the Condor Project.

The acquisition has been accounted for as an asset acquisition as it was determined that the mineral projects did not constitute a business as defined by IFRS 3 Business Combination. Part of the consideration was determined in accordance with IFRS 2 Share-based Payment. The consideration paid along with the transaction costs incurred in connection with the acquisition of Adventus were allocated to the assets acquired and liabilities assumed based on their relative fair values.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Table below summarizes the total acquisitions incurred and their allocation to the assets acquired and liabilities assumed on the acquisition date.

Consideration Paid
38,818,841 common shares of the Company issued	146,016
1,766,721 stock options of the Company issued	2,403
2,787,020 warrants of the Company issued	2,098
Previously held interest in Adventus	25,748
Funds advanced to Adventus before closing	1,239
177,504
Transaction costs	3,838
Total acquisition costs to be allocated	181,342

Cost of assets and liabilities acquired
Cash and cash equivalent	3,483
Other receivables	710
Prepaids and deposits	324
Other investments	21
Plant and equipment	523
Mineral rights and properties	225,958
Other assets	645
Accounts payable and accrued liabilities	(14,248)
Lease obligation	(16)
Deposit received	(13,250)
Non-controlling interests	(22,808)
Net assets acquired	181,342

In order to develop the El Domo Project, Adventus entered into a precious metals purchase agreement (“PMPA”) with Wheaton Precious Metals International Ltd. (“Wheaton”). The PMPA provides Adventus with access to an upfront cash consideration of USD175.5 million (the “Deposit”). Of this, USD13.0 million was made available as an early deposit (the “Early Deposit”) for pre-construction activities, and USD0.5 million for local community development initiatives (the “ESG Deposit”) prior to production. The remainder will be available in four installments during construction, subject to certain customary conditions precedent being satisfied.

Under the PMPA, Wheaton will purchase 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% for the life of mine; and 75% of the payable silver production until 4,600,000 ounces have been delivered, thereafter dropping to 50% for the life of mine.

The Group is obligated to sell and deliver the metal to Wheaton by crediting a designated metal account. Wheaton will pay a purchase price for each ounce delivered. Prior to the notional deposit balance being fully credited, the purchase price equals the prevailing market price, of which 18% (the “Production Payment”) is paid in cash and the balance is applied to reduce the Deposit. After the balance of the Deposit is fully credited, Wheaton pays a cash amount equal to 22% of the market price. The Group accounts for the PMPA under IFRS 15 Revenue from Contracts with Customers. The upfront deposit is recorded as a contract liability. Management has determined the Deposit contains a significant financing component due to the significant timing difference between receiving the deposit and the commencement of metal deliveries. Accordingly, the liability is accreted over time, with the accretion recorded as finance costs.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

As at July 31, 2024, Wheaton advanced Adventus a total of USD13.25 million, being the USD13.0 million as Early Deposit and USD0.25 million as ESG Deposit to support the training programmes for members of the communities. In November 2024, the Group repaid USD13.25 million to Wheaton.

In October 2025, the Group received the first installment of the Deposit amounting to USD43.88 million under the PMPA. As at December 31, 2025, the carrying amount of the contract liabilities related to the Wheaton PMPA was USD44.15 million.

5.	SEGMENTED INFORMATION

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Group’s executive director who is the chief operating decision maker (“CODM”). The operating segments are determined based on the Group’s management and internal reporting structure.

An operating segment is defined as a component of the Group that:

•	Engages in business activities from which it may earn revenues or incur expenses;

•	Whose operating results are reviewed regularly by the CODM; and

•	For which discrete financial information is available.

All of the Group’s operations are within the mining and metals industry. As at March 31, 2024, the Group’s significant operating segments include mining segment and administrative segment.

During the year ended March 31, 2025, the Group reviews its segment reporting to ensure it reflects the operational structure of the Group after the Adventus acquisition and enables the Group’s chief operating decision maker to review operating segment performance. The Group has determined that each producing mine and significant development property represents an operating segment. The Group has organized its reportable and operating segments by significant revenue streams and geographic regions.

As at March 31, 2025, the Group’s significant operating segments include its two producing properties in China, two development and exploration projects in Ecuador. “Other” consists primarily of the Company’s corporate assets, other development and exploration properties, and corporate expenses which are not allocated to operating segments. The comparative information has been restated to reflect the change of reportable and operating segments accordingly.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(a)	Segmented information for operating results is as follows:

	Year ended March 31, 2024
	China		Ecuador
	Ying Mining
	District	GC Mine	EI Domo	Condor	Other	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Statement of income:
Revenue	187,793	27,394	—	—	—	215,187
Costs of mine operations	(109,891)	(24,312)	—	—	(395)	(134,598)
Income (loss) from mine operations	77,902	3,082	—	—	(395)	80,589
Operating expenses	(3,335)	291	—	—	(9,373)	(12,417)
Impairment of investments in associates	—	—	—	—	(4,251)	(4,251)
Finance items, net	2,237	409	—	—	3,388	6,034
Income tax expense	(13,887)	(333)	—	—	(6,057)	(20,277)
Net income (loss)	62,917	3,449	—	—	(16,688)	49,678
Attributable to:
Equity holders of the Company	49,396	3,416	—	—	(16,506)	36,306
Non-controlling interests	13,521	33	—	—	(182)	13,372
Net income (loss)	62,917	3,449	—	—	(16,688)	49,678

	Year ended March 31, 2025
	China		Ecuador
	Ying Mining
	District	GC Mine	EI Domo	Condor	Other	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Statement of income:
Revenue	263,515	35,380	—	—	—	298,895
Costs of mine operations	(149,462)	(24,117)	(1,033)	(316)	(416)	(175,344)
Income (loss) from mine operations	114,053	11,263	(1,033)	(316)	(416)	123,551
Operating expenses	(2,748)	(90)	46	(6)	(17,601)	(20,399)
Finance items, net	1,704	297	(217)	3	18	1,805
Income tax expense	(18,418)	(2,983)	—	—	(4,787)	(26,188)
Net income (loss)	94,591	8,487	(1,204)	(319)	(22,786)	78,769
Attributable to:
Equity holders of the Company	73,771	8,402	(903)	(315)	(22,765)	58,190
Non-controlling interests	20,820	85	(301)	(4)	(21)	20,579
Net income (loss)	94,591	8,487	(1,204)	(319)	(22,786)	78,769

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(b)	Segmented information for assets and liabilities is as follows:

	At March 31, 2024
	China		Ecuador
	Ying Mining
	District	GC Mine	EI Domo	Condor	Other	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Statement of consolidated financial position items:
Current assets	91,777	9,272	—	—	100,849	201,898
Plant and equipment	61,350	13,648	—	—	4,900	79,898
Mineral rights and properties	264,903	34,409	—	—	19,521	318,833
Investment in associates	—	—	—	—	49,426	49,426
Other investments	63	—	—	—	46,191	46,254
Reclamation deposits	1,370	3,032	—	—	7	4,409
Long-term prepaids and deposits	1,104	129	—	—	401	1,634
Investment properties	463	—	—	—	—	463
Total assets	421,030	60,490	—	—	221,295	702,815

Current liabilities	38,271	5,621	—	—	3,262	47,154
Long-term portion of lease obligation	—	—	—	—	1,102	1,102
Deferred income tax liabilities	50,001	133	—	—	974	51,108
Environmental rehabilitation	4,000	1,486	—	—	956	6,442
Total liabilities	92,272	7,240	—	—	6,294	105,806
Non-controlling interests	88,166	(262)	—	—	1,850	89,754

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

	At March 31, 2025
	China		Ecuador
	Ying Mining
	District	GC Mine	EI Domo	Condor	Other	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Statement of consolidated financial position items:
Current assets	132,782	17,376	27,021	1,704	208,038	386,921
Plant and equipment	76,248	12,600	499	133	4,313	93,793
Mineral rights and properties	294,310	38,321	208,180	26,220	19,951	586,982
Investment in associates	—	—	—	—	46,016	46,016
Other investments	—	—	—	—	17,277	17,277
Reclamation deposits	1,183	3,073	—	—	7	4,263
Long-term prepaids and deposits	1,782	225	—	—	92	2,099
Investment properties	511	—	—	—	—	511
Long-term receivables	—	—	1,079	—	—	1,079
Total assets	506,816	71,595	236,779	28,057	295,694	1,138,941

Current liabilities	59,624	5,858	4,121	180	6,779	76,562
Long-term portion of lease obligation	—	—	182	—	871	1,053
Long-term portion of convertible notes	—	—	—	—	108,193	108,193
Derivative liabilities	—	—	—	—	50,768	50,768
Deferred income tax liabilities	53,076	2,925	—	—	3,337	59,338
Environmental rehabilitation	7,212	1,480	—	—	947	9,639
Total liabilities	119,912	10,263	4,303	180	170,895	305,553
Non-controlling interests	98,104	(179)	31,327	(403)	1,811	130,660

(c)	Sales by metal

The sales generated for the years ended March 31, 2024 and 2025 were all earned in China and were comprised of:

	Year ended March 31, 2024
	Ying Mining
	District	GC Mine	Total
	USD’000	USD’000	USD’000
Silver (Ag)	116,364	7,870	124,234
Lead (Pb)	46,972	5,422	52,394
Zinc (Zn)	6,904	12,198	19,102
Gold (Au)	13,024	—	13,024
Other	4,529	1,904	6,433
	187,793	27,394	215,187

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

	Year ended March 31, 2025
	Ying Mining
	District	GC Mine	Total
	USD’000	USD’000	USD’000
Silver (Ag)	175,932	10,824	186,756
Lead (Pb)	54,794	5,220	60,014
Zinc (Zn)	9,610	16,413	26,023
Gold (Au)	17,816	—	17,816
Other	5,363	2,923	8,286
	263,515	35,380	298,895

(d)	Major customers

Revenue from major customers is summarized as follows:

	Year ended March 31, 2024
	Ying Mining			Percentage of
Customers	District	GC Mine	Total	total revenue
	USD’000	USD’000	USD’000
Customer A	57,231	3,128	60,359	28%
Customer B	51,471	4,530	56,001	26%
Customer C	39,770	—	39,770	18%
Customer D	20,678	3,227	23,905	11%
Customer E	15,844	2,338	18,182	8%
	184,994	13,223	198,217	91%

	Year ended March 31, 2025
	Ying Mining			Percentage of
Customers	District	GC Mine	Total	total revenue
	USD’000	USD’000	USD’000
Customer C	76,094	—	76,094	25%
Customer B	70,266	538	70,804	24%
Customer A	45,611	2,717	48,328	16%
Customer D	40,433	3,375	43,808	15%
Customer F	18,284	—	18,284	6%
	250,688	6,630	257,318	86%

For the years ended March 31, 2024 and 2025, substantially all of the total revenues were generated from external customers in the PRC. As at March 31, 2024 and 2025, 84% and 58% of the Group’s total non-current assets other than financial instrument are located in the PRC, nil and 32% of the Group’s total non-current assets other than financial instrument are located in Ecuador and the remaining non-current assets are mainly located in Canada.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

6.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Government fees	61	74
Mineral right royalty	—	12,761
Other taxes	2,580	3,174
	2,641	16,009

Government fees include environmental protection fees paid to the state and local Chinese government. Mineral right royalty was paid or payable to the local Chinese government pursuant to the guideline of “Measure for the Levy of Mining Rights Transfer Royalty” implemented by the Province of Henan, China in 2024. It is calculated based on certain percentages of revenue arising from the mineral resources that had not yet been compensated to the local government. The Group paid approximately USD7.2 million to the local government upon renewal of the Yuelianggou Mining Licence at the Ying Mining District in November 2024, USD2.3 million in February 2025 and accrued additional USD3.3 million as at March 31, 2025. Of the USD12.8 million mineral rights transfer royalty, approximately USD8.9 million is calculated based on the mineral resources consumed in the prior years.

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

7.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Year ended March 31, 2024			Year ended March 31, 2025
	Corporate	Mines	Total	Corporate	Mines	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Amortization and depreciation	588	1,094	1,682	660	1,152	1,812
Office and administrative expenses	2,042	2,613	4,655	2,432	3,735	6,167
Professional fees	860	565	1,425	1,400	536	1,936
Salaries and benefits	6,459	6,550	13,009	9,381	7,176	16,557
Share-based compensation	4,146	—	4,146	3,692	—	3,692
	14,095	10,822	24,917	17,565	12,599	30,164

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

8.	FINANCE ITEMS

Finance items consist of:

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Finance income
Interest income	6,247	8,518

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Finance costs
Interest on lease obligation	22	126
Interest on convertible notes (Note 19)	—	4,708
Issuance costs of convertible notes allocated to derivative liabilities (Note 19)	—	1,740
Accretion of environmental rehabilitation provision (Note 20)	191	139
	213	6,713

9.	INCOME TAX

(a)	Income tax expense

The significant components of income tax expense are as follows:

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Income tax expense
Current	14,671	17,713
Deferred	5,606	8,475
	20,277	26,188

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

The reconciliation of the Canadian statutory income tax rates to the effective tax rate is as follows:

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Income before income tax	69,955	104,957
Income tax expense computed at applicable income tax rate of 15%	10,493	15,744
Impact from differences between foreign tax rates and applicable tax rate	5,357	7,918
Impact from permanent items	(195)	(177)
Withholding taxes	3,369	1,344
Change in unrecognized deferred tax assets	1,253	1,359
Income tax expense	20,277	26,188

BVI

The entities established in the BVI are exempted from income tax.

Hong Kong

Under the two-tiered profits tax rates regime of Hong Kong Profit Tax, the first Hong Kong Dollar (“HKD”) 2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

No provision of Hong Kong Profits Tax was made in the Historical Financial Information as the Group has no assessable profit during the Track Record Period.

PRC

Under the Law of the PRC on Enterprise Income Tax (the “EIT Law”) and Implementation Regulation of the EIT Law, the statutory tax rate for PRC entities is 25% during the Track Record Period. Under the EIT Law effective on January 1, 2008, the “High and New Technology Enterprise” (the “HNTE”) status is valid for three years and qualifying entities can reapply for an additional three years provided their business operations continue to qualify for the new HNTE status.

Henan Found, one of the entities comprising the Group, was qualified as a HNTE since December 4, 2020. In 2023, Henan Found renewed the certificate of the HNTE status and enjoys the preferential tax rate of 15% from calendar year 2023 to 2025.

Guangdong Found, one of the entities comprising the Group, was qualified as a HNTE since December 31, 2021 and was subject to a preferential income tax rate of 15% for three years, which covered calendar years of 2021, 2022 and 2023. Guangdong Found’s HNTE status was approved to extend for another three years on December 19, 2024 and was subject to a preferential income tax rate of 15% for three years starting from January 1, 2024.

Certain subsidiaries have been approved as small low-profit enterprises. The entitled subsidiaries are subject to an income tax rate of 5% during the Track Record Period.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

If the Company were to be a non-resident for the PRC tax purposes, dividends paid out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by the PRC subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Deferred taxation has not been provided for in the consolidated financial statements in respect of temporary differences attributable to accumulated profits of the PRC subsidiaries as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Ecuador

The Group’s subsidiaries incorporated in Ecuador are subject to statutory income tax rate at 25%.

Canada

The Company and the Group’s subsidiaries incorporated in Canada are subject to statutory income tax rate at 27%.

(b)	Deferred income tax

The continuity of deferred income tax assets (liabilities) is summarized as follows:

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Net deferred income tax liabilities, beginning of the year	(47,917)	(51,108)
Deferred income tax expense recognized in net income for the year	(5,606)	(8,475)
Foreign exchange impact	2,415	245
Net deferred income tax liabilities, end of the year	(51,108)	(59,338)

The significant components of the Group’s deferred income tax are as follows:

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Deferred income tax assets
Plant and equipment	13,121	15,154
Non-capital loss carry forwards	806	133
Environmental rehabilitation	1,462	2,410
Unrealized loss on investments	503	517
Other deductible temporary difference	327	63
Total deferred income tax assets	16,219	18,277
Deferred income tax liabilities
Mineral rights and properties	(67,174)	(75,188)
Other taxable temporary difference	(153)	(2,427)
Total deferred income tax liabilities	(67,327)	(77,615)
Net deferred income tax liabilities	(51,108)	(59,338)

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Non-capital loss carry forward	77,298	210,248
Plant and equipment	2,003	4,790
Mineral rights and properties	6,199	892
Other deductible temporary difference	10,108	17,523
	95,608	233,453

As at March 31, 2024, the Group has the following unrecognized operating losses, expiring in various years and available to offset future taxable income in Canada and China, respectively.

Year expired	Canada	China	Total
	USD’000	USD’000	USD’000
2025	—	792	792
2026	—	234	234
2027	—	1,147	1,147
2028	—	1,684	1,684
2029	1	1,995	1,996
2030	1,083	—	1,083
2031	6,288	—	6,288
2032	9,123	—	9,123
2033 and after	54,951	—	54,951
	71,446	5,852	77,298

As at March 31, 2025, the Group has the following unrecognized operating losses, expiring in various years and available to offset future taxable income in Canada, Ecuador and China, respectively.

Year expired	Canada	China	Ecuador	Other	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
2025	—	—	5,184	—	5,184
2026	—	1,299	11,299	—	12,598
2027	—	1,181	2,154	—	3,335
2028	—	1,165	1,983	—	3,148
2029	1	2,850	46,897	—	49,748
2030	1,021	—	—	—	1,021
2031	5,927	—	—	—	5,927
2032	8,599	—	—	206	8,805
2033	8,849	—	—	26	8,875
2034 and after	111,482	—	—	125	111,607
Total	135,879	6,495	67,517	357	210,248

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

As at March 31, 2024 and 2025, temporary differences of USD174.2 million and USD272.0 million associated with the investments in subsidiaries have not been recognized as the Group is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

10.	DIRECTORS’, CHIEF EXECUTIVE’S AND EMPLOYEES’ EMOLUMENTS

(a)	Directors’ and chief executive’s emoluments

Directors’ and chief executive’s remuneration for the Track Record Period, disclosed pursuant to the applicable Listing Rules is as follows:

		Salaries,
		bonuses,	Performance
		allowances and	related	Share-based
	Fees	benefits in kind	bonuses*	compensation	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Year ended March 31, 2024
Executive director
Dr. Feng Rui (note i)	—	945	1,091	1,523	3,559
Independent non-executive directors
Mr. Stephen Paul Simpson	97	—	52	116	265
Mr. Liu Yikang	57	—	30	116	203
Mr. David Kong (note ii)	27	—	—	3	30
Ms. Marina Anna Katusa	63	—	30	116	209
Mr. Kenneth Graham Robertson	67	—	15	96	178
Ms. Cai Hongyu (note iii)	12	—	—	—	12
	323	—	127	447	897
Total	323	945	1,218	1,970	4,456

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

	Fees	Salaries, bonuses, allowances and benefits in kind	Performance related bonuses*	Share-based compensation	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Year ended March 31, 2025
Executive director
Dr. Feng Rui (note i)	—	992	1,400	1,283	3,675
Independent non-executive directors
Mr. Stephen Paul Simpson	122	—	25	108	255
Mr. Liu Yikang	72	—	14	108	194
Ms. Marina Anna Katusa	79	—	14	108	201
Mr. Kenneth Graham Robertson	90	—	14	108	212
Ms. Cai Hongyu	72	—	—	108	180
	435	—	67	540	1,042
Total	435	992	1,467	1,823	4,717

*	Executive director of the Group are entitled to bonus payments which are determined by key performance indicators.

Notes:

i.	Dr. Feng Rui serves as the chairman of the board of directors (the “Board”) and the chief executive officer of the Group commenced from December 2014.

ii.	Mr. David Kong resigned as a director on September 29, 2023.

iii.	Ms. Cai Hongyu was appointed as an independent non-executive director on February 6, 2024.

There was no arrangement under which a director or the chief executive waived or agreed to waive any remuneration during the Track Record Period.

During the year ended March 31, 2025, the stock options of 205,000 were granted to certain directors. The RSUs of 425,000 and 470,000 shares were granted to certain directors during the year ended March 31, 2024 and 2025, respectively, in respect of their services to the Group. The amount during the Track Record Period is included in the above directors’ and chief executive’s remuneration disclosures. The difference between the fair value of the shares granted and the subscription price was recorded in the share-based payments reserve within equity with the corresponding “share-based compensation expenses” in the net income over the vesting period. The amount during the Track Record Period is included in the above directors’ and chief executive’s remuneration disclosures.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(b)	Five highest paid employees

During the Track Record Period, the five highest paid employees of the Group include one director whose emoluments are set out above for each of the reporting period. The emoluments of the remaining four employees for each of the years ended March 31, 2024 and 2025 are as follows:

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Salaries, bonuses, allowances and benefits in kind	709	742
Performance related bonuses	365	460
Share-based compensation	814	719
	1,888	1,921

The number of the highest paid employees who are neither director nor chief executive of the Group whose remuneration fell within the following bands is as follows:

	Year ended March 31,
	2024	2025
	No. of employees	No. of employees
HKD1,500,001 to HKD2,000,000	—	1
HKD2,000,001 to HKD2,500,000	1	—
HKD2,500,001 to HKD3,000,000	1	1
KD4,500,001 to HKD5,000,000	1	—
HKD5,000,001 to HKD5,500,000	1	2
	4	4

During the Track Record Period, no emoluments were paid by the Group to the directors of the Company, nor the five highest paid employees as an inducement to join or upon joining the Group or as compensation for loss of office.

11.	SHORT-TERM INVESTMENTS

The Group

As at March 31, 2024 and 2025, short-term investments consist of the following:

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Bonds	1,329	316
Money market instruments	30,620	4,762
	31,949	5,078

The short-term investments mainly include bonds and money market instruments. The bonds are measured at amortized cost. The money market instruments are mainly wealth management products purchased by the Group which are issued by major and reputable commercial banks without guaranteed returns which are measured at FVTPL. As at March 31, 2024 and 2025, the interest rate of these short-term investments ranged from 5.50% to 6.90% and from 1.07% to 7.00% per annum, respectively.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

During the year ended March 31, 2024, the Group recorded loss from disposal of USD1.4 million on investment in bonds.

12.	INVENTORIES

The Group

Inventories consist of the following:

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Concentrate inventory	1,525	1,800
Ore stockpile	2,176	2,553
Material and supplies	3,694	3,675
	7,395	8,028

The amount of inventories recognized as expense or cost of mine operations during the years ended March 31, 2024 and 2025 was USD115.9 million and USD139.4 million, respectively.

13.     OTHER INVESTMENTS

The Group

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Equity investments designated as FVTOCI
Public companies	547	1,334
Private companies	62	—
	609	1,334
Equity investments at FVTPL
Public companies	42,488	13,409
Private companies	3,157	2,534
	45,645	15,943
Total	46,254	17,277

The Company

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Equity investments designated as FVTOCI
Public companies	52	1,103
Equity investments at FVTPL
Public companies	33,123	3,292
Private companies	1,465	836
	34,588	4,128
Total	34,640	5,231

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Group has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Group can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

The continuity of such investments of the Group is as follows:

	Fair Value	Accumulated fair value changes included in OCI	Accumulated fair value changes included profit in or loss
	USD’000	USD’000	USD’000
April 1, 2023	15,540	(25,648)	1,385
Loss on equity investments designated as FVTOCI	(67)	(67)	—
Gain on equity investments at FVTPL	9,074	—	9,074
Acquisition	23,305	—	—
Disposal	(1,492)	—	—
Impact of foreign currency translation	(106)	—	—
March 31, 2024	46,254	(25,715)	10,459
Loss on equity investments designated as FVTOCI	5	5	—
Gain on equity investments at FVTPL	12,451	—	12,451
Acquisition	20,953	—	—
Disposal	(36,289)	—	—
Disposed upon acquisition of Adventus	(25,727)	—	—
Impact of foreign currency translation	(370)	—	—
March 31, 2025	17,277	(25,710)	22,910

On August 6, 2023, the Group and OreCorp Limited (ASX: ORR) (“OreCorp”) announced the signing of a binding scheme implementation deed (the “Agreement”) whereby the Group will acquire all fully-paid ordinary shares of OreCorp not held by the Group or its associates (the “OreCorp Shares”), pursuant to an Australian scheme of arrangement under Part 5.1 of the Corporation Act 2001(Cth) (the “Scheme”), subject to the satisfaction and/or waiver of various conditions, whereby each holder of OreCorp Shares will receive, for each OreCorp Share held, 0.15 Australian dollar (“AUD”) in cash and 0.0967 common share of the Company.

Concurrently with entering into the Agreement, the Group and OreCorp entered into a placement agreement, whereby the Company agreed to purchase 70,411,334 new fully-paid ordinary shares of OreCorp at a price of AUD0.40 per OreCorp Share for aggregate proceeds of approximately USD18.5 million (AUD28.0 million). The placement was completed in August 2023, and as a result, the Group held approximately 15% of the total outstanding ordinary shares of OreCorp. Subsequent to the private placement, the Group acquired additional 3,477,673 OreCorp Shares on the market through the Australian Securities Exchange (the “ASX”) for approximately USD1.1 million, and as at December 31, 2023, the Group held 73,889,007 OreCorp Shares, representing 15.74% of the total outstanding ordinary shares of OreCorp.

The Agreement and the Scheme were amended and restated on November 23, 2023 (the “Amending Deed”) to increase the cash consideration from AUD0.15 to AUD0.19 with no change to the share consideration, being 0.0967 of a Company’s common share, for each OreCorp Share.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

As a result of Perseus Mining Limited (“Perseus”) acquiring 19.9% relevant interest in OreCorp and indicating they would vote against the Scheme, on December 26, 2023, the Group and OreCorp have entered into a Bid Implementation Deed (“BID”), pursuant to which the Group has agreed to acquire, by means of an off-market takeover offer, all of the OreCorp Shares not already owned by the Company for consideration comprising 0.0967 common shares of the Company and AUD0.19 cash per OreCorp Share (the “Consideration”). The offer is subject to certain conditions, including the Group having a relevant interest in at least 50.1% of the OreCorp Shares.

As with the Scheme, under certain circumstances a break fee of approximately AUD2.8 million will be payable by OreCorp to the Group if the BID is terminated.

In March 2024, the Group announced that it had been unable to obtain a minimum of 50.1% interest in OreCorp pursuant to its off-market takeover offer for OreCorp’s shares and elected not to exercise its right to match Perseus’ competing offer for OreCorp.

During the year ended March 31, 2024, the Group recorded a gain of USD7.7 million on mark to market due to the changes of OreCorp share price since the Group’s initial investment in OreCorp in August 2023. As at March 31, 2024, the Group held 73,889,007 OreCorp Shares, representing 15.74% of the total outstanding ordinary shares of OreCorp.

The transaction costs related to the proposed acquisition of OreCorp, net of the break fee, was a recovery of USD0.3 million, and recorded as property evaluation and business development expenses on the consolidated statements of income for the year ended March 31, 2024.

In April 2024, the Group accepted Perseus’ offer and received approximately USD27.7 million (AUD42.5 million) from Perseus for disposal all of the investments in OreComp shares and approximately USD1.8 million (AUD2.8 million) break fee from OreCorp.

14.	INVESTMENT IN ASSOCIATES

The Group

Details of the Group’s investment in associates are as follows:

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Cost of investment in associates	56,688	56,692
Share of results and other comprehensive expenses	(7,262)	(10,676)
	49,426	46,016

The Company

Details of the Company’s investment in associates are as follows:

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Cost of investment in associates	20,943	20,812
Share of results and other comprehensive expenses	(7,262)	(10,676)
	13,681	10,136

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

NUAG is a Canadian public company listed on the TSX (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer. The Group accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In September 2023, the Group participated in a bought deal financing of common shares of NUAG to acquire an additional 2,541,890 common shares of NUAG for a cost of approximately USD5.0 million. As a result of the financing participated by other investors, the Group’s ownership in NUAG was diluted to 27.4% and a dilution gain of USD0.7 million was recorded in the consolidated statements of income.

During the years ended March 31, 2024 and 2025, the Group acquired 11,200 and 2,995 common shares of NUAG from the public market for a total cost of USD0.02 million and USD0.004 million, respectively.

As at March 31, 2024 and 2025, the Group owned 46,904,706 and 46,907,701 common shares of NUAG, representing an ownership interest of 27.4% and 27.4%.

(a)	Investment in NUAG

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares held by the Group	Amount	Value of NUAG’s common shares per quoted market price
	USD’000	USD’000
At April 1, 2023	44,351,616	43,253	119,621
Participation in bought deal	2,541,890	4,982
Purchase from open market	11,200	15
Dilution gain	—	733
Share of loss	—	(1,784)
Share of other comprehensive expenses	—	(28)
Foreign exchange impact	—	(91)
At March 31, 2024	46,904,706	47,080	63,693
Purchase from open market	2,995	4
Share of loss	—	(1,188)
Share of other comprehensive expenses	—	(789)
Foreign exchange impact	—	169
At March 31, 2025	46,907,701	45,276	51,598

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Summarized financial information for the Group’s investment in NUAG on a 100% basis is as follows:

	Year ended March 31,
	2024(1)	2025(1)
	USD’000	USD’000
Loss attributable to NUAG’s shareholders as reported by NUAG	(6,404)	(4,056)
Loss of NUAG qualified for pick-up	(6,404)	(4,056)
Other comprehensive expenses attributable to NUAG’s shareholders as reported by NUAG	(104)	(2,868)
Comprehensive loss of NUAG qualified for pick-up	(6,508)	(6,924)
Group’s share of loss	(1,784)	(1,188)
Group’s share of other comprehensive expenses	(28)	(789)
Group’s share of comprehensive loss	(1,812)	(1,977)

(1)	NUAG’s fiscal year-end is on June 30. NUAG’s quarterly financial results were used to compile the financial information that matched with the Group’s year-end on March 31. NUAG applies the same accounting standards with the Group.

As at	March 31, 2024	March 31, 2025
	USD’000	USD’000
Current assets	24,509	17,413
Non-current assets	114,048	116,577
Total assets	138,557	133,990
Current liabilities	842	746
Total liabilities	842	746
Net assets	137,715	133,244
Non-controlling interests	(155)	—
Total equity attributable to equity holders of NUAG	137,870	133,244
Group’s share of net assets of NUAG	37,719	36,448
Fair value adjustments	9,361	8,828
Carrying value of the investment	47,080	45,276

The difference between the carrying value of the Group’s investment in NUAG and the Group’s share of NUAG’s net asset primarily arises on fair value adjustments upon acquisitions of the investment and subsequent measurements.

(b)	Investment in TIN

TIN, formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). TIN is a related party of the Group by way of one common director and one common officer. The Group accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

In January 2024, the Group and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to USD1.0 million from the Group. Upon signing the Facility, the Group advanced USD0.5 million to TIN and received 350,000 common shares of TIN as the bonus shares for granting the Facility which constitutes non-cash transactions. In April 2024, the Group provided the remaining USD0.5 million to TIN. The Facility has a maturity date on January 31, 2025. In January 2025, the Facility has been extended for another year with a new maturity date of January 31, 2026. In January 2026, the Facility was further extended with new maturity date of January 31, 2027.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

As at March 31, 2024 and 2025, the Group owned 19,864,285 common shares of TIN, representing an ownership interest of 29.7%.

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares held by the Group	Amount	Value of TIN’s common shares per quoted market price
		USD’000	USD’000
At April 1, 2023	19,514,285	7,442	6,777
TIN shares received under the Facility	350,000	78
Share of loss	—	(908)
Share of other comprehensive expense	—	(8)
Impairment	—	(4,251)
Foreign exchange impact	—	(7)
At March 31, 2024	19,864,285	2,346	2,346
Share of loss, net of impairment adjustments	—	(1,618)
Share of other comprehensive income	—	5
Foreign exchange impact	—	7
At March 31, 2025	19,864,285	740	2,073

Based on TIN’s financial conditions and share price performance, the Group determined that there was objective evidence that the Group’s investment in TIN is impaired as at March 31, 2024. Accordingly, the Group wrote down the carrying value of the investment to the fair value of the investment to the market price of TIN’s common shares as at March 31, 2024, and an impairment loss of approximately USD4.3 million was recognized for the investment in TIN.

Summarized financial information for the Group’s investment in TIN on a 100% basis is as follows:

	Year ended March 31,
	2024(1)	2025(1)
	USD’000	USD’000
Loss attributable to TIN’s shareholders as reported by TIN	(3,075)	(20,473)
Other comprehensive income attributable to TIN’s shareholders as reported by TIN	(26)	20
Comprehensive loss of TIN qualified for pick-up	(3,101)	(20,453)
Group’s share of loss, net of impairment adjustments	(908)	(1,618)
Group’s share of other comprehensive income	(8)	5
Group’s share of comprehensive loss	(916)	(1,613)

(1)	TIN’s fiscal year-end is on December 31. TIN’s quarterly financial results were used to compile the financial information that matched with the Group’s year-end on March 31. TIN applies the same accounting standards with the Group.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

As at	March 31, 2024	March 31, 2025
	USD’000	USD’000
Current assets	250	96
Non-current assets	20,899	2,904
Total assets	21,149	3,000
Current liabilities	1,303	3,686
Total liabilities	1,303	3,686
Net assets	19,846	(686)
Group’s share of net assets of TIN	5,892	(200)
Fair value adjustments	(3,546)	940
Carrying value of the investment in TIN	2,346	740

The difference between the carrying value of the Group’s investment in TIN and the Group’s share of TIN’s net asset primarily arises on fair value adjustments upon initial acquisition of the investment and subsequent measurements including impairment recognized.

15.	INVESTMENT PROPERTIES

The Group

Investment properties consist of:

Total
USD’000
Cost
At April 1, 2023	—
Additions	287
Transfer from plant and equipment	837
Impact of foreign currency translation	(9)
At March 31, 2024	1,115
Transfer from plant and equipment	121
Impact of foreign currency translation	(5)
At March 31, 2025	1,231
Accumulated depreciation and amortization
At April 1, 2023	—
Depreciation and amortization	(39)
Transfer from plant and equipment	(619)
Impact of foreign currency translation	6
At March 31, 2024	(652)
Depreciation and amortization	(17)
Transfer from plant and equipment	(27)
Impact of foreign currency translation	(24)
At March 31, 2025	(720)
Carrying amounts
At March 31, 2024	463

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Total
USD’000
At March 31, 2025	511

Investment properties include real estate properties that are rented out to earn rental income. The investment properties were initially recorded at cost, and subsequently measured at cost less accumulated depreciation. Depreciation is computed on a straight-line basis based on the nature and an estimated 20 years’ useful life of the asset. The Group did not engage an independent valuer to value the properties, and the fair value of the properties estimated based on the quoted market prices for the similar real estate properties in the nearby neighborhoods were approximately USD2.8 million and USD1.9 million respectively as at March 31, 2024 and 2025.

During the year ended March 31, 2024 and 2025, the Group recorded rental income of USD0.1 million and USD0.1 million respectively, which was included in other expenses (income) on the consolidated statements of income.

16.	PLANT AND EQUIPMENT

The Group

Plant and equipment consist of:

	Land use rights				Construction in
	and buildings	Office equipment	Machinery	Motor vehicles	progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
At April 1, 2023	112,121	10,879	34,374	8,062	7,228	172,664
Additions	1,020	853	1,965	609	8,469	12,916
Disposals	(245)	(234)	(1,033)	(290)	—	(1,802)
Transfer to investment properties	(837)	—	—	—	—	(837)
Reclassification of asset groups	2,209	461	840	(410)	(3,100)	—
Impact of foreign currency translation	(5,459)	(495)	(1,723)	(394)	(404)	(8,475)
At March 31, 2024	108,809	11,464	34,423	7,577	12,193	174,466
Additions	356	896	2,316	439	19,233	23,240
Acquisition of Adventus	—	51	347	125	—	523
Disposals	(242)	(135)	(751)	(335)	—	(1,463)
Reclassification of asset groups	23,983	361	3,347	—	(27,691)	—
Transfer to investment properties	(121)	—	—	—	—	(121)
Impact of foreign currency translation	(607)	(49)	(171)	(31)	(9)	(867)
At March 31, 2025	132,178	12,588	39,511	7,775	3,726	195,778

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

	Land use rights				Construction in
	and buildings	Office equipment	Machinery	Motor vehicles	progress	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Impairment, accumulated depreciation and amortization
At April 1, 2023	(56,781)	(7,142)	(23,213)	(5,469)	—	(92,605)
Disposals	159	216	291	211	—	877
Transfer to investment properties	619	—	—	—	—	619
Depreciation and amortization	(4,315)	(1,031)	(2,263)	(390)	—	(7,999)
Impact of foreign currency translation	2,777	316	1,176	271	—	4,540
At March 31, 2024	(57,541)	(7,641)	(24,009)	(5,377)	—	(94,568)
Disposals	121	100	366	307	—	894
Depreciation and amortization	(4,675)	(1,007)	(2,413)	(652)	—	(8,747)
Transfer to investment property	27	—	—	—	—	27
Impact of foreign currency translation	245	29	111	24	—	409
At March 31, 2025	(61,823)	(8,519)	(25,945)	(5,698)	—	(101,985)
Carrying amounts
At March 31, 2024	51,268	3,823	10,414	2,200	12,193	79,898
At March 31, 2025	70,355	4,069	13,566	2,077	3,726	93,793

The Group as lessee

Right-of-use assets (included in the plant and equipment)

	Land use rights	Buildings	Total
	USD’000	USD’000	USD’000
Carrying values
At April 1, 2023	3,433	5,214	8,647
Additions	—	998	998
Depreciation charges	(86)	(500)	(586)
Impact of foreign currency translation	(169)	(237)	(406)
At March 31, 2024	3,178	5,475	8,653
Additions	—	283	283
Depreciation charges	(85)	(525)	(610)
Impact of foreign currency translation	(13)	(249)	(262)
At March 31, 2025	3,080	4,984	8,064

The Group has obtained the land use right certificates for all land use rights.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

17.	MINERAL RIGHTS AND PROPERTIES

The Group

Mineral rights and properties consist of:

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Producing mineral properties	299,312	332,631
Non-producing mineral properties	19,521	254,351
	318,833	586,982

	Producing mineral properties
	Ying Mining
	District	GC	Total
	USD’000	USD’000	USD’000
Cost
At April 1, 2023	402,012	120,118	522,130
Capitalized expenditures	44,633	6,202	50,835
Environmental rehabilitation	89	151	240
Foreign currency translation impact	(20,174)	(5,914)	(26,088)
At March 31, 2024	426,560	120,557	547,117
Capitalized expenditures	48,210	6,122	54,332
Environmental rehabilitation	3,896	33	3,929
Foreign currency translation impact	(2,014)	(520)	(2,534)
At March 31, 2025	476,652	126,192	602,844
Accumulated depletion and impairment
At April 1, 2023	(150,862)	(88,048)	(238,910)
Depletion	(18,379)	(2,405)	(20,784)
Foreign currency translation impact	7,584	4,305	11,889
At March 31, 2024	(161,657)	(86,148)	(247,805)
Depletion	(21,464)	(2,082)	(23,546)
Foreign currency translation impact	779	359	1,138
	(182,342)	(87,871)	(270,213)
Carrying values
At March 31, 2024	264,903	34,409	299,312
At March 31, 2025	294,310	38,321	332,631

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

	Non-producing mineral properties
	BYP	Kuanping	El Domo	Condor	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost and carrying values
At April 1, 2023	6,953	13,253	—	—	20,206
Capitalized expenditures	—	290	—	—	290
Environmental rehabilitation	20	—	—	—	20
Foreign currency translation impact	(337)	(658)	—	—	(995)
At March 31, 2024	6,636	12,885	—	—	19,521
Acquisition	—	—	201,014	24,945	225,959
Capitalized
expenditures	—	543	7,166	1,275	8,984
Environmental
rehabilitation	(26)	—	—	—	(26)
Foreign currency
translation impact	(30)	(57)	—	—	(87)
At March 31, 2025	6,580	13,371	208,180	26,220	254,351

The BYP Mine which is located in Shaoyang City, Hunan Province, China, was placed on care and maintenance since August 2014 and the Group is conducting activities to apply for a new mining licence, but the process has taken longer than expected.

The Kuanping Project was acquired in 2021 and is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 km north of the Ying Mining District. The Kuanping Project has received all required permits and licences and is now ready for construction.

The Group acquired the El Domo Project and the Condor Project through the acquisition of Adventus on July 31, 2024.

The El Domo Project is a permitted copper-gold project, 75% owned by Adventus. The El Domo Project is located in central Ecuador, approximately 150 km northeast of the major port city of Guayaquil — about a 3-hour drive. The El Domo Project spans low-lying hills and plains between 300 to 900 m above sea level.

The Condor Project is located within one of the most developed trends in Ecuador, near large-scale operations such as the Fruta del Norte gold mine (33 km north) and the Mirador copper mine (55 km north) and 98.7% owned by Adventus.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

18.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Group

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Accounts payables	27,124	32,554
Accrued liabilities
Payables for the acquisition of mineral properties, plant and equipment	8,079	16,849
Employee compensation	5,020	5,303
Others	1,574	9,175
	41,797	63,881

The aging analysis of the trade payables are presented based on invoice dates. As at March 31, 2024 and 2025, the aging of the Group’s trade payables were within 90 days.

The Company

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Accounts payables	941	433
Accrued liabilities
Employee compensation	686	1,108
Others	737	973
	2,364	2,514

The aging analysis of the trade payables are presented based on invoice dates. As at March 31, 2024 and 2025, the aging of the Company’s trade payables were within 90 days.

19.	CONVERTIBLE NOTES

The Group and the Company

On November 25, 2024, the Company issued the unsecured convertible senior notes (the “Convertible Notes”) and received gross proceeds of USD150 million, before transaction costs of USD6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025. In addition, the Convertible Notes are conditionally convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 216.0761 common shares per USD1,000 principal amount, representing an initial conversion price of approximately USD4.628 per share. The conditional conversion clause mainly subject to the following circumstance:

•	During any calendar quarter commencing after the calendar quarter ending on March 31, 2025 (and only during such calendar quarter), if the price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Prior to December 20, 2027, the Company may not redeem the Convertible Notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash at the Company’s option if the price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.

Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof. The conversion feature represents a derivative liability which is accounted for initially and subsequently at fair value through profit or loss. The host debt contract is accounted for at amortized cost. Of the gross proceeds of USD150 million, USD39.1 million was allocated to the derivative liability component first, representing the fair value on November 25, 2024, the residual value of USD110.9 million was allocated to the host loan. Transaction costs of USD4.9 million associated with the host loan were capitalized to the liability whereas transaction costs of USD1.7 million associated with the embedded derivative liability were expensed in the consolidated statements of income. The USD105.9 million net amount allocated to the host loan will be accreted to the face value of the Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.6%. There are no financial covenants associated with the Convertible Notes.

The following key inputs and assumptions were used when determining the value of the embedded derivative liability:

	November 15, 2024	March 31, 2025
Share Price	3.34	3.87
Credit spread (basis points)	809	559
Risk free rate	3.84%	3.66%
Volatility	42%	42%
Dividend yield	0.75%	0.65%

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

The continuity of the host liability and embedded derivative liability is as follow:

	Host liability	Derivative liability	Total
	USD’000	USD’000	USD’000
At April 1, 2024	—	—	—
Issuance	110,880	39,120	150,000
Allocated transaction costs	(4,935)	—	(4,935)
Interest accretion	4,708	—	4,708
Changes on fair value valuation	—	9,908	9,908
Balance as at March 31, 2025	110,653	49,028	159,681
Presentation
Current liability	2,460	—	2,460
Non-current liability	108,193	49,028	157,221
Total	110,653	49,028	159,681

On March 18, 2026, the Company entered into a supplemental indenture to the Convertible Notes to remove the Company’s option to settle conversions of the Convertible Notes in cash. Following this amendment, upon conversion, the Company is required to settle the principal amount of the Convertible Notes exclusively through the issuance of common shares.

20.	ENVIRONMENTAL REHABILITATION

The Group

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Total
USD’000
At April 1, 2023	7,318
Reclamation expenditures	(970)
Unwinding of discount of environmental rehabilitation	191
Revision of provision	260
Foreign exchange impact	(357)

At March 31, 2024	6,442
Reclamation expenditures	(819)
Unwinding of discount of environmental rehabilitation	139
Addition to provision	1,175
Revision of provision	2,728
Foreign exchange impact	(26)
At March 31, 2025	9,639

As at March 31, 2024 and 2025, the total undiscounted amount of estimated cash flows required to settle the Group’s environmental rehabilitation provision was USD8.6 million and USD12.8 million over the next twenty years, which has been discounted using an average discount rate of 2.26% and 1.94%, respectively.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

During the years ended March 31, 2024 and 2025, the Group incurred actual reclamation expenditures of USD1.0 million and USD0.8 million, paid reclamation deposit of USD1.1 million and USD 0.1 million and received USD3.0 million and USD 0.2 million reclamation deposit refund, respectively.

Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Group’s environmental policies. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated.

21.	SHARE CAPITAL

The Group and the Company

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at March 31, 2024 and 2025 were fully paid.

(b)	Share-based payments

The Group has a share-based compensation plan (the “Plan”) which consists of stock options and RSUs. The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs.

For the years ended March 31, 2024 and 2025, a total of USD4.1 million and USD3.7 million in share-based compensation expense was recognized, respectively and included in the corporate general and administrative expenses and property evaluation and business development expenses on the consolidated statements of income.

(i)	Stock options

For the stock options, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each stock option shall in no event be lower than the closing price of the shares on the Toronto Stock Exchange (the “Market Price”) on the trading date prior to the grant date. Unless otherwise specified at the time of grant, the stock options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Plan. The options were granted to directors, officers, and employees with a life of five years subject to a vesting schedule over a three-year term with 1/6 of the options vesting every six months from the date of grant until fully vested.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share
		CAD
At April 1, 2023	1,431,668	6.01
Options forfeited	(104,667)	5.83
At March 31, 2024	1,327,001	6.02
Options granted to directors, officers and employees	330,000	4.41
Replacement options issued upon Adventus acquisition	1,766,721	5.71
Options exercised	(934,222)	3.85
Options forfeited	(38,334)	6.30
Option expired	(171,186)	9.17
At March 31, 2025	2,279,980	6.20

The fair value of stock options granted during the year ended March 31, 2024 and 2025 were calculated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended March	Year ended March
	31, 2024	31, 2025
Risk free interest rate	2.64%	3.39%
Expected life of option in years	2.75 years	3.11 years
Expected volatility	62.00%	50.14%
Expected dividend yield	0.81%	0.68%
Estimated forfeiture rate	9.81%	9.77%
Weighted average share price at date of grant	CAD3.95	CAD5.08

The following table summarizes information about stock options outstanding as at March 31, 2024 and 2025:

	Number of options	Weighted average	Number of options
	outstanding at March	remaining contractual	exercisable at March	Weighted average
Exercise price in CAD	31, 2024	life (Years)	31, 2024	exercise price in CAD
3.93	438,000	3.07	219,000	3.93
4.08	60,000	3.90	20,000	4.08
5.46	454,001	1.15	454,001	5.46
9.45	375,000	1.62	375,000	9.45
3.93 to 9.45	1,327,001	2.04	1,068,001	6.52

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

	Number of options	Weighted average	Number of options
	outstanding at March	remaining contractual	exercisable at March	Weighted average
Exercise price in CAD	31, 2025	life (Years)	31, 2025	exercise price in CAD
5.46	309,000	0.15	309,000	5.46
9.45	360,000	0.62	360,000	9.45
9.96	41,956	0.66	41,956	9.96
12.52	35,525	0.67	35,525	12.52
7.49	49,096	1.65	49,096	7.49
9.07	224,989	1.84	224,989	9.07
7.99	126,875	1.88	126,875	7.99
3.93	310,000	2.07	240,334	3.93
6.21	15,225	2.17	15,225	6.21
3.75	10,150	2.49	10,150	3.75
3.65	20,162	2.65	20,162	3.65
4.93	5,075	2.74	5,075	4.93
5.13	256,708	2.81	256,708	5.13
4.08	60,000	2.90	40,000	4.08
2.67	150,220	3.82	150,220	2.67
4.41	304,999	4.00	46,666	4.41
2.67 to 12.52	2,279,980	1.98	1,931,981	6.54

(ii)	RSUs

For the RSUs, they are notional securities that entitle the recipient to receive cash or shares of the Company at the discretion of the Company at the end of a vesting period. The terms applicable to RSUs under the Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant. During the years ended March 31, 2024 and 2025, a total of 1,056,000 RSUs and 1,044,750 RSUs were granted to directors, officers, and employees of the Group at grant date closing prices of CAD5.28 and CAD4.41 per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

The following is a summary of RSUs transactions:

		Weighted average
		grant date closing
	Number of shares	price per share
		CAD
At April 1, 2023	2,126,670	5.29
Granted	1,056,000	5.28
Forfeited	(113,665)	5.04
Vested	(928,755)	5.44
At March 31, 2024	2,140,250	5.23
Granted	1,044,750	4.41
Forfeited	(45,167)	4.64
Vested	(941,960)	5.87
At March 31, 2025	2,197,873	4.58

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(c)	Share purchase warrants

The following is a summary of share purchase warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		CAD
At April 1, 2023 and 2024	—	—
Warrants issued upon Adventus acquisition	2,787,020	5.46
Warrants exercised	(29,607)	6.47
Warrants expired	(1,387,164)	6.47
At March 31, 2025	1,370,249	4.41

On October 1, 2024, the Company had changed its functional currency from CAD to USD (Note 3.2 (d)). As a result, the CAD denominated warrants became derivative liability. The Group reclassified the warrants from equity to derivative liabilities at their fair value, the difference between the fair value of the warrants and the carrying value was recognized in equity upon reclassification. The warrants were remeasured at each reporting period:

Total
USD’000
Initial recognition on October 1, 2024	2,771
Value of warrants exercised	(11)
Change in fair value	(897)
Foreign exchange impact	(123)
At March 31, 2025	1,740

The fair value of share purchase warrants was calculated as at the date of valuation using the Black-Scholes option pricing model with the following weighted average assumptions:

	July 31, 2024	October 1, 2024	March 31, 2025
Risk free interest rate	3.43%	2.93%	2.44%
Expected life in years	1.27 years	1.11 years	1.34 years
Expected volatility	46.55%	47.91%	49.67%
Expected dividend yield	0.68%	0.80%	0.80%
Estimated forfeiture rate	—	—	—
Share price at the date of valuation	CAD5.21	CAD5.90	CAD5.55

The following table summarizes information about share purchase warrants outstanding as at March 31, 2025:

		Number of
		warrants
		outstanding at
	Exercise price	March 31, 2025	Expiry date
		USD’000
Warrants issued upon Adventus acquisition	CAD4.41	1,370,249	August 3, 2026

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(d)    Cash dividends declared

During the years ended March 31, 2024 and 2025, dividends of USD4.4 million and USD4.9 million, or USD0.025 and USD0.025 per share, were declared and paid.

(e)     Normal course issuer bid

On September 15, 2023, the Company announced a normal course issuer bid (the “2023 NCIB”), which allowed the Company to repurchase and cancel up to 8,487,191 of its own common shares until September 18, 2024. A total of 191,770 common shares were repurchased under the 2023 NCIB.

On September 17, 2024, the Company announced a normal course issuer bid (the “2024 NCIB”) commencing September 19, 2024 to repurchase up to 8,670,700 of its own common shares until September 18, 2025.

During the years ended March 31, 2024 and 2025, the Company repurchased a total of 388,324 and 300,000 common shares at a cost of USD1.0 million and USD1.0 million respectively, under the normal course issuer bids. All shares bought were subsequently cancelled.

(f)     Earnings per share (basic and diluted)

	For the years ended March 31,
	2024			2025
	Income	Shares	Per-Share	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
	USD’000		USD	USD’000		USD
Net income attributable to equity holders of the Company	36,306	—	—	58,190	—	—
Basic earnings per share	36,306	176,997,360	0.21	58,190	204,008,035	0.29
Effect of dilutive securities:
Stock options and RSUs	—	2,140,250	—	—	2,293,935	—
Diluted earnings per share	36,306	179,137,610	0.20	58,190	206,301,970	0.28

Anti-dilutive options and warrants are not included in the calculation of the diluted earnings per share.

22.   ACCUMULATED OTHER COMPREHENSIVE EXPENSES

The Group

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Changes in fair value on equity investments designated as FVTOCI	24,421	24,416
Share of other comprehensive expenses in associates	1,449	2,233
Currency translation adjustment	34,175	36,002
At end of the period	60,045	62,651

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

The changes in fair value on equity investments designated as FVTOCI, share of other comprehensive expenses in associates, and currency translation adjustment are net of tax for all periods presented.

23.   NON-CONTROLLING INTERESTS

The Group

The continuity of non-controlling interests is summarized as follows:

	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings	Others	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At April 1, 2023	85,282	3,510	2,640	—	(654)	90,778
Share of net income (loss)	12,846	673	(151)	—	4	13,372
Share of other comprehensive expenses	(3,063)	(55)	(96)	—	(94)	(3,308)
Distributions	(10,088)	(950)	—	—	(50)	(11,088)
At March 31, 2024	84,977	3,178	2,393	—	(794)	89,754
Acquisition	—	—	—	23,204	(396)	22,808
Share of net income (loss)	18,967	1,851	(149)	(95)	5	20,579
Share of other comprehensive expenses	122	45	(19)	—	(4)	144
Adjustment to non-controlling interests	—	—	—	8,424	—	8,424
Distributions	(10,128)	(921)	—	—	—	(11,049)
At March 31, 2025	93,938	4,153	2,225	31,533	(1,189)	130,660

During the year ended March 31, 2024, Henan Non-ferrous Geology Minerals Ltd. (“Henan Non-ferrous”), who held 17.5% equity interest in Henan Found, transferred 12.25% equity interest of Henan Found to Henan First Geological Brigade Ltd. (“First Geological Brigade”), a company who has the same ultimate parent company as Henan Non-ferrous. As at March 31, 2024 and 2025, Henan Non-ferrous is the 5.25% equity holder of Henan Found and First Geological Brigade is the 12.25% equity holder of Henan Found.

Salazar Resources Ltd. (“Salazar”) is 25% owner of the common share of Salazar Holdings. Adventus, through its subsidiary Salazar Holdings, owns 75% interest in the El Domo Project. Pursuant to the shareholders’ agreement with Salazar, the Group has priority repayment of its investment in the El Domo Project according to an agreed distribution formula. Based on this formula, the percentage share of non-controlling interest will change as a function of advances made by the Group and the earnings or loss recorded by Salazar Holdings and its subsidiaries over time. After the Group has received priority repayment of its investment, the non-controlling interest will revert to 25%.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Details of non-wholly owned subsidiaries that have material non-controlling interests

The table below shows details of non-wholly-owned subsidiaries of the Group that have material non-controlling interests:

	Place/Country
	of operations	Proportion of ownership
	and principal	interests and voting rights
	place of	held interests by		Income (loss) allocated to		Accumulated
Name of company	activities	non-controlling interests		non-controlling interests		non-controlling interests
		Year ended March 31,		Year ended March 31,		Year ended March 31,
		2024	2025	2024	2025	2024	2025
		%	%	USD’000	USD’000	USD’000	USD’000
Henan Found	China	22.5	22.5	12,846	18,967	84,977	93,938
Salazar Holdings	Canada	N/A	25.0	—	(95)	—	31,533
Subsidiaries with individually immaterial non-controlling interests						4,777	5,189
						89,754	130,660

Summarised financial information in respect of each of the Group’s subsidiaries that has material non-controlling interests is set out below. The summarised financial information below represents amounts before intragroup eliminations.

Henan Found

	March 31, 2024	March 31, 2025
	USD’000	USD’000
Current assets	88,835	122,455
Non-current assets	318,340	363,760
Current liabilities	(36,916)	(56,800)
Non-current liabilities	(52,631)	(58,949)
Total equity attributable to the equity holders of the Company	232,651	276,528
Non-controlling interests	84,977	93,938

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Revenue	184,805	256,020
Expenses	(126,230)	(170,523)
Net income attributable to:
Equity holders of the Company	45,729	66,530
Non-controlling interests	12,846	18,967
Net income	58,575	85,497

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Other comprehensive income (expenses) attributable to:
Equity holders of the Company	13,729	(425)
Non-controlling interests	(3,063)	122
Other comprehensive income (expenses)	10,666	(303)
Total comprehensive income attributable to:
Equity holders of the Company	59,458	66,105
Non-controlling interests	9,783	19,089
Total comprehensive income	69,241	85,194
Dividends paid to the non-controlling interests	(10,088)	(10,128)
Net cash inflow from operating activities	45,952	126,043
Net cash outflow from investing activities	(34,675)	(43,900)
Net cash outflow from financing activities	(10,086)	(33,004)
Effect of exchange rate changes on cash and cash equivalents	(1,368)	1,423
Net cash (outflow) inflow	(177)	50,562

Henan Found purchased construction engineering services from First Geological Brigade amounting to USD573,000 and USD277,000 for the years ended March 31, 2024 and 2025 respectively.

Salazar Holdings

March 31, 2025
USD’000
Current assets	29,705
Non-current assets	209,758
Current liabilities	(4,069)
Non-current liabilities	(182)
Total equity attributable to the equity holders of the Company	203,679
Non-controlling interests	31,533

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

From July 31, 2024 to March 31, 2025
USD’000
Revenue	—
Expenses	(465)
Net loss attributable to:
Equity holders of the Company	(370)
Non-controlling interests	(95)
Net loss	(465)
Other comprehensive income attributable to:
Equity holders of the Company	421
Non-controlling interests	—
Other comprehensive income	421
Total comprehensive income attributable to:
Equity holders of the Company	51
Non-controlling interests	(95)
Total comprehensive expenses	(44)
Dividends paid to the non-controlling interests	—
Net cash outflow from operating activities	(3,203)
Net cash outflow from investing activities	(15,851)
Net cash inflow from financing activities	42,258
Effect of exchange rate changes on cash and cash equivalents	—
Net cash inflow	23,204

24.    RELATED PARTY TRANSACTIONS

The Group

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the Historical Financial Information are as follows:

(a)    Due from related parties

	March 31, 2024	March 31, 2025
	USD’000	USD’000
NUAG (i)	28	33
TIN (ii)	562	1,125
	590	1,158

i.	The Group recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the years ended March 31, 2024 and 2025, the Group recovered USD1.0 million and USD0.9 million from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

ii.	The Group recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the years ended March 31, 2024 and 2025, the Group recovered USD0.3 million USD0.15 million from TIN for services rendered and expenses incurred on behalf of TIN, respectively. The costs recovered from TIN were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income. As disclosed in Note 14, the balance as at March 31, 2025 including the outstanding balance of USD1 million under the Facility.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(b)   Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2024 and 2025 were as follows:

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Cash compensation	3,403	3,758
Share-based compensation	2,487	2,345
	5,890	6,103

The Company

(a)   Due from related parties

	March 31, 2024	March 31, 2025
	USD’000	USD’000
NUAG	28	33
TIN	562	1,125
	590	1,158

(b)    Amount due from/to subsidiaries

The amount due from/to subsidiaries as at March 31, 2024 and 2025 are non-trade related, unsecured, interest-free and repayable on demand.

25.   CAPITAL DISCLOSURES

The Group’s objectives of capital management are intended to safeguard the entity’s ability to support the Group’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Group consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Group’s corporate finance function and is monitored by the Board. The Group manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Group invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Group’s approved policies.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

26.   FINANCIAL INSTRUMENTS

Categories of financial instruments

The Group

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Financial assets
Financial assets at amortised cost	157,063	371,875
Financial assets at FVTPL	76,265	20,705
Financial assets at FVTOCI	609	1,334

Financial liabilities
Financial liabilities at amortised cost	41,000	176,495
Derivative liabilities	—	50,768

The Company

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Financial assets
Financial assets at amortised cost	10,233	113,310
Financial assets at FVTPL	34,665	5,255
Financial assets at FVTOCI	52	1,103

Financial liabilities
Financial liabilities at amortised cost	20,299	113,265
Derivative liabilities	—	50,768

The Group manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Group’s Board has overall responsibility for the establishment and oversight of the Group’s risk management framework and reviews the Group’s policies on an ongoing basis.

(a)    Fair value

The Group classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 Fair Value Measurement.

Level 1	—	Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2	—	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Level 3	—	Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Group’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at March 31, 2024 and 2025 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
	USD’000	USD’000	USD’000	USD’000
Financial assets
Short-term investments — money market instruments	30,620	—	—	30,620
Investments in public companies	41,818	—	1,217	43,035
Investments in private companies	—	—	3,219	3,219

	Fair value as at March 31, 2025
Recurring measurements	Level 1	Level 2	Level 3	Total
	USD’000	USD’000	USD’000	USD’000
Financial assets
Short-term investments — money market instruments	4,762	—	—	4,762
Investments in public companies	14,743	—	—	14,743
Investments in private companies	—	—	2,534	2,534

Financial liability
Derivative liabilities	—	50,768	—	50,768

Financial assets classified within Level 3 are equity investments in private companies and one public company which are suspended from quotation owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at March 31, 2024 and 2025, due to the short-term nature of these instruments.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

Reconciliation of Level 3 fair value measurements

	Equity investments
	designated as	Equity investments
	FVTOCI	at FVTPL	Total
	USD’000	USD’000	USD’000
At April 1, 2023	65	3,161	3,226
Transfer from level 1 to level 3	225	1,025	1,250
Foreign currency translation impact	(8)	(32)	(40)
At March 31, 2024	282	4,154	4,436
Change in fair value	(286)	(1,366)	(1,652)
Disposals	—	(272)	(272)
Foreign currency translation impact	4	18	22
At March 31, 2025	—	2,534	2,534

During the year ended March 31, 2024, equity investments in one public company which was suspended from quotation were transferred into Level 3. There were no transfer out of Level 3 during the year ended March 31, 2024. There were no transfers into or out of Level 3 during the year ended March 31, 2025.

(b)    Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they arise. The Group manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

In the normal course of business, the Group enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Group’s financial liabilities and operating commitments on an undiscounted basis.

	March 31, 2024
	Within a year	1-2 years	2–5 years	Over 5 years	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accounts payable and accrued liabilities	41,797	—	—	—	41,797
Lease obligation	284	267	828	338	1,717
Deposits received	4,223	—	—	—	4,223
Total contractual obligation	46,304	267	828	338	47,737

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

	March 31, 2025
	Within a year	2–5 years	Over 5 years	Total
	USD’000	USD’000	USD’000	USD’000
Accounts payable and accrued liabilities	63,881	—	—	63,881
Convertible Notes	7,515	178,520	—	186,035
Lease obligation	364	1,270	57	1,691
Deposits received	7,264	—	—	7,264
Total contractual obligation	79,024	179,790	57	258,871

The lease obligation was discounted at a discount rate of 9.2% and 15.6% during the years ended March 31, 2024 and 2025, respectively.

(c)    Foreign exchange risk

The Group is exposed to foreign exchange risk when the entities within the Group undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Group currently does not engage in foreign exchange currency hedging. The sensitivity of the Group’s net income due to the exchange rates of CAD against USD and AUD as at March 31, 2024 and the sensitivity of the Group’s net income due to the exchange rates of USD against CAD and AUD as at March 31, 2025 are summarized as follows:

				Accounts
	Cash and			payable and		Effect of +/-
	cash	Short-term	Other	accrued	Net financial	10% change in
	equivalents	investments	investments	liabilities	assets exposure	currency
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at March 31, 2024
USD	87,557	1,329	2,594	(169)	91,311	9,131
AUD	381	—	30,965	(737)	30,609	3,061
	87,938	1,329	33,559	(906)	121,920	12,192

							Accounts		Net	Effect of
	Cash and			Due from	Prepaids		payable and		financial	+/- 10%
	cash	Short-term	Other	related	and	Other	accrued	Lease	assets	change in
	equivalents	investments	receivables	parties	deposits	investments	liabilities	liabilities	exposure	currency
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
As at March 31, 2025
CAD	1,358	24	195	158	851	13,018	(544)	(1,081)	13,979	1,398
AUD	250	—	—	—	—	1,422	—	—	1,672	167
	1,608	24	195	158	851	14,440	(544)	(1,081)	15,651	1,565

(d)    Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Group will fluctuate because of changes in market interest rates. The Group is exposed to interest rate risk on its cash and cash equivalents, short-term investments, lease liabilities, convertible notes, and the mark-to-market value of derivative instruments.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

As at March 31, 2024 and 2025, all of the Group’s cash, cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Group’s net income.

As at March 31, 2025, the Company had USD1.3 million lease obligation that are subject to annualized interest rate ranging from 9.2% to 15.6%, and USD110.7 million convertible notes liabilities that are discounted at 12.6% of the Company’s unsecured senior convertible notes. The principle of the convertible note is USD150.0 million bearing a fixed coupon rate of 4.75% with a maturity date of December 15, 2029. As the amount of the lease obligation is immaterial and the convertible notes bear interest at fixed rates, they are not subject to significant cash flow interest rate risk.

As at March 31, 2025, the Company had USD50.8 million mark-to-market value derivative liabilities. With other assumptions unchanged, an increase or decrease of 25 basis points of market interest rate would have resulted in a decrease (increase) to the net income of approximately USD0.5 million.

(e)    Credit risk

Credit risk refers to the risk that the Group’s counterparties default on their contractual obligations resulting in financial losses to the Group. The Group’s credit risk exposures are primarily attributable to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments.

The Group undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on March 31, 2024 and 2025.

(f)    Equity price risk

The Group holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Group’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Group’s portfolio as at March 31, 2024 and 2025, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income of USD4.2 million and USD1.6 million, respectively.

The fair value of the Group’s derivative liabilities will also fluctuate based on the market price of the Group’s common shares, and a 10% increase (decrease) in the Company’s share price, with other assumptions unchanged, would have resulted in a decrease (increase) to the net income of USD10.4 million as at March 31, 2025.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

27.   RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Due from related			Convertible
	parties*	Dividend	Lease obligation	notes	Warrants	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At April 1, 2023	—	—	583	—	—	583
Financing cash flows	—	(4,428)	(262)	—	—	(4,690)
New leases entered	—	—	998	—	—	998
Dividend accrued	—	4,428	—	—	—	4,428
Exchange adjustments	—	—	(4)	—	—	(4)
At March 31, 2024	—	—	1,315	—	—	1,315
Financing cash flows	(500)	(4,948)	(271)	143,324	—	137,605
New leases entered	—	—	283	—	—	283
Interest accretion	—	—	—	4,708	—	4,708
Dividend accrued	—	4,948	—	—	—	4,948
Transaction cost expensed	—	—	—	1,741	—	1,741
Initial recognition of warrants	—	—	—	—	2,771	2,771
Value of warrants exercised	—	—	—	—	(11)	(11)
Change in fair value	—	—	—	9,908	(897)	9,011
Exchange adjustments	—	—	4	—	(123)	(119)
At March 31, 2025	(500)	—	1,331	159,681	1,740	162,252

*    The amount due from related parties are included in “due from related parties” as set out in Note 24(a).

28.    SUPPLEMENTARY CASH FLOW INFORMATION

The Group

(a)    Changes in non-cash operating working capital

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Changes in non-cash operating working capital:
Other receivables	(479)	1,749
Inventories	610	(661)
Prepaids and deposits	(2,411)	686
Due from related parties	(582)	(58)
Accounts payable and accrued liabilities	6,549	2,898
Deposits received	398	2,974
	4,085	7,588

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(b)   Non-cash capital transactions

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Non-cash capital transactions not disclosed elsewhere in the Historical Financial Information:
Acquisition of Adventus paid by equity securities	—	176,265
Additions of plant and equipment included in accounts payable and accrued liabilities	1,393	3,254
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	(922)	3,499

(c)   Cash and cash equivalents

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Cash on hand and at bank	112,355	236,457
Bank term deposits and short-term money market investments (note i)	40,587	127,521
	152,942	363,978

Note i:	The bank term deposits refer to deposits where the Group can withdraw cash without giving any notice and without suffering any penalty. The short-term money market investments are readily convertible to cash with original terms of three months or less and it is held for the purpose of meeting short-term cash commitments.

The Company

Cash and cash equivalents

	Year ended March 31,
	2024	2025
	USD’000	USD’000
Cash on hand and at bank	3,196	107,547

29.    SUBSEQUENT FINANCIAL STATEMENTS

Subsequent to Mach 31, 2025, the statutory financial statements for below principal subsidiaries for the year ended December 31, 2025 were audited by the following certified public accountants registered in the PRC:

Subsidiaries	Years ended December 31, 2025
Henan Huawei	河南滙豐誠和會計師事務所有限公司
Henan Found	河南凱橋會計師事務所有限公司
Yunxiang	湖南弘信園會計師事務所
Guangdong Found	廣東中海粵會計師事務所有限公司
Xinbaoyuan	河南滙豐誠和會計師事務所有限公司

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

30.   SUBSEQUENT EVENTS

Saved as disclosed in the report, subsequent to the end of the Track Record Period, the following significant events took place:

(a)    Acquisition of Chaarat ZAAV

The Group entered into a share purchase agreement with Chaarat on November 11, 2025 (as amended on December 24, 2025), pursuant to which the Group agreed to acquire from Chaarat its entire 100% equity interests in Chaarat ZAAV, which wholly owned the interests in a mining licence (approximately 7 km2) hosting the Tulkubash and Kyzyltash deposits and the surrounding exploration licence (27.42 km2) hosting the Karator and Ishakuld gold zones (collectively refer to the “Projects”), for a cash consideration of USD92 million. The USD92 million was paid on January 23, 2026 upon the receipt of the Kyrgyz government’s statutory pre-emptive right waiver. The acquisition was completed in January 2026. The acquisition will be accounted for as an asset acquisition as it was determined that the mineral projects did not constitute a business as defined by IFRS 3.

In January 2026, the Group entered into a cooperation agreement and a share purchase and shareholders’ agreement (together, the “Cooperation Agreements”) with the National Investment Agency (the “NIA”) under the President of the Kyrgyz Republic. Pursuant to the Cooperation Agreements, (a) the Group shall transfer 30% interest in Charaat ZAAV to an entity designated by the Kyrgyz Republic for nil consideration; (b) the USD70 million payment to the NIA shall be paid in two stages: (i) USD60 million upon the Kyrgyz Government issuing a waiver of its statutory pre-emptive right on the Projects and an extension of the validity period of Chaarat ZAAV’s mining licence from 2032 to 2062; and (ii) USD10 million after the achievement of certain milestones.

In April 2026, the Group transferred 30% interest in Chaarat ZAAV to Kyrgyzaltyn. In May 2026, the USD60 million consideration has been fully paid to the NIA after the Government of the Kyrgyz Republic extended the mining licence validity period for the Projects to 2062.

(b)    Santa Barbara Gold-Copper Project

On February 24, 2026, the Company and its wholly-owned subsidiary, Adventus Mining Corporation (together, the “Vendors”) entered into a share purchase agreement with Tin, the associate of the Group, to sell the Company’s wholly-owned subsidiary, Santa Barbara Metals Inc., which holds the Santa Barbara Gold-Copper Project located in southeastern Ecuador. The transaction closed on May 13, 2026. Under the terms of the agreement, the consideration consists of 15,000,000 common shares of TIN, at a deemed price of CAD0.40 per share, for an aggregate consideration of CAD6,000,000; and USD13.5 million in cash, payable to the Vendors in staged amounts over a three-year period following the acquisition closing date. In addition, the Vendors will receive a 1.5% net smelter return (NSR) royalty on the the Santa Barbara Gold-Copper Project. Following the acquisition, the Company’s ownership interest in TIN increased to 30.8%, and the Company still accounts its investment in Tin as investment in an associate.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX I	ACCOUNTANTS’ REPORT

(c)    Term Loan Facilities

On April 20, 2026, the Group entered into a syndicated term loan facilities agreement (the “Facilities”) with a syndicate of international banks. The Facilities provide for an aggregate principal amount of RMB1.5 billion (approximately USD220 million). The Facilities consist of two tranches: Facility A (floating rate) in the amount of RMB452.5 million, which bears interest at Hong Kong Interbank Offered Rate for Offshore Chinese Yuan plus a margin of 1.92% per annum; and Facility B in the amount of RMB1,047.5 million, which bears a fixed interest rate of 3.67% per annum. The Facilities have a maturity of three years from the date of initial drawdown. As at the date of this report, the initial drawdown had not occurred.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following is the text of a report set out on page [IA-1], received from the Company’s reporting accountants, [Deloitte Touche Tohmatsu], Certified Public Accountants, Hong Kong, for the purpose of incorporation in this Document.

REPORT ON REVIEW OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS TO THE BOARD OF DIRECTORS OF SILVERCORP METALS INC.

Introduction

We have reviewed the condensed consolidated financial statements of Silvercorp Metals Inc. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages [IA-2] to [IA-23], which comprise the condensed consolidated statement of financial position as at December 31, 2025 and the related condensed consolidated statements of income, the condensed consolidated statements of income and other comprehensive income, condensed consolidated statements of changes in equity and condensed consolidated statements of cash flows for the nine-month period then ended, and notes to the condensed consolidated financial statements. The condensed consolidated financial statements have been prepared by the directors of the Company solely for the purpose of application of [REDACTED] of the Company on [REDACTED]. As a result, the condensed consolidated financial statements may not be suitable for another purpose. The directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the International Auditing and Assurance Standards Board. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

[Deloitte Touche Tohmatsu]

Certified Public Accountants

Hong Kong

[•]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

		Nine months ended
		December 31,
	Notes	2025	2024
		USD’000	USD’000
		(Unaudited)	(Unaudited)
Revenue	3	290,776	223,782
Cost of mine operations
Production costs		85,622	73,684
Depreciation and amortization		27,481	22,764
Mineral resource taxes		6,554	5,466
Government fees and other taxes	4	8,416	14,021
General and administrative expenses	5	8,954	10,442
		137,027	126,377
Income from mine operations		153,749	97,405
Corporate general and administrative expenses	5	15,719	13,816
Property evaluation and business development		918	2,904
Foreign exchange gain		(983)	—
Gain on investments		(27,125)	(7,528)
Loss (gain) on derivative liabilities	12	118,166	(11,561)
Share of loss in associates		283	1,263
Dilution loss on investment in associate		285	—
Loss on disposal of plant and equipment		190	179
Other expense (income)		1,876	(2,461)
Income from operations		44,420	100,793
Finance income	6	9,891	5,864
Finance costs	6	(9,703)	(3,270)
Income before income tax		44,608	103,387
Income tax expense	7	27,856	20,991
Net income		16,752	82,396

Attributable to:
Equity holders of the Company		(9,222)	65,775
Non-controlling interests		25,974	16,621
		16,752	82,396

(Loss) earnings per share attributable to the equity holders of the Company
Basic (loss) earnings per share		(0.04)	0.33
Diluted (loss) earnings per share		(0.04)	0.33
Weighted average number of shares outstanding — Basic		218,954,661	199,608,181
Weighted average number of shares outstanding — Diluted		218,954,661	202,213,409

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

	Nine months ended
	December 31,
	2025	2024
	USD’000	USD’000
	(Unaudited)	(Unaudited)
Net income	16,752	82,396
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment	19,302	(3,890)
Share of other comprehensive income (loss) in associates	538	(601)
Reclassification to net income upon ownership dilution of investment in an associate	4	—
Items that will not subsequently be reclassified to net loss:
Change in fair value on equity investments designated as fair value through other comprehensive income (“FVTOCI”)	2,249	(244)
Other comprehensive income (loss), net of taxes	22,093	(4,735)
Attributable to:
Equity holders of the Company	18,329	(4,347)
Non-controlling interests	3,764	(388)
	22,093	(4,735)
Total comprehensive income	38,845	77,661
Attributable to:
Equity holders of the Company	9,107	61,428
Non-controlling interests	29,738	16,233
	38,845	77,661

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,	As at March 31,
	Notes	2025	2025
		USD’000	USD’000
		(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents		462,376	363,978
Short-term investments		464	5,078
Other receivables		2,994	1,081
Inventories		12,319	8,028
Due from related parties	14	1,376	1,158
Income tax receivable		—	37
Prepaids and deposits		4,459	7,561
		483,988	386,921
Non-current Assets
Long-term prepaids and deposits		11,753	2,099
Long-term receivables		4,061	1,079
Reclamation deposits		4,774	4,263
Other investments	8	48,854	17,277
Investment in associates	9	55,372	46,016
Investment properties		494	511
Plant and equipment	10	97,374	93,793
Mineral rights and properties	10	666,645	586,982
		889,327	752,020
TOTAL ASSETS		1,373,315	1,138,941

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

		As at December 31,	As at March 31,
	Notes	2025	2025
		USD’000	USD’000
		(Unaudited)	(Audited)
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	11	95,631	63,881
Current portion of lease obligation		294	278
Current portion of convertible notes	12	113,650	2,460
Current portion of derivative liabilities	12	163,550	—
Deposits received		5,208	7,264
Income tax payable		11,082	2,679
		389,415	76,562
Non-current Liabilities
Long-term portion of lease obligation		958	1,053
Long-term portion of convertible notes	12	—	108,193
Derivative liabilities	12	—	50,768
Contract liabilities		44,148	—
Deferred income tax liabilities		62,297	59,338
Environmental rehabilitation		9,194	9,639
		116,597	228,991
Total Liabilities		506,012	305,553
Equity
Share capital	13	428,148	411,960
Equity reserves	13	1,730	(15,140)
Retained earnings		280,712	305,908
Total equity attributable to the equity holders of the Company		710,590	702,728
Non-controlling interests		156,713	130,660
Total Equity		867,303	833,388
TOTAL LIABILITIES AND EQUITY		1,373,315	1,138,941

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital		Equity reserves
								Total equity
						Accumulated		attributable
				Amount		other		to the equity	Non-
		Number of		option		comprehensive	Retained	holders of the	controlling
	Notes	shares	Amount	reserve	Reserves	expenses	earnings	Company	interests	Total equity
			USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At April 1, 2024 (Audited)		177,311,696	258,400	21,303	25,834	(60,045)	261,763	507,255	89,754	597,009
Securities issued upon acquisition of Adventus
Mining Corporation (“Adventus”)		38,818,841	146,016	4,501	—	—	—	150,517	22,808	173,325
Options exercised	13(b)	917,555	4,308	(1,734)	—	—	—	2,574	—	2,574
Warrants exercised	13(c)	29,607	196	—	—	—	—	196	—	196
Warrants reclassified as derivative liabilities	13(b)	—	—	(2,098)	—	—	(710)	(2,808)	—	(2,808)
Restricted share units vested	13(b)	638,793	2,612	(2,612)	—	—	—	—	—	—
Share-based compensation	13(b)	—	—	3,045	—	—	—	3,045	—	3,045
Dividends declared	13(d)	—	—	—	—	—	(4,948)	(4,948)	—	(4,948)
Shares buy-back as per normal course issuer bid	13(e)	(300,000)	(963)	—	—	—	—	(963)	—	(963)
Adjustment to non-controlling interests		—	—	—	—	—	(7,035)	(7,035)	7,035	—
Distribution to non-controlling interests		—	—	—	—	—	—	—	(11,049)	(11,049)
Comprehensive (expenses) income		—	—	—	—	(4,347)	65,775	61,428	16,233	77,661
At December 31, 2024 (Unaudited)		217,416,492	410,569	22,405	25,834	(64,392)	314,845	709,261	124,781	834,042

At April 1, 2025 (Audited)		217,736,326	411,960	21,677	25,834	(62,651)	305,908	702,728	130,660	833,388
Options exercised	13(b)	458,960	2,437	(736)	—	—	—	1,701	—	1,701
Warrants exercised	13(c)	1,370,249	9,739	—	—	—	—	9,739	—	9,739
Restricted share units vested	13(b)	1,208,083	4,012	(4,012)	—	—	—	—	—	—
Share-based compensation	13(b)	—	—	3,289	—	—	—	3,289	—	3,289
Dividends declared	13(d)	—	—	—	—	—	(5,482)	(5,482)	—	(5,482)
Adjustment to non-controlling interests		—	—	—	—	—	(10,492)	(10,492)	10,492	—
Distribution to non-controlling interests		—	—	—	—	—	—	—	(14,221)	(14,221)
Disposal of subsidiaries		—	—	—	—	—	—	—	44	44
Comprehensive income (expenses)		—	—	—	—	18,329	(9,222)	9,107	29,738	38,845
At December 31, 2025 (Unaudited)		220,773,618	428,148	20,218	25,834	(44,322)	280,712	710,590	156,713	867,303

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended
		December 31,
	Notes	2025	2024
		USD’000	USD’000
		(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net income		16,752	82,396
Adjustments for:
Finance costs	6	9,703	3,270
Income tax expense	7	27,856	20,991
Depreciation, amortization and depletion		28,738	24,132
Gain on investments		(27,125)	(7,528)
Gain on derivative liabilities		118,166	(11,561)
Share of loss in associates		283	1,263
Dilution loss on investment in associate		285	—
Loss on disposal of plant and equipment		190	179
Share-based compensation	13	3,289	3,045
Reclamation expenditures		(926)	(710)
Income taxes paid		(18,959)	(13,522)
Interest paid		(77)	(91)
Changes in operating working capital		62,229	6,066
Net cash from operating activities		220,404	107,930

INVESTMENT ACTIVITIES
Payment on plant and equipment acquisition		(9,945)	(16,595)
Proceeds from disposal of plant and equipment		14	44
Payment on mineral rights and properties acquisition		—	(6,193)
Payment on mineral exploration and development expenditures		(87,007)	(46,681)
Payment on reclamation deposits		(708)	(61)
Refunds from reclamation deposits		366	110
Payment on other investments acquisition		(1,311)	(19,840)
Proceeds from disposal of other investments		230	35,982
Payment on investment in associates		(9,382)	(4)
Loan advanced to a third party		(2,000)	—
Payment on short-term investment acquisition		(140)	(104,498)
Proceeds on short-term investment redemption		4,785	126,472
Net cash used in investing activities		(105,098)	(31,264)

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

		Nine months ended
		December 31,
	Notes	2025	2024
		USD’000	USD’000
		(Unaudited)	(Unaudited)
FINANCING ACTIVITIES
Net proceeds from issuance of convertible notes	12	—	143,324
Interest paid on convertible notes	12	(7,521)	—
Repayment of long-term deposits		—	(13,250)
Payment on lease obligation		(194)	(212)
Cash dividends distributed	14	(5,482)	(4,948)
Distribution to non-controlling interests		(14,221)	(11,049)
Payments to related parties	14	—	(500)
Proceeds from issuance of common shares		6,035	2,712
Common shares repurchased as part of normal course issuer bid		—	(963)
Net cash (used in) from financing activities		(21,383)	115,114
Effect of exchange rate changes on cash and cash equivalents		4,475	(68)
Increase in cash and cash equivalents		98,398	191,712
Cash and cash equivalents, beginning of the period		363,978	152,942
Cash and cash equivalents, end of the period		462,376	344,654

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION AND BASIS OF PREPARATION

The Group is engaged in the acquisition, exploration, development, and mining of mineral properties. The Group’s producing mines are located in China, and current exploration and development projects are located in China and Ecuador.

The Company was incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange (the “TSX”) and the NYSE American LLC (the “NYSE American”).

The respective addresses of the registered office and the principal place of business of the Company are stated in the section headed “Corporate Information” of this Document.

The condensed consolidated financial statements are presented in United States dollars (“USD”).

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board as well as the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values.

The accounting policies and methods of computation used in the condensed consolidated financial statements for the nine months ended December 31, 2025 are the same as those presented in the Group’s historical financial information for the two years ended March 31, 2025 included in the accountants’ report as set out in Appendix I to the Document.

3.	SEGMENTED INFORMATION

The Company’s reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Group’s executive director who is the chief operating decision maker (“CODM”). The operating segments are determined based on the Group’s management and internal reporting structure.

An operating segment is defined as a component of the Group that:

•	Engages in business activities from which it may earn revenues or incur expenses;

•	Whose operating results are reviewed regularly by the CODM; and

•	For which discrete financial information is available.

All of the Group’s operations are within the mining and metals industry. The Group has determined that each producing mine and significant development property represents an operating segment. The Group has organized its reportable and operating segments by significant revenue streams and geographic regions.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2025 and 2024, the Group’s significant operating segments include its two producing properties in China, two development and exploration projects in Ecuador. “Other” consists primarily of the Company’s corporate assets, other development and exploration properties, and corporate expenses which are not allocated to operating segments.

(a)	Segmented information for operating results is as follows:

	Nine months ended December 31, 2025
	China		Ecuador
	Ying Mining
	District	GC Mine	El Domo	Condor	Other	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	261,093	29,683	—	—	—	290,776
Costs of mine operations	(116,944)	(20,083)	—	—	—	(137,027)
Income from mine operations	144,149	9,600	—	—	—	153,749
Other operating and investment items	(2,746)	(6)	(1,426)	(142)	(105,009)	(109,329)
Finance items, net	1,506	295	72	27	(1,712)	188
Income tax expenses	(23,142)	(1,737)	—	—	(2,977)	(27,856)
Net income (loss)	119,767	8,152	(1,354)	(115)	(109,698)	16,752
Attributable to:
Equity holders of the Company	93,459	8,070	(1,084)	(114)	(109,553)	(9,222)
Non-controlling interests	26,308	82	(270)	(1)	(145)	25,974
Net income (loss)	119,767	8,152	(1,354)	(115)	(109,698)	16,752

	Nine months ended December 31, 2024
	China		Ecuador
	Ying Mining
	District	GC Mine	El Domo	Condor	Other	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	193,849	29,933	—	—	—	223,782
Costs of mine operations	(105,710)	(19,516)	(282)	(187)	(682)	(126,377)
Income (loss) from mine operations	88,139	10,417	(282)	(187)	(682)	97,405
Other operating and investment item	(1,596)	24	995	(6)	3,971	3,388
Finance items, net	1,311	222	(5)	—	1,066	2,594
Income tax expenses	(14,246)	(1,589)	—	—	(5,156)	(20,991)
Net income (loss)	73,608	9,074	708	(193)	(801)	82,396
Attributable to:
Equity holders of the Company	57,346	8,983	531	(191)	(894)	65,775
Non-controlling interests	16,262	91	177	(2)	93	16,621
Net income (loss)	73,608	9,074	708	(193)	(801)	82,396

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

During the nine months ended December 31, 2025, Henan Found purchased construction engineering services from its non-controlling shareholder, Henan First Geological Brigade Ltd., amounting to USD554,000 (the nine months ended December 31, 2024: USD378,000).

(b)	Segmented information for assets and liabilities is as follows:

	As at December 31, 2025
	China		Ecuador
	Ying Mining
	District	GC Mine	El Domo	Condor	Other	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current assets	194,138	26,838	32,552	578	229,882	483,988
Long-term prepaids and deposits	3,218	248	6,175	—	2,112	11,753
Long-term receivables	—	—	4,061	—	—	4,061
Reclamation deposits	1,452	3,201	—	—	121	4,774
Other investments	—	—	—	—	48,854	48,854
Investment in associates	—	—	—	—	55,372	55,372
Investment properties	494	—	—	—	—	494
Plant and equipment	79,327	12,518	538	318	4,673	97,374
Mineral rights and properties	331,696	42,106	240,752	28,083	24,008	666,645
Total Assets	610,325	84,911	284,078	28,979	365,022	1,373,315

Current liabilities	89,067	7,542	8,875	151	283,780	389,415
Long-term portion of lease obligation	—	—	143	—	815	958
Contract liabilities	—	—	44,148	—	—	44,148
Deferred income tax liabilities	56,589	4,103	—	—	1,605	62,297
Environmental rehabilitation	6,768	1,429	—	—	997	9,194
Total liabilities	152,424	13,074	53,166	151	287,197	506,012
Non-controlling interests	113,867	(73)	41,755	(403)	1,567	156,713

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	As at March 31, 2025
	China		Ecuador
	Ying Mining
	District	GC Mine	El Domo	Condor	Other	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Current assets	132,782	17,376	27,021	1,704	208,038	386,921
Long-term prepaids and deposits	1,782	225	—	—	92	2,099
Long-term receivables	—	—	1,079	—	—	1,079
Reclamation deposits	1,183	3,073	—	—	7	4,263
Other investments	—	—	—	—	17,277	17,277
Investment in associates	—	—	—	—	46,016	46,016
Investment properties	511	—	—	—	—	511
Plant and equipment	76,248	12,600	499	133	4,313	93,793
Mineral rights and properties	294,310	38,321	208,180	26,220	19,951	586,982
Total Assets	506,816	71,595	236,779	28,057	295,694	1,138,941

Current liabilities	59,624	5,858	4,121	180	6,779	76,562
Long-term portion of lease obligation	—	—	182	—	871	1,053
Long-term portion of convertible notes	—	—	—	—	108,193	108,193
Derivative liabilities	—	—	—	—	50,768	50,768
Deferred income tax liabilities	53,076	2,925	—	—	3,337	59,338
Environmental rehabilitation	7,212	1,480	—	—	947	9,639
Total liabilities	119,912	10,263	4,303	180	170,895	305,553
Non-controlling interests	98,104	(179)	31,327	(403)	1,811	130,660

4.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Nine months ended December 31,
	2025	2024
	USD’000	USD’000
	(Unaudited)	(Unaudited)
Government fees	74	74
Mineral right transfer royalty	5,195	11,720
Other taxes	3,147	2,227
	8,416	14,021

Government fees include environmental protection fees paid to the state and local Chinese government. Mineral right transfer royalty was paid or payable to the local Chinese government pursuant to the guideline of “Measure for the Levy of Mining Rights Transfer Royalty” implemented by the Province of Henan, China in 2024. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Nine months ended December 31, 2025			Nine months ended December 31, 2024
	Corporate	Mines	Total	Corporate	Mines	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Amortization and depreciation	539	718	1,257	512	856	1,368
Office administrative expenses	2,367	1,698	4,065	1,978	3,461	5,439
Professional fees	730	283	1,013	1,304	480	1,784
Salaries and benefits	8,794	6,255	15,049	6,977	5,645	12,622
Share-based compensation	3,289	—	3,289	3,045	—	3,045
	15,719	8,954	24,673	13,816	10,442	24,258

6.	FINANCE ITEMS

Finance items consist of:

	Nine months ended December 31,
	2025	2024
	USD’000	USD’000
	(Unaudited)	(Unaudited)
Finance income
Interest income	9,891	5,864

	Nine months ended December 31,
	2025	2024
	USD’000	USD’000
	(Unaudited)	(Unaudited)
Finance costs
Interest on lease obligation	133	91
Interest in convertible notes (Note 12)	9,163	1,333
Accretion of long-term deposit	273	—
Issuance costs of convertible notes allocated to derivative liabilities (Note 12)	—	1,741
Accretion of environmental rehabilitation liabilities	134	105
	9,703	3,270

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	INCOME TAX

The significant components of income tax expense are as follows:

	Nine months ended December 31,
	2025	2024
	USD’000	USD’000
	(Unaudited)	(Unaudited)
Income tax expense
Current	27,108	13,248
Deferred	748	7,743
	27,856	20,991

BVI

The entities established in the BVI are exempted from income tax.

Hong Kong

Under the two-tiered profits tax rates regime of Hong Kong Profit Tax, the first Hong Kong Dollar (“HKD”) 2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

No provision of Hong Kong Profits Tax was made in the Historical Financial Information as the Group has no assessable profit during the Track Record Period.

PRC

Under the Law of the PRC on Enterprise Income Tax (the “EIT Law”) and Implementation Regulation of the EIT Law, the statutory tax rate for PRC entities is 25% during the Track Record Period. Under the EIT Law effective on January 1, 2008, the “High and New Technology Enterprise” (the “HNTE”) status is valid for three years and qualifying entities can reapply for an additional three years provided their business operations continue to qualify for the new HNTE status.

Henan Found, one of the entities comprising the Group, was qualified as a HNTE since December 4, 2020. In 2023, Henan Found renewed the certificate of the HNTE status and enjoys the preferential tax rate of 15% from calendar year 2023 to 2025.

Guangdong Found, one of the entities comprising the Group, was qualified as a HNTE since December 31, 2021 and was subject to a preferential income tax rate of 15% for three years, which covered calendar years of 2021, 2022 and 2023. Guangdong Found’s HNTE status was approved to extend for another three years on December 19, 2024 and was subject to a preferential income tax rate of 15% for three years starting from January 1, 2024.

Certain subsidiaries have been approved as small low-profit enterprises. The entitled subsidiaries are subject to an income tax rate of 5% during the Track Record Period.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

If the Company were to be a non-resident for the PRC tax purposes, dividends paid out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by the PRC subsidiaries to their foreign investors, the withholding tax would be 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Deferred taxation has not been provided for in the condensed consolidated financial statements in respect of temporary differences attributable to accumulated profits of the PRC subsidiaries as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Ecuador

The Group’s subsidiaries incorporated in Ecuador are subject to statutory income tax rate at 25%.

Canada

The Company and the Group’s subsidiaries incorporated in Canada are subject to statutory income tax rate at 27%.

8.	OTHER INVESTMENTS

	As at December	As at March 31,
	31, 2025	2025
	USD’000	USD’000
	(Unaudited)	(Audited)
Investments designated as FVTOCI
Public companies	3,673	1,334
Investments designated as fair value through profit or loss (“FVTPL”)
Public companies	42,647	13,409
Private companies	2,534	2,534
	45,181	15,943
Total	48,854	17,277

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Group has made an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

9.	INVESTMENT IN ASSOCIATES

During the nine months ended September 30, 2025, the Group acquired shares of associates amounting to USD9,382,000 (nine months ended September 30, 2024: USD4,000) in aggregate.

10.	PLANT AND EQUIPMENT/MINERAL RIGHTS AND PROPERTIES

During the nine months ended December 31, 2025, the Group acquired plant and equipment amounting to USD7,755,000 (nine months ended December 31, 2024: USD22,364,000).

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

During the nine months ended December 31, 2025, the Group incurred capitalized expenditures to mineral rights and properties amounting to RMB54,332,000 (nine months ended December 31, 2024: USD45,666,000).

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December	As at March 31,
	31, 2025	2025
	USD’000	USD’000
	(Unaudited)	(Audited)
Accounts payables	52,296	32,554
Accrued liabilities
Payables for the acquisition of plant and equipment	14,659	16,849
Employee compensation	10,256	5,303
Others	18,420	9,175
Total	95,631	63,881

The aging analysis of the trade payables are presented based on invoice dates. As at December 31, 2025 and March 31, 2025, the aging of the Group’s trade payables were within 90 days.

12.	CONVERTIBLE NOTES

On November 25, 2024, the Company issued the unsecured convertible senior notes (the “Convertible Notes”) and received gross proceeds of USD150 million, before transaction costs of USD6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025. In addition, the Convertible Notes are conditionally convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 216.0761 common shares per USD1,000 principal amount, representing an initial conversion price of approximately USD4.628 per share. The conditional conversion clause mainly subject to the following circumstance:

•	During any calendar quarter commencing after the calendar quarter ending on March 31, 2025 (and only during such calendar quarter), if the price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

Prior to December 20, 2027, the Company may not redeem the Convertible Notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash at the Company’s option if the price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof. As a result of the Company’s right to elect to settle the conversion in cash or shares, the conversion feature represents a derivative liability which is accounted for initially and subsequently at fair value through profit or loss. The host debt contract is accounted for at amortized cost. Of the gross proceeds of USD150 million, USD39.1 million was allocated to the derivative liability component first, representing the fair value on November 25, 2024, the residual value of USD110.9 million was allocated to the host loan. Transaction costs of USD4.9 million associated with the host loan were capitalized to the liability whereas transaction costs of USD1.7 million associated with the embedded derivative liability were expensed in the condensed consolidated statements of income. The USD105.9 million net amount allocated to the host loan will be accreted to the face value of the Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.6%. There are no financial covenants associated with the Convertible Notes.

The following key inputs and assumptions were used when determining the value of the embedded derivative liability:

	December 31, 2025	March 31, 2025
	(Unaudited)	(Audited)
Share Price	8.34	3.87
Credit spread (basis points)	295	559
Risk free rate	3.38%	3.66%
Volatility	51%	42%
Dividend yield	0.23%	0.65%

The continuity of the host liability and embedded derivative liability is as follow:

	Host liability	Derivative liability	Total
	USD’000	USD’000	USD’000
At April 1, 2025 (Audited)	110,653	49,028	159,681
Interest accretion	10,518	—	10,518
Interest payment	(7,521)	—	(7,521)
Changes on fair value estimate	—	114,522	114,522
At December 31, 2025 (Unaudited)	113,650	163,550	277,200

Presentation
Current liability	113,650	163,550	277,200

During the nine months ended December 31, 2025, the condition allowing holders to convert the Convertible Notes was met as the Company’s share price exceeded 130% of the conversion price for the requisite period. As the holders have the right to demand the Company to redeem anytime, the outstanding host liability and embedded derivative liability as at December 31, 2025 have been reclassified from non-current liabilities to current liabilities on the condensed consolidated statements of financial position.

On March 18, 2026, the Company entered into a supplemental indenture to the Convertible Notes to remove the Company’s option to settle conversions of the Convertible Notes in cash. Following this amendment, upon conversion, the Company is required to settle the principal amount of the Convertible Notes exclusively through the issuance of common shares.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2025 were fully paid.

(b)	Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, the RSUs. The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs.

For the nine months ended December 31, 2025, a total of USD3.3 million (nine months ended December 31, 2024: USD3.0 million) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the condensed consolidated statements of income.

(i)	Stock options

The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	Options	share
		Canadian dollars
		(“CAD”)
At April 1, 2025 (Audited)	2,279,980	6.20
Options granted to directors, officers and employees	307,500	5.63
Options exercised	(458,960)	5.12
Options cancelled/forfeited	(771,701)	7.15
Option expired	(465,000)	8.16
At December 31, 2025 (Unaudited)	891,819	4.71

At April 1, 2024 (Audited)	1,327,001	6.02
Options granted to directors, officers and employees	330,000	4.41
Replacement options issued upon
Adventus Acquisition	1,766,721	5.71
Options exercised	(917,555)	3.82
Options cancelled/forfeited	(38,334)	6.30
Option expired	(120,436)	9.47
At December 31, 2024 (Unaudited)	2,347,397	6.24

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of stock options granted during the nine months ended December 31, 2025 and 2024 were calculated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Risk free interest rate	2.63%	3.39%
Expected life of option in years	2.75 years	3.11 years
Expected volatility	48.50%	50.14%
Expected dividend yield	0.71%	0.68%
Estimated forfeiture rate	9.75%	9.77%
Weighted average share price at date of grant	CAD5.07	CAD5.08

(ii)	RSUs

The following is a summary of RSUs transactions:

		Weighted average
		grant date closing
	Number of units	price per share
		CAD
At April 1, 2025 (Audited)	2,197,873	4.58
Granted	1,210,500	5.21
Forfeited	(89,333)	4.87
Vested	(1,208,083)	4.59
At December 31, 2025 (Unaudited)	2,110,957	4.92

At April 1, 2024 (Audited)	2,140,250	5.23
Granted	1,044,750	4.41
Forfeited	(45,167)	4.64
Vested	(638,793)	5.62
At December 31, 2024 (Unaudited)	2,501,040	4.80

(c)	Share purchase warrants

The following is a summary of share purchase warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		CAD
At April 1, 2025 (Audited)	1,370,249	4.41
Warrants exercised	(1,370,249)	4.41
At December 31, 2025 (Unaudited)	—	—

At April 1, 2024 (Audited)	—	—
Warrants issued upon Adventus acquisition	2,787,020	5.46
Warrants exercised	(29,607)	6.47
At December 31, 2024 (Unaudited)	2,757,413	5.45

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On October 1, 2024, the Company had changed its functional currency from CAD to USD. As a result, the CAD denominated warrants became derivative liability. The Company reclassified the warrants from equity to derivative liabilities at their fair value, the difference between the fair value of the warrants and the carrying value was recognized in equity upon reclassification.

Total
USD’000
At April 1, 2025 (Audited)	1,740
Value of warrants exercised	(5,403)
Change in fair value	3,644
Foreign exchange impact	19
At December 31, 2025 (Unaudited)	—
Initial recognition on July 31, 2024	2,808
Value of warrants exercised	(59)
Change in fair value	(1,661)
Foreign exchange impact	(112)
At December 31, 2024 (Unaudited)	976

The fair value of share purchase warrants were calculated as at the date of valuation using the Black-Scholes option pricing model with the following weighted average assumptions:

March 31, 2025
(Audited)
Risk free interest rate	2.44%
Expected life in years	1.34 years
Expected volatility	49.67%
Expected dividend yield	0.80%
Estimated forfeiture rate	—
Weighted average share price at date of issuance	CAD5.55

(d)	Cash dividends declared

During the nine months ended December 31, 2025, dividends of USD5.5 million or USD0.0250 per share, (nine months ended December 31, 2024: USD4.9 million or USD0.0248 per share,) were declared and paid.

(e)	Normal course issuer bid

On September 17, 2024, the Company announced a normal course issuer bid (the “2024 NCIB”) commencing September 19, 2024 to repurchase up to 8,670,700 of its own common shares until September 18, 2025.

On September 17, 2025, the Company announced a normal course issuer bid (the “2025 NCIB”) commencing September 19, 2025 to repurchase up to 8,747,245 of its own common shares until September 18, 2026.

During the nine months ended December 31, 2025, the Company did not repurchase common share (nine months ending December 31, 2024: repurchased a total of 300,000 common shares at a cost of USD1.0 million), under the normal course issuer bids. All shares bought were subsequently cancelled.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated financial statements are as follows:

(a)	Due from related parties

	As at	As at
	December 31, 2025	March 31, 2025
	USD’000	USD’000
	(Unaudited)	(Audited)
New Pacific Metals Corp. (“NUAG”) (i)	141	33
Tincorp Metals Inc. (“TIN”) (ii)	1,235	1,125
	1,376	1,158

i.	The Group recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the nine months ended December 31, 2025, a total of USD0.6 million (nine months ended December 31, 2024: USD0.7 million) of services rendered to and expenses incurred on behalf of NUAG. The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated statements of income.

ii.	The Group recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the nine months ended December 31, 2025, a total of USD0.1 million (nine months ended December 31, 2024: USD0.1 million) of services rendered to and expenses incurred on behalf of TIN. The costs recoverable from TIN were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

(b)	Compensation of key management personnel

The remuneration of directors and other key management personnel is as follows:

	Nine months ended December 31,
	2025	2024
	USD’000	USD’000
	(Unaudited)	(Unaudited)
Cash compensation	3,406	3,777
Share-based compensation	1,976	2,274
	5,382	6,051

15.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1	—	Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Level 2	—	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	—	Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at December 31, 2025 and March 31, 2025 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2025
Recurring measurements	Level 1	Level 2	Level 3	Total
	USD’000	USD’000	USD’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Financial assets
Short-term investments	464	—	—	464
Other investments	46,320	—	2,534	48,854

Financial liability
Derivative liabilities	—	163,550	—	163,550

	Fair value as at March 31, 2025
Recurring measurements	Level 1	Level 2	Level 3	Total
	USD’000	USD’000	USD’000	USD’000
	(Audited)	(Audited)	(Audited)	(Audited)
Financial assets
Short-term investments	5,078	—	—	5,078
Other investments	14,743	—	2,534	17,277

Financial liability
Derivative liabilities	—	50,768	—	50,768

Financial assets classified within Level 3 are equity investments in private companies and one public company which are suspended from quotation owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the nine months ended December 31, 2025 and 2024.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IA	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	SUBSEQUENT EVENTS

(a)	Acquisition of Chaarat ZAAV

The Group entered into a share purchase agreement with Chaarat on November 11, 2025 (as amended on December 24, 2025), pursuant to which the Group agreed to acquire from Chaarat its entire 100% equity interests in Chaarat ZAAV, which wholly owned the interests in a mining licence (approximately 7 km2) hosting the Tulkubash and Kyzyltash deposits and the surrounding exploration licence (27.42 km2) hosting the Karator and Ishakuld gold zones (collectively refer to the “Projects”), for a cash consideration of USD92 million. The USD92 million was paid on January 23, 2026 upon the receipt of the Kyrgyz government’s statutory pre-emptive right waiver. The acquisition was completed in January 2026. The acquisition will be accounted for as an asset acquisition as it was determined that the mineral projects did not constitute a business as defined by IFRS 3.

In January 2026, the Group entered into a cooperation agreement and a share purchase and shareholders’ agreement (together, the “Cooperation Agreements”) with the National Investment Agency (the “NIA”) under the President of the Kyrgyz Republic. Pursuant to the Cooperation Agreements, (a) the Group shall transfer 30% interest in Charaat ZAAV to an entity designated by the Kyrgyz Republic for nil consideration; (b) the USD70 million payment to the NIA shall be paid in two stages: (i) USD60 million upon the Kyrgyz Government issuing a waiver of its statutory pre-emptive right on the Projects and an extension of the validity period of Chaarat ZAAV’s mining licence from 2032 to 2062; and (ii) USD10 million after the achievement of certain milestones.

In April 2026, the Group transferred 30% interest in Chaarat ZAAV to Kyrgyzaltyn. In May 2026, the USD60 million consideration has been fully paid to the NIA after the Government of the Kyrgyz Republic extended the mining licence validity period for the Projects to 2062.

(b)	Santa Barbara Gold-Copper Project

On February 24, 2026, the Company and its wholly-owned subsidiary, Adventus Mining Corporation (together, the “Vendors”) entered into a share purchase agreement with TIN, the associate of the Group, to sell the Company’s wholly-owned subsidiary, Santa Barbara Metals Inc., which holds the Santa Barbara Gold-Copper Project located in southeastern Ecuador. The transaction closed on May 13, 2026. Under the terms of the agreement, the consideration consists of 15,000,000 common shares of TIN, at a deemed price of CAD0.40 per share, for an aggregate consideration of CAD6,000,000; and USD13.5 million in cash, payable to the Vendors in staged amounts over a three-year period following the acquisition closing date. In addition, the Vendors will receive a 1.5% net smelter return (NSR) royalty on the Santa Barbara Gold-Copper Project. Following the acquisition, the Company’s ownership interest in TIN increased to 30.8%, and the Company still accounts its investment in Tin as investment in an associate.

(c)	Term Loan Facilities

On April 20, 2026, the Group entered into a syndicated term loan facilities agreement (the “Facilities”) with a syndicate of international banks. The Facilities provide for an aggregate principal amount of RMB1.5 billion (approximately USD220 million). The Facilities consist of two tranches: Facility A (floating rate) in the amount of RMB452.5 million, which bears interest at Hong Kong Interbank Offered Rate for Offshore Chinese Yuan plus a margin of 1.92% per annum; and Facility B in the amount of RMB1,047.5 million, which bears a fixed interest rate of 3.67% per annum. The Facilities have a maturity of three years from the date of initial drawdown. As at the date of this report, the initial drawdown had not occurred.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX II	[REDACTED] FINANCIAL INFORMATION

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX II	[REDACTED] FINANCIAL INFORMATION

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX II	[REDACTED] FINANCIAL INFORMATION

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX II	[REDACTED] FINANCIAL INFORMATION

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX II	[REDACTED] FINANCIAL INFORMATION

[REDACTED]

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IIIA	COMPETENT PERSON’S REPORT FOR THE YING MINING DISTRICT

[REDACTED]

– IIIA-1 –

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IIIB	COMPETENT PERSON’S REPORT FOR THE GC MINE

[REDACTED]

– IIIB-1 –

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IIIC	TECHNICAL REPORT ON CURIPAMBA-EL DOMO POLYMETALLIC PROJECT, IN ECUADOR

[REDACTED]

– IIIC-1 –

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IIID	TECHNICAL REPORT ON CONDOR GOLD PROJECT IN ZAMORA CHINCHIPE PROVINCE, ECUADOR

[REDACTED]

- IIID-1 -

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IIIE	TECHNICAL REPORT ON CHAARAT PROJECT IN KYRGYZSTAN

[REDACTED]

- IIIE-1 -

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IIIF	COMPETENT PERSON’S REPORT FOR THE BYP MINE

[REDACTED]

– IIIF-1 –

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Set out below is a summary of certain provisions of the Company’s Articles and the Business Corporations Act (British Columbia) (the “BCBCA”), the governing corporate law of the Company, that may be relevant to investors. As the information contained below is in summary form, it does not purport to contain all of the information that may be important to shareholders of the Company and potential investors. The summary also contains a summary of certain rules and requirements of the Toronto Stock Exchange (the “TSX Listing Policies”), certain provisions of NYSE American LLC Company Guide (the “NYSE American Company Guide”) and certain Canadian securities laws and United States federal securities laws.

CORPORATE HISTORY

The Company was initially formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc. under the Company Act (British Columbia) on October 31, 1991. On October 5, 2000, Spokane Resources Ltd. consolidated its share capital on a ten for one basis and altered its Memorandum and Articles of Incorporation by changing its name to “SKN Resources Ltd.” At an annual and special general meeting held on October 20, 2004, the shareholders of the Company approved a resolution to increase the Company’s authorized capital to an unlimited number of common shares (each, a “Common Share”) and to adopt articles of incorporation reflecting the transition of the Company to the BCBCA. On May 2, 2005, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies changing its name from “SKN Resources Ltd.” to “Silvercorp Metals Inc.”. On September 28, 2007, shareholders of the Company approved a three- for-one share split in respect of the Common Shares.

SUMMARY OF ARTICLES AND CORPORATE LAWS

Set out below is a summary of certain provisions of the Company’s Articles and the BCBCA and, where applicable, a description of certain regulations and policies of the TSX and certain Canadian securities laws and certain provisions of the NYSE American Company Guide.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value (“Common Shares”). As at the Latest Practicable Date, there were a total of 221,174,202 Common Shares issued and outstanding. There are no special rights and restrictions attached to the Common Shares.

Issuance of Shares

All of the Common Shares have been and will be issued in accordance with the laws of British Columbia and the Articles. There is generally no limit in the BCBCA on the ability of a company to issue additional shares, provided that no shares may be validly issued unless and until they have been fully paid. However, the TSX Listing Policies require that prior TSX approval be obtained by a listed issuer for any proposed issuance of the listed securities or any securities convertible into or exchangeable for the listed securities and, in certain circumstances, prior approval of the listed issuer’s shareholders. Similarly, the NYSE American Company Guide requires that prior NYSE American approval be obtained by a listed issuer for any proposed issuance of the listed securities and, in certain circumstances, prior approval of the listed issuer’s shareholders.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Pursuant to Part 6 of the TSX Company Manual, the Company will be required to obtain prior shareholder approval for any issuance of Common Shares, or any securities convertible into or exchangeable for, Common Shares if such issuance:

•	materially affects control of the Company; or

•	provides consideration to insiders of the Company in aggregate of 10% or greater of the market capitalization of the Company during any six-month period.

Additionally, the Company is required to obtained shareholder approval in accordance with Part 6 of the TSX Company Manual in connection for private placements:

•	for an aggregate number of Common Shares that is greater than 25% of the number of Common Shares which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per share is less than the then-current market price of the Common Shares; or

•	that during any six month period are to insiders of the Company for Common Shares, or options, rights or other entitlements to listed Common Shares, greater than 10% of the number of Common Shares which are outstanding, on a non-diluted basis, prior to the date of closing of the first private placement to an insider during such six month period.

There is no requirement under the BCBCA or the TSX Listing Policies that the shareholders have a right to be offered any shares in a company which are being newly issued for cash before the same can be offered to new investors. Consequently, there is no requirement for the shareholders of the Company to provide an annual waiver from this obligation at a general or special meeting of shareholders.

Pursuant to Sections 711 through 713 of the NYSE American Company Guide, shareholder approval in accordance with Section 705 of the NYSE American Company Guide is required with respect to:

•	the establishment of, or material amendment to, a stock option or purchase plan or other equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees or consultants, subject to certain exceptions;

•	an application to list additional shares to be issued as consideration for an acquisition of the stock or assets of another company where: (i) any individual director, officer or substantial shareholder of the listed company has a 5% or greater interest or such persons collectively have a 10% or greater interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be aid in the transaction and the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 5% or more; or (ii) the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more;

•	an application to list additional shares in any other transaction where (i) the sale, issuance or potential issuance by the issuer of common stock or securities convertible into common stock at a price less than the Minimum Price which together with sales by officers, directors or principal shareholders of the issuer equals 20% or more of presently outstanding common stock; or (ii) the sale, issuance or potential issuance by the issuer of common stock or securities convertible into common stock equal to 20% or more of presenting outstanding stock for less than the Minimum Price of the stock; provided, that shareholder approval is not required for a transaction that the NYSE American deems to be a fully marketed “public offering”, after considering all relevant factors. “Minimum Price” means a price that is the lower of: (i) the official closing price immediately preceding the signing of the binding agreement; or (ii) the average official closing price for the five trading days immediately preceding the signing of the binding agreement.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

•	an application to list additional shares when the issuance or potential issuance of additional shares will result in a change of control of the issuer, including, but not limited to, those issuances that constitute a “reverse merger” as specified in NYSE American Company Guide Section 341.

Pursuant to Section 110 of the NYSE American Company Guide, NYSE American will consider the laws, customs and practices of a foreign company’s country of domicile, to the extent not contrary to the United States federal securities laws, regarding certain matters including shareholder approval requirements. A company seeking relief under these provisions should provide the NYSE American with written certification from independent local counsel that the non-complying practice is not prohibited by home country law, and must provide English language disclosure of any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies pursuant to NYSE American standards. The Company is a British Columbia corporation, and has disclosed on its website that it will seek a waiver from NYSE American’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under British Columbia law or under the policies of the TSX.

Under applicable Canadian securities laws, offers and sales of Common Shares for issuance by the Company must be made pursuant to the Document requirements of the applicable Canadian securities laws or pursuant to an available exemption from such requirements. Under the United States federal securities laws, offers and sales of Common Shares for issuance by the Company must be made in accordance with the registration requirements of the U.S. Securities Act, or pursuant to an available exemption or exclusion from such requirements.

Subdivision and Consolidation

Subject to compliance with the TSX Listing Policies and the NYSE American Company Guide, the Company may at any time by ordinary resolution (i) sub-divide its issued and outstanding Common Shares into a greater number of Common Shares or (ii) consolidate and combine its issued and outstanding Common Shares into a lesser number of Common Shares.

Legal Capacity

Pursuant to section 30 of the BCBCA, the Company has the legal capacity and rights, powers and privileges of an individual of full capacity. Under the BCBCA, the Company is not required to have an “objects” clause in its Articles.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Voting Rights

Under the BCBCA and the Company’s Articles, each Common Share entitles the holder thereof to one vote at any meeting of shareholders. Each shareholder entitled to attend and vote at a meeting of shareholders may attend and vote in person or appoint a proxy to attend and vote on their behalf. A corporate shareholder may appoint a person to act as its representative at any meeting of shareholders, provided that the instrument appointing such representative must (i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or (ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

On a show of hands, every person present who is a shareholder of the Company or a proxy or representative of a shareholder has one vote. On a poll, every person present who is a shareholder of the Company or a proxy or representative of a shareholder shall have one vote per Common Share.

Under section 624 of the TSX Company Manual, the legal designation of a class of securities, shall, except where the securities are preference securities and are legally designated as such (i) if the voting rights attached to the securities are subordinate to the voting rights of other securities, include the words “subordinate voting” in their legal designation, (ii) if the securities are non-voting securities, include the words “non-voting” in their legal designation and (iii) if the securities have limited or restricted voting rights, include the words “restricting voting” in their legal designation. The Company has not issued a class of subordinate voting, non-voting or restricted voting securities.

Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Dividends

Under the Company’s Articles, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable, subject to the requirement under section 70 of the BCBCA that a company may not declare or pay a dividend if there are reasonable grounds for believing that (i) the company is insolvent or (ii) the payment of the dividend would render the company insolvent.

Under the Company’s Articles, the directors of the Company may set the record date for the purpose of determining shareholders entitled to receive payment of the dividend, provided that the record date must not precede the date on which the dividend is to be paid by more than two months. A dividend may be paid wholly or partly by the distribution of cash or cash equivalents, specific assets or of fully paid Common Shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Dividends do not lapse or bear interest against the Company. Any dividend or other distribution payable in cash in respect of Common Shares may be paid by cheque, made payable to the order of the person to whom it is sent. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Liquidation

Liquidation is the process by which a company incorporated under the BCBCA may be wound up. In a liquidation, all debts and liabilities of the company are satisfied and any remaining assets are distributed to shareholders. The liquidation process can be voluntary or pursuant to a court order issued by a court of competent jurisdiction on application by the company, a shareholder of the company, a director of the company or any other person, including a creditor, the court considers appropriate. Voluntary liquidation is subject to the approval of the shareholders of the Company by way of special resolution.

The appointment of a liquidator suspends the powers of the directors of a company. The liquidator has a duty, subject to the BCBCA, to use his or her own discretion in realizing the assets of a company or distributing those assets among the creditors and shareholders of the company. The liquidator must:

•	except for assets to be distributed in kind to the shareholders of the company, dispose of the company’s assets;

•	pay or make provision for all of the company’s liabilities; and

•	after paying or providing for all liabilities, distribute the remaining assets in money or in kind among the shareholders according to their rights and interests in the company.

A company may also apply to be dissolve under Part 10, Division 2 of the BCBCA, without going through the liquidation process, including appointment of a liquidator, if it (i) is authorized to do so by ordinary resolution, (ii) has no assets and (iii) has no liabilities or has made adequate provision for the payment of its liabilities.

Transfer of Shares

The Company’s Articles provide that a transfer of Common Shares must not be registered unless:

•	a duly signed instrument of transfer in respect of such Common Shares has been received by the Company;

•	if a share certificate has been issued by the Company in respect of the Common Shares to be transferred, that certificate has been surrendered to the Company; and

•	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the Common Shares to be transferred, that acknowledgment has been surrendered.

The instrument of transfer in respect of any Common Shares proposed to be transferred must be either in the form, if any, on the back of the share certificates or in any other form that may be approved by the directors of the Company from time to time. Except as set forth above, there are no restrictions on the transfer of Common Shares set forth in the Company’s Articles.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Under Canadian securities laws, certain persons in a “special relationship” with the Company, including directors, officers and other insiders of the Company, are prohibited from trading in Common Shares with knowledge of any material fact or material information in respect of the Company that has not been generally disclosed to the public. Similarly, United States federal securities laws prohibit the purchase or sale of a security of any issuer, on the basis of material nonpublic information about that security or issuer, in breach of a duty of trust or confidence that is owed directly, indirectly, or derivatively, to the issuer of that security or the shareholders of that issuer, or to any other person who is the source of the material nonpublic information.

Under Canadian securities laws, any shareholder who is considered a “control person” of the Company within the meaning of Canadian securities laws must comply with certain requirements prior to selling any Common Shares, including signing and filing a “Notice of Intention to Distribute Securities” in accordance with the requirements of National Instrument 45-102 Resale of Securities, at least seven days in advance of the distribution. To the knowledge of the Company, the Company does not currently have any “control persons” within the meaning of Canadian securities laws.

Under United States federal securities laws, an “affiliate” of the Company who intends to sell Common Shares in reliance upon the exemption from registration requirements provided by Rule 144 under the U.S. Securities Act, if available, must comply with certain requirements, including, without limitation, and subject to certain exceptions, transmitting a Form 144 for filing with SEC no later than the time of placing with a broker of an order to execute a sale of securities in reliance upon Rule 144 or the execution directly with a market maker of such a sale. An “affiliate” of the Company means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Executive officers, directors and significant shareholders of a company are often considered to be affiliates of a company. The Company makes no representation, warranty or covenant that Rule 144 will be available to any shareholder of the Company.

Special Rights and Restrictions

Pursuant to section 61 of the BCBCA, a right or special right attached to issued shares must not be prejudiced or interfered with unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of those shareholders. There are no special rights or restrictions currently attached to any of the Company’s shares, however, the Company may by special resolution (i) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued or (ii) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued

Borrowing Powers

Under the Company’s Articles, the Company, if authorized by its directors, has the power and capacity:

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions the directors consider appropriate;

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

•	issue bonds, debentures and other debt obligations, either outright or as security, for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

•	guarantee the repayment of money by any person or the performance of any obligation of any other person; and

•	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Under the Company’s Articles and the BCBCA, the directors may delegate any or all of these powers to a committee of directors or to the executive team.

Indemnification of Directors

Under the Company’s Articles, the Company must indemnify a director, former director and each of their heirs and legal personal representatives against all “eligible penalties” to which such person is or may be liable, subject to any restrictions set forth in the BCBCA. An “eligible penalty” is a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an “eligible proceeding”. An “eligible proceeding” is a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company (an “eligible party”), or any heirs or legal personal representatives of the eligible party, by reason of the eligible party being or having been a director (i) is or may be joined as a party or (ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

Notwithstanding the foregoing, the Company may not indemnify an eligible party or pay such eligible party’s expenses in certain circumstances prescribed by the BCBCA, including circumstances in which:

•	in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Company or any associated corporation, as the case may be; or

•	in the case of an eligible proceeding other than a civil proceeding, the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Under the Company’s Articles, the Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

•	is or was a director, officer, employee or agent of the Company;

•	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

•	at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

•	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity, against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

Disclosure of Directors’ Interests

Under the BCBCA, a director or senior officer of the Company holds a “disclosable interest” in a contract or transaction if:

•	the contract or transaction is material to the Company;

•	the Company has entered, or proposes to enter, into the contract or transaction; and

•	either (i) the director or senior officer has a material interest in the contract or transaction; or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

Subject to certain exemptions for transactions involving wholly-owned subsidiaries and related companies, a director or senior officer who holds a disclosable interest must disclose the nature and extent of the conflict as required by the BCBCA. Unless such requirements are complied with, a director or senior officer who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction.

If a material contract or material transaction is made between our Company and one or more of its directors or officers, or between the Company and another corporate entity of which the director or officer is a director or officer or in which the director or officer has a material interest, the contract or transaction is neither void nor voidable by reason of that relationship or by reason that a director with an interest in the contract or transaction is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction.

Restrictions on Directors’ Voting

Under the Company’s Articles, a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any board resolution to approve that contract or transaction (unless all of the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution). Circumstances in which all directors could have a disclosable interest are rare is extremely rare but could arise, for example, if the Company proposed to issue shares to all directors outside the scope of their remuneration. In this circumstance, all of the directors would declare their interest in the transaction (with such declaration being noted in the minutes or consent resolution) and would then vote on the matter. Additionally, the directors are subject to their overriding duties to act in the best interest of the Company.

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the board meeting at which the contract or transaction is considered for approval may be counted in determining whether a quorum is present at the meeting, even if the director is prohibited from voting on the matter as described above.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Number of Directors

The Company’s Articles provide that the number of directors of the Company will be the greater of three and the number of Directors is fixed by ordinary resolution. In the absence of any such ordinary resolution, the number of directors of the Company will be the greater of three and the number of Directors actually elected at the last meeting of shareholders at which an election of directors took place.

The incumbent directors may, between annual meetings of shareholders, appoint one or more additional directors up to a maximum of one-third of the directors elected by the shareholders of the Company at the last meeting of shareholders at which an election of directors took place.

All directors must be individuals. There are no residency requirements for directors under the BCBCA. A director is not required to hold Common Shares or other securities of the Company.

Directors’ Term of Office

Unless a director dies, resigns or is removed from office in accordance with the Company’s Articles and the BCBCA, the term of office of each of the incumbent directors ends at the conclusion of the next annual meeting of shareholders following his or her most recent election or appointment.

Meetings of Shareholders

Unless an annual general meeting is deferred or waived in accordance with the BCBCA, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the date of the last annual general meeting at such time and place as may be determined by the directors of the Company. Under the TSX Listing Policies, which are more prescriptive than the NYSE American Company Guide, the Company is required to hold its annual general meeting within six months following the end of its fiscal year. In addition, the directors may call a special meeting of shareholders at any time the directors consider appropriate. Under the Company’s Articles, the Company must provide shareholders with at least 21 days’ notice of any meeting if and for so long as the Company is a public company.

Under the BCBCA, shareholders who hold in the aggregate at least 5% of the issued and outstanding Common Shares may requisition a meeting of shareholders in compliance with the requirements of the BCBCA. If the directors do not, within 21 days after the date on which the requisition is received by the Company, send notice of a general meeting, the requisitioning shareholders, or any one or more of them holding, in the aggregate, more than 2.5% of the issued and outstanding Common Shares, may send notice of a meeting of shareholders to be held to transact the business stated in the requisition.

Unless the shareholders resolve otherwise by an ordinary resolution at the meeting called by the requisitioning shareholders, the Company must reimburse the requisitioning shareholders for the expenses actually and reasonably incurred by them in requisitioning, calling and holding that meeting.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Quorum Requirements

Under the Company’s Articles, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least five percent of the issued shares entitled to be voted at the meeting.

The NYSE American Company Guide recommends that a listed company’s quorum for a meeting of shareholders be not less than 33 1/3% of the shares issued and outstanding and entitled to vote. However, quorum for a meeting of shareholders is among the requirements for which a foreign company may seek an exemption pursuant to Section 110 of the NYSE American Company Guide. On its website, the Company discloses that it is relying on Section 110 to follow the standards set forth in its Articles.

Election of Directors

At every annual general meeting, the shareholders of the Company entitled to vote at the annual general meeting for the election of directors are entitled to elect a board of directors consisting of the applicable number of directors determined in accordance with the Company’s Articles. All the directors of the Company cease to hold office immediately before such election but are eligible for re-election.

If the Company fails to hold an annual general meeting on or before the date by which the annual general meeting is required to be held under the Company’s Articles and the BCBCA, or the shareholders fail to elect or appoint any directors at such meeting, then each director then in office continues to hold office until the earlier of (i) the date on which his or her successor is elected or appointed and (ii) the date on which he or she otherwise ceases to hold office under the Company’s Articles or the BCBCA.

Consistent with TSX Listing Policies, the Company has adopted a “majority voting policy” with respect to the election of directors, which policy is only applicable in the case of an uncontested elections of directors (being an election in which the number of nominees for director does not exceed the number of directors proposed to be elected). In an uncontested election of directors of the Company, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” such election will, promptly following the meeting, tender his or her offer to resign to the Chair of the board. The board will consider the resignation offer and will determine whether or not to accept it within 90 days following the meeting. The board will be expected to accept the resignation except in situations where exceptional circumstances warrant the applicable director to continue to serve on the board. In considering whether or not to accept the resignation, the board must take into account all factors it deems relevant, including, without limitation, any stated reasons why shareholders “withheld” votes from the election of that nominee, the composition of the board and the qualifications of the director whose resignation has been tendered and the Company’s corporate governance policies and practices. The resignation of the applicable director will be effective as at the date that his or her resignation offer is accepted by the Board.

Advance Notice Provisions

Under the Company’s Articles, no person will be eligible for election as a director of the Company unless nominated in accordance with the Company’ advance notice policy (the “Advance Notice Policy”). The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders other than pursuant to (i) a “proposal” made in accordance with Division 7 of the BCBCA or (ii) a requisition of shareholders made in accordance with section 167 of the BCBCA.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company. In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 or more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

To be in proper written form, a notice to the Company nominating a person for election to the board of directors must include certain information as set forth in the Advance Notice Policy with respect to the nominee and to the nominating shareholder. The board of directors may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Disposition of Assets

Under the BCBCA, the Company may not sell, lease or otherwise dispose of all or substantially all of its assets and undertaking unless it does so in the ordinary course of its business or it has been authorized to do so by special resolution. Otherwise, there are no specific restrictions under the BCBCA on the ability of the Company to dispose of all or substantially all of its assets other than the requirement of the directors to discharge their duties of care to act in good faith, for a proper purpose and in the best interests of the Company.

Accounting and Auditing Requirements

Under the BCBCA and applicable Canadian and United States securities laws, the Company must prepare annual audited financial statements and unaudited quarterly financial statements. The annual audited financial statements of the Company and the auditor’s report thereon must be presented to the annual general meeting of shareholders and delivered to shareholders.

Central Securities Register

The Company must maintain, at a location designated by the directors, a central securities register in which it registers the Common Shares issued by the Company, all transfers of Common Shares so issued and details of such issuances and transfers. The Company may also maintain one or more branch registers at locations designated by the directors. Particulars of each issue or transfer of a Common Share registered in a branch securities register must also be promptly registered in the central securities register.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Inspection of Books and Records

A shareholder may, during statutory business hours and without charge, inspect the records of the Company, other than certain records prescribed under the BCBCA as records that a shareholder of a company is not entitled to inspect.

Arrangements and Other Fundamental Corporate Transactions

The BCBCA provides for arrangements and other fundamental corporate transactions involving the Company, its shareholders and creditors and other persons. The relevant provisions of the BCBCA permit fundamental changes to take place with respect to the Company affecting shareholders, creditors and other persons if certain approvals are obtained from the affected shareholders, creditors and other persons. In the case of arrangements, the prior approval of a court of competent jurisdiction is also required.

Arrangements are typically used for numerous forms of acquisitions, going-private transactions, substitutions of new shares for arrears of dividends on existing shares, exchanges of shares of one class for shares or other securities of the Company or of another body corporate, exchanges of shares or other securities for money and, in the case of creditors, debt reorganizations.

Dissent and Appraisal Rights

Pursuant to the BCBCA, the shareholders of the Company are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their Common Shares in connection therewith. The right of dissent is applicable in respect of:

●	a resolution to alter the Company’s Articles, to alter restrictions on the powers of the Company or on the business it is permitted to carry on;

●	a resolution to adopt an amalgamation agreement or otherwise approve an amalgamation;

●	a resolution to approve an arrangement, the terms of which arrangement permit dissent;

●	a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the Company’s undertaking;

●	a resolution to authorize the continuation of the Company into a jurisdiction other than British Columbia;

●	any other resolution, if dissent is authorized by the resolution; or

●	any court order that permits dissent.

The BCBCA sets out the process and procedures that must be followed for a shareholder to exercise dissent rights.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Statutory Derivative Actions

Pursuant to the BCBCA, a shareholder or a director of the Company (the “complainant”) may, with leave of a court of competent jurisdiction, prosecute a legal proceeding in the name and on behalf of the Company:

●	to enforce a right, duty or obligation owed to the Company that could be enforced by the Company itself; or

●	to obtain damages for any breach of such a right, duty or obligation.

With leave of a court of competent jurisdiction, a complainant may also, in the name and on behalf of the Company, defend a legal proceeding brought against the Company.

A court of competent jurisdiction may grant leave for a statutory derivative action on terms it considers appropriate if (i) the complainant has made reasonable efforts to cause the Directors to prosecute or defend the legal proceeding, (ii) notice of the application for leave has been given to the Company and any other person that the court may order, (iii) the complainant is acting in good faith and (iv) it appears to the court that it is in the best interests of the Company for the legal proceeding to be prosecuted or defended.

Oppression Remedy

A shareholder of the Company may apply to a court of competent jurisdiction for an order on the grounds that (i) the affairs of the Company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of its shareholders, including the applicant, or (ii) that an act of the Company has been taken or is threatened, or that a resolution of shareholders has been passed or is proposed, that is unfairly prejudicial to one or more shareholders, including the applicant.

On application, the court may, with a view to remedying or bringing to an end the matters complained of, make any interim or final order it considers appropriate, including an order:

●	directing or prohibiting any act;

●	regulating the conduct of the Company’s affairs;

●	appointing a receiver or receiver manager;

●	directing an issue or conversion or exchange of shares;

●	removing any director or appointing directors in place of or in addition to all or any of the directors then in office;

●	directing the Company to purchase some or all of the Common Shares of a shareholder;

●	directing a shareholder to purchase some or all of the Common Shares of any other shareholder;

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

●	unless the Company is insolvent or the payment would render it insolvent, directing the Company to pay to a shareholder all or any part of the money paid by that shareholder for Common Shares of the Company;

●	varying or setting aside a transaction to which the Company is a party and directing any party to the transaction to compensate any other party to the transaction;

●	requiring the Company, within a time specified by the court, to produce to the court or to an interested person financial statements or an accounting in any form the court may determine;

●	directing correction of the registers or other records of the Company;

●	directing that the Company be liquidated and dissolved;

●	directing that an investigation be made under the BCBCA or requiring the trial of any issue; or

●	authorizing or directing that legal proceedings be commenced in the name of the Company against any person on the terms the court directs

Stamp Duty on Transfers

No Canadian or British Columbia stamp duty is payable on transfers of shares in a company that is incorporated or continued in British Columbia.

Remuneration of Directors

Neither the BCBCA nor the Company’s Articles require a director of the Company to hold shares issued by the Company. The BCBCA and the Company’s Articles are silent with respect to the remuneration of the Directors.

DISCLOSURE OF SHAREHOLDINGS

Under applicable Canadian securities laws, every “insider” of the Company must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the Company and any acquisitions or dispositions of securities of the Company on an ongoing basis. The term insider includes a director or senior officer of the Company, a director or senior officer of an entity that is itself an insider or subsidiary of the Company, and a person that has direct or indirect beneficial ownership of, or control or direction over securities of the Company carrying more than 10% of the Company’s voting securities.

Under Canadian securities law, an investor in the Company is also obliged to issue a news release and file an “early warning report” upon acquiring beneficial ownership or control or direction over 10% or more of the issued and outstanding Common Shares. Thereafter, the shareholder must issue an additional news release and file another report if its ownership interest in the issued and outstanding Common Shares changes by 2% or more or there is a change in any material fact disclosed in a previous news release or early warning report.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Under the U.S. Exchange Act, a person that beneficially owns more than five percent of the Common Shares, calculated in the manner determined by the rules adopted under the U.S. Exchange Act, is required to file beneficial ownership reports on Schedule 13D or, if available, Schedule 13G under the U.S. Exchange Act. Additional disclosures under the U.S. Exchange Act and other United States federal securities laws apply to persons that satisfy certain thresholds under the United States federal securities laws for large traders, institutional investment managers and certain other types of investors.

The description of disclosure obligations set forth above is summary in nature in only and it is the obligation of each shareholder of the Company to inform itself and comply with all disclosure obligations under Canadian and United States securities laws.

TAKE-OVERS AND MERGERS

There are two commonly used methods to acquire a public company in Canada: (i) take-over bids and (ii) business combinations.

Take-over Bids

Overview

The first and most straightforward way to acquire a public company in Canada is a take-over bid, whereby the bidder makes its offer directly to the target company shareholders. Take-over bids in Canada are principally governed by Canadian securities law, including NI 62-104.

A “take-over bid” is generally defined as an offer to acquire a class of outstanding voting or equity securities of an issuer made to one or more persons in the local jurisdiction where the securities subject to the offer, together with securities held by the offeror and any person acting in concert with the offeror, constitute in the aggregate 20% or more of the outstanding securities of that class. Subject to limited exemptions, a takeover bid must be made to all holders of the applicable class of securities in the local jurisdiction and the offer must remain open for 105 days, subject to the target board’s ability to reduce the bid period by either:

●	issuing a news release announcing a shorter bid period for a specific take-over bid (which cannot be less than 35 days), in which case all outstanding or subsequent take-over bids will also become subject to the shorter minimum bid period from the date of their respective bid, provided that the bid must not expire before ten days from the date of variation; or

●	issuing a news release indicating that it has agreed to enter into, or determined to effect, a specified alternative transaction (generally, a plan of arrangement or other business combination requiring shareholder approval), in which case all outstanding or subsequent take-over bids will become subject to a 35-day minimum bid period from the date of their respective bid.

Under NI 62-104, all holders of the same class of securities must be offered identical consideration. This means that it is not permissible to have collateral agreements with, for example, a controlling shareholder or a shareholder who is a senior officer that would result in additional consideration flowing to that shareholder (subject to certain exceptions covering, for example, employment contracts or severance arrangements). In addition, any purchases made by the bidder of securities that are of the same class as the securities that are subject to the bid and that were effected during the 90 days prior to the bid will be “integrated” into the bid. This means that the bidder will be required to offer to acquire the same percentage of securities and offer to pay the same amount and form of consideration as was offered in any pre-bid acquisitions, excluding normal course purchases on a stock exchange.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

A take-over bid must be subject to a non-waivable condition that more than 50% of all outstanding target securities, excluding securities owned or held by the bidder and its joint actors (the “minimum tender requirement”), be tendered and not withdrawn before the bidder can take up any securities under the take-over bid. The take-over bid must also be extended by the bidder for at least an additional ten days after the bidder achieves the minimum tender condition and all other terms and conditions of the bid have been complied with or waived. After the take-over bid expires, the bidder is prohibited from acquiring additional securities of the same class for 20 business days, except for normal course purchases over a stock exchange.

Certain take-over bids are exempt from compliance with the foregoing requirements, including:

●	normal course purchases on an exchange, at the prevailing market price for the securities, not exceeding 5% of the outstanding securities of the class (whether acquired in reliance on this exemption or otherwise) in a 12-month period (referred to as the de minimis exemption);

●	transactions involving the acquisition of securities from not more than five shareholders of the target company, provided that the price paid does not exceed 115% of the prevailing market price (referred to as the private agreement exemption);

●	the acquisition of securities for which there is no published market of a company that is not a reporting issuer and has fewer than 50 shareholders exclusive of current or former employees; and

●	foreign take-over offers where, inter alia, the number of securities held beneficially by Canadian shareholders is reasonably believed to be less than 10% of the total outstanding securities, and Canadian shareholders are entitled to participate on terms at least as favourable as other shareholders.

A take-over bid may constitute a “tender offer” for purposes of the United States federal securities laws. In that case, the United States federal securities laws impose additional requirements on the transaction. Section 14(e) of the U.S. Exchange Act, and Regulation 14E adopted by the SEC thereunder generally apply to all tender offers, subject to certain exceptions. They impose requirements including, subject to certain exceptions, the length of time during which an offer must remain open, the time period for paying the consideration offered or returning the securities deposited by security holders, the manner of disclosing certain amendments to the offer, disclosure obligations of the company whose securities are the subject of the tender offer, restrictions on insider trading and tipping, restrictions on certain transactions in connection with a partial tender offer, prohibitions on certain purchases in connection with a tender offer, certain restrictions in connection with roll-ups, and certain restrictions on pre-commencement communications.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

In addition, when a tender offer relates to a class of equity securities that is registered under Section 12 of the U.S. Exchange Act, such as the Common Shares, additional requirements apply pursuant to Section 14(d) of the U.S. Exchange Act and Regulation 14D adopted by the SEC thereunder. Such regulations can include, among other things, requirements relating to the content, SEC and stock exchange filing, review and dissemination of the offer documentation and related communications, the manner of addressing any changes, equal treatment of holders, withdrawal rights of holders, and other obligations of the bidder and the subject company.

Exemptions from certain of the foregoing tender offer requirements may be available depending on the circumstances, including:

●	a “Tier I” exemption from many of the applicable tender offer regulations, for certain tender offers for the securities of a foreign private issuer, as defined in Rule 3b-4 under the U.S. Exchange Act, in which U.S. holders do not hold more than 10% of the class of securities sought in the offer;

●	a “Tier II” exemption from certain of the applicable tender offer regulations, for certain tender offers for the securities of a foreign private issuer in which U.S. holders do not hold more than 40% of the class of securities sought in the offer; and

●	an exemption from many of the applicable tender offer regulations, for certain tender offers for the securities of a Canadian foreign private issuer if less than 40% of the class of securities that is the subject of the tender is held by U.S. holders and the tender offer is subject to, and the bidder complies with, applicable Canadian requirements.

Furthermore, if the consideration being offered by the bidder includes securities, then the bidder must either register the offer and sale of the securities with the SEC under the U.S. Securities Act or comply with an available exemption or exclusion from such registration requirements.

Second Step Take-Out Transactions

If the bidder succeeds in acquiring at least 90% of the target company securities within four months of the commencement of the bid (other than securities owned by the bidder at the commencement of the bid), section 300 of the BCBCA provides the bidder with the ability to acquires the securities held by the remaining target shareholders through a relatively simple statutory process. Subject to the right of non-tendering shareholders to exercise “dissent rights” (which entitle them to have the fair value of their securities determined by a court), securities acquired pursuant to section 300 of the BCBCA will be acquired for the same amount and type of consideration as securities acquired pursuant to the take-over bid.

Alternatively, if the bidder acquires at least two-thirds, but less than 90%, of the outstanding securities, the bidder may call a special meeting of the shareholders of the target company (including the bidder) for the purposes of voting on an amalgamation with an affiliate of the bidder, the result of which will be that the remaining shareholders are “squeezed out” for the same consideration that was offered in the take-over bid. Subject to certain conditions, the votes attached to securities acquired under the bid may be included as votes in favour of the amalgamation for purposes of determining whether the required minority approval has been obtained. This second step take-out transaction (which is often referred to as a “squeeze-out merger”) takes longer than the 90% compulsory acquisition under the corporate statute because of the need to call a meeting of the shareholders of the target company.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

If the consideration being offered by the bidder in a second step transaction includes securities, then the bidder must either register the offer and sale of the securities with the SEC under the U.S. Securities Act or comply with an available exemption or exclusion from such registration requirements.

Business Combinations

Acquisitions of Canadian public companies are most frequently effected not by way of a take-over bid, but through a “business combination”, which is a statutory procedure (such as an amalgamation, consolidation or plan of arrangement) under the target company’s corporate statute.

Merger by Amalgamation

Where an acquirer believes that there is a high likelihood that the holders of over two-thirds of the outstanding target securities will support the transaction, but it is unlikely to achieve a 90% tender in a take-over bid, the acquirer may prefer to propose to complete the transaction by way of a going private merger transaction pursuant to which (i) the target company will be amalgamated with an affiliate of the acquirer and (ii) all of the target company’s shareholders will exchange their securities of the target for whatever consideration is being offered (either cash or securities of the acquirer). An amalgamation is similar to a merger under U.S. corporate law except that, in an amalgamation, neither corporation disappears into the other. Instead, in an amalgamation, both corporations combine to form a single corporation that succeeds to all of the assets and liabilities of the amalgamating corporations. Under s. 271 of the BCBCA, the shareholders of the target company are required to approve the amalgamation by way of a “special resolution” at a duly called meeting of the shareholders of the target company.

Securityholders who do not vote in favour of an arrangement, will generally be granted dissent rights which entitle them to have the fair value of their securities determined by a court.

If the consideration being offered by the acquirer in an amalgamation includes securities, then the acquirer must either register the offer and sale of the securities with the SEC under the U.S. Securities Act or comply with an available exemption or exclusion from such registration requirements.

Arrangement

The most common form of business combination is the “plan of arrangement”. Consistent with corporate statutes in other jurisdictions in Canada, the BCBCA provides that companies can be merged and their outstanding securities can be exchanged, amended or reorganized through a court-supervised process known as a plan of arrangement.

In order to complete a business combination by way of arrangement, the target company must apply for an initial court order directing the target company to seek the approval of its shareholders at a duly called meeting and fixing certain procedural requirements for obtaining such approval. If the transaction is approved in accordance with the approval requirements set forth in the interim order (typically at least two-thirds of the votes cast at the meeting), a second court appearance at which the court will consider the substantive fairness of the transaction and any interested party may appear and object to the completion of the transaction. In the absence of meritorious objections from other interested parties, the court will give its approval and the relevant transactions will become effective.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

The plan of arrangement has two significant advantages in the right circumstances. One is that it allows for multiple transactions to happen all at once or in a specified sequence following the approval of the shareholders and the order of the court. This can sometimes be useful, for example, where there are multiple companies involved in the transaction, where several classes of equity and debt securities are outstanding, or where the sequencing of particular steps in the transaction is important to achieve an advantageous tax result.

Securityholders who do not vote in favour of an arrangement, will generally be granted dissent rights which entitle them to have the fair value of their securities determined by a court.

If the consideration being offered by the acquirer in a plan of arrangement includes securities, then the acquirer must either register the offer and sale of the securities with the SEC under the U.S. Securities Act or comply with an available exemption or exclusion from such registration requirements. One advantage to structuring an acquisition of a Canadian company as a plan of arrangement is that it will generally permit securities of the bidder to be issued to U.S. holders of the target company without requiring such securities to be registered under the U.S. Securities Act, in reliance upon the exemption from registration requirements provided by Section 3(a)(10) thereunder.

Because the Company is incorporated under the laws of the Province of British Columbia, Canada, any proposed acquisition of the Company must be completed in accordance with the requirements of the BCBCA. In addition, because the Company is a reporting issuer under Canadian securities laws and a registrant under U.S. securities laws, any proposed acquisition of the Company must be undertaken in accordance with Canadian and U.S. securities laws. Following the [REDACTED], any proposed acquisition of the Company will also need to comply with requirements of the Hong Kong Takeovers Code. There are certain differences between the Hong Kong Takeovers Code and applicable Canadian and U.S. corporate and securities laws. Unless SFC grants a waiver from strict compliance with the relevant provisions of the Hong Kong Takeovers Code, Shareholders and [REDACTED] of the Company will need to comply with the Hong Kong Takeovers Code and applicable Canadian and U.S. corporate and securities laws in connection with any proposed acquisition of Shares.

REPURCHASE OF SHARES

Subject to compliance with the TSX Listing Policies and Canadian securities laws, a company incorporated under the BCBCA may purchase its own shares on such terms and at such times as may be determined by its directors from time to time. As a general matters, the purpose of these policies and laws is to ensure that all of a company’s shareholders are treated equally.

Corporate Rules

The BCBCA and the Company’s Articles permit the Company to purchase its own shares on such terms and at such times as may be determined by the directors from time to time, provided that the Company may not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that the Company is insolvent or that making the payment or providing the consideration would render the Company insolvent. If the Company retains a share it repurchases, the Company’s Articles provide that (i) it may not exercise any voting rights in respect of those shares or (ii) pay a dividend or make any other distribution in respect of those shares.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Canadian Securities Laws

Under National Instrument 62-104 Take-Over Bids and Issuer Bids (“NI 62-104”), any offer by an issuer to purchase its own securities (other than non-convertible debt securities) made to any person in the local jurisdiction is an “issuer bid” unless (i) no valuable consideration is offered or paid for the securities or (ii) the acquisition, redemption or offer is a step in an amalgamation, merger, reorganization or arrangement that requires approval in a vote of security holders.

If the Company were to make an offer to acquire Common Shares, the Company would be required to make a formal issuer bid in compliance with the requirements of NI 62-104, unless an exemption from these requirements was available. Key requirements under NI 62-104 include the following:

●	the issuer must file and send an issuer bid circular in the prescribed form to all holders of the class of securities that are the subject of the issuer bid;

●	unless exempt, the issuer is required to obtain an independent formal valuation of the securities that are the subject of the bid and summarize the formal valuation in the issuer bid circular;

●	the issuer bid must remain open for acceptance for a minimum of 35 days and the issuer must not take up any securities deposited under the bid until at least 35 days have elapsed; and

●	depositing security holders are entitled to withdraw their securities at any time before the securities are taken up by the issuer.

In the case of a partial issuer bid, the issuer is required to take up and pay for the securities proportionately according to the number of securities deposited by each securityholder. However, the issuer is not required to take up securities on a pro rata basis from those securityholders who are entitled to elect a minimum price per security and elect a minimum price that is higher than the price that the issuer pays for securities under the bid.

Under NI 62-104, certain bids are exempt from formal issuer bid requirements under Canadian securities laws, including exemptions for issuers with a minimal share ownership presence in Canada. In the case of a TSX-listed company, there is also an exemption for an issuer bid made in the normal course in accordance with the TSX Listing Policies. An issuer bid made in a published market that is not a “designated exchange” will also be exempt if (i) the bid is for not more than 5% of the outstanding securities of the class, (ii) the aggregate number of securities acquired under this exemption within any 12-month period under the exemption does not exceed 5% of the outstanding securities at the beginning of the period and (iii) the value of the consideration paid for any of the securities does not exceed the market price plus reasonable brokerage fees and commissions actually paid.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

TSX Rules for Normal Course Issuer Bids

Pursuant to the TSX Listing Policies, a normal course issuer bid carried out over the facilities of the TSX is subject to a number of detailed requirements, including:

●	the number of listed securities that may be acquired in any 12 month period commencing on the date specified in the notice of issuer bid filed with the TSX must not be greater than (i) 10% of the “public float” and (ii) 5% of such class of securities issued and outstanding;

●	subject to certain exceptions for “block purchases”, the number of listed securities that may be acquired on any trading day may not exceed the greater of (i) 25% of the “average daily trading volume” and (ii) 1,000 securities;

●	shares may not be acquired at a price which is not higher than the last independent trade of a board lot;

●	subject to certain exceptions for “block purchases”, intentional cross or pre-arranged trades are not permitted; and

●	except pursuant to “automatic securities purchase plan” that complies with TSX requirements, an issuer may not purchase securities pursuant to an issuer bid when it possesses any material information that has not been disclosed.

United States Federal Securities Laws and NYSE American Company Guide

The U.S. federal securities laws and the NYSE American Company Guide do not impose detailed requirements on a normal course issuer bid. If any purchases are to be made in the United States, the issuer will commonly structure such purchases in compliance with Rule 10b-18 under the U.S. Exchange Act, which provides the issuer with a safe harbor against liability for manipulation solely by reason of the manner, timing, price, and volume of the issuer’s repurchases. More significant regulations apply if the offer constitutes a tender offer or going private transaction.

CERTAIN CANADIAN OVERSEAS OWNERSHIP RESTRICTIONS

Investment Canada Act

The Investment Canada Act requires each “non-Canadian” who acquires “control” of an existing “Canadian business” or who establishes a new “Canadian business” (all as defined in the Investment Canada Act), to make a filing with the responsible federal government department. Investments by a non-Canadian from a World Trade Organization (“WTO”) member country to (i) establish a new Canadian business or (ii) to acquire control of an existing Canadian business where the transaction does not qualify as a reviewable transaction under the Investment Canada Act require the non-Canadian to file a notification in prescribed form with the responsible federal government department not later than 30 days after closing (however, pursuant to recently enacted but no yet in force amendments, such notification will be required on a pre- closing basis in respect of Canadian businesses that carry on to be prescribed activities).

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible minister of Canada’s federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment by a non-Canadian in the Common Shares or to acquire all or substantially all of the assets of the Company, would be reviewable only if (a) the Company is a “Canadian business” at the time of such investment, (b) it were an investment to acquire control of the Company pursuant to the Investment Canada Act and (c) our enterprise value was equal to or greater than C$2.179 billion in the case of a non-state owned “trade agreement investor” (which includes United States or EU investors, among certain others) and C$1.452 billion in the case of a non-state owned investor from other WTO member countries. Lower financial thresholds apply to investments by state-owned enterprises and in respect of investments by a non-Canadian from a non-WTO member country. The applicable financial thresholds are adjusted annually.

In addition, under the national security review regime of the Investment Canada Act, review on a discretionary basis may also be undertaken by Canada’s federal government in respect of an investment that is subject to a filing requirement (as discussed above) in addition to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada if the entity has (i) a place of operations in Canada, (ii) an individual or individuals in Canada who are employed or self-employed in connection with the entity’s operations, or (iii) assets in Canada used in carrying on the entity’s operations.” No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be injurious to Canada’s national security, including taking into account any applicable government policies. Review on national security grounds may occur on a pre- or post-closing basis, subject to the application of a 45-day limitation period which runs from the date an applicable filing is made with the responsible federal government department (which filings include a notification filing or application for review as described above, or a voluntary filing where neither of the former filings are required). For investments that are subject to the national security review regime but for which there is no mandatory filing obligation and a voluntary filing is not made, the Canadian government has jurisdiction to initiate the national security review process for up to five years following implementation of the investment.

Competition Act

The Competition Act (Canada) permits the Commissioner of Competition (the “Commissioner”), to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the Company. This legislation grants the Commissioner jurisdiction, for up to three years after the acquisition has been substantially completed, or, where the acquisition has been notified to the Commissioner, up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

The Competition Act (Canada) also requires any person or persons who intend to acquire more than 20% of the Common Shares or, if such person or persons already own more than 20% of the Common Shares prior to the acquisition, more than 50% of the Common Shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. These financial thresholds would be exceeded if: (i) the Company has assets in Canada or revenues in, from or into Canada exceeding C$93 million (this threshold can be adjusted annually); and (ii) the Company and the potential acquirer, together with our respective affiliates, have assets in Canada or revenues from sales in, from or into Canada of C$400 million or more. The Competition Act (Canada) also requires any person or persons who intend to acquire assets of the Company to file a notification with the Canadian Competition Bureau if (i) the aggregate value of the assets in Canada to be acquired from the Company or the aggregate revenues in, from or into Canada generated by all of the assets to be acquired from the Company exceeds C$93 million (this threshold can be adjusted annually); and (ii) the Company and the potential acquirer, together with our respective affiliates, have assets in Canada or revenues from sales in, from or into Canada of C$400 million or more. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as at the date of this Document, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder of Shares who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, (i) is neither resident nor deemed to be resident in Canada, (ii) deals at arm’s length and is not affiliated with the Company or the Hong Kong [REDACTED], (iii) holds the Shares as the beneficial owner thereof and as capital property, (iv) does not and is not deemed to use or hold the Shares in, or in the course of or otherwise in connection with, carrying on a business in Canada, (v) is not exempt from tax under the Tax Act, and (vi) is not a foreign affiliate of a taxpayer resident in Canada for the purposes of the Tax Act (a “Non-Resident Holder”). Generally, the Shares will be considered to be capital property to a Non-Resident Holder provided that such holder does not use or hold the Shares in the course of carrying on a business and such holder has not acquired the Shares or been deemed to have acquired the Shares in one or more transactions considered to be an adventure or concern in the nature of trade. In addition, this summary does not apply to an insurer who carries on business in Canada and elsewhere, an “authorized foreign bank”, a “financial institution”, a “specified financial institution”, or an entity or interest of which is a “tax shelter investment” (all as defined in the Tax Act). Such holders should consult their own tax advisers with respect to an [REDACTED] in the Shares.

This summary is based on the facts set out in this Document, the provisions of the Tax Act in force on the date hereof and the Company’s understanding of the current administrative policies of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. It also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account any other federal, provincial, territorial, or foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder, and no representations with respect to the income tax consequences to any Non-Resident Holder or other person are made. All holders (including Non-Resident Holders) should consult their own tax advisers with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Currency Conversion

Generally, for the purposes of the Tax Act, each amount relating to the acquisition, holding or disposition of the Shares must be determined in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act.

Dividends on Shares

Dividends paid or credited or deemed to be paid or credited on the Shares to a Non-Resident Holder will be subject to Canadian non-resident withholding tax at a rate of 25% of the gross amount of the dividend, unless such rate is reduced by virtue of the provisions of an applicable income tax treaty or convention between Canada and the jurisdiction of which the Non-Resident Holder is a resident. For example, under the Agreement between the Government of Canada and the Government of the Hong Kong Special Administrative Region of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, signed on November 11, 2012 (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is the beneficial owner of the dividends, is a resident of the Hong Kong Special Administrative Region for the purposes of the Treaty, and is entitled to such Treaty benefit is generally limited to 15% of the gross amount of the dividend (or 5% in the case of such a holder that is a company that controls directly or indirectly at least 10% of the voting power in the company paying the dividend). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (including the Treaty) and the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisers to determine their entitlement to relief under an applicable income tax treaty or convention.

A Non-Resident Shareholder that is entitled to a reduction in the rate of withholding tax will be required to furnish the Company with certain documentation in support of such reduced withholding rate. For Non-Resident Shareholders who hold the Shares through CCASS, it is our understanding that CCASS will not be able to provide any supporting documentation in respect of the beneficial holders of the Shares that are on deposit with CCASS and accordingly, such Non-Resident Shareholders will not be entitled to a reduction of the withholding tax at source. However, they may be entitled to obtain a refund from the Canadian taxing authority for any excess amount that may be withheld and remitted. Such persons should consult their own tax advisers with respect to the requirements and timelines applicable to obtaining such refunds.

Disposition of Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such holder (and will not be entitled to claim any capital loss realized by such holder) on a disposition or a deemed disposition of Shares unless the Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Provided the Shares are [REDACTED] on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX, NYSE American, and [REDACTED]) at the time of disposition, the Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, the following two conditions are met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length hold a membership interest (directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class or series of shares of the Company; and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) Canadian resource properties (as defined in the Tax Act); (iii) timber resource properties (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii) above, whether or not the property exists. Furthermore, under certain provisions of the Tax Act, the Shares may be deemed to be “taxable Canadian property.”

Non-Resident Holders whose Shares may constitute taxable Canadian property should consult their own tax advisers.

SHAREHOLDER PROTECTION MATTERS

Under Rule 19.05(1)(b) of the Listing Rules, the Stock Exchange may refuse a listing of securities by an issuer if the Stock Exchange is not satisfied that the overseas issuer is incorporated or otherwise established in a jurisdiction where the standards of shareholder protection are at least equivalent to those provided in Hong Kong. The Joint Policy Statement states that for the purpose of determining whether an overseas company demonstrates acceptable shareholder protection standards, the Stock Exchange ordinarily expects an overseas applicant to demonstrate appropriate shareholder protection standards in the various matters set out in the Attachment to the Joint Policy Statement.

The Stock Exchange accepted the [REDACTED] on the Stock Exchange on the basis that, with respect to most of the shareholder protection items set out in the attachment to the Joint Policy Statement, the standards of shareholder protection afforded to shareholders of companies incorporated in British Columbia, taken as a whole, are, in all material respects, at least equivalent to, or broadly commensurate with, standards of shareholder protection afforded to shareholders of companies incorporated in Hong Kong.

Not all the shareholder protections afforded to shareholders of companies incorporated in British Columbia are at least equivalent to those afforded to shareholders of companies incorporated in Hong Kong.

Material shareholder protection matters

With respect to some of the matters set out in the Attachment to the Joint Policy Statement, shareholder protections afforded to shareholders of companies incorporated in British Columbia are not at least equivalent to, or broadly commensurate with, those afforded to shareholders of companies incorporated in Hong Kong. In respect of those matters, the Company is satisfied that such items are broadly commensurate with those protections afforded to shareholders of companies incorporated in Hong Kong on the grounds that there are nevertheless material shareholder protections in place in respect of such items.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Variation of class rights

Under the Joint Policy Statement, the rights attached to any class of shares of an overseas company may only be varied with the approval of members on terms comparable to those required of a Hong Kong incorporated public company (i.e. a three-quarter majority vote in general meeting subject to rights of members holding not less than 10% of the nominal value of the issued shares of that class to make a petition to the court to have the variation cancelled). Under the section 58(2)(b) of the BCBCA, the alteration of class rights requires a special resolution of all shareholders and a special separate resolution by the holders of the applicable class. The threshold for a special resolution under the Company’s Articles is currently two-thirds and therefore is not equivalent to the three-quarter majority required for a Hong Kong incorporated public company. However, consistent with the Joint Policy Statement, the Company’s Articles and the BCBCA each require a supportive vote in excess of a base majority. There is no specific legislative right in British Columbia to petition the court in relation to a variation of class rights by special resolution, but minority shareholders do have the ability to challenge an improper variation that is oppressive through the British Columbia courts through oppression remedies available both at statute and at common law.1

Voluntary Winding Up

Under the Joint Policy Statement, the voluntary winding up of an overseas company should be approved by members on terms comparable to those required of a Hong Kong incorporated public company (e.g. currently a three-quarter majority vote in general meeting is required). The BCBCA has different resolution requirements for voluntary dissolution and liquidation. A company may voluntarily dissolve by passing an ordinary resolution. However, before a company can voluntarily dissolve it must have no assets and either no liabilities or adequate provision for payment of its liabilities. These provisions provide protection for shareholders in that all the company’s assets will have to be distributed out before dissolution. Liquidation of a company in British Columbia requires a special resolution.2

Change to Constitutional Documents

Under the Joint Policy Statement, any change to an overseas company’s constitutional document, however framed, should be subject to approval by members on terms comparable to those required of a Hong Kong incorporated public company (e.g. currently a three-quarter majority vote in general meeting is required). Under the BCBCA, and proposed changes to the Company’s Articles must be approved by special resolutions. The threshold for a special resolution under the Company’s Articles is currently two-thirds and therefore is not equivalent to the three-quarter majority required for a Hong Kong incorporated public company. However, consistent with the Joint Policy Statement, the Company’s Articles and the BCBCA each require a supportive vote in excess of a base majority.3

[1]	Silvercorp proposes to amend the Articles so that any variation of class rights is subject to the required three-quarters approval threshold.

[2]	Silvercorp proposes to amend the Articles so that liquidation is subject to the required three-quarters approval threshold.

[3]	Silvercorp proposes to amend the Articles so that any amendment of the Company’s Articles is subject to the required three- quarters approval threshold.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Reduction of Share Capital

Under the Joint Policy Statement, any reduction of share capital in an overseas company must be (i) confirmed by the court and (ii) approved by members on terms comparable to those required of a Hong Kong incorporated public company (e.g. currently a three-quarter majority vote in a general meeting is required). Under the BCBCA, a company can reduce its share capital by court order or by special resolution (currently a two-thirds majority vote), but is not required to obtain the approval of both the court and shareholders. Except where authorized by a court order, the BCBCA prohibit a company from reducing its share capital if doing so would render the company insolvent.

Redemption of Shares

Under the Joint Policy Statement, an overseas company may only redeem its shares out of distributable profits or with the proceeds from a new issue of shares or under other circumstances comparable to those under which a Hong Kong incorporated public company may be allowed to make such redemption. The primary restriction on redemption of shares for a British Columbia company is that redemption is not permitted if the company is insolvent or would be rendered insolvent as a result of the redemption.

Distribution of Assets

Under the Joint Policy Statement, an overseas company may only distribute its assets to its members in circumstances comparable to those under which a Hong Kong incorporated public company may be allowed to make such distribution (e.g. out of realized profits and, if out of assets, the remaining net assets must not be less than the share capital plus undistributable reserves). The primary restriction on a British Columbia company’s ability to pay dividends is that a company may not declare or pay a dividend if there are reasonable grounds for believing that (i) the company is insolvent or (ii) the payment of the dividend would render the company insolvent. If the payment of a dividend would result in the reduction of the Company’s share capital, the Company would not be able declare or pay the dividend without first obtaining a court approval or the approval of shareholders by way of special resolution.

United States Federal Securities Laws and NYSE American Company Guide

Due to the Company being a Canadian corporation, the U.S. federal securities laws and the NYSE American Company Guide are not the primary sources of shareholder protection for holders of the Common Shares. However, there may be cases in which the U.S. federal securities laws and the NYSE American Company Guide provide additional information or protection for shareholders.

Other Matters

The Company notes that there are three additional areas in which items in the Joint Policy Statement are addressed in significantly divergent manners as between Canada and Hong Kong. As such, it is not possible for the Company or the sole sponsor to state or conclude on objective grounds that such three areas are truly comparable. The three areas are as follows:

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Loans to Directors

Under the Joint Policy Statement, the circumstances in which an overseas company may make loans to a director must be confined to circumstances no less stringent than those permitted for a Hong Kong incorporated public company. Under the BCBCA, there is no prohibition on giving financial assistance to directors, although disclosure is mandated under the BCBCA except in limited circumstances. Under the BCBCA, full details of any loans to directors must be disclosed on an annual basis and, if such loans are sufficiently large, approval of the minority shareholders must be obtained. Notwithstanding the BCBCA, the United States Sarbanes-Oxley Act of 2002 generally prohibits the Company from making, or arranging for third parties to make, personal loans to directors.

Financial Assistance

Under the Joint Policy Statement, the circumstances in which an overseas company may give financial assistance for the acquisition of its own shares must be clearly stated. Under the BCBCA there is no prohibition on giving financial assistance to a person who is acquiring or proposing to acquire shares of the Company. Instead, the BCBCA requires disclosure of material financial assistance for this purpose. Under section 195 of the BCBCA, subject to certain carve-outs for financial assistance by ordinary course lenders, to certain related entities and persons, to employees for housing and to employees to purchase shares or to court waiver, a company must disclose any financial assistance that is material to the company and that the company gives to:

●	a person known to the company to be a shareholder, director, officers or employee of the company or an affiliate of the company;

●	a person known to the company to be an associate of any of the foregoing; or

●	any person for the purpose of the purchase by that person of shares issued or to be issued by the company or an affiliate of the company.

Payment to Directors for Compensation for Loss of Office or Retirement from Office

Under the joint Policy Statement, any payment to a director or past director of an overseas company as compensation for loss of office or retirement from office is required to be approved by members of the company on terms comparable to those required of a Hong Kong incorporated public company (e.g. currently a majority vote of shareholders in a general meeting is required). Under the BCBCA, the directors of the Company have the power to approve agreements with directors and officers that provide for payments upon termination of employment, a change of control of the corporation, or change of responsibilities following a change of control. All such contracts with directors and named executive officers must be described in the statement of executive compensation included in the proxy circular for its annual general meeting. In addition, takeover bid rules prohibit the payment of a collateral benefit to any person in connection with a bid for control of a company. Any payment by a bidder to a director or officer upon a change of control as compensation for loss of office where that payment was not previously approved by the board and the compensation committee could constitute a collateral benefit and would be prohibited.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

NOTIFIABLE AND CONNECTED TRANSACTIONS

The Canadian and Hong Kong regulatory regimes governing notifiable and connected transactions have differences in approach, but both provide material shareholder protections.

In terms of notifiable transactions, Hong Kong uses asset, consideration, profit, revenue and equity capital ratios to determine whether a transaction is subject to notifiable transaction requirements. The Canadian system does not prescribe ratios in determining whether a transaction is notifiable, but instead focuses on whether the details of a transaction constitute “material information”. Material information is any information relating to the business and affairs of a company that results in or would reasonably be expected to result in a significant change in the market price or value of any of the company’s listed securities.

In terms of connected party transactions, both the Hong Kong and Canadian regulatory regimes have substantially the same policy basis in terms of providing shareholder approval, independent valuation and disclosure requirements for transactions that are conducted with “connected persons” of an issuer. For reporting issuers in British Columbia, transaction with “connected issuers” are principally governed by Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The definition of “related party transaction” under MI 61-101 is broad enough to include the transactions contemplated in the definition of “transaction” in Chapter 14A. The definition of “related party” in MI 61-101 is similar to the definition of “connected person” in Chapter 14A, but does not include past directors, associates, promoters or supervisors.

The following is a summary of the regulatory regime for notifiable and connected transaction applicable to TSX-listed reporting issuers in British Columbia. Certain aspects of U.S. federal securities laws and the NYSE American Company Guide are also discussed.

Notifiable Transactions

In British Columbia, three sources of regulation govern notifiable transactions, being (i) the TSX Listing Policies, (ii) the Securities Act (British Columbia) and (iii) the BCBCA.

TSX Listing Policies

The Company is required to notify the TSX in writing of any transaction involving the issuance or potential issuance of any of its listed securities, including securities exchangeable for or convertible into any of its listed securities. A TSX listed issuer may not proceed with any transaction involving the issuance of listed securities, or securities exchangeable for or convertible into any of its listed securities, unless accepted by the TSX. In addition to any specific requirement for shareholders’ approval, the TSX will generally require shareholders’ approval as a condition of acceptance of a transaction if the transaction (i) materially affects control of the TSX listed issuer or (ii) provides consideration to insiders in aggregate of 10% or greater of the market capitalization of the TSX listed issuer during any six-month period. In addition to general notification and shareholder approval requirements, the TSX imposes certain additional requirements for document offerings, private placements, acquisitions which involve the issuance of securities and other corporate actions related to share issuances.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

TSX-listed issuers are subject to a general obligation to disclose all material information concerning its business and affairs immediately after management of the issuer becomes aware of the existence of material information, or in the case of information previously known, upon it becoming apparent that the information is material.

Canadian Securities Laws

Reporting issuers in Canada are subject to a general obligation to make immediate disclosure of any material change in its affairs by immediately issuing and filing a news release disclosing the nature and substance of the change and, no later than ten days after the date on which the change occurred, filing a material change report in prescribed form. Subject to certain limited exceptions for contracts entered into in the ordinary course of business, all material contracts of a reporting issuer are required to be publicly filed on SEDAR+ at www.sedarplus.ca.

British Columbia Business Corporations Act

Under the BCBCA, certain transactions require notification to, and approval of, shareholders. These transactions include amendments to a company’s articles of incorporation, amalgamations, plans of arrangement, compulsory acquisitions, disposals of significant assets, continuances, dissolutions and liquidations.

United States Federal Securities Laws and NYSE American Company Guide

Similarly, the NYSE American Company Guide requires that prior NYSE American approval be obtained by a listed issuer for any proposed issuance of the listed securities and, in certain circumstances, prior approval of the listed issuer’s shareholders.

The NYSE American Company Guide requires a listed company to make immediate public disclosure of all material information concerning its affairs, except in unusual circumstances.

Due to the Company being a Canadian foreign private issuer that reports with the SEC pursuant to the U.S.-Canada multijurisdictional disclosure system, the U.S. federal securities laws defer to a significant degree to Canadian laws and TSX rules in determining the timing and content of required SEC disclosures.

Connected Party Transactions

The BCBCA and the Company’s Articles require directors to disclose interests and abstain from voting on matters in which they are interested. The TSX Listing Policies require listed issuers to obtain shareholder approval where insiders are parties to significant transactions. However, Canadian securities laws impose the most comprehensive regime including heightened disclosure, independent valuation and shareholder approval obligations. The following provides a summary of the Canadian securities law rules relating to related party transactions.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

Definition of Related Party Transactions

Related party transactions are widely defined as transactions between a reporting issuer and a person or company that is a related party of the issuer at the time the transaction is agreed to. A “related party” is broadly defined to include persons with direct and indirect relationships with the issuer, including control persons, persons holding greater than 10% of the voting securities of the issuer, directors or senior officers and affiliates of any of the foregoing.

Disclosure Obligations

Where minority approval is required (as discussed below), the issuer must call a shareholders’ meeting and send an information circular to its shareholders. The information circular must contain detailed disclosure relating to the transaction in accordance with the requirements of MI 61-101, including the background to the transaction, a discussion of the review and approval process adopted by the board of directors and, if applicable, a summary of the formal valuation in respect of the subject matter of the transaction.

Formal Valuation

Subject to certain exemptions set forth in MI 61-101, Canadian securities law require an issuer to obtain an independent formal valuation of the subject matter of a related party transaction. If a formal valuation is required, the valuation must contain prescribed disclosure such as the valuator’s opinion as to the fair market value of the subject matter and how the valuator arrived at the conclusion. The valuation must be publicly filed concurrently with the disclosure document.

Minority Approval

Subject to certain exemptions set forth in MI 61-101, related party transaction are subject to majority of the minority approval. In determining whether majority of the minority approval has been obtained, an issuer shall exclude the votes attached to affected securities that are beneficially owned or over which control or direction is exercised by (i) an interested party, (ii) any related party of an interested party (unless the related party meets that description solely in its capacity as a director or senior officer of one or more entities that are neither interested parties nor issuer insiders of the issuer) or (iii) a joint actor with a person or company referred to above.

United States Federal Securities Laws and NYSE American Company Guide

Under Section 120 of the NYSE American Company Guide, related party transactions must be subject to appropriate review and oversight by the Company’s Audit Committee or a comparable body of the board of directors. The Company has assigned this responsibility to the Audit Committee pursuant to the terms of the Audit Committee Charter. For purposes of Section 120, the term related party is generally understood to include an issuer’s directors, executive officers and persons who beneficially own more than 5% of the issuer’s securities.

Due to the Company being a Canadian foreign private issuer that reports with the SEC pursuant to the U.S.-Canada multijurisdictional disclosure system, the U.S. federal securities laws defer to a significant degree to Canadian laws and TSX rules in the procedures applicable to related party transactions.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX IV	SUMMARY OF ARTICLES, CANADIAN CORPORATE AND SECURITIES LAWS, AND CERTAIN UNITED STATES FEDERAL SECURITIES LAWS, TSX AND NYSE AMERICAN LISTING POLICIES AND SHAREHOLDER PROTECTION MATTERS

CONTINUOUS DISCLOSURE OBLIGATIONS

Canadian securities laws and TSX Listing Policies contain extensive continuing disclosure obligations which provide sufficient shareholder protection. Broadly speaking, Canadian continuous disclosure obligations can be divided into two categories: routine filings and special event filings.

•	Routine filings are prescribed filings that the Company must make on a regular basis. The principle behind routine filings is to provide shareholders with consistent, predictable disclosure relating to reporting issuers. Routine filings include (i) annual and quarterly financial statements together, in each case, with related management’s discussion and analysis, (ii) an annual information form in prescribed form and (iii) an information circular in connection with its annual general meeting including, among other things, a statement of executive compensation and disclosure with respect to corporate governance matters.

•	The Company must make public disclosure and filings upon the occurrence of specified events or changes. For example, any event that constitutes material information requires the Company to immediately issue a press release and, if such an event constitutes a material change, file a material change report in the prescribed form within ten days. Other examples of special events requiring specific filings include the institution of an incentive option scheme, a significant business acquisition and the payment of dividends to shareholders.

Documents filed in accordance with the Company’s continuance disclosure obligations are filed with Canadian securities regulators through SEDAR+ and are available at www.sedarplus.ca.

Similarly, United States federal securities laws require the Company to make certain annual and other periodic filings with and submissions to the SEC. Most documents filed or submitted by the Company to the SEC are submitted through EDGAR and available at www.sec.gov. The NYSE American Company Guide also requires the Company to make certain public disclosures of material and other information and to submit certain information to the NYSE American.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

A.	FURTHER INFORMATION ABOUT OUR COMPANY

1.	Incorporation of Our Company

Our Company was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc., under the Company Act (British Columbia) in Canada on October 31, 1991. Our Company subsequently changed its name to SKN Resources Ltd. on October 5, 2000 and Silvercorp Metals Inc. on May 2, 2005.

Our Company has established a place of business in Hong Kong at Room A5, 7/F, China United Plaza, 1008 Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong. Our Company was registered as a non-Hong Kong company in Hong Kong under Part 16 of the Companies Ordinance (Cap 622 of the Laws of Hong Kong) and the Companies (Non-Hong Kong Companies) Regulation (Cap 622J of the Laws of Hong Kong) on August 9, 2024, with Mr. Au Wai Keung of the same address as our principal place of business in Hong Kong as set out above appointed as the Hong Kong authorized representative of our Company for acceptance of the service of process and any notices required to be served on our Company in Hong Kong.

As our Company was incorporated in British Columbia, Canada, our corporate structure and our Articles are subject to the relevant laws of British Columbia, Canada. A summary of the relevant provisions of our Articles and certain relevant aspects of the BCBCA is set out in “Appendix IV — Summary of Articles, Canadian Corporate and Securities Laws, and Certain United States Federal Securities Laws, TSX and NYSE American Listing Policies and Shareholder Protection Matters” to this Document.

2.	Changes in the Share Capital of the Company

The Company has an authorized share capital of an unlimited number of common Shares without par value, of which 221,174,202 Shares were issued and outstanding as at the Latest Practicable Date. A further 745,107 common Shares have been reserved for issuance upon the exercise of outstanding Options and 2,498,586 common shares are issuable upon the settlement of outstanding RSUs as at the Latest Practicable Date.

For details of the changes in the share capital of our Company during the Track Record Period, please refer to “Appendix I — Accountants’ Report — Historical Financial Information — Consolidated Statements of Changes in Equity” in this Document.

3.	Changes in the Share Capital of Our Principal Subsidiaries

The principal subsidiaries of our Company are referred to in the Accountants’ Report as set out in Note 3 to Appendix I – Accountants’ Report to this Document. The following alteration in the share capital (or registered capital, as the case may be) of our principal subsidiaries have taken place within two years preceding the date of this Document:

(a)	On December 22, 2025, the registered share capital of Silvercorp Beijing was increased from USD8 million to USD16 million.

Save as disclosed above, there has been no alteration in the share capital of any of our subsidiaries within the two years immediately preceding the date of this Document.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

4.	Resolutions of our Shareholders’ General Meeting in relation to the [REDACTED]

The following resolutions of Shareholders, among others, will be put forth at the general meeting to be convened on [•], 2026 (“Meeting”):

a.	The amendment of the Articles conditional on and effective upon the [REDACTED] to comply with the applicable Listing Rules;

b.	the grant of a general mandate (the “Issue Mandate”) to authorize our Board to allot, issue and otherwise deal with any Shares or securities convertible into Shares or options, warrants or similar rights to subscribe for Shares or such convertible securities of the Company and to make or grant offers, agreements or options which would or might require Shares to be allotted, issued or dealt with, provided that the number of Shares so allotted, issued or dealt with or agreed to be allotted, issued or dealt with by our Directors, shall not exceed [REDACTED]% of the total number of issued and outstanding Shares as at the date of passing the resolution, conditional on and effective upon the [REDACTED];

c.	the grant of a general mandate (the “Repurchase Mandate”) to our Directors to repurchase our own Shares on [REDACTED], provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed [REDACTED]% of the total number of issued and outstanding Shares as at the date of passing the resolution, conditional on and effective upon the [REDACTED];

d.	the Issue Mandate was extended by the addition to the total number of Shares which may be allotted and issued or agreed to be allotted and issued by our Directors pursuant to such general mandate of an amount representing the total number of the Shares purchased by the Company pursuant to the Repurchase Mandate, provided that such extended amount shall not exceed 10% of the total number of issued and outstanding Shares immediately following completion of the [REDACTED] as at the date of passing the resolution, conditional on and effective upon the [REDACTED].

Each of the general mandates referred to above will remain in effect until the earliest of:

•	the conclusion of the next annual general meeting of the Company;

•	the expiration of the period within which the next annual general meeting of the Company is required to be held under any applicable laws or our Articles; and

•	the passing of an ordinary resolution by our Shareholders in a general meeting revoking or varying the authority.

5.	Explanatory statement on repurchase of our [REDACTED]

The following summarizes restrictions imposed by the Listing Rules on share repurchases by a company listed on the Stock Exchange and provides further information about the repurchase of our [REDACTED].

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

Shareholders’ approval

A listed company whose primary listing is on the Stock Exchange may only purchase its shares on the Stock Exchange, either directly or indirectly, if: (i) the shares proposed to be purchased are fully-paid up, and (ii) its shareholders have given a specific approval or general mandate by way of an ordinary resolution of shareholders.

Size of mandate

The exercise in full of the Repurchase Mandate, on the basis of 221,174,202 issued and outstanding Shares as at the Latest Practicable Date, and assuming the number of Shares issued and outstanding as at the AGM date will remain the same, could accordingly result in up to approximately 22,117,420 Shares being repurchased by the Company.

The total number of shares which a listed company may repurchase on the Stock Exchange may not exceed 10% of the number of issued shares as at the date of the shareholders’ approval.

Reasons for repurchases

Our Directors believe that it is in the best interests of the Company and Shareholders for our Directors to have general authority from the Shareholders to enable the Company to repurchase Shares in the market. Repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be made where our Directors believe that such repurchases will benefit the Company and Shareholders.

Source of funding

In repurchasing Shares, the Company may only apply funds legally available for the purpose in accordance with our Articles and the applicable Laws of Canada and the United States. It is expected that the Company will fund any repurchase of Shares from its available internal resources.

The Company shall not purchase its own Shares on any Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

Pursuant to the BCBCA, a company may not redeem or repurchase any of its share capital if it is insolvent at the time of such redemption or repurchase or, if by virtue of such redemption or repurchase, would become insolvent.

Suspension of repurchase

A listed company shall not repurchase its shares on the Stock Exchange at any time after inside information has come to its knowledge until the information is made publicly available. In particular, during the period of one month immediately preceding the earlier of: (i) the date of the board meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and (ii) the deadline for the issuer to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), until the date of the results announcement, the company may not repurchase its shares on the Stock Exchange unless there are exceptional circumstances.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

Trading restrictions

A listed company is prohibited from repurchasing its shares on the Stock Exchange if the purchase price is 5% or more than the average closing market price for the five preceding trading days on which its shares were traded on the Stock Exchange.

A listed company may not repurchase its shares if that repurchase would result in the number of listed securities which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange.

Status of repurchased shares

The listing of all repurchased shares (whether through the Stock Exchange or otherwise) shall be automatically canceled and the relevant documents of title must be canceled and destroyed as soon as reasonably practicable.

Close associates and core connected persons

None of our Directors or, to the best of their knowledge having made all reasonable enquiries, any of their close associates have a present intention, in the event the Repurchase Mandate is approved, to sell any Shares to the Company.

No core connected person of the Company has notified the Company that they have a present intention to sell Shares to the Company, or have undertaken to do so, if the Repurchase Mandate is approved.

A listed company shall not knowingly purchase its shares on the Stock Exchange from a core connected person (namely a director, chief executive or substantial shareholder of the company or any of its subsidiaries, or a close associate of any of them), and a core connected person shall not knowingly sell their interest in shares of the company to it.

Takeover implications

If, as a result of any repurchase of Shares, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. Our Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any repurchases pursuant to the Repurchase Mandate.

General

If the Repurchase Mandate is exercised in full at any time, there may be a material adverse impact on our working capital or gearing level (as compared with the position disclosed in our most recent published audited accounts). However, our Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on our working capital or gearing level at the time of the relevant repurchases. Our Directors have undertaken to the Stock Exchange to exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Canada and the United States.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

B.	FURTHER INFORMATION ABOUT THE BUSINESS

1.	Summary of Material Contracts

The Group has entered into the following contracts (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this Document that are or may be material:

(a)	the indenture in respect of the issuance of the Convertible Notes entered into between our Company and Computershare Trust Company N.A. (as Convertible Notes Trustee) dated November 25, 2024; subsequently amended by the supplemental no.1 to indenture entered into between our Company and the Convertible Notes Trustee dated November 26, 2025 and the supplemental no.2 to indenture entered into between our Company and the Convertible Notes Trustee dated March 18, 2026.

(b)	[REDACTED].

2.	Intellectual Property Rights

As at the Latest Practicable Date, the following intellectual property rights are material to the Group’s business:

(a)	Trademarks

As at the Latest Practicable Date, the Group had applied for the registration of the following trademarks which are material to its business:

No.	Trademark	Class	Applicant	Place of application	Application Number	Application Date
1	SILVERCORP SILVERCORP	6, 14, 35, 37, 40 and 42	The Company	Hong Kong	307180010	February 3, 2026

(b)	Patents

As at the Latest Practicable Date, the Group had registered the following patents which are material to its business:

No.	Patent	Type	Holder	Jurisdiction	Patent No	Grant Date
1	A safe and efficient construction method for ventilation shafts in long-distance single-entry headings (一種長距離獨頭掘進 面通風天井安全、高效施工方法)	Invention	Henan Found	PRC	ZL201910451190.1	July 20, 2021

2	A Borehole Enlargement Drill for Reverse Drilling (一種反井施工用擴孔鑽)	Utility model	Henan Found	PRC	ZL202020700892.7	January 29, 2021

3	A Waste-Free Processing Method for Lead-Zinc Mine Extraction (一種鉛鋅礦開採 無廢加工處理方法)	Invention	Henan Found	PRC	ZL202110793585.7	July 12, 2022

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

No.	Patent	Type	Holder	Jurisdiction	Patent No	Grant Date
4	A Mining Method for Gently Inclined Ultra-Thin Gold Ore Veins (一種緩傾斜極薄 金礦脈開採方法)	Invention	Henan Found	PRC	ZL202110818171.5	June 27, 2023

5	A Mine Drainage Structure Utilizing Small Diameter Drills (一種利用小孔徑鑽孔的礦 山排水結構)	Utility model	Henan Found	PRC	ZL202121368076.1	December 7, 2021

6	A Comprehensive Automated Monitoring System for Mine Equipment (一種礦山設備 綜合自動化監控系統)	Utility model	Henan Found	PRC	ZL202121133121.5	December 7, 2021

7	An Electric Mucking Pad for Gently Inclined Ultra-Thin Gold Ore Veins (一種緩傾斜極薄 金礦脈開採電耙出礦墊板)	Utility model	Henan Found	PRC	ZL202223379625.2	April 7, 2023

8	A Wastewater Treatment System for Mining Enterprise Residential Areas (一種礦山企業 生活區污水處理系統)	Invention	Henan Found	PRC	ZL202210860715.9	March 15, 2024

9	A Temperature Sensor Installation Structure for Lead-Acid Batteries in Underground Mining Transport Vehicles (一種礦山井下運 輸車輛鉛酸電池包溫度感測器設置結構)	Utility model	Henan Found	PRC	ZL202223274740.3	April 7, 2023

10	A Level Monitoring System Based on Arrayed Platinum Resistance Liquid Level Sensors (一種基於陣列式鉑電阻液位傳感器的液位 監測系統)	Utility model	Henan Found	PRC	ZL202222862971.X	March 17, 2023

11	An Efficient Cleaning Device for Microporous Ceramic Filter Plates (一種微孔陶瓷濾板高 效清洗裝置)	Utility model	Henan Found	PRC	ZL202323057689.5	July 9, 2024

12	A Remote Voltage-Stabilized Power Supply System for Underground Mines (一種井下遠 程穩壓供電系統)	Utility model	Henan Found	PRC	ZL202323532253.7	November 19, 2024

13	A Heat Exchange Device for Waste Heat Recovery of Screw Air Compressors (一種 螺桿空壓機餘熱回收用換熱裝置)	Utility model	Henan Found	PRC	ZL202323650207.7	January 10, 2025

14	A Waste Heat Recovery and Utilization System for Oil-Injected Screw Air Compressors (一 種噴油螺桿空壓機餘熱回收利用系統)	Utility model	Henan Found	PRC	ZL202420679513.9	March 21, 2025

15	An Ore Sorting Equipment and Ore Identification Method Based on Dual-Energy XRT Transmission Technology (基於雙能 XRT透射技術的礦石揀選設備及礦石識別方 法)	Invention	Henan Found	PRC	ZL202510378336.X	July 1, 2025

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

No.	Patent	Type	Holder	Jurisdiction	Patent No	Grant Date
16	A Real-Time Online Monitoring Method Combining Optical Fiber and Weak Magnetism for Wire Ropes of Winding Hoists (一種纏繞式提升機鋼絲繩光纖弱磁 結合實時在線監測方法)	Invention	Henan Found	PRC	ZL202510444334.6	July 1, 2025

17	A Shaft Hoisting System and Method Based on Intelligent Control (基於智慧控制的豎井提 升系統及方法)	Invention	Henan Found	PRC	ZL202510588248.2	July 29, 2025

18	A Mine Water Inrush Detection Device and Method Thereof (一種礦井湧水探測裝置及 其方法)	Invention	Henan Found	PRC	ZL202510487311.3	July 29, 2025

19	A Crushing and Transportation Device for Vein Mining (一種礦脈開採破碎運輸裝置)	Invention	Henan Found	PRC	ZL202510525261.3	August 8, 2025

20	A Method for Mineral Resource Exploration Utilizing Spatial Distribution Patterns of Metallogenic Metal Elements (一種利用成礦 金屬元素空間分佈規律實現礦產資源探測的 方法)	Invention	Henan Found	PRC	ZL202210813038.5	October 24, 2025

21	A Medium-Deep Hole Mining Method Under Complex Geological Conditions (一種複雜 地質條件下的中深孔採礦方法)	Invention	Henan Found	PRC	ZL202511132659.7	October 31, 2025

22	A High-Efficiency Ore Crusher (一種高效礦石 破碎機)	Utility model	Guangdong Found	PRC	ZL202120067502.1	September 21, 2021

23	A Tunneling Equipment for Mining (一種採礦 用掘進設備)	Utility model	Guangdong Found	PRC	ZL202122073852.1	January 25, 2022

24	A Novel Cyclone for Mining Operations (一種 礦作業用的新型旋流器)	Utility model	Guangdong Found	PRC	ZL202223439809.3	April 28, 2023

25	A Mineral Processing Reagent for Lead Separation in Lead-Zinc Flotation and Preparation Method Thereof (一種鉛鋅浮選 選鉛的選礦藥劑及其製備方法)	Invention	Guangdong Found	PRC	ZL202210148779.6	January 26, 2024

26	A Crushing and Screening Device for Mining Ore (一種採礦用礦石粉碎篩分設備)	Invention	Guangdong Found	PRC	ZL202210148775.8	May 10, 2024

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(c)	Domain Names

As at the Latest Practicable Date, the Group had registered the following domain names which are material to its business:

No.	Domain Name	Registered Owner	Expiry Date
1	silvercorp.cn	Silvercorp Beijing	March 8, 2030
2	silvercorp.ca.	The Company	April 15, 2027
3	silvercorp.info	The Company	November 25, 2026
4	silvercorpmetals.ca	The Company	November 3, 2026
5	silvercorpmetals.com	The Company	September 25, 2026

(d)	Software Copyrights

As at the Latest Practicable Date, the Group had registered the following software copyrights which are material to its business:

No.	Software Name	Registrant	Registration Number	Registration Date
(i)	Collaborative control program for multiple air compressors (多台空壓機協同控制程序)	Henan Found	2024SR0340620	March 1, 2024

(ii)	Mechanical and electrical equipment operation and maintenance management system (機電設備運維保障管理系統)	Henan Found	2023SR1018229	September 5, 2023

C.	FURTHER INFORMATION ABOUT OUR DIRECTORS AND SUBSTANTIAL SHAREHOLDERS

1.	Remuneration of Directors

Remuneration of approximately USD4.46 million, USD4.72 million and USD4.15 million in aggregate were paid and granted by our Group to our Directors in respect of for the fiscal years ended March 31, 2024 and 2025 and the nine months ended December 31, 2025, respectively.

Under the arrangements currently in force, our Directors will be entitled to receive remuneration and benefits in kind which, for the fiscal year ending March 31, 2026, is expected to be approximately USD4.87 million in aggregate (excluding discretionary bonus).

None of our Directors has or is proposed to have a service contract with our Company other than contracts expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation).

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

2.	Disclosure of interest

(a)	Interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of our Company and our associated corporations

The following table sets out the interests and short positions of our Directors and chief executive of our Company immediately following completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes) in our Shares, underlying Shares or debentures of our Company or any of our associated corporations (within the meaning of Part XV of the SFO) which will have to be notified to us and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they are taken or deemed to have under such provisions of the SFO), or which will be required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which will be required to be notified to us and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, once our Shares are listed:

(i)	Interest in the Company

				Approximate percentage of
				interest in the total share capital
				of our Company upon
		Number of Shares or		the completion of the
Name	Nature of Interest	underlying Shares(1)		[REDACTED](2)
Dr. Feng Rui (馮銳)	Beneficial Owner	8,023,500	(L)(3)	[REDACTED]	%
Mr. Stephen Paul Simpson	Beneficial Owner	1,321,884	(L)(4)	[REDACTED]	%
Mr. Liu Yikang (劉益康)	Beneficial Owner	169,333	(L)(5)	[REDACTED]	%
Ms. Marina Anna Katusa	Beneficial Owner	268,000	(L)(6)	[REDACTED]	%
Mr. Kenneth Graham Robertson	Beneficial Owner	150,000	(L)(7)	[REDACTED]	%
Ms. Cai Hongyu (蔡宏宇)	Beneficial Owner	90,000	(L)(8)	[REDACTED]	%

Note:

(1)	The letter “L” denotes the person’s long position in our Shares.

(2)	The calculation is based on the total number of [REDACTED] shares in issue immediately after the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes).

(3)	Represents: (i) 6,621,000 Shares, (ii) 1,102,500 Shares issuable upon settlement of the RSUs, and (iii) 300,000 Shares issuable upon exercise of the Options, held by Dr. Feng as at the Latest Practicable Date. As such, under the SFO, Dr. Feng is deemed to be interested in the equity interests underlying the aforesaid RSUs and/or Options.

(4)	Represents: (i) 1,176,218 Shares, (ii) 75,666 Shares issuable upon settlement of the RSUs, and (iii) 70,000 Shares issuable upon exercise of the Options, held by Mr. Simpson as at the Latest Practicable Date. As such, under the SFO, Mr. Simpson is deemed to be interested in the equity interests underlying the aforesaid RSUs and/or Options.

(5)	Represents: (i) 116,333 Shares, (ii) 35,000 Shares issuable upon settlement of the RSUs, and (iii) 18,000 Shares issuable upon exercise of the Options, held by Mr. Liu as at the Latest Practicable Date. As such, under the SFO, Mr. Liu is deemed to be interested in the equity interests underlying the aforesaid RSUs and/or Options.

(6)	Represents: (i) 208,333 Shares, (ii) 35,000 Shares issuable upon settlement of the RSUs, and (iii) 24,667 Shares issuable upon exercise of the Options, held by Ms. Katusa as at the Latest Practicable Date. As such, under the SFO, Ms. Katusa is deemed to be interested in the equity interests underlying the aforesaid RSUs and/or Options.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(7)	Represents: (i) 37,500 Shares, (ii) 62,500 Shares issuable upon settlement of the RSUs, and (iii) 50,000 Shares issuable upon exercise of the Options, held by Mr. Robertson as at the Latest Practicable Date. As such, under the SFO, Mr. Robertson is deemed to be interested in the equity interests underlying the aforesaid RSUs and/or Options.

(8)	Represents: (i) 15,000 Shares, (ii) 35,000 Shares issuable upon settlement of the RSUs, and (iii) 40,000 Shares issuable upon exercise of the Options, held by Ms. Cai as at the Latest Practicable Date. As such, under the SFO, Ms. Cai is deemed to be interested in the equity interests underlying the aforesaid RSUs and/or Options.

(ii)	Interest in associated corporation of the Company

				Approximate
	Name of associated		Number of	percentage of
Name	corporation	Nature of Interest	Shares	interest
Dr. Feng Rui (馮銳)	New Infini	Beneficial Owner	3,672,020	8.07%
Mr. Stephen Paul Simpson	New Infini	Beneficial Owner	154,002	0.34%
Mr. Liu Yikang (劉益康)	New Infini	Beneficial Owner	88,001	0.19%
Ms. Marina Anna Katusa	New Infini	Beneficial Owner	118,801	0.26%

(b)	Interests of the substantial shareholders in the Shares

(i)	Interests of the substantial shareholders

For information on the persons who will, immediately following the completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes), have interests or short positions in our Shares or underlying Shares which would be required to be disclosed to us and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who will directly or indirectly, be interested in 10% or more of the nominal value of any class of share capital carrying the rights to vote in all circumstances at general meetings of the Company, see the section headed “Substantial Shareholders” in this Document.

(ii)	Interests of the substantial Shareholders of any members of our Group (except our Company)

Save as set out in the table below, our Directors are not aware of any person who will, immediately following completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes), be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

				Approximate
	Registered Capital or		Party with 10% or more	percentage of
Members of our Group	Share Capital		interest	shareholding
Henan Found	USD	4 million	Brigade 1	12.25%
Henan Found	USD	4 million	HGMR(1)	10.25%
Henan Found	USD	4 million	Henan Yudi(2)	22.50%

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

				Approximate
	Registered Capital or		Party with 10% or more	percentage of
Members of our Group	Share Capital		interest	shareholding
Luoyang Hongfa	RMB	10 million	Luoyang Xincheng Industrial Co., Ltd. (洛陽鑫城實業有限公司)	30.00%
Henan Huawei	RMB	14 million	Xinhui Mining	20%
Yunxiang Mining	RMB	85 million	Zhu Zhixiang (朱智祥)	30%
New Infini	USD	12 million	Xi Chao	31.7%
Chaarat ZAAV	KGS	1,744 million	Kyrgyzaltyn JSC	30%
Salazar Holdings	USD	92 million	Salazar Resources	25%
Curimining S.A.	USD	0.0508 million	Salazar Resources(3)	25%

Notes:

(1)	HGMR held 5.25% interest in Henan Found. HGMR held 100% equity interest in Henan Xinxiangrong which held 5% interest of Henan Found. As a result, HGMR is deemed to be interested in the total of 10.25% of equity interest in Henan Found.

(2)	Henan Yudi held 100% equity interest in Brigade 1 and HGMR. As a result, Henan Yudi is deemed to be interested in the total of 22.5% of equity interest in Henan Found.

(3)	Salazar Holdings held 100% equity interest in Curimining S.A.. As a result, Salazar Resources is deemed to be interested in the total of 25% of equity interest in Curimining S.A..

3.	Particulars of the Directors’ Service Contracts

Our Company has not entered into any arrangements with any of our Directors which are: (a) for a duration exceeding three years; or (b) in order to entitle our Company to terminate the arrangements, expressly requires our Company to give a period of notice of more than one year or to pay compensation or make other payments equivalent to more than one year’s emoluments.

Save as disclosed above, none of the Directors has entered into any service contracts as a director with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

4.	Remuneration of Directors

For details of the remuneration of Directors, see section headed “Directors and Senior Management — Emolument of Directors and Senior Management” and note 10 in “Appendix I Accountant’s Report” to this Document.

D.	EQUITY COMPENSATION PLAN

Our Company have adopted the Omnibus Plan approved by Shareholders on September 26, 2025. As at the Latest Practicable Date, we had granted, pursuant to the Omnibus Plan, the Options representing a total of 745,107 Shares and RSUs representing 2,498,586 Shares, which remained outstanding.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

1.	Purpose

The Omnibus Plan has been established to attract and retain Eligible Persons (as defined below), and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company as to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity. Pursuant to the Omnibus Plan, the Company may issue Options, RSUs and PSUs, together with the Award(s).

2.	Eligible Participants

The eligible participants of the Omnibus Plan shall include (i) Director(s), officer(s) and employee(s)(including full-time and part-time employees) of the Company and its subsidiaries (including persons who are granted Options and/or RSUs and/or PSUs as an inducement to enter into a Service Agreement); and (ii) an individual who provides consulting, technical, management or other services to the Company or any of its subsidiaries on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Company or any of its subsidiaries, including a Service Provider as defined by the Exchange, and who is permitted by Exchange Policy and by Securities Laws to receive, either directly or through a company, shares or options of the Company in exchange for services. For the avoidance of doubt, service providers should exclude placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions; and professional service providers such as auditors or valuers who provide assurance, or are required to perform their services with impartiality and objectivity.

3.	Maximum Number of Shares

The maximum number of Shares issuable under the Omnibus Plan, together with the number of Shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding Shares of the Company, as at the date of AGM (the “Plan Limit”). Any Shares reserved for issuance pursuant to an Award that has lapsed or terminated shall not be regarded as utilized for the purpose of calculating the Plan Limit and may once again be subject to an Award granted under the Omnibus Plan. The Award cancelled will be regarded as utilized for the purpose of calculating the Plan Limit. Additionally, if any Award has been exercised, the number of Shares into which such Award was exercised shall be regarded as utilized and shall not become available to be issued pursuant to Awards subsequently granted under the Plan.

The issuance of Awards to Service Provider shall not at any time result in a number of Shares exceeding 2% of the Outstanding Issue (the “Service Provider Sublimit”), provided that Awards lapsed in accordance with the terms of this Scheme will not be regarded as utilized for the purpose of calculating the Service Provider Sublimit.

4.	Maximum entitlement of a Grantee

There is no specific maximum entitlement for each Eligible Participant under the Omnibus Plan. Grants to individuals that exceed the thresholds set out in Chapter 17 of the Listing Rules will be subject to additional approval requirements as required under Chapter 17 of the Listing Rules.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

5.	Plan Administration

The Omnibus Plan is administered by the Board or, if the Board so elects, by a committee of the Board. Subject to the terms and conditions set forth in the Omnibus Plan, the Board shall have the sole and absolute discretion to, among other things, designate Participants and determine the type, size, price, terms and conditions of Awards to be granted. The day-to-day administration of the Plan may be delegated to such Officers and Employees as the Board determines.

6.	Vesting Schedule and Performance Target

(a)	Vesting Schedule and Performance Target for Share Options

Unless otherwise specified at the time of grant, Options vest and become exercisable in 25% increments on each of the 6-month, 12-month, 18-month, and 24-month anniversaries from the grant date.

(b)	Vesting Schedule and Performance Target for RSU

Unless otherwise provided, RSUs typically vest on the second anniversary of the date the RSU was granted and shall be settled in accordance with the settlement provisions described below. Unless otherwise noted, PSUs shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied and shall be settled in accordance with the settlement provisions described below. Vesting of PSUs is contingent upon achieving certain performance criteria.

7.	Validity of Options

The expiry date of the Options will not be later than ten years from the Grant Date or such shorter period as prescribed by the Exchange. If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have such rights to exercise any vested Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement. If a Director, Officer, Consultant or Employee dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant’s death or the expiry date of the Option, exercise that portion of an Option granted to the Director, Officer, Consultant or Employee under this Plan which remains outstanding.

8.	Exercise Price

(a)	Exercise price for Share Option

The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall be the greater of (i) the closing price of the Shares for the trading day immediately preceding as reported by the TSX or; (ii) the average closing price of the Shares for the five trading days immediately preceding such date as reported by TSX.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(b)	Exercise price for RSU

The exercise price of each RSU on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable RSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the RSU or its equivalent in Shares at the discretion of the Company.

9.	Voting and Dividend Rights

There are no voting rights for PSU or RSU Awards granted under the Omnibus Plan.

The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account and RSU Account with respect to Awards of PSUs or RSUs. Dividend Equivalents to be credited to a Participant’s PSU Account or RSU. Account shall be credited as follows:

(a)	any cash dividends or distributions credited to the Participant’s PSU Account or RSU Account shall be deemed to have been invested in additional PSUs or RSUs, as applicable, on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date by (ii) the Market Price of one Share on such payment date, and such additional PSU or RSU, as applicable, shall be subject to the same terms and conditions as are applicable in respect of the PSU or RSU, as applicable, with respect to which such dividends or distributions were payable; and

(b)	if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the PSUs or RSUs, as applicable, with respect to which they were paid.

10.	Transfer Restriction

Except as may otherwise be specifically determined by the Board with respect to a particular Award, Awards granted under the Omnibus Plan are non-assignable and non-transferable other than by will or by the laws of descent and distribution.

11.	Term of the Award

In no circumstances shall the term of an Award exceed ten years from its date of grant.

12.	Clawback

All Awards granted under this Plan will be subject to the Company’s Policy on Recoupment of Incentive Compensation, as amended from time to time.

13.	Lapse of Options

If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

14.	Amendment and Termination

(a)	Amendments Not Requiring Shareholder Approval

The Board may amend the Omnibus Plan or Awards at any time, provided, however, that no such amendment may adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

•	for the purposes of making formal minor or technical modifications to any of the provisions of the Omnibus Plan;

•	to correct any ambiguity, defective provisions, error or omission in the provisions of the Omnibus Plan;

•	to change any vesting provisions of Awards;

•	to change the termination provisions of the Awards or the Omnibus Plan;

•	to change the persons who qualify as Eligible Persons under the Omnibus Plan; and

•	to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Omnibus Plan.

(b)	Amendments Requiring Shareholder Approval

Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

•	an increase in the number of Shares issuable under Awards granted pursuant to the Omnibus Plan;

•	a reduction in the Option Price of an Option, or a cancellation and reissuance of an Option;

•	an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with the Omnibus Plan;

•	a revision to the assignment provisions to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

•	a revision to the insider participation limits or the non-executive director limits;

•	a revision to the amending provisions; or

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

•	any amendment required to be approved by shareholders of the Company under applicable law (including without limitation, pursuant to the policies of the TSX).

(c)	Termination

The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Award or materially impair any right of any Participant pursuant to any Award granted prior to the date of such termination except with the consent of such Participant and notwithstanding such termination the Company, such Awards and such Participants shall continue to be governed by the provisions of this Plan.

15.	Alterations in the Capital Structure of the Company

The number and kind of Shares to which an Award pertains and, with respect to Options, the Option Price, shall be adjusted In the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Company, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded.

16.	Outstanding Options under the Omnibus Plan

As at the Latest Practicable Date, options to subscribe for an aggregate of 745,107 Shares at the exercise price in the range of C$2.67 to C$10.85 had been granted to 21 participants under the Omnibus Plan and remained outstanding. The outstanding Options were granted on various dates from April 26, 2022 to May 5, 2025, and are exercisable upon vesting until various dates from November 25, 2026 to April 1, 2029. No further option will be granted pursuant to the Omnibus Plan upon [REDACTED].

The Shares subject to the Options exercised under the Omnibus Plan represent (i) approximately [REDACTED]% of our issued share capital immediately upon completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes); and (ii) approximately [REDACTED]% of our issued share capital immediately upon completion of the [REDACTED] (assuming exercise in full of all Options granted under the Omnibus Plan, no exercise of the [REDACTED] and no issuance of Shares upon (i) settlement of all outstanding RSUs under the Omnibus Plan, and (ii) conversion of all the Convertible Notes).

Exercise in full of all Options granted under the Omnibus Plan would result in an increase in the total number of Shares in issue immediately upon completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) settlement of all outstanding RSUs under the Omnibus Plan, and (ii) conversion of all the Convertible Notes) by approximately [REDACTED]%.

Further, assuming that (i) our Company had been [REDACTED] on the [REDACTED] since [REDACTED] with [REDACTED] Shares in issue (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes); and  (ii) all the Options granted under the Omnibus Plan in respect of 745,107 Shares were exercised in full on [REDACTED], the earnings per Share on a pro forma basis for the nine months ended December 31, 2025 would have been diluted from approximately US$[REDACTED] (unaudited) to US$[REDACTED] (unaudited).

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

Particulars of the outstanding Options as at the Latest Practicable Date were set out below:

					Percentage of the
					issued share
					capital of our
			Number of Shares		Company
Name of grantee			issuable under the		immediately upon
(Position in the		Exercise Price	outstanding		completion of the
Company)	Residential address	(CAD)	Options	Expiry date	[REDACTED](1)
First Globe Capital International Inc. (Consultant)	2485 Wall Street, Vancouver, BC, V5K 1A4, Canada	7.49	2,040	25/11/2026	[REDACTED]%
Ross Beaty (Consultant)	Suite 1501 - 700 West Pender Street Vancouver, BC V6C 1G8 Canada	3.65 to 7.49(2)	13,940	25/11/2026 and 24/11/2027	[REDACTED]%
Carlos Benalcazar (Employee)	Carlos Tobar E229 y Av. Eloy Alfaro, Quito, Ecuador	3.65 to 7.49(2)	884	25/11/2026 and 24/11/2027	[REDACTED]%
Cai Hongyu (Independent Director) .	Flat F, 5/F, Yat Wing Mansion/Tower 7, Lei King Wan, Sai Wan Ho, Hong Kong	4.41 to 5.07(2)	40,000	10/4/2030	[REDACTED]%
Dr. Feng Rui (Chairman of the Board, Executive Director and Chief Executive Officer)	5 Jalan Haji Alias, Singapore 268506	3.93 to 5.07(2)	300,000	26/4/2027, 23/2/2028, 1/4/2029 and 10/4/2030	[REDACTED]%
Leo Hathaway (Consultant)	Suite 700, 1090 West Georgia Street, Vancouver, BC, V6E 3V7, Canada	2.67 to 7.49(2)	23,710	25/11/2026 and 26/1/2029	[REDACTED]%
Jonathan Paul Hoyles (General Counsel & Corporate Secretary) .	668 W 19th Ave, Vancouver, British Columbia, V5Z 1X1, Canada	4.41 to 5.07(2)	13,333	1/4/2029 and 10/4/2030	[REDACTED]%
Marina Anna Katusa (Independent Director)	1242 W 33rd Ave., Vancouver, British Columbia, V6M 1A5, Canada	4.41 to 5.07(2)	24,667	1/4/2029 and 10/4/2030	[REDACTED]%
David Larenas (Employee)	Urbanizacion Auqui Chico casa 11, Cumbaya, Quito, Ecuador	4.83	8,333	5/5/2030	[REDACTED]%
Peter Lekich (Employee)	3758 Welwyn St., Vancouver, BC, Canada V5N 3Y9	4.41 to 5.07(2)	13,333	1/4/2029 and 10/4/2030	[REDACTED]%
Liu Yakun (Employee)	10137 143A Street, Surrey, BC, Canada V3T 5A7	4.41 to 5.07(2)	10,000	1/4/2029 and 10/4/2030	[REDACTED]%
Liu Yikang (Independent Director)	Unit 201, Unit 4, Building 5, Compound 16, Beixiao Street, Dongcheng District, Beijing, PRC	4.41 to 5.07(2)	18,000	1/4/2029 and 10/4/2030	[REDACTED]%

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

					Percentage of the
					issued share
					capital of our
			Number of Shares		Company
Name of grantee			issuable under the		immediately upon
(Position in the		Exercise Price	outstanding		completion of the
Company)	Residential address	(CAD)	Options	Expiry date	[REDACTED](1)
Leon Ma (Employee)	3760 Southwood St., Burnaby, BC, Canada V5J 2C9	4.41	5,000	1/4/2029	[REDACTED]%
Martin Rip (Consultant)	3164 Canfield Crescent, North Vancouver, BC, V7R 2V8, Canada	7.49	5,440	25/11/2026	[REDACTED]%
Kenneth Graham Robertson (Independent Director)	1007-1408 Strathmore Mews Vancouver, British Columbia, V6Z 3A9, Canada	4.08 to 5.07(2)	50,000	23/2/2028, 1/4/2029 and 10/4/2030	[REDACTED]%
Lon Eric Shaver (President)	12627 27A Ave., Surrey BC, Canada, V4A 2N4	3.93 to 5.07(2)	80,000	26/4/2027, 1/4/2029 and 10/4/2030	[REDACTED]%
Stephen Paul Simpson (Lead Independent Director)	1987 McNicoll Avenue, Vancouver, British Columbia, V6J 1A7	3.93 to 5.07(2)	70,000	26/4/2027, 1/4/2029 and 10/4/2030	[REDACTED]%
Fabian Toledo (Employee)	Avenida Alonso de Mercadillo, Zamora, EC, Ecuador	3.65 to 7.49(2)	4,760	25/11/2026 and 24/11/2027	[REDACTED]%
Wang Jing (Interim Chief Financial Officer)	1003, Unit 2, Building 2, Block E, Zhujiangdijing, Chaoyang District, Beijing, PRC	10.85	30,000	8/12/2030	[REDACTED]%

Xue Lei (Employee)	4232 Perry Street, Vancouver, BC, Canada V5N 3X5	4.41 to 5.07(2)	6,667	1/4/2029 and 10/4/2030	[REDACTED]%

Alex Yongming Zhang (Employee)	17139 26A Ave, Surrey, BC, Canada V3Z 0B3	5.07	25,000	10/4/2030	[REDACTED]%
			745,107		[REDACTED]%(3)

Notes:

(1)	The percentage is calculated by reference to the number of Shares in issue immediately following the completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes). Consequently, this is based on [REDACTED] Shares in issue on the [REDACTED] Date.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(2)	Details of the exercise price (CAD) and expiry date are as follows:

November 25, 2026 to April 25, 2027: $7.49

April 26, 2027 to November 23, 2027: $3.93

November 24, 2027 to February 22, 2028: $3.65

February 23, 2028 to January 25, 2029: $4.08

January 26, 2029 to March 31, 2029: $2.67

April 1, 2029 to April 9, 2030: $4.41

April 10, 2030 to May 4, 2030: $5.07

May 5, 2030 to December 8, 2030: $4.83 to $10.85

(3)	Discrepancies between totals set out above are due to rounding.

17.	Outstanding RSUs under the Omnibus Plan

As at the Latest Practicable Date, there were 72 grantees holding 2,498,586 RSUs, representing approximately 0.84% of our total issued share capital of our Company.

The Shares subject to the RSUs settled under the Omnibus Plan represent (i) approximately [REDACTED]% of our issued share capital immediately upon completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes); and (ii) approximately [REDACTED]% of our issued share capital immediately upon completion of the [REDACTED] (assuming settlement in full of all RSUs granted under the Omnibus Plan, no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, and (ii) conversion of all the Convertible Notes).

Settlement in full of all RSUs granted under the Omnibus Plan would result in an increase in the total number of Shares in issue immediately upon completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, and (ii) conversion of all the Convertible Notes) by approximately [REDACTED]%.

Further, assuming that (i) our Company had been [REDACTED] on the [REDACTED] since [REDACTED] with [REDACTED] Shares in issue (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus Plan, (ii) settlement of alloutstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes); and (ii) all the RSUs granted under the Omnibus Plan in respect of 2,498,586 Shares were settled in full on [REDACTED], the earnings per Share on a pro forma basis for the nine months ended December 31, 2025 would have been diluted from approximately US$[REDACTED] (unaudited) to US$[REDACTED] (unaudited).

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

The following table sets forth the number of RSUs granted to our Directors and senior management members and other grantees under the Omnibus Plan as at the Latest Practicable Date:

			Approximate percentage of
			the total issued Shares
		Number of Shares	immediately after
		underlying the outstanding	completion of the
Name of grantee (Position in the Company)	Date of Grant	RSUs	[REDACTED](1)
Dr. Feng Rui (Chairman of the Board, Executive Director and Chief Executive Officer)	23/2/2023, 10/4/2023, 1/4/2024, 10/4/2025 and 22/4/2026	1,102,500	[REDACTED]%

Cai Hongyu (Independent Director)	1/4/2024, 10/4/2025 and 22/4/2026	35,000	[REDACTED]%

Marina Anna Katusa (Independent Director)	1/4/2024, 10/4/2025 and 22/4/2026	35,000	[REDACTED]%

Liu Yikang (Independent Director)	1/4/2024, 10/4/2025 and 22/4/2026	35,000	[REDACTED]%

Stephen Paul Simpson (Lead Independent Director)	26/4/2022, 23/2/2023, 10/4/2023, 1/4/2024, 10/4/2025 and 22/4/2026	75,666	[REDACTED]%

Kenneth Graham Robertson (Independent Director)	23/2/2023, 10/4/2023, 1/4/2024, 10/4/2025 and 22/4/2026	62,500	[REDACTED]%

Lon Eric Shaver (President)	5/4/2021, 26/4/2022, 10/4/2023, 1/4/2024, 10/4/2025 and 22/4/2026	334,667	[REDACTED]%

Jonathan Paul Hoyles (General Counsel & Corporate Secretary)	1/4/2024, 10/4/2025 and 22/4/2026	23,500	[REDACTED]%

Wang Jing (Interim Chief Financial Officer)	10/4/2025, 8/12/2025 and 22/4/2026	58,333	[REDACTED]%

Other 63 individuals	Various dates from 5/4/2021 to 22/4/2026	736,420	[REDACTED]%

			[REDACTED]%(2)
		2,498,586

Notes:

(1)	The percentage is calculated by reference to the number of Shares in issue immediately following the completion of the [REDACTED] (assuming no exercise of the [REDACTED] and no issuance of Shares upon (i) exercise of all outstanding Options under the Omnibus, (ii) settlement of all outstanding RSUs under the Omnibus Plan, and (iii) conversion of all the Convertible Notes). Consequently, this is based on [REDACTED] Shares in issue on the [REDACTED] Date.

(2)	Discrepancies between totals set out above are due to rounding.

E.	OTHER INFORMATION

1.	Estate Duty

Our Directors have been advised that no material liability for estate duty is likely to fall on our Group.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

2.	Litigation

As at the Latest Practicable Date, our Company was not engaged in any litigation, arbitration or claim of material importance and no litigation, arbitration or claim of material importance was known to our Directors to be pending or threatened by or against us, that would have a material adverse effect on our results of operations or financial conditions.

3.	The Sole Sponsor

The Sole Sponsor has made an application on our behalf to the [REDACTED] for the [REDACTED] of, and [REDACTED], the Shares in issue and any Shares to be issued pursuant to the Omnibus Plan.

The Sole Sponsor satisfies the independence criteria applicable to sponsor as set out in Rule 3A.07 of the Listing Rules. The Sole Sponsor will receive a fee of US$[REDACTED] for acting as the sponsor for the [REDACTED].

4.	Preliminary Expenses

We have not incurred any material preliminary expenses in relation to the incorporation of our Company.

5.	Qualifications of Experts

The qualifications of the experts (as defined under the Listing Rules and the Companies (Winding Up and Miscellaneous Provisions) Ordinance) which have given opinions or advice in, or referred to in, this Document are as follows:

Name of Expert	Qualifications
CITIC Securities (Hong Kong) Limited	Licenced corporation under the SFO for Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO
Deloitte Touche Tohmatsu	Certified Public Accountants under Professional Accountants Ordinance (Cap 50 of the Laws of Hong Kong) and Registered Public Interest Entity Auditor under Financial Reporting Council Ordinance (Cap 588 of the Laws of Hong Kong)
JunHe LLP	Legal advisers as to PRC law to our Company
McCarthy Tétrault LLP	Legal advisers as to Canadian law to our Company
Dorsey & Whitney LLP	Legal advisers as to U.S. law to our Company
Flor Bustamante Pizarro Hurtado	Legal advisers as to Ecuadorian law to our Company
GRATA International	Legal advisers as to Kyrgyz law to our Company
SMM Information & Technology Co., Ltd	Industry consultant

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

Name of Expert	Qualifications
AMC Mining Consultants (Canada) Ltd	Competent person for Ying Property
SRK Consulting China Ltd.	Competent person for GC Mine, El Domo Project and Condor Project, BYP Mine
Hillerton Consulting Limited	Competent person for Ying Property

As at the Latest Practicable Date, none of the experts named above has any shareholding in any member of our Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of our Group.

6.	Consents of Experts

Each of the experts listed in the paragraph headed “— 5. Qualification of Experts” in this section to this Document has given and has not withdrawn its respective written consent to the issue of this Document with the inclusion of its report and/or letter and/or opinion and/ or references to its name and qualifications included herein in the form and context in which they respectively appear.

7.	Binding Effect

This Document shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all of the provisions (other than the penal provisions) of Sections 44A and 44B of the Companies (Winding Up and Miscellaneous Provisions) Ordinance so far as applicable.

8.	Promoter

We have no promoter for the purpose of the Listing Rules. Save as disclosed in this Document, within the two years immediately preceding the date to this Document, no cash, securities or other benefit has been paid, allotted or given nor are any proposed to be paid, allotted or given to any promoters in connection with the [REDACTED] and the related transactions described in this Document.

9.	Bilingual Document

The English language and Chinese language versions of this Document are being published separately.

10.	No Material Adverse Change

Our Directors confirm that there has been no material adverse change in the financial or trading position or prospects of our Group since December 31, 2025 (being the date to which the latest audited consolidated financial statements of our Group were prepared).

11.	Disclosure of information released in Canada and United States

Pursuant to Rule 13.09(3) of the Listing Rules, our Company will inform the [REDACTED] simultaneously of any information disclosed to the public pursuant to United States and Canadian securities laws and ensure that such information is released to the [REDACTED] in both English and Chinese at the same time as it is released to the market in Canada and United States.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

12.	Disclaimers

(a)	Save as disclosed in “History and Corporate Structure”, “Financial Information”, Appendix I and the section headed “— D. Equity Compensation Plan” in this section, within the two years immediately preceding the [REDACTED] this Document:

(i)	there are no commissions (but not including commission to [REDACTED]) for [REDACTED] or agreeing to [REDACTED], or procuring or agreeing to procure [REDACTED], for any [REDACTED] of our Company; and

(ii)	there are no commissions, discounts, brokerages or other special terms granted in connection with the issue or sale of any capital of any member of our Group, and no Directors, promoters or experts named in “— Other information — Consent of experts” received any such payment or benefit.

(b)	Save as disclosed in “History and Corporate Structure”, “Financial Information”, Appendix I and the section headed “— D. Equity Compensation Plan” in this section, within the two years immediately preceding the date of this Document:

(i)	there are no founder, management or deferred shares in our Company or any member of our Group;

(ii)	we do not have any promoter and no cash, securities or other benefit has been paid, allotted or given within the two years immediately preceding the date of this Document, or are proposed to be paid, allotted or given to any promoters;

(iii)	none of the Directors or the experts named in “— Other information — Consent of experts” above has any interest, direct or indirect, in the promotion of, or in any assets which have been, within the two years immediately preceding the date of this Document, acquired or disposed of by or leased to, any member of our Group, or are proposed to be acquired or disposed of by or leased to any member of our Group;

(iv)	there are no bank overdrafts or other similar indebtedness by our Company or any member of our Group

(v)	there are no hire purchase commitments, guarantees or other material contingent liabilities of our Company or any member of our Group;

(vi)	there are no outstanding debentures of our Company or any member of our Group;

(vii)	there are no arrangements under which future dividends are waived or agreed to be waived;

(viii)	there were no significant interruptions in the business of our Group which may have or have had a significant effect on our financial position in the last 12 months;

(ix)	and save for the Omnibus Plan, no capital of any member of our Group is under option, or is agreed conditionally or unconditionally to be put under option;

(x)	there are no restrictions affecting the remittance of profits or repatriation of capital into Hong Kong and from outside Hong Kong; and

(xi)	there are no contracts or arrangements subsisting at the date of this Document in which a Director is materially interested or which is significant in relation to the business of our Group.

(c)	Save for our Company, no member of our Group is presently listed on any stock exchange or traded on any trading system.

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX VI	DOCUMENTS AVAILABLE ON DISPLAY

DOCUMENTS ON DISPLAY

Copies of the following documents will be on display on the website of the Stock Exchange at www.hkexnews.hk and our website at www.silvercorpmetals.ca during a period of 14 days from the date of this Document:

(a)	the Articles of the Company;

(b)	the Accountants’ Report, the report on review of condensed consolidated financial statements and the report on the [REDACTED] financial information prepared by Deloitte Touche Tohmatsu, the texts of which are set out in “Appendix I — Accountants’ Report”, “Appendix IA — Condensed Consolidated Financial Statements” and “Appendix II — [REDACTED] Financial Information”, respectively;

(c)	the audited consolidated financial statements of the Group for the fiscal years ended March 31, 2024 and 2025 and the reviewed condensed consolidated financial statements of our Group for the nine months ended December 31, 2025;

(d)	the legal opinion from JunHe LLP, the Company’s PRC legal adviser, in respect of certain aspects of the Company and the property interests of our Group in the PRC;

(e)	the industry report prepared by SMM Information & Technology Co., Ltd, the summary of which is set forth in the section headed “Industry Overview” in this Document;

(f)	the competent person’s report for the Ying Property prepared by AMC Mining Consultants (Canada) Ltd, the text of which is set out in Appendix III-A to this Document;

(g)	the competent person’s report for the GC Mine prepared by SRK Consulting China Ltd., the text of which is set out in Appendix III-B to this Document;

(h)	the competent person’s report for the El Domo Project prepared by SRK Consulting China Ltd., the text of which is set out in Appendix III-C to this Document;

(i)	the competent person’s report for the Condor Project prepared by SRK Consulting China Ltd., the text of which is set out in Appendix III-D to this Document;

(j)	the competent person’s report for the Chaarat Gold Project prepared by SRK Consulting China Ltd., the text of which is set out in Appendix III-E to this Document;

(k)	the competent person’s report for the BYP Mine prepared by SRK Consulting China Ltd, the text of which is set out in Appendix III-F to this Document;

(l)	the legal opinion prepared by McCarthy Tétrault LLP, our Canadian Legal Adviser, summarizing the constitution of the Company and certain aspects of Canadian law and TSX Listing Policies and shareholders protection matters referred to in Appendix IV;

(m)	the memorandum prepared by Dorsey & Whitney LLP, our U.S. Legal Adviser, summarizing certain aspects of U.S. law and NYSE American Listing Policies referred to in Appendix IV;

(n)	the legal opinion from GRATA International, our Kyrgyz Legal Adviser, in respect of certain aspects of the Company and the property interests of our Group in Kyrgyzstan;

THIS DOCUMENT IS IN DRAFT FORM, INCOMPLETE AND SUBJECT TO CHANGE AND THAT THE INFORMATION MUST BE READ IN CONJUNCTION WITH THE SECTION HEADED “WARNING” ON THE COVER OF THIS DOCUMENT.

APPENDIX VI	DOCUMENTS AVAILABLE ON DISPLAY

(o)	the legal opinion from Flor Bustamante Pizarro Hurtado, our Ecuadorian Legal Adviser, in respect of certain aspects of the Company and the property interests of our Group in Ecuador;

(p)	the BCBCA (the governing corporate law of the Company);

(q)	the material contracts referred to in “Appendix V — Statutory and General Information — B. Further Information About the Business — 1. Summary of Material Contracts”;

(r)	the written consents referred to in “Appendix V — Statutory and General Information — E. Other Information — 6. Consents of Experts”; and

(s)	the terms of the Omnibus Plan.